CarterHoltHarvey



640 Great South Road
Manukau City
Private Bag
92-106
Auckland
New Zealand
Telephone
64 9 262 6000
Facsimile
64 9 262 6099

www.chh.com

9 March 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
Washington DC 20549

Attention: Mr Michael Coco

Re: Carter Holt Harvey Limited
12g3-2(b) Information
File No. 82-34900

Dear Sir

Enclosed please find information that Carter Holt Harvey Limited ("CHH") is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act; and
- that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that CHH is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +64-9-262-6089.

Yours sincerely

Shehnaz Hajati
Manager - Company Secretarial

shehnaz.hajati@chh.co.nz

3/22

Information and documents made public, distributed to Shareholders or filed with NZX, ASX, Companies Office or ASIC from 5 January 2006 to 8 March 2006

Date	Document	Tab
8 March 2006	Substantial Security Holder Notice from Rank Group	1
8 March 2006	Change of Director's Interest Notice	2
7 March 2006	Disclosure of Officer's Relevant Interests	3
2 March 2006	Disclosure of Officer's Relevant Interests	4
1 March 2006	Change of Director's Interest Notice	5
27 February 2006	Substantial Security Holder Notice from Rank Group	6
20 February 2006	Target Company Statement	7
20 February 2006	Rank confirms despatch of Takeover Offer to Carter Holt Harvey shareholders	8
17 February 2006	Rank issues Release in relation to Offer-Independent Directors recommend acceptance	9
17 February 2006	Carter Holt Harvey Directors consent to revised Rank Offer	10
16 February 2006	Rank Group Notice of Takeover Offer Record date	11
15 February 2006	Rank's proposed offer for CHH does not comply with Takeovers Code	12
12 February 2006	Takeovers Panel considers Rank's Proposed Offer may not comply with Code	13
7 February 2006	Final Director's Interest Notice & Disclosure of Officer's Relevant Interests	14
3 February 2006	Peter Springford resigns as CEO & Managing Director including filing with CO & ASIC	15
3 February 2006	Financial Results for the year ended 31 December 2005	16
3 February 2006	Carter Holt Harvey receives new Takeover Notice	17
2 February 2006	Final Director's Interest Notice	18
1 February 2006	Final & Change of Director's Interest Notices & Disclosure of Director's Relevant Interests	19
31 January 2006	Carter Holt Harvey confirms changes to its Board including filing with CO & ASIC	20
26 January 2006	Disclosure of Officer's Relevant Interests	21
25 January 2006	Change of Director's Interest Notice & Disclosure of Officer's Relevant Interests	22
24 January 2006	Carter Holt Harvey to delist from ASX	23
20 January 2006	Disclosure of Officer's Relevant Interests	24
20 January 2006	Rank Takeover offer of Cater Holt Harvey Limited - No further extensions	25
19 January 2006	Disclosure of Officer's Relevant Interests	26
18 January 2006	Change of Director's Interest Notice	27
13 January 2006	Rank Offer extended confirms Carter Holt Harvey	28
11 January 2006	Change of Director's Interest Notice	29
9 January 2006	Disclosure of Officer's Relevant Interests	30
6 January 2006	Staff Share Purchase Scheme	31

Form 1

Reg. 4

(Securities Markets Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [x] Notice of change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(2))
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1*. **Carter Holt Harvey Limited**
Name of public issuer

Rank Group Investments Limited
Name of substantial security holder

PO Box 3515, Auckland, New Zealand
Address of substantial security holder

Greg Horton
Contact name for queries

+64 9 921 4300
Telephone number

2*. **1,151,317,177**
Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047
Total number of voting securities issued by public issuer

87.98%
Total percentage

CAH – Ordinary shares
Class of voting securities

ONE
Number of votes attached to each voting security in that class

3*. BENEFICIAL RELEVANT INTERESTS

1,121,423,920
Number of voting securities of the class in which a beneficial relevant interest is held

85.70%
Percentage held at date of THIS notice

85.70%
Percentage held at date of LAST notice (if any)

NON-BENEFICIAL RELEVANT INTERESTS

29,893,257
Number of voting securities of the class in which a non-beneficial relevant interest is held

2.28%
Percentage held at date of THIS notice

1.06%
Percentage held at date of LAST notice (if any)

4*. DETAILS OF EACH RELEVANT INTEREST

5*. **Rank Group Investments Limited**
Name(s) of registered holder(s)

6*. **N/A**
Date(s) of transaction(s)

7*. **1,121,423,920**
Number of voting securities

N/A
Consideration (expressed in NZ$)

DETAILS OF EACH RELEVANT INTEREST

Name(s) of registered holder(s)

5(1)(f)
Provision(s) of section 5

28/02/06 to 08/03/06
Date(s) of transaction(s)

15,987,300
Number of voting securities

NZ$2.75 per share
Consideration (expressed in NZ$)

Beneficial holding:

On 14 September 2005, Rank Group Investments Limited ("Rank") made a full takeover offer ("First Offer") for all of the shares in Carter Holt Harvey Limited ("CHH"). The First Offer closed on 27 January 2006. Rank's beneficial holding of CHH shares, as set out in this notice, represents the total number of shares in CHH that were acquired by Rank as a result of acceptances to the First Offer.

Non-beneficial holdings:

On 20 February 2006, Rank made a new full takeover offer ("Second Offer") for all of the shares in CHH that it did not own as at that date. The non-beneficial relevant interests disclosed in this notice represent:

a) regular acceptances in respect of 11,621,043 CHH shares;

b) acceptances through an acceptance facility established by Rank, in respect of 1,745,771 CHH shares; and

c) confirmation of acceptance of the offer through the acceptance facility established by Rank, in respect of 2,620,486 CHH shares,

received from shareholders during the period 28 February 2006 to 8 March 2006, under and in accordance with the terms of the Second Offer.

The Second Offer is conditional upon Rank receiving the right to acceptances that would result in Rank holding or controlling 90% of the voting rights in CHH. Facility acceptances may be withdrawn up to the point just before the Second Offer is declared unconditional. As at the date of this notice, the Second Offer had not become unconditional.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation - forms part of this notice.......... ☑

is not required to be filed.......... ☐

has already been filed with the notice dated.......... [ ]

9*.

1	27 February 2006	N/A
Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]	**Nathanael William Starrenburg**	**8 March 2006**
Signature (unless filed by electronic means other than facsimile)	Full name	Date



Date........8 March 2006.

Rank Group Investments Limited
PO Box 3515
AUCKLAND

We confirm acceptance of the offer by Rank Group Investments Limited for our 7,932,878 million shares in Carter Holt Harvey Limited subject to the terms of the "Acceptance Facility" and have instructed our custodians accordingly.

Yours sincerely

LINDA FOX
COMPANY SECRETARY.

....

Note: Facility acceptances have already been received in respect of 5,312,392 ordinary shares. Accordingly, this letter is confirmation of acceptance through the acceptance facility in respect of 2,620,486 ordinary shares.

MetRule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	1 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
Date of change	1 March 2006 – 7 March 2006
No. of securities held prior to change	1,138,294,532
Class	Ordinary shares
Number acquired	11,620,630
Number disposed	11,520,256
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.75 per share
No. of securities held after change	1,138,394,906

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisitions represent acceptances received under and in respect of the takeover offer dated 20 February 2006, being regular acceptances in respect of 1,668,946 shares and acceptances through an acceptance facility established by Rank in respect of 9,951,684 shares. Dispositions represent acceptances withdrawn through the acceptance facility in respect of 11,520,256 shares.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	√

B. Preliminary

1. Name	Chinthaka Abeywickrama
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Executive - Lodestar
5. Date of this disclosure notice	7-Mar-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Carter Holt Group Trustee Limited
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares subject to restriction under the s.166 staff share purchase scheme

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	5-Nov-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	6-Mar-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Transfer of shares from Carter Holt Group Trustee Limited at expiration of restrictive period under s.166 staff share purchase scheme
14. Consideration (as required by regulation 10)	$1.23 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	√

B. Preliminary

1. Name	Chinthaka Abeywickrama
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Executive - Lodestar
5. Date of this disclosure notice	7-Mar-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Chinthaka Abeywickrama
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	5-Nov-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	6-Mar-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Acquisition of shares on transfer from Carter Holt Group Trustee Limited at expiration of restrictive period under s.166 staff share purchase scheme
14. Consideration (as required by regulation 10)	$1.23 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	Nil
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	1,350 ordinary shares

G. Signature (as required by regulation 14)



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	 √

B. Preliminary

1. Name	Christine Violet Burns
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Controller
5. Date of this disclosure notice	2-Mar-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Carter Holt Group Trustee Limited
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares subject to restriction under the s.166 staff share purchase scheme

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	24-Feb-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Transfer of shares from Carter Holt Group Trustee Limited at expiration of restrictive period under s.166 staff share purchase scheme
14. Consideration (as required by regulation 10)	$1.23 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

C V Burns



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice) ☐

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice) √



B. Preliminary

1. Name	Christine Violet Burns
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Controller
5. Date of this disclosure notice	2-Mar-06

C. Nature of relevant interest

Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Christine Violet Burns
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	28-Nov-05
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	24-Feb-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Acquisition of shares on transfer from Carter Holt Group Trustee Limited at expiration of restrictive period under s.166 staff share purchase scheme
14. Consideration (as required by regulation 10)	$1.23 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	Nil
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	1,350 ordinary shares

G. Signature (as required by regulation 14)

CV Burns

MetRule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CARTER HOLT HARVEY LIMITED**
ABN	**48 050 319 152**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	1 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
Date of change	22 February 2006 – 28 February 2006
No. of securities held prior to change	1,121,423,920
Class	Ordinary shares
Number acquired	16,870,612
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.75 per share
No. of securities held after change	1,138,294,532
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptances received under and in respect of the takeover offer dated 20 February 2006, being regular acceptances in respect of 849,622 shares and acceptances through an acceptance facility established by Rank in respect of 16,020,990 shares.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 1

Reg. 4

(Securities Markets Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [x] ✓ Notice of change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(2))
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1*. **Carter Holt Harvey Limited**
Name of public issuer

Rank Group Investments Limited
Name of substantial security holder

PO Box 3515, Auckland, New Zealand
Address of substantial security holder

Greg Horton
Contact name for queries

+64 9 921 4300
Telephone number

2*. **1,135,329,877**
Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047
Total number of voting securities issued by public issuer

86.76%
Total percentage

CAH – Ordinary shares
Class of voting securities

ONE
Number of votes attached to each voting security in that class

3*.

	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
Number of voting securities of the class in which a (non-)beneficial relevant interest is held	1,121,423,920	13,905,957
Percentage held at date of THIS notice	85.70%	1.06%
Percentage held at date of LAST notice (if any)	85.70%	N/A

4*.

	DETAILS OF EACH RELEVANT INTEREST		DETAILS OF EACH RELEVANT INTEREST	
5*. Name(s) of registered holder(s)	Rank Group Investments Limited			
6*.	N/A Date(s) of transaction(s)		5(1)(f) Provision(s) of section 5	22/02/06 to midday 27/02/06 Date(s) of transaction(s)
7*.	1,121,423,920 Number of voting securities	N/A Consideration (expressed in NZ$)	13,905,957 Number of voting securities	NZ$2.75 per share Consideration (expressed in NZ$)

NWS-101860-1-D276-V3

Beneficial holding:

On 14 September 2005, Rank Group Investments Limited ("Rank") made a full takeover offer ("First Offer") for all of the shares in Carter Holt Harvey Limited ("CHH"). The First Offer closed on 27 January 2006. Rank's beneficial holding of CHH shares, as set out in this notice, represents the total number of shares in CHH that were acquired by Rank as a result of acceptances to the First Offer.

Non-beneficial holdings:

On 20 February 2006, Rank made a new full takeover offer ("Second Offer") for all of the shares in CHH that it did not own as at that date. The non-beneficial relevant interests disclosed in this notice represent:

a) 101 regular acceptances in respect of 564,943 CHH shares; and

b) 66 acceptances through an acceptance facility established by Rank, in respect of 13,341,014 CHH shares,

received from shareholders during the period 22 February 2006 to midday 27 February 2006, under and in accordance with the terms of the Second Offer.

The Second Offer is conditional upon Rank receiving the right to acceptances that would result in Rank holding or controlling 90% of the voting rights in CHH. Facility acceptances may be withdrawn up to the point just before the Second Offer is declared unconditional. As at the date of this notice, the Second Offer had not become unconditional.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation - forms part of this notice ☐

is not required to be filed ☑

has already been filed with the notice dated ☐

9*.

nil	21 December 2005	N/A
Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]	Nathanael William Starrenburg	27 February 2006
Signature (unless filed by electronic means other than facsimile)	Full name	Date

NWS-101860-1-D276-V3


CarterHoltHarvey

TARGET COMPANY STATEMENT

THIS DOCUMENT CONTAINS CARTER HOLT HARVEY LIMITED'S INDEPENDENT DIRECTORS' RECOMMENDATION AND THE INDEPENDENT ADVISER'S REPORT IN RESPONSE TO RANK GROUP INVESTMENTS LIMITED'S TAKEOVER OFFER FOR CARTER HOLT HARVEY LIMITED.




CarterHoltHarvey

CONTENTS

SECTION 1

LETTER FROM INDEPENDENT DIRECTORS

20 February 2006

Dear Carter Holt Harvey Shareholder

The Independent Directors of Carter Holt Harvey Limited ("CHH") recommend shareholders ACCEPT Rank Group Investments Limited's ("Rank") takeover offer for all the remaining CHH shares it does not currently own (14.3%) ("Offer").

The consideration for the Offer to be satisfied is $2.75 per share, payable only if Rank achieves the 90% shareholding required to compulsorily acquire the remaining shares in CHH.

This letter and accompanying Target Company Statement ("Statement") is in response to Rank's Offer Document, which was dispatched to shareholders on 20 February 2006. This Target Company Statement includes the independent adviser's report prepared by Grant Samuel & Associates (Grant Samuel). You should carefully read these documents as they provide important information on the Offer.

BACKGROUND

On 14 September 2005, a takeover offer was made by Rank for all the shares in CHH. At the time, International Paper was the company's majority shareholder with a 50.5% stake in the business. At the close of the offer period, Rank had accumulated a total of 85.7% of CHH.

Subsequent to the close of the offer on 27 January 2006, on 3 February 2006 Rank announced the intention to make a new offer to purchase the remaining shares in CHH at an offer price of $2.70 per share with a premium of 5 cents per share payable if the 90% threshold was reached within 7 business days of the Offer being made. The Takeovers Panel determined that the Offer did not comply with the Takeovers Code but accepted an undertaking from Rank to remedy the defect in this new Offer. On 17 February 2006, the directors of CHH agreed to approve the variation to enable this new Offer to be made. The new Offer effectively increases the consideration offered to a cash consideration of $2.75 per share and incorporates an Acceptance Facility, as outlined in the Offer. This Offer is conditional on Rank achieving a 90% majority stake in CHH. If Rank does not acquire a 90% stake, no shares will be acquired by Rank under the Offer.

The Independent Directors appointed Grant Samuel as Independent Advisers to CHH. Following a detailed review of the company's operations, Grant Samuel have considered Rank's Offer to be fair. Grant Samuel's report is included in this Statement.

RECOMMENDATION

Having considered a range of factors including those listed below, the Independent Directors of CHH recommend shareholders accept Rank's Offer.

- the Offer price is considered by Independent Adviser Grant Samuel to be fair;
- the Offer price is at the upper end of the Grant Samuel's valuation range of $2.43 to $2.89, where the midpoint of this range is $2.66;
- the Offer price is significantly above the initial $2.50 bid price set by Rank on 14 September 2005 which was recommended by the Independent Directors of CHH on 1 November 2005. The review by the Independent Directors has concluded that there has been no material change to the trading or outlook of the company since that date;

- the Offer price of $2.75 per share is significantly above the trading price of CHH shares immediately prior to the notice by Rank of its intention to make the Offer;
- following the close of the Offer the share price may decline;
- at 14.3% of free-float shares, there is limited liquidity in CHH shares. CHH is no longer part of international indices such as the Morgan Stanley Capital Index (MSCI) and the domestic index NZX10. CHH has already announced its intention to delist from the ASX;
- whilst continuing to meet the minimum regulatory requirements for disclosure, it is likely that there will be significantly less disclosure by CHH going forward including potentially a move to half yearly reporting;
- being removed from the MSCI and NZX10, the reality of potentially reduced disclosure and significantly reduced liquidity, will likely reduce the amount of research provided by analysts;
- at 85.7% ownership, Rank already has significant control of CHH and may decide to increase the financial risk profile of CHH, eliminate the dividend and/or change the business portfolio significantly without the need for minority shareholder input;
- CHH has been downgraded to non-investment grade by Standard and Poor's and Moody's with both agencies recognising the uncertainty of CHH's future financial risk profile;
- if Rank secures acceptances in respect of 90% of the shares in CHH, it will be able to compulsorily acquire the remaining shares;
- subject to Rank getting to 90%, shareholders selling into the Offer will receive payment within three-business days. If Rank reaches 90% and pursues compulsory acquisition, shareholders who have not accepted the Offer may not receive payment for up to several weeks following the date that Rank achieves 90%;
- The markets in which CHH operates continue to be challenging with high foreign exchange rates, volatile commodity prices, and an uncertain outlook for housing starts in Australia and New Zealand.

While there may be risks associated with not accepting the Offer, it is important to reiterate the potential upsides to the company's valuation.

CHH businesses have strong market positions and many are of sufficient size to realise scale benefits and compete internationally. The earnings performance of CHH, and in particular, Pulp & Paper, continues to be sensitive to movements in the NZ/US exchange rate and global pulp and paper prices, which could potentially benefit CHH going forward. The earnings of the NZ and Australian Wood Group are influenced by building activity and log prices, as well as movements in exchange rates.

However, Grant Samuel has commented that with the Australian and New Zealand economies being flat and in certain geographical areas declining, CHH continues to operate in a difficult environment. While the recent strengthening of the US$ against both currencies is beneficial to CHH, this will in part be offset by higher cost inputs, lower sales levels and adverse competitor actions. In general however, in Grant Samuel's opinion, the overall matrix of business drivers for CHH has improved a little from late 2005 for the Pulp and Paper businesses, stayed flat for the Packaging and Forests businesses and declined for the WoodProducts business.

Grant Samuel notes in its report that Rank Group's influence on CHH to date has been limited, other than managing the reduction in head count at head office and at divisional offices, much of which was planned and scheduled before it

acquired a majority stakeholding in CHH. In conclusion, Grant Samuel states that changes in the major external factors have been broadly consistent with assumptions announced in September 2005.

In summary, shareholders electing to retain their shares in CHH should recognise that while the business portfolio remains in its current form, the overall earnings of the company will remain exposed to external factors and other various risks. The Independent Directors concur with the conclusions produced by Grant Samuel, and in turn recommend shareholders accept this Offer.

Yours sincerely

J Maasland

CHAIRMAN
COMMITTEE OF INDEPENDENT DIRECTORS
CARTER HOLT HARVEY

SECTION 2

STATUTORY INFORMATION

TARGET COMPANY STATEMENT BY CARTER HOLT HARVEY LIMITED PURSUANT TO RULE 46 OF THE TAKEOVERS CODE IN RELATION TO AN OFFER BY RANK GROUP INVESTMENTS LIMITED

1. **DATE**

This statement is dated 20 February 2006.

2. **OFFER**

On 3 February 2006, Rank Group Investments Limited (**"Rank"**) gave notice of an offer (**"Offer"**) to purchase all of the fully paid ordinary shares of Carter Holt Harvey Limited (**"CHH"**) that it did not own at the date of the notice, at a price of NZ$2.70 per share with a premium of 5 cents per share payable if Rank received acceptances of the Offer, that would result in Rank holding or controlling 90% of CHH within 7 business days of the date of the Offer.

On 15 February 2006, the Takeovers Panel determined that the Offer did not comply with the Takeovers Code but accepted an undertaking from Rank to remedy the defect in the Offer and amend the Offer price to $2.75 per share. On 17 February 2006, the directors of CHH agreed to approve the variation to enable the Offer to be made. The Offer price is $2.75 per share and is conditional on Rank receiving acceptances that would result in it holding or controlling 90% of CHH.

3. **TARGET COMPANY**

Carter Holt Harvey Limited is the target company.

4. **DIRECTORS OF TARGET COMPANY**

The names of the directors of CHH are:

(a) Mark Douglas Irving Burrows;
(b) Thomas James Degnan;
(c) Timothy Guthrie Hardman;
(d) Graeme Richard Hart;
(e) John Hendrik Maasland;
(f) Bryce McCheyne Murray.

5. **OWNERSHIP OF EQUITY SECURITIES OF TARGET COMPANY**

5.1 The only class of equity security of CHH is ordinary shares. The number of ordinary shares held or controlled by:

(a) each director of CHH and their associates; and

(b) any other person holding or controlling more than 5% of ordinary shares to the knowledge of CHH,

is set out in the table below:

Name	Description	Ordinary Shares	Percentage
Graeme Richard Hart[1]	Director of Rank and CHH	1,121,423,920	85.70%
Rank	Person holding or controlling more than 5%	1,121,423,920	85.70%
New Zealand Central Securities Depository Limited[2]	Person holding or controlling more than 5%	90,044,781[3]	6.88%

No senior officers of CHH hold or control any CHH ordinary shares. Except as set out in the table above, no other person referred to in paragraph 5.1(a) or (b) above holds or controls equity securities of CHH.

5.2 In the two year period before the date of this statement no equity securities of CHH were issued to directors or senior officers of CHH or their associates.

5.3 CHH has a section DC12 staff share scheme (known as the Carter Holt Group Employee Share Purchase (s.166) Scheme) pursuant to which certain employees are entitled to acquire shares which are held by trustees for three years before the shares vest in the employee. The trustees of the scheme were not entitled to accept the original Rank offer. Mr Nicolas Short, a senior officer of CHH, currently has a beneficial interest in 1,350 ordinary shares in the scheme.

In the two year period before the date of this statement, no director and no other senior officer of CHH or any of their associates has obtained a beneficial interest under any employee share scheme or other remuneration arrangement.

6. **TRADING IN TARGET COMPANY EQUITY SECURITIES**

The following directors and senior officers of CHH, or their associates, have acquired or disposed of CHH ordinary shares during the six month period ending on 5.00 p.m. on 16 February 2006 (being the latest practicable date before the date of this statement).

Name	Description	Ordinary Shares	Price	Date/Type of Trade
John Maasland	Director	1,500	NZ$2.50	7 Nov 2005 Disposal
Michael Falconer	Senior officer	150,000	NZ$2.50	6 Dec 2005 Disposal
Nicolas Short	Senior officer	2,100	NZ$2.50	17 Nov 2005 Disposal
Nicolas Short[4]	Senior officer	21,749,993	NZ$2.50	12 Oct 2005 Disposal
John Payne	Senior officer	1,350	NZ$2.50	24 Nov 2005 Disposal
Christine Burns	Senior officer	975	NZ$2.50	22 Nov 2005 Disposal
Graeme Richard Hart[5]	Director of Rank and CHH	Details set out in Schedule A (Trading in CHH equity securities by Rank)		
Rank[5]	Person holding or controlling more than 5%	Details set out in Schedule A (Trading in CHH equity securities by Rank)		

Apart from the acquisitions and disposals disclosed above, no directors or senior officers of CHH, or their associates, have acquired or disposed of CHH ordinary shares during the six month period ending at 5.00 p.m.

[1] Mr Hart and his associated interests are the sole shareholders in Rank Group Limited, which owns Rank which in turn is the majority shareholder in CHH.

[2] New Zealand Central Securities Depository Limited (NZCSD) is the nominee for the Austraclear clearing and settlement system and is administered by the Reserve Bank of New Zealand.

[3] Held by NZCSD as at 16 February 2006.

[4] Shares held as trustee of the SGP Trust. This trust held the shares in connection with the CHH Share Growth Plan, an employee benefit plan.

[5] Mr Hart and his associated interests are the sole shareholders in Rank Group Limited, which owns Rank which in turn is the majority shareholder in CHH. Accordingly, Mr Hart has an interest in each of the acquisitions of CHH shares by Rank set out in Schedule A (Trading in CHH equity securities by Rank).

on 16 February 2006 (being the latest practicable date before the date of this statement). Neither Mr Hart nor Rank have acquired or disposed of the ownership of any CHH shares since the original offer for CHH by Rank closed on 27 January 2006.

7. ACCEPTANCE OF OFFER

Rank, as the offeror, does not intend to accept the Offer. Other than Rank, as an associate of Mr Hart, no directors or senior officers of CHH, or their associates, own any CHH shares at 16 February 2006 and therefore cannot accept the Offer.

8. OWNERSHIP OF EQUITY SECURITIES OF THE OFFEROR

CHH does not hold any securities in Rank. Mr Hart (a director of CHH) and his associated interests hold all of the shares in Rank Group Limited, which is the holding company for Rank.

Apart from the persons listed above, none of CHH, its directors or senior officers, or associates of directors or senior officers of CHH, holds or controls any equity securities of Rank.

9. TRADING IN EQUITY SECURITIES OF THE OFFEROR

No equity securities of Rank were acquired or disposed of by CHH or any director or senior officer, or associate of a director or senior officer, of CHH in the six month period before 5.00 p.m. on 16 February 2006 (being the latest practicable date before the date of this statement).

10. ARRANGEMENTS BETWEEN THE OFFEROR AND CHH

10.1 Subject to paragraph 10.2 below, no agreement or arrangement (whether legally enforceable or not) has been made or is proposed to be made between Rank, or any associate of Rank, and CHH, or any related company of CHH, in connection with, in anticipation of, or in response to, the Offer.

10.2 On 17 February 2006, pursuant to Rule 44 (1)(b)(iii) of the Takeovers Code, the Directors of CHH consented to Rank amending the terms of this Offer from those notified on 3 February 2006, to provide for:

(a) a fixed offer price of $2.75 in cash per share; and

(b) the provision of an acceptance facility which is available to all CHH shareholders.

11. RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS AND OFFICERS OF CHH

11.1 There are no agreements or arrangements (whether legally enforceable or not) made, or proposed to be made, between Rank or any associate of Rank and any director and senior officer of CHH or of any related company of CHH in connection with, in anticipation of, or in response to, the Offer.

11.2 Five directors of CHH, Messrs Hart, Burrows, Degnan, Hardman, and Murray, are directors of either Rank or related companies of Rank.

To the best of CHH's knowledge:

(a) Mr Hart is a director, and full owner, of Rank and several other related companies of Rank;

(b) Mr Burrows is an independent director of Burns, Philp & Company Limited, in which Rank Group has approximately a 57.6% shareholding;

(c) Mr Degnan is a director of (i) Burns, Philp & Company Limited and (ii) Goodman Fielder Limited, in which Burns, Philp & Company Limited has a 20% shareholding, each a related party of Rank;

(d) Mr Hardman is a director of Goodman Fielder Limited, a related party of Rank; and

(e) Mr Murray is a director of Burns, Philp & Company Limited, and several other related companies of Rank.

Apart from the directors listed above and subject to the following sentence, no director or senior officer of CHH is also a director or senior officer of Rank, or any related company of Rank. For the avoidance of doubt, Messrs Michael Falconer (Chief Financial Officer), Nicolas Short (General Counsel) and John Payne (General Manager - Treasury and Taxation), senior officers of CHH, are also directors of various wholly owned CHH subsidiary companies, which are technically related companies of Rank.

12. AGREEMENTS BETWEEN CHH AND DIRECTORS AND OFFICERS OF CHH

12.1 Except as recorded in clause 12.2, no agreement or arrangement (whether legally enforceable or not) has been made, or is proposed to be made, between CHH or any related company of CHH, and any of the directors or senior officers of CHH or any related company of CHH or their associates, under which a payment or other benefit may be made or given by way of compensation for loss of office, or as to their remaining in or retiring from office in connection with, in anticipation of, or in response to, the Offer.

12.2 The constitution of CHH provides that a director may receive a payment upon or in connection with retirement or cessation of office if the director was in office on 1 May 2004, or if the payment is authorised by an ordinary resolution of shareholders. If the payment is made without a shareholder resolution to a director who was in office on 1 May 2004, the maximum payment is determined by a formula based on years of service before 31 December 2004, but cannot in any event exceed the total remuneration of the director in any three years chosen by CHH. The effect of this is that retiring allowances were "frozen" as at 31 December 2004. Only Mr Maasland held office as a director on 1 May 2004, and is accordingly eligible for a payment.

These provisions were not included in the constitution of CHH in connection with, in anticipation of, or in response to, the Offer.

13. INTERESTS OF DIRECTORS AND OFFICERS OF CHH IN MATERIAL CONTRACTS OF RANK

13.1 Except as recorded in clause 13.2, no director or senior officer of CHH, or associate of a director or senior officer, and no person who to the knowledge of the directors or senior officers of CHH holds or controls more than 5% of any class of equity securities of CHH, has any interest in any material contract to which Rank, or any related company of Rank, is a party.

13.2 Mr Hart and his associated interests are the sole shareholders in Rank Group Limited, which in turn, is the holding company for Rank. Accordingly, Mr Hart may be deemed to have an interest in the material contracts entered into by Rank. Mr Hart is a director of CHH.

14. RECOMMENDATION

14.1 Messrs Degnan, Hardman, Hart and Murray are associates of Rank and they have a conflict of interest in making a recommendation in respect of the Offer, and abstain from making a recommendation.

14.2 Messrs Maasland and Burrows have been appointed by the CHH board as an independent committee (**"Independent Committee"**) to deal with the Offer.

14.3 The members of the Independent Committee unanimously recommend that CHH shareholders accept the Offer. The reasons for the recommendation are set out in the letter from the Chairman of the Independent Committee which accompanies this statement.

15. ACTIONS OF CHH

15.1 No material agreement or arrangement (whether legally enforceable or not) of CHH and its related companies has been entered into as a consequence of, in response to, or in connection with the Offer.

15.2 There are no negotiations underway, as a consequence of, or in response to, or in connection with the Offer that relate to, or could result in:

(a) an extraordinary transaction such as a merger, amalgamation, or reorganisation involving CHH or any of its related companies;

(b) the acquisition or disposition of material assets by CHH or any of its related companies;

(c) an acquisition of equity securities by, or of, CHH or any of its related companies; or

(d) a material change in the equity securities on issue, or in the policy relating to distributions, of CHH.

16. EQUITY SECURITIES OF CHH

16.1 CHH has 1,308,600,047 ordinary shares, being the only class of equity securities CHH has on issue.

16.2 Subject to certain conditions in the constitution of CHH, each ordinary share confers upon the holder the right to:

(a) an equal share in the distribution of the surplus assets on liquidation;

(b) an equal share in distributions authorised by the board of CHH (subject to any supplementary dividend payable to qualifying foreign investors in accordance with section LE2(11) of the Income Tax Act 2004); and

(c) cast one vote on a show of hands, or to cast one vote per share on a poll, at a meeting of shareholders.

16.3 There are no options or rights to acquire equity securities of CHH.

17. FINANCIAL INFORMATION

17.1 Each shareholder of CHH is entitled to obtain from CHH a copy of the most recent annual report of CHH (being the annual report for the year ended 31 December 2004), which has already been sent to all shareholders. Requests may be made to Carter Holt Harvey Limited, Private Bag 92106, Auckland, New Zealand. A copy of the annual report is also available on CHH's website at www.chh.com.

17.2 A copy of CHH's half-yearly report for the period to 30 June 2005, which was distributed to shareholders on 23 August 2005, is attached to this statement in section 3.

17.3 On 3 February 2006, CHH released an unaudited consolidated statement of financial performance for the full year ended 31 December 2005, a copy of which is attached to this statement in section 4.

17.4 Changes to the financial or trading position, or prospects, of CHH since the annual report for the year ended 31 December 2004 are recorded in the half yearly report referred to in paragraph 17.2 and the unaudited consolidated statement of financial performance for the full year ended 31 December 2005, referred to in paragraph 17.3. Except as recorded in the report referred to in paragraph 17.2, and in the statement referred to paragraph 17.3, there have been no known material changes in those matters since 31 December 2004.

18. INDEPENDENT ADVICE ON THE MERITS OF THE OFFER

Grant Samuel & Associates Limited is the independent adviser which has provided a report under rule 21 of the Takeovers Code.

19. MARKET PRICE OF QUOTED EQUITY SECURITIES UNDER OFFER

19.1 The closing price for CHH ordinary shares on NZSX was:

(a) NZ$2.74 on 16 February 2006, being the last practicable working day prior to this statement being sent by CHH; and

(b) NZ$2.57 on 2 February 2006, being the last day on which NZSX was open for business before the date on which CHH received the takeover notice.

19.2 The closing price for CHH ordinary shares on ASX was:

(a) NZ$2.49 on 16 February 2006, being the last practicable working day prior to this statement being sent by CHH; and

(b) A$2.34 on 2 February 2006, being the last day on which ASX was open for business before the date on which CHH received the takeover notice.

19.3 The highest and lowest closing market prices on NZSX, during the six months before 3 February 2006 (being the date upon which CHH received the takeover notice) were:

(a) **Highest:** NZ$2.61 on 22 August 2005; and

(b) **Lowest:** NZ$2.43 on 9 August 2005.

19.4 The highest and lowest closing market prices on ASX, during the six months before 3 February 2006 (being the date upon which CHH received the takeover notice) were:

(a) **Highest:** A$2.42 on 22 August 2005; and

(b) **Lowest:** A$2.14 on 1 August 2005.

19.5 There were no issues of equity securities or changes in the equity securities on issue that could have affected the market prices referred to above.

19.6 On 21 July 2005, CHH announced that it had declared a fully imputed interim dividend of NZ 5 cents per share. Non-resident shareholders received a supplementary dividend of NZ 0.8823 cents per share which equates to the non-resident withholding tax payable on the interim dividend. The record date for the interim dividend was 5 August 2005 and the interim dividend was paid on 23 August 2005. The announcement and the payment of the interim dividend may have affected the market prices referred to in this clause 19.

19.7 Rank's intention to make the Offer was announced on 3 February 2006. The market price immediately before that announcement was made in New Zealand was NZ$2.57 on NZSX and A$2.34 on ASX.

19.8 A copy of the full report of Grant Samuel & Associates Limited is attached to this statement. There is no other information about the market price of CHH shares that would reasonably be expected to be material to the making of a decision to accept or reject the Offer.

20. APPROVAL OF STATEMENT

20.1 The contents of this statement have been approved by the Independent Committee acting as the Board of CHH to approve the contents of this statement.

20.2 As disclosed above at paragraph 14.1, four directors of CHH, Messrs Hart, Degnan, Hardman, and Murray have a conflict of interest in respect of the Offer. Accordingly, these directors have abstained from the:

(a) preparation and review of this statement;

(a) making of a recommendation in respect of the Offer; and

(a) approval of this statement.

21. OTHER INFORMATION

On 3 February 2006, CHH advised that Mr Peter Springford, the Chief Executive Officer and Managing Director of CHH, had resigned effective 3 February 2006. Mr Springford is to remain as an adviser to CHH.

The directors' resignations previously received from Mr Kerry McDonald and Dr Helen Nugent (which were conditional upon completion of the original takeover offer by Rank dated 14 September 2005) came into effect from the close of that offer on Friday, 27 January 2006.

CERTIFICATE

To the best of our knowledge and belief, after making proper enquiry, the information contained in or accompanying this statement is, in all material respects, true and correct and not misleading, whether by omission of any information or otherwise, and includes all the information required to be disclosed by CHH under the Takeovers Code.

SIGNATURES

N W G Short*
General Counsel

M J Falconer*
Chief Financial Officer

M D I Burrows
Director

J H Maasland
Director

*Peter Springford resigned as Chief Executive Officer of CHH on 3 February 2006. Nicolas Short and Michael Falconer have together fulfilled the role of Chief Executive Officer for the purposes of the preparation of this statement and, as the most relevant senior executives of CHH, have taken responsibility for the factual accuracy of this statement.

SCHEDULE A

TRADING IN CHH EQUITY SECURITIES BY RANK

Every transaction listed below was an acquisition of CHH Shares by Rank for consideration of $2.50.

DATE	NUMBER OF SHARES
16/09/2005	660,843,571
19/09/2005	44,869
20/09/2005	433,162
21/09/2005	772,465
22/09/2005	830,308
23/09/2005	978,302
26/09/2005	1,668,900
27/09/2005	1,232,520
28/09/2005	1,109,764
29/09/2005	871,504
30/09/2005	664,610
03/10/2005	1,270,253
04/10/2005	750,502
05/10/2005	1,137,581
06/10/2005	926,852
07/10/2005	5,997,941
10/10/2005	25,693,846
11/10/2005	11,988,100
12/10/2005	81,344,261
13/10/2005	98,632,198
14/10/2005	1,024,784
17/10/2005	813,753
18/10/2005	863,658
19/10/2005	340,100
20/10/2005	683,656
21/10/2005	12,265,197
25/10/2005	5,908,789
26/10/2005	2,003,209
27/10/2005	1,702,524
28/10/2005	1,962,208
31/10/2005	5,952,129
01/11/2005	2,739,104
02/11/2005	12,293,023
03/11/2005	18,527,180
04/11/2005	15,461,467
07/11/2005	1,864,632
08/11/2005	1,309,179
09/11/2005	834,563
10/11/2005	1,198,141
11/11/2005	811,749
14/11/2005	1,981,461
15/11/2005	529,168
16/11/2005	657,995
17/11/2005	708,834
18/11/2005	1,051,703
21/11/2005	1,919,851
22/11/2005	1,289,793
23/11/2005	9,554,807
24/11/2005	11,527,179
25/11/2005	50,610,965
28/11/2005	606,634
29/11/2005	6,219,778
30/11/2005	1,101,421
01/12/2005	934,987
02/12/2005	2,067,888
05/12/2005	4,373,073
06/12/2005	3,257,447
07/12/2005	1,313,388
08/12/2005	11,576,939
09/12/2005	13,601,201
12/12/2005	2,718,377
13/12/2005	83,486
14/12/2005	62,727
15/12/2005	154,182
16/12/2005	147,389
19/12/2005	329,116
20/12/2005	222,696
21/12/2005	1,859,860
22/12/2005	2,005,583
23/12/2005	232,342
28/12/2005	54,065
29/12/2005	35,975
30/12/2005	827,997
04/01/2006	87,160
05/01/2006	51,019
06/01/2006	1,011,069
09/01/2006	214,033
10/01/2006	76,062
11/01/2006	82,157
12/01/2006	114,926
13/01/2006	87,431
16/01/2006	74,532
17/01/2006	3,075
18/01/2006	19,782
19/01/2006	7,667
20/01/2006	19,147
23/01/2006	31,158
24/01/2006	16,354
25/01/2006	20,451
26/01/2006	81,514
27/01/2006	57,522

SECTION

3

INTERIM REPORT 2005



CONTENTS

LETTER TO SHAREHOLDERS
30 June 2005

The Board of Directors of Carter Holt Harvey Limited advised the New Zealand and Australian Stock Exchanges on 21 July 2005 that net earnings from continuing operations were $140 million for the half-year ended 30 June 2005, compared with $79 million for the same period last year. Net earnings for the same period last year including discontinued operations were $541 million. Net earnings from, and the profit on the sale of the company's Tissue Businesses, which were sold in 2004, contributed $462 million to last year's net earnings.

The company has adopted International Financial Reporting Standards ("IFRS") effective 1 January 2005. Where appropriate, comparatives have been restated. The current result includes a net increase in the forest asset fair value of $109 million ($73 million after tax) compared with an increase of $34 million ($23 million after tax) for the same period last year.

Revenue of $1,586 million was similar to last year. Operating profit from continuing operations was $113 million, down $25 million on the same period last year. Earnings from Wood Products were lower, primarily due to the drop in demand in the housing market in Australia. Pulp and Paper earnings were impacted by the strong New Zealand dollar and maintenance shutdowns taken at both pulp mills. Earnings from the Forests business improved due to additional land sales, offsetting the impact of a reduced level of harvesting.

Also on 21 July 2005, the Directors declared an interim dividend of 5 cents per share for the year ending 31 December 2005, to be paid on 23 August 2005. The dividend will carry full imputation credits for resident shareholders. Non-resident shareholders will receive a supplementary dividend of 0.8823 cents per share which equates to the Non-Resident Withholding Tax payable.

The year so far has been an eventful one for the company, with the successful acquisitions of Australian premium cartonboard business Wadepack, and the New Zealand structural timber and plywood business of Tenon. Integration of the Chinese premium panels business PTP, which was bought in July 2004, is now complete. The company has been exploring options for its non strategic forests, representing approximately a third by area of the total forest estate. On 15 July 2005 the company sold most of its non-strategic forests for $441 million, with settlement of the sales planned for prior to the end of the year.

The company remains focused on Wood Products, and Pulp, Paper and Packaging, supported by Forests. It continues to have a strong balance sheet and cash flows and a workforce committed to improving returns.

CARTER HOLT HARVEY LIMITED

JOHN H MAASLAND
CHAIRMAN

PETER M SPRINGFORD
CHIEF EXECUTIVE OFFICER

15 AUGUST 2005

CONSOLIDATED INCOME STATEMENT

FOR THE PERIODS ENDED

THIS STATEMENT HAS NOT BEEN AUDITED DOLLARS IN MILLIONS	NOTES	SIX MONTHS 30 JUN 2005	SIX MONTHS 30 JUN 2004	TWELVE MONTHS 31 DEC 2004
Continuing operations				
Revenue		**1,586**	1,612	3,298
Cost of sales		**(1,219)**	(1,212)	(2,461)
Gross profit		**367**	400	837
Distribution costs		**(121)**	(108)	(230)
Selling and administration costs		**(217)**	(204)	(421)
Other costs		**(25)**	(38)	(64)
Net foreign exchange gains		**60**	66	119
Other income	3	**49**	22	54
Operating profit		**113**	138	295
Forest asset fair value change	4	**109**	34	(88)
Restructuring and non-recurring items	5	**(9)**	(37)	(51)
Income from associated companies		**-**	(1)	(1)
Profit before finance costs and tax		**213**	134	155
Finance costs		**(27)**	(22)	(43)
Profit before tax		**186**	112	112
Tax expense		**(46)**	(33)	(29)
Profit for the period from continuing operations		**140**	79	83
Discontinued operations				
Profit for the period from discontinued operations		**-**	462	462
Profit for the period		**140**	541	545
Attributable to:				
Equity holders of the parent		**139**	541	544
Minority interests		**1**	-	1
Profit for the period		**140**	541	545
Earnings per share - continuing operations		***10.6 cents***	*4.5 cents*	*5.2 cents*
Earnings per share - total operations		**10.6 cents**	31.0 cents	34.1 cents

The accompanying notes form part of, and should be read in conjunction with, these financial statements.

CONSOLIDATED BALANCE SHEET

AS AT

THIS STATEMENT HAS NOT BEEN AUDITED DOLLARS IN MILLIONS	NOTES	30 JUN 2005	30 JUN 2004	31 DEC 2004
SHAREHOLDERS' EQUITY				
Share capital		**1,771**	2,255	1,773
Treasury stock		**(41)**	(50)	(41)
Reserves		**2**	80	32
Retained earnings		**1,868**	1,825	1,779
Total Shareholders' Equity		**3,600**	4,110	3,543
Minority interests		**21**	1	20
Total Equity		**3,621**	4,111	3,563
NON-CURRENT LIABILITIES				
Interest-bearing loans and borrowings		**641**	512	696
Derivative financial instruments		**1**	2	2
Provisions		**28**	31	27
Other non-current liabilities		**21**	22	19
Deferred tax liability		**530**	469	522
Total Non-Current Liabilities		**1,221**	1,036	1,266
CURRENT LIABILITIES				
Advances and deposits		**-**	2	-
Trade and other payables		**527**	497	467
Interest-bearing loans and borrowings		**256**	623	395
Derivative financial instruments		**1**	1	-
Provisions		**34**	59	39
		818	1,182	901
Liabilities directly associated with non-current assets classified as held for sale		**-**	-	-
Total Current Liabilities		**818**	1,182	901
TOTAL LIABILITIES		**2,039**	2,218	2,167
TOTAL LIABILITIES AND EQUITY		**5,660**	6,329	5,730
NON-CURRENT ASSETS				
Property, plant and equipment		**2,214**	2,094	2,086
Forest assets	4	**1,573**	1,589	1,465
Goodwill		**181**	71	116
Other intangible assets		**90**	78	99
Investment in associated companies		**39**	48	45
Derivative financial instruments		**109**	140	165
Other assets		**66**	52	49
Income tax		**-**	25	16
Deferred tax asset		**11**	27	25
Total Non-Current Assets		**4,283**	4,124	4,066
CURRENT ASSETS				
Cash and cash equivalents		**64**	29	28
Deposit accounts		**96**	1,178	552
Trade and other receivables		**521**	440	440
Inventories		**534**	448	483
Derivative financial instruments		**105**	91	133
Income tax		**37**	-	-
		1,357	2,186	1,636
Non-current assets classified as held for sale		**20**	19	28
Total Current Assets		**1,377**	2,205	1,664
TOTAL ASSETS		**5,660**	6,329	5,730

The accompanying notes form part of, and should be read in conjunction with, these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED

THIS STATEMENT HAS NOT BEEN AUDITED DOLLARS IN MILLIONS	SIX MONTHS 30 JUN 2005	SIX MONTHS 30 JUN 2004	TWELVE MONTHS 31 DEC 2004
CASH FLOW FROM OPERATING ACTIVITIES			
Cash was provided from/(applied to)			
Receipts from customers	**1,648**	1,904	3,657
Dividends received	**1**	3	4
Payments to suppliers and employees	**(1,468)**	(1,686)	(3,312)
Operating Cash Flow before Finance Costs and Tax	**181**	221	349
Interest paid	**(35)**	(42)	(85)
Interest received	**8**	7	32
Taxes paid	**(17)**	-	-
Net Cash Flow from Operating Activities	**137**	186	296
CASH FLOW FROM INVESTING ACTIVITIES			
Cash was provided from			
Sale of property, plant and equipment	**33**	11	42
Deposit accounts	**118**	-	-
Sale of subsidiaries, associates and businesses	**8**	1,000	1,001
	159	1,011	1,043
Cash was applied to			
Purchase of property, plant and equipment	**(56)**	(83)	(151)
Purchase of subsidiaries, associates and businesses	**(264)**	-	(181)
Deposit accounts	**-**	(810)	(136)
	(320)	(893)	(468)
Net Cash Flow from/(used in) Investing Activities	**(161)**	118	575
CASH FLOW FROM FINANCING ACTIVITIES			
Cash was provided from			
Term borrowings	**12**	-	668
Treasury stock	**-**	4	13
	12	4	681
Cash was applied to			
Settlement of borrowings	**(227)**	(3)	(653)
Capital repayment	**-**	-	(480)
Payment of dividends to parent company shareholders	**(51)**	(51)	(103)
Payment of dividends to minority shareholders	**-**	-	(1)
	(278)	(54)	(1,237)
Net Cash Flow used in Financing Activities	**(266)**	(50)	(556)
NET INCREASE/(DECREASE) IN CASH HELD	**(290)**	254	315
Opening cash balance brought forward	**454**	162	162
Effect of exchange rate changes	**(11)**	(20)	(23)
CLOSING CASH BALANCE CARRIED FORWARD	**153**	396	454
The closing cash balance comprised			
Cash on hand and at bank	**64**	29	28
Deposit accounts (term less than 2 days)	**89**	367	426
	153	396	454

The accompanying notes form part of, and should be read in conjunction with, these financial statements.

CONSOLIDATED RECONCILIATION OF OPERATING CASH FLOWS

FOR THE PERIODS ENDED

THIS STATEMENT HAS NOT BEEN AUDITED. DOLLARS IN MILLIONS	**SIX MONTHS 30 JUN 2005**	SIX MONTHS 30 JUN 2004	TWELVE MONTHS 31 DEC 2004
NET PROFIT FOR THE PERIOD	**140**	541	545
Non-Cash Items and Investing Activities			
Restructuring costs	**4**	36	6
Forest asset fair value change	**(109)**	(34)	88
Depreciation	**96**	107	207
Other intangibles amortisation	**2**	3	5
Interest	**-**	(11)	(10)
Tax	**46**	26	22
Equity earnings	**-**	-	1
Capitalised interest	**-**	(2)	(2)
Gain on sale of property, plant and equipment	**(37)**	(9)	(24)
Gain on sale of subsidiaries and investments	**-**	(440)	(433)
Other	**-**	(7)	(15)
Cash Flow from Operations before Working Capital Changes	**142**	210	390
Decrease/(Increase) in Working Capital net of Acquisitions and Divestments			
Trade and other receivables	**(8)**	(7)	(1)
Inventories	**(4)**	(4)	(33)
Trade and other payables and provisions	**24**	(13)	(60)
Tax	**(17)**	-	-
Net Cash Flow from Operating Activities	**137**	186	296

CONSOLIDATED STATEMENT OF MOVEMENTS IN EQUITY

FOR THE PERIODS ENDED

THIS STATEMENT HAS NOT BEEN AUDITED. DOLLARS IN MILLIONS	**SIX MONTHS 30 JUN 2005**	SIX MONTHS 30 JUN 2004	TWELVE MONTHS 31 DEC 2004
EQUITY AT COMMENCEMENT OF PERIOD	**3,563**	3,688	3,688
Profit for the period	**139**	541	544
Profit attributable to minority interests	**1**	-	1
Other reserve movements	**(51)**	(49)	(17)
Foreign currency translation reserve movements	**20**	(25)	(104)
Total Recognised Revenues and Expenses	**109**	467	424
Contributions from owners	**-**	3	3
Capital repayment	**-**	-	(480)
Distributions to owners	**(51)**	(51)	(103)
Distributions to minority interest owners	**-**	-	(1)
Other movements in minority interest	**-**	-	19
Treasury stock associated with the Share Growth Plan	**-**	4	13
EQUITY AT END OF PERIOD	**3,621**	4,111	3,563

The accompanying notes form part of, and should be read in conjunction with, these financial statements.

BUSINESS SEGMENT INFORMATION

FOR THE PERIODS ENDED

THIS STATEMENT HAS NOT BEEN AUDITED DOLLARS IN MILLIONS	SIX MONTHS 30 JUN 2005	SIX MONTHS 30 JUN 2004	TWELVE MONTHS 31 DEC 2004
Revenue			
Forests	**191**	283	553
Wood Products	**922**	893	1,875
Pulp and Paper	**349**	365	735
Packaging	**274**	248	468
Continuing operations	**1,736**	1,789	3,631
Elimination of inter-segment sales	**(150)**	(177)	(333)
Total revenue from continuing operations	**1,586**	1,612	3,298
Discontinued operations	**-**	229	229
Net sales	**1,586**	1,841	3,527
Profit before finance costs and tax			
Forests	**57**	32	78
Wood Products	**14**	38	100
Pulp and Paper	**19**	43	77
Packaging	**23**	25	40
Operating profit	**113**	138	295
Forest asset fair value change	**109**	34	(88)
Restructuring and non-recurring items	**(9)**	(37)	(51)
Income from associated companies	**-**	(1)	(1)
Profit before finance costs and tax	**213**	134	155
Finance costs	**(27)**	(22)	(43)
Profit before tax	**186**	112	112
Tax expense	**(46)**	(33)	(29)
Profit from continuing operations	**140**	79	83
Discontinued operations	**-**	462	462
Profit for the period	**140**	541	545

The segments are defined as:

Forests
The development of forests and the sale of logs.

Wood Products
The processing of logs into sawn timber, panel products and engineered wood products and the distribution of building supplies.

Pulp and Paper
The processing of logs, chips and waste paper into pulp and paper and related products.

Packaging
The manufacture of corrugated cardboard and other wood fibre packaging products.

Discontinued operations
The Tissue businesses were sold on 19 May 2004.

The accompanying notes form part of, and should be read in conjunction with, these financial statements.

GEOGRAPHICAL SEGMENT INFORMATION

FOR THE PERIODS ENDED

THIS STATEMENT HAS NOT BEEN AUDITED DOLLARS IN MILLIONS	SIX MONTHS 30 JUN 2005	SIX MONTHS 30 JUN 2004	TWELVE MONTHS 31 DEC 2004
Revenue			
New Zealand	**1,010**	1,124	2,218
Australia	**559**	586	1,161
Other	**83**	16	101
Continuing operations	**1,652**	1,726	3,480
Elimination of inter-segment sales	**(66)**	(114)	(182)
Total revenue from continuing operations	**1,586**	1,612	3,298
Discontinued operations	**-**	229	229
Net sales	**1,586**	1,841	3,527
Profit before finance costs and tax			
New Zealand	**94**	108	216
Australia	**11**	31	65
Other	**8**	(1)	14
Operating profit	**113**	138	295
Forest asset fair value change	**109**	34	(88)
Restructuring and non-recurring items	**(9)**	(37)	(51)
Income from associated companies	**-**	(1)	(1)
Profit before finance costs and tax	**213**	134	155
Finance costs	**(27)**	(22)	(43)
Profit before tax	**186**	112	112
Tax expense	**(46)**	(33)	(29)
Profit from continuing operations	**140**	79	83
Discontinued operations	**-**	462	462
Profit for the period	**140**	541	545

Discontinued operations

The Tissue businesses were sold on 19 May 2004.

The accompanying notes form part of, and should be read in conjunction with, these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2005

Note 1 General Information

Carter Holt Harvey Limited ("the Company") and its subsidiaries including its share of associates and joint ventures (together "the Group") predominantly grows forests, manufactures and distributes forest, paper and packaging products to end-users, distributors and retail customers. The Group has interests in forests in New Zealand. It also manufactures and sells in Australasia and Asia.

The Company is a limited liability company incorporated under the New Zealand Companies Act 1993 and is listed on the New Zealand and Australian Stock Exchanges. The address of the registered office is 640 Great South Road, Manukau City, Auckland, New Zealand.

Carter Holt Harvey Limited is an issuer for the purposes of the Financial Reporting Act 1993.

These consolidated financial statements have been prepared in accordance with the Financial Reporting Act 1993 and the Companies Act 1993 and have been approved for issue by the Board of Directors on 21 July 2005.

Note 2 Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with New Zealand Equivalent to International Accounting Standard 34 – "Interim Financial Reporting". The consolidated financial statements have been prepared under the historical cost convention, except that the following assets and liabilities are stated at their fair value: financial assets and liabilities and forest assets.

On 1 January 2005 Carter Holt Harvey adopted International Financial Reporting Standards ("IFRS") for the first time. This required the retrospective application of all IFRS. Note 9 provides the following reconciliations between IFRS and the previous New Zealand Financial Reporting Standards:

- Reconciliation of operating profit by quarter for 2004;
- Reconciliation of net profit after tax by quarter for 2004;
- Reconciliation of equity as at 31 December 2003 (the date of transition), 30 June 2004 and 31 December 2004;
- Reconciliation of total liabilities and total assets as at 30 June 2004 and 31 December 2004.

2.2 Basis of consolidation

(a) Subsidiaries

The consolidated financial statements are prepared from the financial statements of the Company, its subsidiaries and controlled entities using the purchase method. Subsidiaries are entities in which the Company has the capacity to determine the financing and operating policies and from which it has an entitlement to significant ownership benefits. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. This may be reduced by subsequent accumulated impairment losses which have been recognised in the income statement.

If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

All significant inter-company transactions and balances are eliminated on consolidation. Unrealised gains and losses arising from those inter-company transactions are eliminated. Where unrealised losses indicate impairment such losses are retained.

Accounting policies of subsidiaries are consistent with the policies of the Group or if this is not possible due to jurisdictional differences the policies are adjusted on consolidation for the Group financial statements.

(b) Associates

Associates are companies in which the Group holds a substantial shareholding (usually between 20% and 50% of voting securities) and has the ability to significantly influence commercial and financial policy decisions.

Associated companies are reflected in the Group financial statements using the equity method whereby the Group's share of the retained surpluses of associates is included in the consolidated income statement and its share of post-acquisition increases and decreases in net assets in the consolidated balance sheet. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on significant transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses arising from those inter-company transactions are eliminated unless this provides evidence of impairment.

(c) Joint ventures

The Group's interests in joint arrangements (generally unincorporated) are accounted for by either proportionate consolidation or using the equity method. The proportionate consolidation method incorporates the Group's share of the assets, liabilities, revenues and expenses of joint ventures into the Group's financial statements on a line-by-line basis. The equity method is applied in the same manner as described in note 2.2(b) Associates.

The parties to the joint ventures have several liability in respect of costs and liabilities, and share in any resulting output.

Unrealised gains on significant transactions between the Group and its joint ventures are eliminated to the extent of the Group's interest in the joint ventures. Unrealised losses arising from those inter-company transactions are eliminated unless this provides evidence of impairment.

2.3 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

The consolidated financial statements are presented in New Zealand dollars, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash-flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value, are reported through the income statement as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the net unrealised gains reserve in equity.

(c) Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;
- income and expenses for each income statement are translated at average exchange rates; and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments are taken to shareholders' equity and included in currency translation reserve. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.4 Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation unless they have been adjusted to the recoverable amount as a result of an impairment loss.

Cost includes the original purchase or construction cost including fair value assessments on a business combination plus any subsequent costs where it is probable that future economic benefits will accrue. All repairs and maintenance costs are charged to the income statement.

Depreciation is calculated on a straight-line basis which will write off the cost of the assets (other than land) evenly over their expected useful lives. For major classes of property, plant and equipment, the expected useful lives generally are:

Buildings	50 years
Plant and machinery	10-25 years
Computer equipment	3 years
Other	5-15 years

The assets' residual values and useful lives are reviewed and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount.

No property is held with the purpose of earning long-term rental yields or for capital appreciation or both.

2.5 Forest assets

Forest assets are predominantly standing trees which are managed by the Group on a sustainable-yield basis. These are shown in the balance sheet at fair value less estimated point-of-sale costs at harvest. The costs to establish and maintain the forest assets are included in the income statement together with the change in fair value for each accounting period.

The valuation of the Group's forest assets is based on discounted cash-flow models where the fair value is calculated using cash flows from continued operations; that is, based on sustainable forest management plans taking into account growth potential. The yearly harvest from forecast tree growth is multiplied by expected wood prices and the costs associated with forest management, harvesting and distribution are then deducted to derive annual cash flows.

The fair value of the forest assets are measured as the present value of cash flows from one growth cycle based on the productive forest land, taking into consideration environmental, operational and market restrictions. Forests are valued separately from the underlying freehold land.

2.6 Intangible assets

(a) Goodwill
Goodwill represents the excess of the purchase consideration over the fair value of the net tangible and identifiable intangible assets, acquired at the time of a business or an equity interest in a subsidiary or associate company. Goodwill on acquisition of an associate company is included in the cost of investment in the associate.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(b) Research and Development
Research costs are expensed in the period incurred.

Development costs are capitalised where it is probable that future economic benefits will accrue and are amortised over the same period.

(c) Computer software
Costs associated with developing computer software programs are capitalised where it is probable that future economic benefits will accrue. These are amortised over a period of three to five years in the income statement. Software acquired as an integral part of manufacturing and mobile equipment is included in Property, Plant and Equipment. In these cases the software is amortised over the life of the host equipment. Maintenance of software is expensed as incurred.

(d) Other intangibles
Other intangible assets comprise log licences, trademarks, patents, and copyrights. They are capitalised at historical cost and have a definite life. The cost is amortised over their estimated useful lives (10-20 years).

2.7 Investments

The Group classifies its investments in the following categories: financial assets held for trading, loans and receivables, held to maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the assets were acquired. They are non-current assets if they are not expected to mature in less than 12 months.

The only classification relevant to the Group is loans and receivables which are not quoted in an active market and comprise primarily loans and non-trade receivables.

Loans and receivables are initially recognised at fair value plus transaction costs and carried at amortised cost. The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. Any impairment loss is recognised in the income statement.

2.8 Accounts receivable

Trade receivables, which normally have 30 to 90-day terms, are amounts outstanding from sales arising in the normal course of business.

Trade and other receivables are initially recorded at their original invoice amount and subsequently reduced by appropriate allowances for estimated irrecoverable amounts. They do not carry any interest. Bad debts are written off when identified.

2.9 Inventories

Inventories are valued at the lower of cost, determined on a weighted average cost basis, and net realisable value. The cost of work in progress and finished production comprises raw materials, direct labour and other direct costs, including a relevant proportion of manufacturing overhead (based on normal operating capacity). Net realisable value is the estimated selling price in the ordinary course of business, less estimates of costs to complete and variable selling expenses.

2.10 Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash on hand and at bank, short-term deposit accounts with a maturity date of less than two days and bank overdraft.

2.11 Non-current assets held for sale and discontinued operations

A non-current asset or group of assets is classified by the Group as held for sale when the following criteria apply:

- its carrying amount will be recovered principally through a sale transaction rather than through continued use;
- it is immediately available for sale in its present condition;
- its sale is highly probable.

The assets are held at the lower of their carrying amount and fair value less costs to sell. Any adjustment to the carrying value is charged to the income statement.

All the assets attributable to the cash-generating unit classified as held for sale are shown separately from the assets of continuing operations under current assets as "non-current assets held for sale". The liabilities attached to those cash-generating units are likewise shown as "liabilities directly associated with non-current assets classified as held for sale" under current liabilities.

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.

2.12 Share capital

Ordinary shares are classified as equity.

Costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

Where any Group company or controlled entity purchases share capital of the Company ("treasury stock"), the consideration paid, including any direct costs, is deducted from the equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any direct costs, is included in equity attributable to the Company's equity holders.

2.13 Deferred income tax

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax book value of the assets and liabilities and their carrying amounts in the consolidated financial statements.

The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and the differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax to be utilised.

Deferred income tax assets and liabilities are measured at tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement. Deferred income tax assets and liabilities in the same jurisdiction are offset in the balance sheet only where the right to offset legally exists.

2.14 Term debt

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. Borrowing costs are recognised as an expense when incurred, except to the extent that they are capitalised in accordance with 2.21 below.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method which allocates the cost through the expected life of the loan or borrowing. Amortised cost is calculated taking into account any issue costs, and any discount or premium on drawdown.

Borrowings are classified as current liabilities (either advances and deposits or current portion of term debt) unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.15 Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the lower of the present value of the minimum lease payments or their fair value. The liability is recorded as term debt. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the income statement.

The capitalised leased assets are depreciated over the shorter of the unexpired period of the lease or the periods set out in 2.4 above.

Operating leases are where the lessor effectively retains substantially all the risks and benefits of ownership of the asset. Operating lease payments are taken to the income statement in equal instalments over the lease term.

2.16 Employee benefits

(a) Pension obligations

The Group operates various defined contribution and defined benefit superannuation schemes. The schemes are generally funded through payments to leading financial services companies, acting in their capacity as fund managers. The contributions are determined by the employee contribution level and periodic actuarial assessments.

A defined contribution scheme is a plan under which the employee and the Group pay fixed contributions into a separate entity. The Group has no legal or constructive obligation to pay further contributions in relation to employee service in the current and prior periods. The contributions are recognised as employee benefit expense in the income statement when they are due.

A defined benefit scheme is a plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation. The Group's net obligation in respect of the defined benefit schemes is calculated separately for each scheme by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any scheme assets is deducted. The discount rate used is related to the yield on long-duration Government Bonds that have maturity dates approximating the terms of the Group's obligations. The calculations are performed by qualified actuaries using the projected unit credit method.

Past-service costs are recognised immediately in the income statement, unless the changes to the schemes are conditional on the employees remaining in service for a specified period of time ("the vesting period"). In this case the past-service costs are amortised on a straight-line basis over the vesting period.

To the extent that any cumulative unrecognised actuarial gains and losses exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of the scheme assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the scheme. Otherwise, the actuarial gain or loss is not recognised but is disclosed in the notes to the financial statements (refer note 6). This policy has been amended from that previously advised (whereby all actuarial gains and losses were to be recognised immediately) and has no financial impact on the results reported for the six months to 30 June 2005.

(b) Share-based compensation

The Group operates a cash-settled, share-based compensation plan. Each member is granted a number of share rights determined by the target level of incentive determined from the member's salary. If the Company's share price achieves the required target growth level over the three-year period to vesting or during the one-year grace period that follows, the incentive is paid out in cash at the discretion of the Board of Directors. After four years, if the required share growth has not been achieved, the plan lapses.

Each share right is valued at each balance sheet date based on the share price at that balance sheet date, taking into account the probability of achieving the target share price. The payout value is discounted back to the balance sheet date and accrued on a straight-line basis for the proportion of the three-year period expired to vesting. The change in the accrued liability is recognised immediately in the income statement.

(c) Profit sharing and bonus plans

These are annual schemes to encourage management and employee performance. The Group recognises a liability and an expense for all bonuses and profit sharing, based on the attributes of each scheme, immediately when there is a constructive or contractual obligation.

(d) Termination benefits

Redundancy benefits arise from business restructuring. The Group recognises these benefits when it is demonstrably committed to the restructuring plan. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(e) Annual and long-service leave

The liability for annual leave and long-service leave is accrued and recognised at each balance sheet date. The liability falling due more than 12 months after balance sheet date is discounted to present value.

2.17 Provisions

Provisions for environmental restoration, restructuring, product liability claims and legal claims are recognised when:

- the Group has a present or constructive obligation as a result of past events;
- it is more likely than not that an outflow of resources will be required to settle the obligation; and
- the amount can be reliably estimated.

Restructuring provisions can include lease termination penalties and redundancy costs. If the effect of the time value of money is material, provisions are determined by discounting the future cash flows. Where discounting is used, the increase in the provision for the passage of time is recognised as a finance cost.

2.18 Tax

The tax expense charged against earnings for the period is the estimated total liability including both the current period's provision and deferred tax (see 2.13 above). The current period's tax payable to the tax authorities in the jurisdictions in which the Group operates is recorded in provision for current tax and any amounts due from those tax authorities included in current tax asset. Amounts are only netted where this is permissible by the jurisdiction concerned.

Income tax, for items recognised directly in equity, is also recognised in equity and not in the income statement.

Revenues, expenses and assets are recognised net of goods and services tax ("GST") except:

- where the GST is not recoverable;
- receivables and payables are stated on a GST-inclusive basis.

The net amount of GST payable to or recoverable from the tax authorities is included as part of payables or receivables.

2.19 Income

Income comprises both revenue and gains.

Revenue comprises the fair value for the sale of goods and services, net of GST, rebates, discounts and overseas freight on export sales and after the elimination of sales made between Group entities. Revenue also includes the use by others of entity assets yielding interest, rent, royalties and dividends. Revenue excludes gains arising from the sale of non-current assets.

Revenue is recognised as follows:

(a) Sales of goods and by-products
Sales of goods are recognised when the Group has ensured delivery of the product according to the terms and conditions of the contract, the customer has assumed the risks and rewards of ownership and collection of the related receivables is reasonably assured. Generally this occurs for sales in domestic markets after the shipment of the goods to customers. In the case of goods sold to export customers this is dependent on the nature of the contract, but no earlier than the goods being on the vessel.

(b) Rendering of services
Revenue for services is recognised according to the conditions of the contract, generally in the accounting period in which the services are rendered by reference to the proportion of the total services to be provided.

(c) Other revenue
Other revenue comprises royalties recognised on an accruals basis in accordance with the agreements and rent recognised on a time-proportion basis.

(d) Finance income
Included in finance income is interest income recognised on a time-proportion basis using the effective interest method and dividend income recognised when there is a right to receive payment.

2.20 Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and value in use. A cash-generating unit is the lowest level group of assets for which there are separately identifiable cash flows.

Previously recognised impairment losses on assets other than goodwill may be reversed if there is a positive change in the estimates of the recoverable amount but only to the extent of the prior cumulative impairment losses.

2.21 Interest capitalisation

Interest costs directly attributable to the acquisition or construction of an item of property, plant and equipment are capitalised. The interest rate used is equal to the average corporate rate on debt.

2.22 Derivative financial instruments

Financial derivatives are initially recognised in the balance sheet at cost and subsequently measured at their fair value on each balance sheet date, though the method of recognising the resulting gains and losses is dependent on the nature of the item being hedged. When derivative contracts are entered into, the Group designates them as either:

- hedges of the fair value of recognised assets or liabilities (fair value hedge); or
- hedges of forecast transactions or firm commitments (cash-flow hedge) which hedge exposures to variability in cash flows; or
- hedges of net investments in foreign entities; or
- other derivative financial instruments not meeting hedge accounting criteria.

The fair values of financial derivatives are determined by reference to the market values for similar derivatives of similar maturity. Changes in fair value of derivatives are recognised:

- for fair value hedges which are highly effective the movements are recorded in the income statement alongside any changes in the fair value of the hedged items;
- for cash-flow hedges that are determined to be highly effective the movements are recognised in equity and for those that are ineffective the movements are recognised in the income statement;
- for hedges of net investments in foreign entities the movements are recorded in equity (currency translation reserve);
- all other movements in the fair value of derivative financial instruments are recorded in the income statement.

When the hedged firm commitment of a cash-flow hedge results in the recognition of an asset or a liability (for example a fixed asset), then, at the time that the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or carrying amount of the asset or liability. For all other cash-flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the period.

2.23 Commodity hedging instruments

The Group has entered into electricity price hedging contracts which establish a fixed price and/or a restricted band of prices. These do not qualify for hedge accounting. The contracts are stated at fair value at each balance sheet date, based on management estimates of the forward prices. The movement in fair value is included in the income statement.

2.24 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

A geographical segment is engaged in providing products or services in a particular economic environment, where the risks and returns are different from those of segments operating in other economic environments.

The Group's primary reporting format is business segments and its secondary format is geographical.

2.25 Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are declared.

Note 3 Other Income	SIX MONTHS 30 JUN 2005 $ MILLIONS	SIX MONTHS 30 JUN 2004 $ MILLIONS	TWELVE MONTHS 31 DEC 2004 $ MILLIONS
Gain on land sales	**35**	2	16
Gain on sale of property, plant and equipment	**2**	7	8
Sale of by-products	**5**	6	13
Other	**7**	7	17
	49	22	54

Note 4 Forest Assets	SIX MONTHS 30 JUN 2005 $ MILLIONS	SIX MONTHS 30 JUN 2004 $ MILLIONS	TWELVE MONTHS 31 DEC 2004 $ MILLIONS
Opening balance	**1,465**	1,554	1,554
Increase/(decrease) in fair value	**109**	34	(88)
Other	**(1)**	1	(1)
Closing balance	**1,573**	1,589	1,465

Valuation Assumptions

The forest crop has been valued at fair value based on a net present value or discounted cash-flow approach. Projected future net cash-flows from forest operations associated with the forest estate have been discounted to provide a fair value of the standing forest crop. The following valuation methodology and assumptions were adopted:

- An estate-based approach was employed whereby the net cash-flow for each working circle (or geographically distinct area) has been forecast and discounted to provide a forest value. These cash flows reflect management's future harvesting and silviculture intentions for the standing crop.
- The forest has been valued on the basis of a going concern and captures the value of the existing crop on a single-rotation basis.
- Notional land rental costs have been included for freehold land based on current government valuations.

- The net present value is calculated using a pre-tax discount rate of 7.4%.
- The cash flows do not take into account income tax.
- No allowance for inflation has been provided. Future revenues and costs are expressed in current dollar values.
- The impact of movement in prices on value is estimated by adjusting the starting prices for price forecasting by the quarter-on-quarter movement in market prices and maintaining a consistent price path to the long-run averages by grade category noted in the table below.
- Costs are current average costs. No allowance has been made for cost improvements in future operations.

The net change in value arising from harvest removals, growth, and change in prices by log grade category is taken as the change in fair market value of the forest crop and is included in the Income Statement.

At Customer/Wharf Gate	DEC 2004 AVERAGE PRICE FOR QTR NZ$/M³	JUN 2005 AVERAGE PRICE FOR QTR NZ$/M³	LONG-RUN AVERAGE PRICE (FROM 2014) NZ$/M³
Radiata			
Pruned	138	124	153
Unpruned Sawlog	63	73	81
Pulp	40	41	47
Other Species	62	87	85
Weighted Average	60	68	75

Sensitivity of Valuation to Changes in Key Assumptions	$ MILLIONS
Impact on crop valuation	
Price - $1/m³ Increase/Decrease	85
Costs - $1/m³ Increase/Decrease	85
Discount rate	
0.5% Increase	112
0.5% Decrease	123

Harvest Profile

The following table summarises the annual projected harvest volumes (millions of cubic metres) as at 30 June 2005. Further market constraints could impact this harvest profile.

Volume in million m³	2005-2008	2009-2012	2013-2016	2017-2020	2021-2024	2025-2028	2029-2032	2033-2036	2037
Pruned	0.3	0.5	0.5	0.3	0.1	0.2	0.0	0.0	0.0
Sawlog	3.2	4.0	4.5	5.3	5.8	5.7	5.8	2.2	0.2
Pulp	1.2	1.6	2.0	2.2	2.2	2.1	2.1	0.7	0.1
Other Species	0.1	0.1	0.2	0.3	0.3	0.2	0.2	0.1	0.0
	4.8	6.2	7.2	8.1	8.4	8.2	8.1	3.0	0.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2005

Note 5 Restructuring and Non-Recurring Items

Included in these financial statements are the following amounts relating to restructuring and non-recurring items.

	SIX MONTHS 30 JUN 2005 $ MILLIONS	SIX MONTHS 30 JUN 2004 $ MILLIONS	TWELVE MONTHS 31 DEC 2004 $ MILLIONS
Redundancies	**(7)**	(18)	(20)
Asset write-offs	**(1)**	(12)	(10)
Environmental provisions	**(4)**	-	(5)
Sale of businesses and equity investments	**2**	-	(7)
Other	**1**	(7)	(9)
	(9)	(37)	(51)

Note 6 Defined Benefit Superannuation Schemes

The Group has net recognised actuarial losses arising in respect of the two defined benefit superannuation schemes it operates in New Zealand and Australia. In addition to the recognised liability there are cumulative unrecognised actuarial losses that have arisen during the six months to 30 June 2005 due to changes in the discount rate and investment experience of the schemes. This amount has been estimated to be $5 million.

	30 JUN 2005 $ MILLIONS	30 JUN 2004 $ MILLIONS	31 DEC 2004 $ MILLIONS
Recognised defined benefit superannuation schemes' liability	**27**	31	27
Unrecognised cumulative actuarial losses	**5**	-	-
Total recognised and unrecognised liability	**32**	31	27

The liability for the defined benefit superannuation schemes is included within non-current provisions.

Note 7 Share Growth Plan

The Company operates a long-term equity-related incentive plan that seeks to align the reward of executives over a three-year rolling period to the return achieved by shareholders through growth in share price. In May each year, for the last six years, the Company has issued to executives a right to a target award that is determined as a percentage of their salary. The award is payable in cash at the discretion of the Board of Directors. The award is triggered after three years if the Company's share price rate of growth exceeds the target growth rate, or, alternatively, exceeds an agreed predetermined market index growth rate. If the award is triggered by the index then a reduced award is paid. At the end of the three-year Grant period, that Grant remains open for 12 months. If no award is triggered in that 12-month period, then the Grant lapses. The award is based on a rolling 30-day average share price.

The total expense included in these financial statements for the Share Growth Plan is a credit of $1 million (six months ended 30 June 2004: $2 million expense; and the 12 months ended 31 December 2004: $2 million credit).

The following table indicates the current awards granted under the Share Growth Plan and the accrual made at 30 June 2005 in respect of each grant.

Year Issued	TARGET AWARD $ MILLIONS	AWARD ISSUE PRICE	AWARD TARGET PRICE	ACCRUAL $ MILLIONS
2002	6.3	$2.15	$2.71	0.0
2003	5.8	$1.89	$2.38	4.6
2004	6.5	$2.55	$3.21	0.6
2005	6.6	$2.00	$2.52	0.3
	25.2			5.5

The accrual for the Share Growth Plan is assessed based on a fair value calculation using a binomial model. As at 30 June 2005 the Company's share price was $2.28 and the 30-day average price was $1.94.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2005

Note 8 Significant Events Subsequent to Balance Date

On 15 July 2005 the Company announced that it had reached an agreement for sale of its "non-strategic" forests located in Canterbury, Hawke's Bay, Western Bay of Plenty, Coromandel, South Auckland and North Auckland (approximately 95,000 hectares) for $441 million. After allowing for estimated transaction costs and tax, the anticipated net gain is $27 million. The sale is expected to be completed on 3 October 2005 subject to approval from the Overseas Investment Commission.

On 21 July 2005 the Directors declared an interim dividend for the year ending 31 December 2005 of $65,430,002 payable on 23 August 2005. The dividend is for 5 cents per share and will carry full imputation credits for resident shareholders. Non-resident shareholders will receive a supplementary dividend of 0.8823 cents per share, which equates to the Non-Resident Withholding Tax payable.

Note 9 Reconciliation of IFRS with Amounts Previously Recorded under "Old" NZ GAAP

Discussion on the nature of the differences between IFRS and "old" NZ GAAP as they relate to the Group is included in note 31 of the 2004 Annual Report.

Reconciliation of Operating Profit	THREE MONTHS 31 MAR 2004 $ MILLIONS	THREE MONTHS 30 JUN 2004 $ MILLIONS	THREE MONTHS 30 SEP 2004 $ MILLIONS	THREE MONTHS 31 DEC 2004 $ MILLIONS	TWELVE MONTHS 31 DEC 2004 $ MILLIONS
Total reported under "old" NZ GAAP	68	58	71	62	**259**
IFRS adjustments:					
Financial instruments	-	(3)	(1)	2	**(2)**
Goodwill and other intangible assets	7	6	8	8	**29**
Defined benefit superannuation schemes	2	2	5	2	**11**
Capitalised start-up costs	-	1	-	1	**2**
Land sales	(1)	(4)	(5)	5	**(5)**
Employee benefits	-	-	-	1	**1**
Share growth plan	5	7	-	-	**12**
Employee share purchase scheme	-	-	-	(1)	**(1)**
Pulp & Paper maintenance shutdown costs	6	(5)	(6)	5	**-**
Reclassification of discontinued operations	(10)	(1)	-	-	**(11)**
Total IFRS adjustments	9	3	1	23	**36**
Restated under IFRS	77	61	72	85	**295**

Reconciliation of Net Profit/(Loss) after Tax	THREE MONTHS 31 MAR 2004 $ MILLIONS	THREE MONTHS 30 JUN 2004 $ MILLIONS	THREE MONTHS 30 SEP 2004 $ MILLIONS	THREE MONTHS 31 DEC 2004 $ MILLIONS	TWELVE MONTHS 31 DEC 2004 $ MILLIONS
Total reported under "old" NZ GAAP	38	458	(87)	27	**436**
IFRS adjustments:					
Deferred tax	-	-	126	-	**126**
Forest asset	68	(43)	(84)	2	**(57)**
Financial instruments	-	(2)	-	(1)	**(3)**
Goodwill and other intangible assets	7	8	8	8	**31**
Defined benefit superannuation schemes	1	2	3	2	**8**
Capitalised start-up costs	-	-	-	1	**1**
Land sales	(1)	(4)	(5)	5	**(5)**
Employee benefits	-	-	-	1	**1**
Share growth plan	3	5	-	-	**8**
Employee share purchase scheme	-	-	-	(1)	**(1)**
Pulp & Paper maintenance shutdown costs	4	(3)	(4)	3	**-**
Total IFRS adjustments	82	(37)	44	20	**109**
Restated under IFRS	120	421	(43)	47	**545**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2005

Reconciliation of Equity with "Old" NZ GAAP	31 DEC 2003 $ MILLIONS	30 JUN 2004 $ MILLIONS	31 DEC 2004 $ MILLIONS
Total reported under "old" NZ GAAP	4,126	4,552	3,906
IFRS adjustments:			
Deferred tax	(479)	(481)	(353)
Forest asset	(28)	(3)	(85)
Financial instruments	174	123	155
Goodwill and other intangible assets	(57)	(42)	(26)
Defined benefit superannuation schemes	(19)	(16)	(11)
Reversal of capitalised start-up costs	(11)	(10)	(10)
Land sales	(10)	(15)	(15)
Employee benefits	(8)	(8)	(7)
Share growth plan	(8)	-	-
Recognition of tax losses	8	8	8
Employee share purchase scheme	-	2	1
Pulp and Paper maintenance shutdown costs	-	1	-
Total IFRS adjustments	(438)	(441)	(343)
Restated balances under IFRS	3,688	4,111	3,563

Reconciliation of Total Liabilities and Total Assets with "Old" NZ GAAP	TOTAL LIABILITIES		TOTAL ASSETS	
	30 JUN 2004 $ MILLIONS	31 DEC 2004 $ MILLIONS	30 JUN 2004 $ MILLIONS	31 DEC 2004 $ MILLIONS
Total reported under "old" NZ GAAP	1,717	1,725	6,269	5,631
IFRS adjustments:				
Deferred tax	434	378	(47)	25
Forest asset	6	(34)	3	(119)
Financial instruments	47	88	170	243
Goodwill and other intangible assets	-	-	(42)	(26)
Defined benefit superannuation schemes	16	11	-	-
Reversal of capitalised start-up costs	(6)	(5)	(16)	(15)
Land sales	2	5	(13)	(10)
Employee benefits	8	7	-	-
Share growth plan	-	-	-	-
Reclassification of current tax asset	3	-	3	-
Recognition of tax losses	(8)	(8)	-	-
Employee share purchase scheme	-	-	2	1
Pulp and Paper maintenance shutdown costs	(1)	-	-	-
Total IFRS adjustments	501	442	60	99
Restated balances under IFRS	2,218	2,167	6,329	5,730

AUDITORS' REVIEW REPORT

Deloitte.

REVIEW REPORT TO THE SHAREHOLDERS OF CARTER HOLT HARVEY LIMITED

We have reviewed the consolidated interim financial statements on pages 3 to 23. The consolidated interim financial statements provide information about the past financial performance of Carter Holt Harvey Limited and its subsidiaries ("the Group") and its financial position as at 30 June 2005. This information is stated in accordance with the accounting policies set out in the Group's consolidated interim financial statements on pages 9 to 19.

Board of Directors' Responsibilities

The Board of Directors is responsible for the preparation, in accordance with New Zealand law and generally accepted accounting practice, of consolidated interim financial statements which present fairly the financial position of the Group as at 30 June 2005 and the results of its operations and cash flows for the six months ended on that date.

Independent Accountants' Responsibilities

We are responsible for reviewing the consolidated interim financial statements presented by the Board of Directors in order to report to you whether, in our opinion and on the basis of the procedures performed by us, anything has come to our attention that would indicate that the consolidated interim financial statements do not present fairly the matters to which they relate.

Basis of Opinion

A review is limited primarily to enquiries of company personnel and analytical review procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

We have reviewed the consolidated interim financial statements of the Group for the six months ended 30 June 2005 in accordance with the Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand. These standards require that we plan and perform the review to obtain moderate assurance as to whether the consolidated interim financial statements are free of material misstatement.

Other than in our capacity as auditors under the Companies Act 1993 and the provision of accounting advice, we have no relationship with or interests in Carter Holt Harvey Limited or its subsidiaries.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial statements on pages 3 to 23 do not present fairly the financial position of the Group as at 30 June 2005 and the results of its operations and cash flows for the six months ended on that date in accordance with New Zealand Equivalent to International Accounting Standard 34 – "Interim Financial Reporting".

Our review was completed on 21 July 2005 and our review opinion is expressed as at that date.

Deloitte

DELOITTE
CHARTERED ACCOUNTANTS
AUCKLAND, NEW ZEALAND

DIRECTORY

Board of Directors

John H Maasland CHAIRMAN
Robert J Grillet
Andrew R Lessin
Brian N G McDonald
T Kerry McDonald
Jonathan P Mason
Helen M Nugent
Maximo Pacheco
Peter M Springford

Leadership Team

Peter Springford CHIEF EXECUTIVE OFFICER
Michael Falconer
Jeremy Fleming
Rhys Jones
Christine Parker
Nicolas Short
Ian Unwin
Maree Webster

Registered Office

NEW ZEALAND
Carter Holt Harvey Limited
640 Great South Road
Manukau City
Private Bag 92106
Auckland
New Zealand
Telephone: +64-9-262 6000
Facsimile: +64-9-262 6099

AUSTRALIA
Carter Holt Harvey Limited
Como Office Tower
Level 16, 644 Chapel Street
South Yarra
Melbourne, VIC 3141
Australia
Telephone: +61-3-9823 1600
Facsimile: +61-3-9823 1620

Auditor

Deloitte
PO Box 33
Auckland
New Zealand

Principal Legal Advisors

NEW ZEALAND
Bell Gully
Russell McVeagh

AUSTRALIA
Freehills
Middletons

Stock Exchange Listings

NZX Trading Code: CAH
ASX Trading Code: CHY

Share Registrar

PRINCIPAL REGISTRAR
Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
Private Bag 92119
Auckland 1020
New Zealand
Telephone: +64-9-488 8777
Facsimile: +64-9-488 8787
Email: enquiry@computershare.co.nz

AUSTRALIAN BRANCH REGISTRAR
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
GPO Box 7045
Sydney, NSW 2001
Australia
Telephone: +61-2-8234 5000
Facsimile: +61-2-8234 5050
Freephone: 1 800 501 366

Shareholder Enquiries

Shareholders with enquiries about share transactions, changes of address or dividend payments should contact the Share Registrar in the country in which their shares are registered.

Website

www.chh.com

Carter Holt Harvey Limited
NZ Company Number 82279
A.R.B.N. 050 319 152

SECTION

4

FULL YEAR RESULTS RELEASE 2005

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED	Note	31 DEC 2005	31 DEC 2004
This statement has not been audited.			
Dollars in millions.	**Note**		
Continuing operations			
Revenue		**3,275**	3,298
Cost of sales		**(2,525)**	(2,461)
Gross profit		**750**	837
Distribution costs		**(258)**	(230)
Selling and administration costs		**(432)**	(421)
Other costs		**(40)**	(59)
Net foreign exchange gains		**112**	119
Land sales		**45**	16
Other income		**30**	33
Operating profit		**207**	295
Forest asset fair value change	**1**	**195**	(88)
Restructuring and non-recurring items	**2**	**(171)**	(51)
Income from associated companies		**(4)**	(1)
Profit before finance costs and tax		**227**	155
Finance costs		**(52)**	(43)
Profit before tax		**175**	112
Tax expense		**(43)**	(4)
Profit for the year from continuing operations		**132**	108
Discontinued operations			
Profit for the year from discontinued operations		**-**	462
Profit for the year		**132**	570
Attributable to:			
Equity holders of the parent		**130**	569
Minority interests		**2**	1
Profit for the year		**132**	**570**
Earnings per share - continuing operations		**9.9 cps**	6.8 cps
Earnings per share - total operations		**9.9 cps**	35.6 cps

CONSOLIDATED BALANCE SHEET

AS AT	Note	31 DEC 2005	31 DEC 2004
This statement has not been audited.			
Dollars in millions.	**Note**		
SHAREHOLDERS' EQUITY			
Share capital		**1,770**	1,773
Treasury Stock		**-**	(41)
Reserves		**(15)**	50
Retained earnings		**1,834**	1,804
Total Shareholders' Equity		**3,589**	3,586
Minority interests		**22**	20
Total Equity		**3,611**	3,606
NON-CURRENT LIABILITIES			
Interest bearing loans and borrowings		**478**	696
Derivative financial instruments		**-**	2
Provisions		**19**	27
Other non-current liabilities		**18**	19
Deferred tax liability		**413**	479
Total Non-Current Liabilities		**928**	1,223
CURRENT LIABILITIES			
Bank overdraft		**2**	-
Trade and other payables		**487**	467
Interest bearing loans and borrowings		**15**	395
Derivative financial instruments		**-**	-
Provisions		**37**	39
		541	901
Liabilities directly associated with non-current assets classified as held for sale		**2**	-
Total Current Liabilities		**543**	901
TOTAL LIABILITIES		**1,471**	2,124
TOTAL LIABILITIES AND EQUITY		**5,082**	5,730
NON-CURRENT ASSETS			
Property, plant and equipment		**2,060**	2,086
Forest assets		**1,242**	1,465
Goodwill		**130**	116
Other intangible assets		**79**	99
Investment in associated companies		**32**	45
Derivative financial instruments		**59**	165
Other assets		**46**	49
Income tax		**-**	16
Deferred tax asset		**57**	25
Total Non-Current Assets		**3,705**	4,066
CURRENT ASSETS			
Cash and cash equivalents		**75**	28
Deposit accounts		**122**	552
Trade and other receivables		**502**	440
Inventories		**532**	483
Derivative financial instruments		**82**	133
Income tax		**47**	-
		1,360	1,636
Non-current assets classified as held for sale		**17**	28
Total Current Assets		**1,377**	1,664
TOTAL ASSETS		**5,082**	5,730

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED	31 DEC 2005	31 DEC 2004
This statement has not been audited.		
Dollars in millions.		
CASH FLOW FROM OPERATING ACTIVITIES		
Cash was provided from/(applied to)		
Receipts from customers	**3,444**	3,657
Dividends received	**1**	4
Payments to suppliers and employees	**(3,115)**	(3,312)
Operating Cash Flow Before Finance Costs and Tax	**330**	349
Interest paid	**(63)**	(85)
Interest received	**12**	32
Taxes paid	**(39)**	-
Net Cash Flow from Operating Activities	**240**	296
CASH FLOW FROM INVESTING ACTIVITIES		
Cash was provided from		
Sale of property, plant and equipment	**51**	42
Deposit accounts	**31**	-
Sale of subsidiaries, associates and businesses	**438**	1,001
	520	1,043
Cash was applied to		
Purchase of property, plant and equipment	**(149)**	(151)
Purchase of subsidiaries, associates and businesses	**(264)**	(181)
Forest asset sale costs	**-**	-
Deposit accounts	**-**	(136)
	(413)	(468)
Net Cash Flow from/(used in) Investing Activities	**107**	575
CASH FLOW FROM FINANCING ACTIVITIES		
Cash was provided from		
Term borrowings	**-**	668
Treasury Stock	**54**	13
	54	681
Cash was applied to		
Settlement of borrowings	**(630)**	(653)
Capital repayment	**-**	(480)
Payment of dividends to parent company shareholders	**(125)**	(103)
Payment of dividends to minority shareholders	**-**	(1)
	(755)	(1,237)
Net Cash Flow used in Financing Activities	**(701)**	(556)
NET INCREASE / (DECREASE) IN CASH HELD	**(354)**	315
Opening cash balance brought forward	**454**	162
Effect of exchange rate changes	**2**	(23)
CLOSING CASH BALANCE CARRIED FORWARD	**102**	454
The closing cash balance comprised		
Cash on hand and at bank	**75**	28
Bank overdraft	**(2)**	-
Deposit accounts (term less than 2 days)	**29**	426
	102	454

CONSOLIDATED RECONCILIATION OF OPERATING CASH FLOWS

FOR THE YEAR ENDED	31 DEC 2005	31 DEC 2004
This statement has not been audited. **Dollars in millions.**		
NET PROFIT FOR THE YEAR	**132**	570
Non-Cash Items and investing activities		
Asset Impairment	**143**	-
Restructuring costs	**16**	6
Forest asset fair value change	**(195)**	88
Depreciation	**201**	187
Other intangibles amortisation	**4**	25
Foreign Exchange	**14**	(8)
Interest	**2**	(10)
Taxation	**43**	(3)
Equity earnings	**4**	1
Capitalised interest	**-**	(2)
Gain on sale of property, plant and equipment	**(45)**	(24)
Gain on sale of subsidiaries and investments	**(5)**	(433)
Other	**(4)**	(15)
Cash Flow from Operations before Working Capital Changes	**310**	382
Decrease/(Increase) in Working Capital net of acquisitions and divestments		
Trade and other receivables	**2**	14
Inventories	**(1)**	(10)
Trade and other payables and provisions	**(47)**	(90)
Taxation	**(39)**	-
Gain on realisation of cash flow hedges recorded in other comprehensive income	**15**	-
Net Cash Flow from Operating Activities	**240**	296

CONSOLIDATED STATEMENT OF MOVEMENTS IN EQUITY

FOR THE YEAR ENDED	31 DEC 2005	31 DEC 2004
This statement has not been audited. **Dollars in millions.**		
EQUITY AT COMMENCEMENT OF YEAR	**3,606**	3,688
Profit for the year	**130**	569
Profit attributable to minority interests	**2**	1
Other reserve movements	**(87)**	(17)
Foreign currency translation reserve movements	**22**	(86)
Total Recognised Revenues and Expenses	**67**	467
Contributions from owners	**-**	3
Capital repayment	**-**	(480)
Distributions to owners	**(125)**	(103)
Tax credit on supplementary dividends	**9**	-
Distributions to minority interest owners		(1)
Other movements in minority interest	**-**	19
Treasury stock associated with the Share Growth Plan	**54**	13
EQUITY AT END OF YEAR	**3,611**	3,606

BUSINESS SEGMENT INFORMATION

FOR THE YEAR ENDED	31 DEC 2005	31 DEC 2004
This statement has not been audited.		
Dollars in millions.		
Revenue		
Forests	**375**	553
Wood Products	**1,966**	1,875
Pulp and Paper	**721**	735
Packaging	**534**	468
Continuing operations	**3,596**	3,631
Elimination of inter-segment sales	**(321)**	(333)
Total revenue from continuing operations	**3,275**	3,298
Discontinued operations	**-**	229
Net sales	**3,275**	3,527
Profit before finance costs and taxation		
Forests	**66**	62
Forests - Land Sales	**39**	16
Wood Products	**33**	100
Pulp and Paper	**21**	77
Pulp and Paper - Land Sales	**6**	-
Packaging	**42**	40
Operating profit	**207**	295
Forest asset fair value change	**195**	(88)
Restructuring and non-recurring items	**(171)**	(51)
Income from associated companies	**(4)**	(1)
Profit before finance costs and taxation	**227**	155
Finance costs	**(52)**	(43)
Profit before tax	**175**	112
Tax expense	**(43)**	(4)
Profit from continuing operations	**132**	108
Discontinued operations	**-**	462
Profit for the year	**132**	570

THE SEGMENTS ARE DEFINED AS:

Forests

The development of forests and the sale of logs.

Wood Products

The processing of logs into sawn timber, panel products and engineered wood products and the distribution of building supplies.

Pulp and Paper

The processing of logs, chips and waste paper into pulp and paper and related products.

Packaging

The manufacture of corrugated cardboard and other wood fibre packaging products.

Discontinued operations

The Tissue businesses were sold on 19 May 2004.

GEOGRAPHICAL SEGMENT INFORMATION

FOR THE YEAR ENDED	31 DEC 2005	31 DEC 2004
This statement has not been audited. **Dollars in millions.**		
Revenue		
New Zealand	**2,069**	2,218
Australia	**1,144**	1,161
Other	**179**	101
Continuing operations	**3,392**	3,480
Elimination of inter-segment sales	**(117)**	(182)
Total revenue from continuing operations	**3,275**	3,298
Discontinued operations	**-**	229
Net Sales	**3,275**	3,527
Profit before finance costs and taxation		
New Zealand	**110**	200
New Zealand - Land Sales	**45**	16
Australia	**38**	65
Other	**14**	14
Operating profit	**207**	295
Forest asset fair value change	**195**	(88)
Restructuring and non-recurring items	**(171)**	(51)
Income from associated companies	**(4)**	(1)
Profit before finance costs and taxation	**227**	155
Finance costs	**(52)**	(43)
Profit before tax	**175**	112
Tax expense	**(43)**	(4)
Profit from continuing operations	**132**	108
Discontinued operations	**-**	462
Profit for the year	**132**	570

Discontinued operations

The Tissue businesses were sold on 19 May 2004.

CONSOLIDATED INCOME STATEMENT - BY QUARTER

FOR THE YEAR ENDED	THREE MONTHS 31 MAR 2005	THREE MONTHS 30 JUNE 2005	THREE MONTHS 30 SEP 2005	THREE MONTHS 31 DEC 2005	**TWELVE MONTHS 31 DEC 2005**
This statement has not been audited. **Dollars in millions.**					
Continuing operations					
Revenue	748	838	879	810	**3,275**
Cost of Sales	(571)	(648)	(686)	(620)	**(2,525)**
Gross Profit	177	190	193	190	**750**
Distribution costs	(58)	(63)	(69)	(68)	**(258)**
Selling and administration costs	(105)	(112)	(114)	(101)	**(432)**
Other costs	(13)	(12)	(10)	(5)	**(40)**
Net foreign exchange gains	31	29	26	26	**112**
Land Sales	11	24	8	2	**45**
Other Income	6	8	*7*	*9*	***30***
Operating Profit	49	64	41	53	**207**
Forest asset fair value change	97	12	24	62	**195**
Restructuring and non-recurring items	(3)	(6)	(15)	(147)	**(171)**
Income from associated companies	-	-	(1)	(3)	**(4)**
Profit before finance costs and tax	143	70	49	(35)	**227**
Finance costs	(11)	(16)	(15)	(10)	**(52)**
Profit before tax	132	54	34	(45)	**175**
Tax expense	(39)	(2)	(1)	(1)	**(43)**
Profit for the year from continuing operations	93	52	33	(46)	**132**
Discontinued operations					
Profit for the year from discontinued operations	-	-	-	-	**-**
Profit for the year	93	52	33	(46)	**132**
Attributable to:					
Equity holders of the parent	93	51	33	(47)	**130**
Minority Interests	-	1	-	1	**2**
Profit for the year	93	52	33	(46)	**132**

CONSOLIDATED INCOME STATEMENT - BY QUARTER

FOR THE YEAR ENDED	THREE MONTHS 31 MAR 2004	THREE MONTHS 30 JUNE 2004	THREE MONTHS 30 SEP 2004	THREE MONTHS 31 DEC 2004	TWELVE MONTHS 31 DEC 2004
This statement has not been audited.					
Dollars in millions.					
Continuing operations					
Revenue	770	842	852	834	**3,298**
Cost of Sales	(567)	(645)	(629)	(620)	**(2,461)**
Gross Profit	203	197	223	214	**837**
Distribution costs	(53)	(55)	(62)	(60)	**(230)**
Selling and administration costs	(99)	(105)	(106)	(111)	**(421)**
Other costs	(21)	(12)	(11)	(15)	**(59)**
Net foreign exchange gains	40	26	18	35	**119**
Land sales	2	1	1	12	**16**
Other income	5	9	9	10	**33**
Operating Profit	77	61	72	85	**295**
Forest asset fair value change	102	(68)	(125)	3	**(88)**
Restructuring and non-recurring items	-	(37)	-	(14)	**(51)**
Income from associated companies	(1)	-	1	(1)	**(1)**
Profit/(loss) before finance costs and tax	178	(44)	(52)	73	**155**
Finance costs	(16)	(6)	(8)	(13)	**(43)**
Profit/(loss) before tax	162	(50)	(60)	60	**112**
Tax credit/(expense)	(47)	6	32	5	**(4)**
Profit/(loss) for the year from continuing operations	115	(44)	(28)	65	**108**
Discontinued operations					
Profit for the year from discontinued operations	9	453	-	-	**462**
Profit/(loss) for the year	124	409	(28)	65	**570**
Attributable to:					
Equity holders of the parent	124	409	(28)	64	**569**
Minority Interests	-	-	-	1	**1**
Profit/(loss) for the year	124	409	(28)	65	**570**

CONSOLIDATED INCOME STATEMENT - BY QUARTER

FOR THE YEAR ENDED	THREE MONTHS 31 MAR 2005	THREE MONTHS 30 JUNE 2005	THREE MONTHS 30 SEP 2005	THREE MONTHS 31 DEC 2005	TWELVE MONTHS 31 DEC 2005
This statement has not been audited. Dollars in millions.					
Revenue					
Forests	92	99	107	77	**375**
Wood Products	423	499	548	496	**1,966**
Pulp and Paper	175	174	182	190	**721**
Packaging	129	145	131	129	**534**
Continuing operations	819	917	968	892	**3,596**
Elimination of inter-segment sales	(71)	(79)	(89)	(82)	**(321)**
Total revenue from continuing operations	748	838	879	810	**3,275**
Discontinued operations	-	-	-		**-**
Net Sales	748	838	879	810	**3,275**
Profit before finance costs, tax, depreciation and amortisation					
Forests	13	17	21	19	**70**
Forests - Land Sales	11	18	8	2	**39**
Wood Products	22	34	34	29	**119**
Pulp and Paper	36	20	16	39	**111**
Pulp and Paper - Land Sales	-	6	-	-	**6**
Packaging	16	18	14	17	**65**
Operating profit before depreciation and amortisation	98	113	93	106	**410**
Depreciation	(44)	(44)	(48)	(49)	**(185)**
Amortisation	(5)	(5)	(4)	(4)	**(18)**
Operating profit	49	64	41	53	**207**
Forest asset fair value change	97	12	24	62	**195**
Restructuring and non-recurring items	(3)	(6)	(15)	(147)	**(171)**
Income from associated companies	-	-	(1)	(3)	**(4)**
Profit before finance costs and tax	143	70	49	(35)	**227**
Finance costs	(11)	(16)	(15)	(10)	**(52)**
Profit before tax	132	54	34	(45)	**175**
Tax expense	(39)	(2)	(1)	(1)	**(43)**
Profit from continuing operations	93	52	33	(46)	**132**
Discontinued operations	-	-	-		**-**
Profit for the year	93	52	33	(46)	**132**
Profit before finance costs and tax					
Forests	12	16	19	19	**66**
Forests - Land Sales	11	18	8	2	**39**
Wood Products	2	12	12	7	**33**
Pulp and Paper	14	(1)	(7)	15	**21**
Pulp and Paper - Land Sales	-	6	-	-	**6**
Packaging	10	13	9	10	**42**
Operating profit	49	64	41	53	**207**
Forest asset fair value change	97	12	24	62	**195**
Restructuring and non-recurring items	(3)	(6)	(15)	(147)	**(171)**
Income from associated companies	-	-	(1)	(3)	**(4)**
Profit before finance costs and tax	143	70	49	(35)	**227**
Finance costs	(11)	(16)	(15)	(10)	**(52)**
Profit before tax	132	54	34	(45)	**175**
Tax expense	(39)	(2)	(1)	(1)	**(43)**
Profit from continuing operations	93	52	33	(46)	**132**
Discontinued operations	-	-	-		**-**
Profit for the year	93	52	33	(46)	**132**

CONSOLIDATED INCOME STATEMENT - BY QUARTER

FOR THE YEAR ENDED	THREE MONTHS 31 MAR 2004	THREE MONTHS 30 JUNE 2004	THREE MONTHS 30 SEP 2004	THREE MONTHS 31 DEC 2004	**TWELVE MONTHS 31 DEC 2004**
This statement has not been audited. Dollars in millions.					
Revenue					
Forests	127	156	137	133	**553**
Wood Products	427	466	509	473	**1,875**
Pulp and Paper	180	185	178	192	**735**
Packaging	120	128	106	114	**468**
Continuing operations	854	935	930	912	**3,631**
Elimination of inter-segment sales	(84)	(93)	(78)	(78)	**(333)**
Total revenue from continuing operations	770	842	852	834	**3,298**
Discontinued operations	173	56	-	-	**229**
Net Sales	943	898	852	834	**3,527**
Profit before finance costs, tax, depreciation and amortisation					
Forests	13	19	16	20	**68**
Forests - Land Sales	2	1	1	12	**16**
Wood Products	36	39	56	48	**179**
Pulp and Paper	55	33	36	44	**168**
Packaging	17	18	14	12	**61**
Operating profit before depreciation and amortisation	123	110	123	136	**492**
Depreciation	(41)	(42)	(45)	(45)	**(173)**
Amortisation	(5)	(7)	(6)	(6)	**(24)**
Operating profit	77	61	72	85	**295**
Forest asset fair value change	102	(68)	(125)	3	**(88)**
Restructuring and non-recurring items	-	(37)	-	(14)	**(51)**
Income from associated companies	(1)	-	1	(1)	**(1)**
Profit/(loss) before finance costs and tax	178	(44)	(52)	73	**155**
Finance costs	(16)	(6)	(8)	(13)	**(43)**
Profit/(loss) before tax	162	(50)	(60)	60	**112**
Tax credit/(expense)	(47)	6	32	5	**(4)**
Profit/(loss) from continuing operations	115	(44)	(28)	65	**108**
Discontinued operations	9	453	-	-	**462**
Profit/(loss) for the year	124	409	(28)	65	**570**
Profit before finance costs and tax					
Forests	12	17	15	18	**62**
Forests - Land Sales	2	1	1	12	**16**
Wood Products	18	20	36	26	**100**
Pulp and Paper	33	10	12	22	**77**
Packaging	12	13	8	7	**40**
Operating profit	77	61	72	85	**295**
Forest asset fair value change	102	(68)	(125)	3	**(88)**
Restructuring and non-recurring items	-	(37)	-	(14)	**(51)**
Income from associated companies	(1)	-	1	(1)	**(1)**
Profit/(loss) before finance costs and tax	178	(44)	(52)	73	**155**
Finance costs	(16)	(6)	(8)	(13)	**(43)**
Profit/(loss) before tax	162	(50)	(60)	60	**112**
Tax credit/(expense)	(47)	6	32	5	**(4)**
Profit/(loss) from continuing operations	115	(44)	(28)	65	**108**
Discontinued operations	9	453	-	-	**462**
Profit/(loss) for the year	124	409	(28)	65	**570**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED	TWELVE MONTHS 31 DEC 2005 $MILLION	THREE MONTHS 31 DEC 2004 $ MILLION
Note 1 Forest assets		
Opening balance	**1,465**	1,554
Harvest Removals	**(101)**	(106)
Other*	**296**	18
Increase/ (decrease) in fair value	**195**	(88)
Purchases	**-**	-
Sales/Transfers to Assets held for sale	**(418)**	(1)
Closing balance	**1,242**	1,465

** Other value adjustments include price movements, growth, and changes in cash flow inputs.*

At 31 December 2005, the forest estate was comprised of approximately 208,500 ha (2004 302,500 ha) of standing trees. Of this, 21,800 ha (2004 22,700 ha) relates to joint venture trees in which CHH has a 50% interest. The estate is predominantly radiata pine 201,800 ha (2004 295,000 ha).

During the year ended 31 December 2005, the company harvested approximately 4.5 million tonnes (2004 5.2 million tonnes) which had a fair value less estimated point of sale costs of $101 million (2004 $106 million) at the date of harvest.

Valuation Assumptions

The forest crop has been valued at fair value based on a net present value or discounted cash flow approach. Projected future net cash flows from forest operations associated with the forest estate have been discounted to provide a fair value of the standing forest crop. The following valuation methodology and assumptions were adopted:

- An estate based approach was employed whereby the net cash flow for each working circle (or geographically distinct area) has been forecast and discounted to provide a forest value. These cash flows reflect management's future harvesting and silviculture intentions for the standing crop.
- The forest has been valued on the basis of a going concern and captures the value of the existing crop on a single rotation basis.
- Notional land rental costs have been included for freehold land based on current government valuations.
- The net present value is calculated using a pre-tax discount rate of 7.4 per cent.
- The cash flows do not take into account income taxation.
- No allowance for inflation has been provided. Future revenues and costs are expressed in current dollar values.
- The impact of movement in prices on value is estimated by adjusting the starting prices for price forecasting by the quarter on quarter movement in market prices and maintaining a consistent price path to the long run averages by grade category noted in the table below.
- Costs are current average costs. No allowance has been made for cost improvements in future operations.

The net change in value arising from harvest removals, growth, and change in prices by log grade category, is taken as the change in fair market value of the forest crop and is included in the Income Statement.

SUPPLEMENTARY FINANCIAL INFORMATION

The following table summarises the prices (by grade category) adopted for the valuation.

AT CUSTOMER/WHARF GATE	DEC 2005 AVERAGE PRICE PER QTR NZ$/m³	DEC 2004 AVERAGE PRICE PER QTR NZ$/m³	LONG RUN AVERAGE PRICE NZ$/m³
Radiata			
Pruned	**125**	135	167
Unpruned Sawlog	**71**	61	88
Pulp	**43**	44	47
Other Species	**86**	90	102
Weighted Average	**65**	59	85

** December 2004 prices have been adjusted to exclude prices from the non-strategic forests sold during 2005.*

Sensitivity of Valuation to Changes in Key Assumptions	**NZ$m**
Impact on Crop Valuation	
Price – $1/m3 Increase/Decrease	65
Costs - $1/m3 Increase/Decrease	56
Discount rate	
0.5% Increase	(98)
0.5% Decrease	108

Harvest Profile

The following table summarises the annual projected harvest volumes (millions of cubic metres) as at 31 December 2005. Further market constraints could impact this harvest profile.

	VOLUME IN MILLION M3 2006-2009	VOLUME IN MILLION M3 2010-2013	VOLUME IN MILLION M3 2014-2017	VOLUME IN MILLION M3 2018-2021	VOLUME IN MILLION M3 2022-2025	VOLUME IN MILLION M3 2026-2029	VOLUME IN MILLION M3 2030-2033	VOLUME IN MILLION M3 2034-2037	VOLUME IN MILLION M3 2038+
Pruned	0.2	0.2	0.5	0.1	0.1	0.1	0.0	0.0	0.0
Sawlog	2.0	2.4	2.9	3.7	3.8	3.7	3.7	3.3	0.1
Pulp	0.7	0.9	1.2	1.6	1.5	1.4	1.4	1.3	0.0
Other Species	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.0
	3.0	3.6	4.7	5.5	5.5	5.3	5.1	4.6	0.1

SUPPLEMENTARY FINANCIAL INFORMATION

	31 DEC 2005 $MILLION	31 DEC 2004 $ MILLION
Note 2 Restructuring and non-recurring items Included in these financial statements are the following amounts relating to restructuring and non-recurring items.		
Asset Impairment	**(143)**	-
Redundancies	**(35)**	(20)
Asset write offs	**(9)**	(10)
Environmental provisions	**(7)**	(5)
Gain on sale of 'non-strategic' forests	**14**	-
Sale of businesses and equity investments	**5**	(7)
Other	**4**	(9)
	(171)	(51)

Note 3 Comparative balances

International Financial Reporting Standards require a comprehensive balance sheet review to determine the deferred tax to be recorded in the balance sheet.

As a consequence of this review it was ascertained that the deferred tax liability in respect of Carter Holt Harvey Pulp and Paper Limited (a US$ functional currency reporting company) fixed assets was overstated.

As at 31 December 2004 the deferred tax was overstated by NZ$43 million.

The financial statements of 2004 have been restated to correct the error. The effect of the restatement on these financial statements is summarised below.

	EFFECT ON 2004 $ MILLION
Decrease in Deferred Tax Liability	43
Increase in Currency Translation Reserve	(17)
Decrease in Tax Expense	(25)

The impact of this adjustment was to increase earnings per share from Continuing Operations by 1.6 cents from 5.2 cents to 6.8 cents and earnings per share from Total Operations by 1.5 cents from 34.1 cents to 35.6 cents.

SUPPLEMENTARY FINANCIAL INFORMATION

	THREE MONTHS 31 MAR 2004	THREE MONTHS 30 JUNE 2004	THREE MONTHS 30 SEP 2004	THREE MONTHS 31 DEC 2004	**TWELVE MONTHS 31 DEC 2004**
Note 4 Reconciliation of IFRS with amounts previously recorded under "old" NZ GAAP Discussion on the nature of the differences between IFRS and "old" NZ GAAP as they relate to the Group is included in note 31 of the 2004 Annual Report.					
Reconciliation of Operating Profit					
Total reported under "old" NZ GAAP	68	58	71	62	**259**
IFRS adjustments:					
Financial instruments	-	(3)	(1)	2	**(2)**
Goodwill and other intangible assets	7	6	8	8	**29**
Defined benefit superannuation plan	2	2	5	2	**11**
Capitalised start up costs	-	1	-	1	**2**
Land sales	(1)	(4)	(5)	5	**(5)**
Employee benefits	-	-	-	1	**1**
Share growth plan	5	7	-	-	**12**
Employee share purchase scheme	-	-	-	(1)	**(1)**
Pulp & Paper maintenance shut costs	6	(5)	(6)	5	**-**
Reclassification of discontinued operations	(10)	(1)	-	-	**(11)**
Total IFRS adjustments	9	3	1	23	**36**
Restate under IFRS	77	61	72	85	**295**
Reconciliation of Net Profit/(Loss) after Tax					
Total reported under "old" NZ GAAP	42	446	(72)	45	**461**
IFRS adjustments:					
Deferred tax	-	-	126	-	**126**
Forest asset	68	(43)	(84)	2	**(57)**
Financial instruments	-	(2)	-	(1)	**(3)**
Goodwill and other intangible assets	7	8	8	8	**31**
Defined benefit superannuation plan	1	2	3	2	**8**
Capitalised start up costs	-	-	-	1	**1**
Land sales	(1)	(4)	(5)	5	**(5)**
Employee benefits	-	-	-	1	**1**
Share growth plan	3	5	-	-	**8**
Employee share purchase scheme	-	-	-	(1)	**(1)**
Pulp & Paper maintenance shut costs	4	(3)	(4)	3	**-**
Total IFRS adjustments	82	(37)	44	20	**109**
Restate under IFRS	124	409	(28)	65	**570**

SUPPLEMENTARY FINANCIAL INFORMATION

	31 DEC 2003 $ MILLION	31 DEC 2004 $ MILLION
Note 4 Reconciliation of IFRS with amounts previously recorded under "old" NZ GAAP (continued)		
Reconciliation of Equity with "old" NZ GAAP		
Total reported under "old" NZ GAAP	4,126	3,949
IFRS adjustments:		
Deferred tax	(479)	(353)
Forest asset	(28)	(85)
Financial instruments	174	155
Goodwill & other intangible assets	(57)	(26)
Defined benefit superannuation plan	(19)	(11)
Reversal of capitalised start up costs	(11)	(10)
Land sales	(10)	(15)
Employee benefits	(8)	(7)
Share growth plan	(8)	-
Recognition of tax losses	8	8
Employee share purchase scheme	-	1
Pulp & Paper maintenance shut costs	-	-
Total IFRS adjustments	(438)	(343)
Restated balances under IFRS	3,688	3,606

	TOTAL LIABILITIES		TOTAL ASSETS	
	31 DEC 2003 $ MILLION	31 DEC 2004 $ MILLION	31 DEC 2003 $ MILLION	31 DEC 2004 $ MILLION
Reconciliation of Total Liabilities and Total Assets with "old" NZ GAAP				
Total reported under "old" NZ GAAP	1,740	1,682	5,866	5,631
IFRS adjustments:				
Deferred tax	453	378	(26)	25
Forest asset	5	(34)	(23)	(119)
Financial instruments	133	88	307	243
Goodwill & other intangible assets	-	-	(57)	(26)
Defined benefit superannuation plan	19	11	-	-
Reversal of capitalised start up costs	(6)	(5)	(17)	(15)
Land sales	-	5	(10)	(10)
Employee benefits	8	7	-	-
Share growth plan	8	-	-	-
Reclassification of current tax asset	-	-	-	-
Recognition of tax losses	(8)	(8)	-	-
Employee share purchase scheme	-	-	-	1
Pulp & Paper maintenance shut costs	-	-	-	-
Total IFRS adjustments	612	442	174	99
Restated balances under IFRS	2,352	2,124	6,040	5,730

COMMENTARY ON RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

FINANCIAL HIGHLIGHTS FOR THE FULL YEAR

FOR THE YEAR ENDED (NZ$ MILLION)	31 DEC 2005	31 DEC 2004
Set out below are the consolidated financial results for Carter Holt Harvey Limited (CHH) for the year ended 31 December 2005 including comparisons for the year ended 31 December 2004.		
FINANCIAL PERFORMANCE		
Revenue	**3,275**	3,298
Land sales	**45**	16
Net FX gains	**112**	119
Operating Profit	**207**	295
Forest fair value change	**195**	(88)
Restructuring and non-recurring items	**(171)**	(51)
Income from associates	**(4)**	(1)
Finance costs	**(52)**	(43)
Tax expense	**(43)**	(4)
Net Profit for the year from continuing operations	**132**	108
FINANCIAL POSITION		
Total Debt	**495**	1,091
Cash and Deposits	**197**	580
Net Debt	**298**	511
Total Assets	**5,082**	5,730
Total Shareholders' Equity	**3,589**	3,586

- CHH's operating profit in the year ended 31 December decreased 30% from $295 million in 2004 to $207 million in 2005.
- The $207 million operating profit for the year ended 31 December 2005 is in line with the guidance provided by the company in October 2005 when it indicated that its operating profit would be approximately $200 million.
- CHH's operating profit includes three main components:
  - Operating profit before land sales and net FX gains and including corporate costs, which decreased from $160 million in 2004 to $50 million in 2005;
  - Profit on land sales which increased from $16 million in 2004 to $45 million in 2005; and
  - Net FX gains on currency hedges of $112 million were recorded in 2005. By comparison they were $119 million in the prior year.
- In accordance with accounting standards, CHH revalues its forestry assets at each reporting date. As at 31 December 2005 the forestry assets were revalued upwards by $195 million compared with a decrease in valuation as at 31 December 2004 of $88 million.
- Restructuring and non-recurring charges of $171 million were incurred during the period. This compares to a charge of $51 million recorded in the prior period. The charges included:
  - Asset impairment provisions of $143 million which were provided against the MDF (Medium Density Fibreboard) Australian and New Zealand businesses and the PTP business in China. There were no provisions made for asset impairment in the prior period;
  - Redundancies of $35 million relating principally to corporate, packaging in Australia and the wood products business group. This compares to redundancies of $20 million in the prior period; and
  - A gain on sale of the non strategic forests sold during the year of $14 million.
- Finance costs increased from $43 million in 2004 to $52 million in 2005.
- Taxation charge increased from $4 million in 2004 to $43 million in 2005.
- The net of all the above items is reflected in full year net profit for the year from continuing operations which increased from $108 million in 2004 to $132 million in 2005.
- During the year CHH's net debt position improved from $511 million as at 31 December 2004 to $298 million as at 31 December 2005. Significant items were the sale of non-strategic forests for net proceeds of $385 million, acquisition of Wadepack and Tenon for a total of $264 million and dividend payments of $125 million.
- There was no significant change in Shareholders Equity which was $3,589 million as at 31 December 2005.

COMMENTARY ON RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005
WOOD PRODUCTS

TWELVE MONTHS ENDING (NZ$ MILLION)	DEC 2005	DEC 2004
Revenue	**1,966**	1,875
Operating Profit	**33**	100

Wood Products have experienced a very difficult year with operating profit decreasing 67% from $100 million in 2004 to $33 million in 2005. Significant factors contributing to this were:

- Australian housing commencements declined from approximately 165,000 in 2004 to approximately 152,000 in 2005, an 8% decline;
- New Zealand housing starts declined from approximately 32,000 in 2004 to approximately 26,000 in 2005, a 19% decline;
- The Company also experienced downward price pressure in its Australasian businesses primarily in the Australian structural timber market. This was driven by the NSW housing market being at a 27-year low coupled with increased capacity in the market;
- Export sales from MDF, Futurebuild and CHH Woodproducts were negatively impacted by the stronger NZ$ versus the US$ and A$;
- Costs increased in a number of areas. Resin costs increased as a result of the oil price rises, energy costs in both New Zealand and Australia increased and fixed costs absorption was lower given the decline in volume throughput in a number of our processing plants;
- PTP's earnings contribution was impacted by higher resin and fibre costs and lower MDF prices offset by a full year contribution to the Company's earnings; and
- The Tenon businesses made a modest contribution to earnings in 2005 as the business was integrated, restructuring plans initiated and the Kawerau Front End sawmill upgrade ramped-up.

QUARTER ENDING (NZ$ MILLION)	DEC 2005	SEP 2005	JUNE 2005	MAR 2005	DEC 2004
Revenue	496	548	499	423	473
Operating Profit as Reported	7	12	12	2	26

Wood Products' December quarter operating profit was $7 million compared with $12 million in the September quarter, and $26 million in the 2004 December quarter. The result was primarily due to seasonally weaker sales volumes and mill shuts primarily in December.

COMMENTARY ON RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

PULP & PAPER

TWELVE MONTHS ENDING (NZ$ MILLION)	DEC 2005	DEC 2004
Revenue	**721**	735
Operating Profit before Land Sales	**21**	77
Gain on sale of land	**6**	-
Operating Profit as Reported	**27**	77

The Pulp & Paper operations also experienced a difficult year with operating profit, excluding land sales, decreasing 73% from $77 million in 2004 to $21 million in 2005. An additional $6 million was gained on the sale of a parcel of land adjacent to the Whakatane mill. Significant factors contributing to the result were:

- Operating profits were negatively impacted by the increase in the value of the New Zealand dollar versus the US dollar (which moved on average from 0.664 to 0.705) and versus the Australian dollar (which moved on average from 0.902 to 0.924);
- A decrease in the Kinleith BKP price from US$536 per tonne in 2004 to US$493 per tonne in 2005 which was partially offset by an increase in KLB prices from US$429 per tonne to US$452 per tonne;
- A net increase in mill gate cash costs primarily as a result of increases in energy and raw materials at Kinleith and Tasman offset by cost reduction efforts; and
- The above factors were partially offset by higher volumes as Kinleith reached record production of 606,100 tonnes an increase of 24,000 tonnes over 2004 (4% up), Whakatane following its rebuild in 2004 produced 105,100 tonnes (40% up) and Penrose produced 79,300 tonnes (2% up).

QUARTER ENDING (NZ$ MILLION)	DEC 2005	SEP 2005	JUNE 2005	MAR 2005	DEC 2004
Revenue	190	182	174	175	192
Operating Profit before Land Sales	15	(7)	(1)	14	22
Land Sales	-	-	6	-	-
Operating Profit as Reported	15	(7)	5	14	22

Pulp & Paper's December quarter operating profit was $15 million compared with a loss of $7 million in the September quarter and $22 million in the 2004 December quarter. There were no significant mill shuts during the December quarter compared with the September quarter where Kinleith had its 12-day maintenance shut. Between the September quarter and the December quarter, Kinleith BKP price was up US$9 per tonne to US$487 per tonne, KLB price was down by US$8 per tonne to US$433 per tonne and there was a better mix of local sales. All mills produced strong volumes during the quarter.

COMMENTARY ON RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005
PACKAGING

TWELVE MONTHS ENDING (NZ$ MILLION)	DEC 2005	DEC 2004
Revenue	**534**	468
Operating Profit as Reported	**42**	40

The Packaging operations had a mixed year with operating profit increasing 5% from $40 million in 2004 to $42 million in 2005. The significant factors contributing to this result were:

- The contribution of Wadepack for 11 months following the acquisition in February 2005;
- A stronger operating performance in the Australian businesses; and
- A decline in Packaging NZ earnings as a result of increased competition in the New Zealand market despite significant improvements in productivity.

QUARTER ENDING (NZ$ MILLION)	DEC 2005	SEP 2005	JUNE 2005	MAR 2005	DEC 2004
Revenue	129	131	145	129	114
Operating Profit as Reported	10	9	13	10	7

Packaging's December quarter operating profit was $10 million compared with $9 million in the September quarter and $7 million in the 2004 December quarter. The improved result compared to the September quarter was driven by a strong operating performance offsetting slightly lower sales.

COMMENTARY ON RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

FORESTS

TWELVE MONTHS ENDING (NZ$ MILLION)	DEC 2005	DEC 2004
Revenue	**375**	553
Operating Profit before Land Sale	**66**	62
Gain on sale of land	**39**	16
Operating Profit as Reported	**105**	78

Forests had a satisfactory year with operating profit, excluding gains on land sales, increasing 6% from $62 million in 2004 to $66 million in 2005 and gain on land sales increasing from $16 million in 2004 to $39 million in 2005. The significant factors contributing to this result were:

- Operations delivered an improved performance year on year driven by cost reductions;
- The volume of fibre cut was reduced to 4.5 million tonnes in line with the Company's plans to increase the age of the forest estate; and
- The loss of earnings from the forests sold in October 2005.

QUARTER ENDING (NZ$ MILLION)	DEC 2005	SEP 2005	JUNE 2005	MAR 2005	DEC 2004
Revenue	77	107	99	92	133
Operating Profit before Land Sales	19	19	16	12	18
Gain on sale of land	2	8	18	11	12
Operating Profit as Reported	21	27	34	23	30

Forests' operating profit for the quarter, excluding land sales, was similar to the previous quarter. This was primarily due to cost reductions offsetting the reduction in sales volumes.

FOREST ASSETS

PERIOD (NZ$ MILLION)	YEAR ENDED ENDED DEC 2004	NINE MONTHS ENDED SEP 2005	QUARTER ENDED DEC 2005	YEAR ENDED DEC 2005
Forest Asset Value	1,465	1,179	1,242	1,242
Forest Asset Fair Value Change	(88)	133	62	195

At year end, the Company undertook a comprehensive review of the forest valuation including re-evaluating area, forecast wood flows, costs and prices. The major changes from 2004 were:

- The removal of 108,000 ha of forests sold to as part of sale of non-strategic forests completed in 2005 at a pre-tax book value of $416 million; and
- The increase in forest value of $195 million in 2005 comprising net growth in the volume of the remaining estate (i.e. harvest volumes less than sustainable growth), lower operating and overhead costs, improved mix of wood flow and slightly lower opening prices.

COMMENTARY ON RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

FOREIGN EXCHANGE HEDGES

- Net foreign exchange gains for 2005 were $112 million compared with $119 million in 2004;
- In the September quarter the Company closed out A$/US$ hedges related to Bell Bay realising approximately $20 million in cash. In accordance with hedge accounting principles, the gain on these hedges will be realised over the next two years;
- At current spot exchange rates, the estimated foreign exchange gains that will be reflected in the financial performance of the company as Net FX gains are forecast to be $74 million in 2006 and $52 million in 2007; and
- As at 31 December 2005 the foreign exchange hedge portfolio had a fair value of $132 million (excluding the Bell Bay hedges).

TAX

Total tax expense for 2005 was $43 million including a $13 million gain in connection with the sale of non-strategic forests in October 2005, a credit in connection with fixed asset impairment (excluding goodwill), an expense in connection with forests fair value change and an expense related to deferred tax on US$ denominated fixed assets.

FINAL DIVIDEND

The Company will not be declaring a final dividend for the year ended 31 December 2005.

All dollars are in New Zealand currency unless otherwise indicated. CHH adopted International Financial Reporting Standards (IFRS) effective 1 January 2005. Where appropriate, comparatives have been restated.

For more information on CHH, visit the company's website **www.chh.com**

CARTER HOLT HARVEY LIMITED

John Maasland
Chairman

Peter Springford
Chief Executive Officer

Dated: 3 February 2006

SECTION

5

ADVISER'S REPORT



INDEPENDENT ADVISER'S REPORT

IN RESPECT OF THE SECOND TAKEOVER OFFER BY RANK GROUP

GRANT SAMUEL

February 2006

Table of Contents

1 Terms of the Takeover Offer

1.1 Background to the New Rank Group Offer

In September 2005 Carter Holt Harvey Limited (**CHH**) was the subject of a full takeover offer (**the Original Rank Group Offer**) from Rank Group Investments Limited (**Rank Group**). The offer opened on 14 September 2005 and closed on 27 January 2006, having been extended several times. Rank Group secured International Paper Inc's (**IP**) 50.5% shareholding in CHH prior to opening the offer and increased its shareholding in CHH to 85.7% during the offer period. Under the Takeovers Code, if Rank Group had achieved a 90% shareholding in CHH it would have been able to compulsorily acquire all outstanding shares and privatise the business.

1.2 Summary of the New Rank Group Offer

On 3 February 2006 Rank Group issued a Notice of Intention to make a new offer for all the ordinary shares in CHH (**the New Rank Group Offer**) that it does not already own. The primary terms and conditions of the New Rank Group Offer are as follows:

- a price of $2.75; and
- Rank Group receiving acceptances of 90% or more of the voting rights of CHH.

The New Rank Group Offer will open on 20 February 2006 and will be open for acceptances by CHH shareholders until 21 March 2006, unless the offer period is extended by Rank Group.

The New Rank Group Offer can be accepted through either of the methods profiled below:

- **Regular Acceptance.** Shareholders that accept their shares into the New Rank Group Offer through the Regular Acceptance method will not have the right to withdraw their acceptance at any stage during the offer period.
- **Facility Acceptance.** This method allows shareholders to withdraw their acceptance at any stage up until Rank Group declares the New Rank Group Offer unconditional, or the offer lapses.

The Facility Acceptance method is designed to encourage early acceptance of the New Rank Group Offer by certain shareholders. CHH shareholders who elect to accept using the Facility Acceptance method should be aware that if Rank Group achieves the 90% minimum acceptance level then their ability to withdraw their acceptance will lapse. Equally shareholders who elect to accept the New Rank Group Offer in either form, will retain ownership of their shares if Rank Group is unsuccessful in achieving the minium 90% acceptance level.

1.3 Profile of Rank Group

Rank Group is owned and controlled by Mr Graeme Hart. Its major investments are a 58% shareholding in Burns Philp (which in turn owns 20% of the shares in Goodman Fielder), and an 85.7% shareholding in CHH.

2 Scope of the Report

2.1 Requirements of the Takeovers Code

The Takeovers Code came into effect on 1 July 2001, replacing the Companies Amendment Act 1963 and the New Zealand Exchange (**NZX**) Listing Rule requirements governing the conduct of listed company takeover activity in New Zealand. The Takeovers Code seeks to ensure that all shareholders are treated equally and, on the basis of proper disclosure, are able to make an informed decision as to whether to accept or reject an offer.

The Takeovers Code prescribes the responsibilities and obligations for both Rank Group and CHH as "bidder" and "target" respectively. CHH's response to the New Rank Group Offer, known as a "target company statement", must contain the information prescribed in the Second Schedule of the Takeovers Code, and must include an Independent Adviser's Report (or summary thereof). If only a summary report is included within the target company statement, the full report must be available to CHH shareholders for inspection upon request. This report constitutes the full report for CHH shareholders.

2.2 Purpose of the Report

The New Rank Group Offer constitutes a full takeover offer under Rule 8 of the Takeovers Code. Accordingly, the Independent Directors of CHH have engaged Grant Samuel & Associates Limited (**Grant Samuel**) to prepare the Independent Adviser's Report required under Rule 21 of the Takeovers Code setting out an assessment of the merits of the New Rank Group Offer to assist CHH shareholders in forming an opinion on the New Rank Group Offer. Grant Samuel is independent of CHH and Rank Group and has no involvement with, or interest in, the outcome of the New Rank Group Offer.

Grant Samuel has been approved by the Takeovers Panel to prepare the Independent Adviser's Report. The report is for the benefit of the shareholders of CHH. The report should not be used for any purpose other than as an expression of Grant Samuel's opinion as to the merits of the New Rank Group Offer.

2.3 Basis of Assessment

Rule 21 of the Takeovers Code requires the Independent Adviser to assess "the merits of an offer". The term "merits" has no definition either in the Takeovers Code itself or in any statute dealing with securities or commercial law in New Zealand. While the Takeovers Code does not prescribe a meaning of the term "merits", it suggests that "merits" include both positives and negatives in respect of a transaction.

There is mention of the phrase "fair and reasonable" in the compulsory acquisition rules of the Takeovers Code. Where the 90% threshold is reached as a result of a Takeovers Code offer and 50% of the shares not previously held by the offeror have been acquired as a result of the offer, the price for the remaining shares is set at the same price as the offer price. Where the 90% threshold is reached but 50% of the shares not previously held by the offeror have not been acquired as a result of the offer, the compulsory acquisition price is a cash price specified by the dominant owner and certified as "fair and reasonable" by an Independent Adviser. The Takeovers Code provides no guidance as to the definition of "fair and reasonable".

In Australia, the phrase "fair and reasonable" appears in legislation and the ASX Listing Rules as a basis for assessing takeovers and similar transactions. The terms "fair" and "fair and reasonable" are both widely used tests or frameworks for analysing corporate transactions. However, there is very little useful legal or regulatory guidance as to the meaning of these terms. The Australian approach draws a distinction between "fair" and "reasonable" in relation to takeover offers. A fair offer is one that reflects the full market value of a company's businesses and assets. A takeover offer that is in excess of the pre-bid market prices but less than full value may not be "fair" but may be "reasonable" if shareholders are otherwise unlikely in the foreseeable future to realise an amount for their shares in excess of the bid price. This is commonly the case in takeover offers where the bidder already controls the target company. In that situation, the minority shareholders have little prospect of receiving full value from a third party offeror unless the controlling shareholder is prepared to sell its controlling shareholding.

Reasonableness is said to involve an analysis of other factors that a shareholder might consider prior to accepting a takeover offer such as:

- the offeror's existing shareholding if any;
- other significant shareholdings;
- the liquidity of the market for the target company's shares;
- any benefits through achieving the stated level of ownership;
- any special value of the company to the offeror; and
- the likelihood of an alternative offer.

Under the Australian definition a takeover offer could be considered "reasonable" if there were valid reasons to accept the offer notwithstanding that it was not "fair". A fair offer will always be reasonable but a reasonable offer will not necessarily always be fair.

Grant Samuel has assessed the merits of the New Rank Group Offer after taking into consideration the following factors:

- the estimated value range of CHH and the consideration of the New Rank Group Offer when compared to that estimated value range;
- the likelihood of an alternative offer and alternative transactions that could realise fair value;
- the likely market price and liquidity of CHH shares in the absence of the New Rank Group Offer;
- any advantages or disadvantages for CHH shareholders of accepting or rejecting the New Rank Group Offer;
- the current trading conditions for CHH;
- the timing and circumstances surrounding the New Rank Group Offer;
- the attractions of CHH's businesses; and
- the risks of CHH's businesses.

Grant Samuel's opinion on the merits of the New Rank Group Offer is to be considered as a whole. Selecting portions of the analyses or factors considered by it, without considering all the factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

2.4 Approach to Evaluation

The New Rank Group Offer is for all the outstanding shares in CHH and accordingly is a full takeover. In Grant Samuel's opinion the price to be paid under a full takeover should reflect the full underlying value of the company. The support for this opinion is two fold:

- the Takeovers Code's compulsory acquisition provisions apply when the threshold of 90% of voting rights has been reached. In this instance, the Takeovers Code seeks to avoid issues of premiums or discounts for minority holdings by providing that a class of shares is to be valued as a whole with each share then being valued on a pro rata basis. In other words, a minority shareholder is to receive its share of the full underlying value. Grant Samuel believes that the appropriate test for fairness under a full or partial takeover offer where the offeror will gain control is the full underlying value, prorated across all shares. The underlying rationale is that it would be inconsistent for one group of minority shareholders, those selling under compulsory acquisition, to receive a different price under the same offer from those who accepted the offer earlier; and

- under the former takeover provisions of the NZX Listing Rules a controlling shareholding could have been transferred to another party without a full or partial takeover offer being made to the remaining shareholders. Under the Takeovers Code the acquisition of more than 20% of the voting rights in a "code" company can only be made under an offer to all shareholders unless the shareholders otherwise give approval. As a result, a controlling shareholding (generally accepted to be no less than 40% of the voting rights) cannot be transferred without the acquirer making an offer on the same terms and conditions to all shareholders (unless target company shareholders consent). Prior to the introduction of the Takeovers Code some market commentators held the view that where a major shareholder had a controlling shareholding, any control premium attached only to that shareholding. One of the core foundations of the Takeovers Code is that all shareholders be treated equally. In this context, any available control premium is now available to all shareholders under a takeover offer regardless of the size of their shareholding or the size of the offeror's shareholding at the time the offer is made.

Accordingly, Grant Samuel is of the opinion that not only because shares acquired under a compulsory acquisition scenario will receive a price equivalent to full underlying value, but because the control premium is now available to all shareholders, the share price under either a full or partial takeover offer where the offeror will gain control should be within or exceed the prorated full underlying valuation range of the company.

Grant Samuel has compared the consideration of $2.75 per share to an assessment of the full underlying value of CHH shares. A takeover offer consideration that falls within or exceeds a valuation range estimated on this basis is fair. That estimate was determined by:

- calculating an ungeared valuation for CHH's operating divisions;

- adding the value of other assets and non-trading liabilities; and

- deducting the net debt of CHH.

The aggregate value of the operating divisions should match or exceed the amount that would be realised in an orderly realisation of assets. The value would be likely to exceed the amount that would ultimately be distributed to shareholders to the extent that tax liabilities and any other costs were crystallised in the realisation.

CHH has been valued at fair market value, which is defined as the estimated price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information.

2.5 Sources of Information

The following information on CHH was used and relied upon in preparing this report:

- annual reports of CHH for the years ended 31 December 2002, 2003 and 2004;
- half year report of CHH for the six months ended 30 June 2005;
- results for the year ended 31 December 2005;
- recent brokers' reports on CHH;
- recent Board papers and business performance reports;
- Audit Committee papers for the meeting held in February 2006;
- preliminary management projections for the year ending 31 December 2006 dated 26 October 2005;
- financial models, other confidential reports and working papers prepared by CHH management; and
- other information on the forestry, wood processing, pulp and paper and packaging sectors and publicly listed companies, including annual reports, interim financial results, industry studies, brokers' reports and information regarding the prospective financial performance of those companies.

Grant Samuel has also held discussions with and obtained information from some senior managers of CHH. In addition, Grant Samuel met with Tim Hardman, a director of CHH and executive of Rank Group, who has had involvement in the CHH Wood Products division since Rank Group acquired control of CHH.

2.6 Limitations and Reliance on Information

Grant Samuel's opinion is based on economic, market and other conditions prevailing at the date of this report. Such conditions can change significantly over relatively short periods of time. The report is based upon financial and other information provided by CHH. Grant Samuel has considered and relied upon this information. Grant Samuel believes that the information provided was reliable, complete and not misleading and has no reason to believe that any material facts have been withheld.

The information provided has been evaluated through analysis, enquiry, and review for the purposes of forming an opinion as to the underlying value of CHH. However in such assignments time is limited and Grant Samuel does not warrant that these inquiries have identified or verified all of the matters which an audit, extensive examination or "due diligence" investigation might disclose.

An analysis of the merits of a takeover offer is in the nature of an overall opinion rather than an audit or detailed investigation. Grant Samuel has not undertaken a due diligence investigation of CHH. In addition, preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of CHH. It is understood that, where appropriate, the accounting information provided to Grant Samuel was prepared in accordance with generally accepted accounting practice (except where noted by the company in its annual reports) and in a manner consistent with methods of accounting used in previous years.

An important part of the information used in forming an opinion of the kind expressed in this report is the opinions and judgement of the management of the relevant enterprise. That information was also evaluated through analysis, enquiry and review to the extent practical. However, it must be recognised that such information is not always capable of external verification or validation.

The information provided to Grant Samuel included forecasts and projections of future revenues, expenditures, profits and cash flows of CHH prepared by the management of CHH. Grant Samuel has used these forecasts and projections for the purpose of its analysis. Subject to the qualifications noted in the following paragraphs, Grant Samuel has assumed that the underlying forecasts and

projections were prepared accurately, fairly and honestly based on information available to management at the time and within the practical constraints and limitations of such forecasts and projections. It is assumed that the forecasts and projections do not reflect any material bias, either positive or negative. Grant Samuel has no reason to believe otherwise.

In October 2005, CHH management provided revised projections for 2005 and 2006 reflecting their best view of the outlook for the business. The actual results for 2005 were in line with the October forecasts for 2005. CHH does not have any more accurate or reliable projections for the year ending 31 December 2006 than those released to the market in October 2005. At the time of their release the committee of independent directors stated that they have been unable to verify the projections or reconcile them to earlier projections prepared for the target company statement dated 15 September 2005.

Budgets or management plans for 2006 have been updated since October 2005 for most businesses however these plans and budgets have yet to be reviewed in detail and approved by CHH senior management and board of directors. Grant Samuel has had some access to to this new budget information and can confirm that in some cases the budgets or plans appear to be "stretch targets". Accordingly, Grant Samuel concurs with advice from CHH management that it would be inappropriate to publish or place reliance on any new budget information.
Grant Samuel in no way guarantees or otherwise warrants the achievability of the forecasts or projections of future profits and cash flows for CHH in this report. Forecasts and projections are inherently uncertain. Projections are predictions of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of management. The actual future results may be significantly more or less favourable.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue. In forming its opinion, Grant Samuel has assumed, except as specifically advised to it, that:

- the title to all such assets, properties, or business interests purportedly owned by CHH is good and marketable in all material respects, and there are no material adverse interests, encumbrances, engineering, environmental, zoning, planning or related issues associated with these interests, and that the subject assets, properties, or business interests are free and clear of any and all material liens, encumbrances or encroachments except as disclosed in the notes to CHH's financial statements;

- there is compliance in all material respects with all applicable national and local regulations and laws, as well as the policies of all applicable regulators, and that all required licences, rights, consents, or legislative or administrative authorities from any government, private entity, regulatory agency or organisation have been or can be obtained or renewed for the operation of the business of CHH;

- various contracts in place and their respective contractual terms will continue and will not be materially and adversely influenced by potential changes in control; and

- there are no material legal proceedings regarding the business, assets or affairs of CHH, other than as publicly disclosed.

3 Profile of CHH

3.1 Group Profile

CHH is the leading forests products company in Australasia, with significant interests in forests, wood products, pulp paper and packaging. More recently CHH has divested its Tissue business and 94,600 of non-strategic forests and acquired Plantation Timber Products (**PTP**) (a medium-density fibreboard (**MDF**) business in China), Wadepack Limited (**Wadepack**) (a carton packaging company in Australia) and the structural lumber assets of Tenon. CHH is currently listed on both the NZSX and ASX but is taking steps to delist from the ASX. The company employs approximately 10,000 people and has its head office in Auckland, New Zealand.

As the leading forest products company in Australasia, CHH operates in both the New Zealand and Australian domestic markets, and also in a number of international markets. Within these markets the company is structured into four distinct business groupings – Forests, Pulp & Paper, Wood Products (including Carters) and Packaging. The relative sizes and earnings contributions of each of the four operational businesses is summarised below:

CHH Business Group Profile					
Business Group	**Pulp & Paper**	**Packaging**	**Wood Products**	**Forests**	**Total**
Report section	3.2	3.3	3.4	3.5	
2004					
Revenue[1]	**735**	**468**	**1,875**	**553**	**3,631**
% of total revenue	*20%*	*13%*	*52%*	*15%*	*100%*
Operating EBITDA[2]	**106**	**61**	**160**	**30**	**357**
% of total Operating EBITDA	*30%*	*17%*	*45%*	*8%*	*100%*
2005					
Revenue[1]	**721**	**534**	**1,966**	**375**	**3,596**
% of total revenue	*20%*	*15%*	*55%*	*10%*	*100%*
Operating EBITDA	**53**	**65**	**101**	**34**	**253**
% of total Operating EBITDA	*21%*	*26%*	*40%*	*13%*	*100%*

Each of the business groupings are profiled in more detail in sections 3.2 – 3.5 of this report.

3.2 Pulp & Paper

3.2.1 Overview of the Pulp & Paper Market

The global pulp and paper sector is made up of a large number of companies producing a very wide range of paper, packaging and pulp products. The sector is capital intensive and cyclical. The key driver of the cyclicality is net new capacity additions which, due to the nature of the mills, tend to be very large and invariably cause a short term imbalance between supply and demand. In 2003 total world paper and paperboard production exceeded 339 million tonnes. The global pulp and paper market is highly fragmented with the world's largest participant, Stora Enso having only a 4.7 per cent market share. CHH has productive capacity of approximately one million tonnes of pulp and paper per annum, or approximately one third of a per cent of total world paper and paperboard production.

[1] Revenue includes inter-divisional sales.

[2] Earnings before interest, taxation, depreciation and amortisation. Excludes forest and land sales and income from FX hedging.

The key factors affecting the earnings of the pulp and paper industry are:

Currency Relationships

Both pulp and paper are global commodities, generally priced in US dollars. Currency changes play a role in helping to determine companies or countries that may have a competitive edge. A currency decline generally stimulates exports. The New Zealand dollar has strengthened against the US dollar over the past five years and has appreciated in value to a greater extent than US dollar pulp and paper prices. This has resulted in a significant reduction in the New Zealand dollar receipts for CHH Pulp and Paper, a factor that has had a material negative impact on its earnings in recent years.

Fibre Supply

The principal variable cost in pulp and paper production is the cost of wood fibre and for lesser quality grades, waste paper fibre. Access to abundant low cost fibre is critical to achieving profitability. The North American pulp and paper industry is the largest seller of fibre and Asia is the largest purchaser. The United States is also the largest source of quality waste paper.

Wood fibre prices are typically much lower in the southern hemisphere than the northern hemisphere. South America has a particularly favourable climate resulting in one of the fastest rates of tree growth in the world which, coupled with extensive cloning and genetic engineering, has resulted in high yields per hectare principally from hard wood species such as Eucalyptus.

Asia and Australasia have fibre resources that can provide a ready supply of short and long fibre pulp respectively to the Asia-Pacific region. Australasian fibre costs are typically lower than those of North America and Europe.

Industry Consolidation

In recent years the pulp and paper industry has experienced an increasing level of industry consolidation. Consolidation affords operating synergies, capacity rationalisation options (including temporary or permanent mill closures) and the ability to achieve a lower cost of capital. Mill closures or shut downs are expensive and only large companies are able to capture the pricing benefits to justify the costs of closure. The pulp and paper industry is still considered relatively fragmented compared with other industries with the top five companies in the world estimated to hold under 20% of world production capacity.

Technology

Technological innovation in the fields of materials development, energy efficiency enhancement, fibre recycling and product quality improvement are keys in the global pulp and paper industry. Capital investment in new technologies and scale can provide a company with a competitive advantage over its rivals.

3.2.2 Paper

CHH is exposed to the kraft and recycled linerboard and cartonboard markets as these are the only papers manufactured at its Kinleith and Whakatane mills respectively. Some of the major factors influencing the earnings of the global paper industry are outlined below:

Demand

Over the past 25 years, global paper and paperboard consumption has approximately doubled. China has been the driving force behind global growth in the consumption of paper and paperboard, although other emerging growth markets include eastern Europe, Latin America and Africa. Packaging boards in particular are expected to account for a substantial portion of the overall volume growth in paper. Jaakko Poyry, an international forestry consultancy, is forecasting world demand for paper and paperboard to continue to grow at an average rate of 2.2% to reach 450 million tons by the year 2015.

Capacity and Supply

As a consequence of the strong demand from China and Asia for paper, a large amount of investment in capacity has occurred in that market. Over the next five years China is expected to lead the world in capacity growth, with over two million tonnes of new capacity forecast to come on stream by 2006.

There is currently a tight supply position globally driven by capacity reductions in capacity through mill closures in North America.

Price

The chart below shows the historic price of CHH kraft linerboard in US and New Zealand dollars:



CHH Kraft Linerboard Prices - 2001 to 2005
$/tonne
NZ$/US$
1000
900
800
700
600
500
400
300
0.80
0.70
0.60
0.50
0.40
2001
2002
2003
2004
2005
Paper Price NZ$s
Paper Price US$s
NZ$/US$

Source: CHH. Prices are simple annual averages.

Commodity prices tend to be cyclical and difficult to predict for a given period. US dollar kraft linerboard prices have historically been reasonably steady, increasing between 2002 and 2005 due to stronger Asian demand (in particular from China) and a decline in the strength of the US dollar.

3.2.3 Pulp

Pulp is the generic term describing the cellulose fibres derived from wood, and is the principal raw material used in the manufacture of printing and writing papers. Pulp can be manufactured using a variety of pulping processes including cooking, refining and

grinding, and can exist in either a wet or dry state. Approximately half the pulp produced worldwide is derived from softwood coniferous wood species, and the other half from hardwood species. Wood pulp is a globally traded commodity, with product sold on the open market referred to as "market pulp". Market pulp is the most global product in the pulp and paper industry, with approximately 80 per cent of production traded over international borders. The market is very fragmented with the largest producer, Arauco, having a market share of 6 per cent.

"Kraft" pulp, the principal type of chemically manufactured pulp, is made from hardwoods or softwoods, and can be bleached or unbleached. Over 85 per cent of world paper grade market pulp is Bleached Softwood Kraft Pulp (**BSKP**) and Bleached Hardwood Kraft Pulp (**BHKP**). CHH produces both BSKP and Unbleached Kraft Pulp from its Kinleith and Tasman mills, and fibre cement pulp and eucalyptus pulp (**BEKP**) from its Tasman mill only.

Demand

Paper grade wood pulp demand rose an estimated 5.3% per cent in 2004 reaching a new record level of 185 million tonnes driven by the global recovery in the printing and writing paper sector. Wood pulp is still the most important papermaking raw material, but recovered paper is increasing its share. Demand for pulp will be driven primarily by growth in developing countries.

The world consumption of BSKP in 2004 was approximately 21 million tonnes. BSKP is used to provide strength to paper grades manufactured from hardwood pulp or recovered pulp. The demand for BSKP is forecast to continue to be strong due to predicted increases in Chinese purchases from 2006.

Capacity and Supply

The major increases in demand for pulp is coming from Asia, predominantly China, with a corresponding increase in supply coming primarily from South America. Asia is becoming increasingly dependent on non domestic sources of recycled fibre and market pulp. During 2005 and 2006 four major pulp projects are expected to have come on line adding a further four million tonnes of capacity. Three of these are hardwood pulp plants (two in South America and one in China) and one is a softwood pulp plant being developed by Arauco, a subsidiary of Copec, located in Chile. It is understood that one further plant is planned to be built in Chile by CMPC. South America has only limited sources of new softwood fibre. Industry expert RISI commented in a recent paper that the worldwide increase in supply of hardwood pulp in particular is likely to be greater than the increase in demand with the likely consequence that prices will fall or at best remain steady. This will place increased pressure on inefficient mills to close or be moth balled.

During recent months several Canadian pulp mills have been idled or permanently closed, the latest closure announcement related to the Bowater Thunder Bay Ontario Mill. CHH estimates that over 2005 and 2006 1.4 million tonnes per annum (**mtpa**) of capacity will be closed or indefinitely shut, 1.1mtpa of which will be in Canada. The reductions in supply have resulted in the market tightening and prices increasing slightly. However, the new South American capacity that will come on stream mid 2006 is likely to offset the positive effects from the recent mill closures.

Price

The chart below shows the historic price of bleached Kraft pulp in US and New Zealand dollars:



CHH Bleached Kraft Pulp Prices - 2001 to 2005
$/tonne
NZ$/US$
1100
1000
900
800
700
600
500
400
0.80
0.70
0.60
0.50
0.40
2001
2002
2003
2004
2005
Pulp Price NZ$s
Pulp Price US$s
NZ$/US$

Source: CHH. Prices are simple annual averages.

US dollar pulp prices increased between 2002 and 2004 on the back of strong Asian demand, and a decline in the strength of the US dollar. Asia is forecast to continue to be a significant net importer of pulp. Prices for pulp are expected to slowly increase through 2006, largely as a result of plant closures, until two large pulp mills in South America come on stream. Overall, RISI considers that the 18 month outlook for industry prices and profitability remains generally negative. The world is regarded as having enough wood to meet the growing demand for pulp and paper, but the raw material is not all located in the areas where demand is strongest.

3.2.4 CHH Pulp & Paper

CHH is Australasia's only producer of Kraft market pulp and a leading producer of Kraft linerboard. Details of the facilities owned and operated by CHH Pulp & Paper are set out below:

CHH – Pulp & Paper Operations		
Facility	**Approximate Production (000's Tonnes)**	**Grade**
Kinleith	200	Kraft Linerboard
	65	Kraft Top Liner
	35	Semi Chemical Medium
	25	White Top Liner
	325	**Total Containerboard**
	240	Bleached Kraft
	15	Unbleached Kraft and other pulp
	255	**Total Market Pulp Production**
Tasman	140	Bleached Kraft
	35	Unbleached Kraft
	50	Fibre Cement Pulp[3]
	45	BEKP
	270	**Total Pulp Production (All Market Pulp)**
Penrose	80	Recycled Fibre Medium
Whakatane[4]	105	Coated and Uncoated Cartonboard

Source: CHH

Kinleith

The Kinleith pulp mill is located at Kinleith, near Tokoroa, in the central North Island. It is CHH's largest mill, producing bleached and unbleached softwood Kraft pulp and a range of linerboards used in packaging. A significant upgrade of the mill was completed during 1998. Total production of market pulp and containerboard from Kinleith was 582,000 tonnes in the year to 31 December 2004, and totalled a record 606,000 tonnes during 2005. Kinleith exports more than 70% of its output to Asia, with the main markets being China and Korea.

Tasman

The Tasman pulp mill is located at Kawerau in the central North Island. The mill has an annual market pulp production capacity of 270,000 tonnes. Tasman's capability to produce a mix of bleached and unbleached pulp allows it to produce specialty grades for the Australasian and global markets. Tasman also specialises in fibre cement pulp used in exterior cladding, roofing and piping products. Speciality pulps, which produce higher margins, and have relatively less volatile selling prices, are expected to comprise approximately half of total production following the planned upgrade in March 2006. Approximately $37 million is currently being spent on an upgrade of certain parts of the Tasman mill, which on completion in March 2006 will have a significant impact on production capacity and will markedly reduce down-time, inefficient pulp production flows and allow an increase in the production of fibre cement pulp. Costs associated with the upgrade are inline with those budgeted for. The Tasman Mill will be shut for 35 days in February/March 2006 to implement the planned upgrades and to complete the normal annual services (normal annual shut down is 10 days).

CHH sources fibre for its Kinleith and Tasman operations under long term purchasing contracts and on a non contract basis. The price and availability of fibre varies over time, with the most significant risk being a contraction in the availability of wood from current sources.

[3] Upgrades currently underway will enable Fibre Cement Pulp production of 95,000 tonnes.

[4] 2005 estimate, post upgrade.

Whakatane

CHH's Whakatane plant produces cartonboard for a wide range of fast moving consumer goods (**FMCG**) applications. In the year to 31 December 2004 the Whakatane plant produced 75,000 tonnes of cartonboard. In the same year the plant's board machine was extensively upgraded and reconfigured at a cost of approximately $68 million. The cost of the upgrade was significantly lower than the cost of building a new mill with similar capacity and quality of output. Following the upgrade the mill now has a production capacity of 105,000 tonnes per annum. In the year to 31 December 2005 it produced 97,800 tonnes of cartonboard. The quality of the carton being produced is now higher, being lighter, whiter, stronger and less expensive to produce than the previously manufactured product. This opens up a number of new markets for CHH at higher price and margin points, although it is expected to take some time to gradually change the customer base of the Whakatane mill to take full advantage of these product and mill improvements. A new sheeter is to be installed at the mill during 2006.

Penrose

CHH's Penrose mill is New Zealand's only 100% recycled paperboard mill producing 80,000 tonnes of recycled product. The mill specialises in the production of recycled corrugating medium but has expanded to produce recycled fibre liners for use in corrugated packaging and corestock. The majority (65%) of mill output is sold to customers in Australia and New Zealand. Asian markets take approximately 12% of sales.

Fullcircle

Fullcircle acquires waste paper for supply to CHH's paper mills (Penrose and Kinleith) and for export markets. Fullcircle collected over 300,000 tonnes of recycled material during 2005.

3.2.5 Earnings Profile

The earnings profile of CHH Pulp & Paper is summarised below:

CHH Pulp & Paper - Earnings Profile (NZ$ millions)		
	Year ended 31 December	
	2004	2005
Sales revenue[5]	735	721
EBITDA from:		
Operations	106	53
Land Sales	-	6
FX Hedge	62	58
Total EBITDA	**168**	**117**
Depreciation & amortisation	(91)	(90)
EBIT	**77**	**27**
Restructuring and non-recurring items	(17)	(2)
EBIT after abnormal items	**60**	**25**

CHH Pulp & Paper has delivered relatively steady revenues over the past two years, although earnings have materially declined reflecting a decline in the pulp price in NZ dollars. CHH Pulp & Paper's earnings are affected by the commodity prices of pulp and paper, which are denominated in US dollars. Most of the costs of the business are in NZ dollars, creating a significant currency exposure that historically CHH has mitigated through the use of currency hedging. The Whakatane and Penrose operations are less exposed to US dollar currency variances with most of the Penrose recycled medium sold to customers in Australia and New Zealand, and approximately 35% of Whakatane production sold to the group's packaging operations.

Labour and other operating costs at the mills have been reduced to more competitive levels in recent years through continuous efficiency improvements and the effect of contracting

[5] Revenue includes inter-divisional sales.

out mill maintenance functions to specialist third party operators. In US dollar terms, the average mill gate cost per tonne of pulp has declined by approximately 18% since 2002.

Following the mill upgrades at Tasman and Whakatane, capital expenditure for the whole pulp and paper division going forward is expected to be relatively modest until approximately 2010 when the Kinleith paper machine will require around $50 million of expenditure to maintain the capability to produce a competitive product.

3.2.6 Summary

A summary profile of CHH Pulp & Paper is set out below:

CHH Pulp & Paper - Overview	
Market	The pulp market globally is at mid-cycle prices. Prices in New Zealand dollars are close to historic lows.
Operational	CHH remains a low cost producer of pulp in a global context, and in recent years it has achieved steady productivity improvements across its mills.
Inter-relationship	CHH Pulp & Paper depends on CHH Forestry and the CHH Wood Products business for approximately 1/3rd of its wood supply and is the major supplier of all material to CHH Packaging. Raw materials, largely cartonboard and paper, comprise approximately 70% of CHH Packaging's costs. CHH Pulp & Paper supplies approximately 85% of these requirements. CHH Packaging has recently secured a new contract with Fonterra, increased volumes of paper from CHH's mills will be required to fulfil this contract.
Key drivers	CHH currently exports approximately 20% of its pulp and paper production to Australia and 55% to Asia and other markets. As pulp and paper is priced in US dollars, CHH Pulp & Paper has a significant currency exposure. The high value of the NZ dollar has resulted in an earnings contraction for this division.
Risks	After currency exposure and commodity prices, the price and availability of fibre is the key risk to CHH Pulp and Paper. Kinleith, Tasman and Whakatane collectively consume approximately four million tonnes of pulpwood per year and any adverse supply or pricing impacts would be damaging. In addition, the business is exposed to electricity and gas prices, which are currently higher than previously budgeted for electricity and gas.
Opportunities	The recently completed upgrade of the Whakatane mill has significantly increased production and quality of product. The Tasman upgrade will increase overall production and efficiency, provide an increased output of fibre cement pulp, increase throughput and yield, and overall will have a positive impact on the earnings of that mill.
Prospects	Despite success in achieving cost reductions and productivity improvements, the earnings of this division are primarily influenced by the NZ$/US$ exchange rate and the global price of pulp (and to a lesser extent paper). Until these two variables change, neither of which can be influenced by CHH, the earnings profile of CHH Pulp & Paper will remain unsatisfactory, particularly in relation to the level of capital invested.

3.2.7 Developments since Rank Group acquired control of CHH

An overview of developments within CHH Pulp & Paper and the markets in which it operates since Rank Group acquired control of CHH (September 2005) is provided below:

CHH Pulp & Paper – Recent Developments	
Market	Pulp prices reached a low of US$477 per tonne in December 2005 and have since firmed to approximately US$520 per tonne. In Canada in particular, mills have been closed as a direct consequence of the low pulp prices that prevailed in the second half of 2005. Market commentator RISI is forecasting a continued firming of prices over 2006 as production capacity is withdrawn in certain parts of the market. New capacity is expected to come on stream in South America in mid 2006 and is expected to depress prices later in the year.
Operational	Record production levels were achieved in Kinleith in 2005, and are expected to be able to be sustained at these levels. The forthcoming major plant upgrade at the Tasman Mill remains on budget at approximately $37 million.
Key drivers	Along with the slight improvement in commodity prices, the US$/NZ$ exchange rate has weakened a little, providing a more favourable earnings environment for CHH Pulp & Paper, despite a number of costs being denominated in US$. Offsetting this in part are continued high energy prices and concerns over long term access to fibre at competitive prices.
Rank Group changes	No material changes have been made to CHH Pulp & Paper since Rank Group took control of the business.
Valuation Implications	The major influences on the value of this division since September 2005 have been a slight firming of pulp prices and a weakening of the NZ$. These movements are consistent with the assumptions adopted in the earlier valuation model and as a result Grant Samuel has not changed its valuation of this division.

3.3 Packaging

3.3.1 Overview of the Packaging Market

The three largest companies in the Australasian corrugated packaging market are Amcor, Visy, and CHH. Amcor and Visy together hold approximately 95% of the Australian corrugated packaging market and the New Zealand market is led by CHH and Amcor. Amcor is a global packaging company listed on the ASX, with manufacturing sites in 39 countries and annual revenue in excess of A$11 billion. Amcor manufactures corrugated boxes, cartons, aluminium and steel cans, flexible plastic packaging, PET plastic bottles and jars, closures and multi-wall sacks. Visy is a privately owned packaging and recycling company with a current annual revenue of approximately A$2.8 billion. Visy operates in Australia, New Zealand and the United States and has more than 100 packaging factories, nine paper recycling machines and one unbleached kraft pulp and paper mill. Visy has recently announced plans to construct a new A$60 million corrugated box factory near Brisbane.

3.3.2 CHH Packaging Operations

CHH Packaging focuses on the manufacture of corrugated case, carton board, paper bags and cups. CHH Packaging sold 168,000 tonnes of product in the Australasian market during the 2004 financial year placing it in the top three companies in each packaging product category. CHH Packaging provides packaging services to industries in New Zealand and Australia including:

- Horticulture;
- Beverage;
- Meat;
- Dairy;
- FMCG;
- Seafood; and

- Food Service, e.g. hot drink cups and fast food boxes.

A profile of the CHH Packaging plants is set out below:

CHH – Packaging Division – Key Businesses		
Business	**Description**	**Facilities**
Packaging Australia	Corrugated case, carton and paper cup packaging products	7 carton plants 2 corrugated case plants 1 paper cup plant (joint venture)
Packaging New Zealand	Corrugated case, carton and paper bag packaging products	3 corrugated case plants 1 carton plant 1 paper bag plant

Source: CHH Annual Reports and Investor Presentations

The percentages of total sales by geographical market for the packaging division are detailed below.

CHH Packaging – Sales by Region 2004				
	% Sales by Region			
	New Zealand	**Australia**	**Asia**	**Other**
Case (NZ)	100%	-	-	-
Case (Aus)	-	100%	-	-
Carton (NZ)	99%	-	1%	-
Carton (Aus)	-	100%	-	-
Paper bag	94%	2%	-	4%
Wadepack	-	100%	-	-
Cups	22%	78%	-	-

Packaging Australia

The Australian packaging division manufactures corrugated cases, cartons and paper cups at a total of 10 plants as tabled below:

Packaging Australia – Manufacturing Plants by Product		
Corrugated Cases	**Cartons**	**Paper Cups**
Noble Park, VIC	Smithfield, NSW	Kingston, QLD
Lansvale, NSW	Reservoir, VIC	
	Crestmead, QLD	
	Woodville, SA	
	Villawood, NSW	
	Mt Waverley, VIC	

The paper cup manufacturing plant in Queensland is a joint venture with IP. During the first quarter of 2005, CHH announced it had successfully completed the takeover of Australian printing and carton making company Wadepack. CHH paid NZ$91 million for Wadepack, representing an implied multiple of 7.9 times the company's 2003 EBITDA. Wadepack has facilities in Sydney and Melbourne and employs approximately 340 staff. Wadepack manufactures packaging for pharmaceuticals, food and beverages from the Villawood and Mt Waverley plants. Approximately 23% of the materials used at the Wadepack facilities are sourced from CHH Pulp & Paper, a level that CHH plans to increase over time. CHH operates seven Cartonboard plants in Australia, which in due course may present the opportunity for plant consolidation and resulting operational efficiency improvements. The Dandenong plant has been closed and its operations have been transferred to the Reservoir site.

As part of the company's Total Productivity Improvement (**TPI**) initiatives the Australian packaging division has recently undergone a structural review that resulted in a significant reduction in headcount and overheads.

Packaging New Zealand

The New Zealand packaging business primarily operates in the key markets of horticulture and meat and produces corrugated cases, cartons and paper bag packaging products at the following locations:

Packaging New Zealand – Manufacturing Plants by Product		
Corrugated Cases	**Cartons**	**Paper Bags**
Auckland	Auckland	Auckland
Christchurch		
Levin		

Packaging New Zealand has recently secured new contracts with Fonterra and ENZA (apple packaging). The Fonterra contract will utilise kraft paper sourced from the CHH Pulp & Paper division.

3.3.3 Earnings Profile

The earnings profile of CHH's packaging division is summarised below:

CHH Packaging - Earnings Profile (NZ$ millions)		
	Year ended 31 December	
	2004	**2005**
Sales revenue[6]	468	534
EBITDA from:		
Operations	61	65
Total EBITDA	**61**	**65**
Depreciation & amortisation	(21)	(23)
EBIT	**40**	**42**
Restructuring and non-recurring items	(5)	(8)
EBIT after abnormal items	**35**	**34**

The following points are relevant when considering the above table:

- raw materials comprise approximately 70% of the packaging division's costs. CHH paper mills supply a portion of the paper requirement and the remainder is imported from other suppliers; and
- restructuring and non-recurring items in 2005 consisted of:
  - approximately $7 million of asset write-offs and redundancy costs resulting from the closure of the Dandenong plant; and
  - approximately $1 million of costs associated with redundancies at Packaging New Zealand's plants.

CHH's packaging business is reasonably well insulated to changes in the NZ$/US$ exchange rate, with its primary markets being the New Zealand and Australian domestic markets. Nevertheless, the competitors in the Australian market in particular are large and could sustain a prolonged price war if they believed that strategy was sensible and effective. CHH is progressively improving its product mix, resulting in better margins and a lower operating cost base (with lower overheads and headcount).

[6] Revenue includes inter-divisional sales.

3.3.4 Summary

A summary profile of CHH Packaging is set out below:

CHH Packaging - Overview	
Market	CHH Packaging primarily manufactures corrugated case and cartonboard in New Zealand and Australia. Visy and Amcor together have a 95% market share of the Australian corrugated box market. Amcor and CHH have significant market shares in the carton market in both New Zealand and Australia. Demand is strongly correlated with the strength or otherwise of the economies in both countries, both of which have experienced sustained growth in the past few years but are showing signs of flattening.
Operational	CHH Packaging has steadily improved its profitability due to an improved pricing and product mix and through ongoing cost-out programmes. Rationalisation of the Australian cartonboard plants and an increase in corrugated case market share will positively impact on operational performance.
Inter-relationship	Raw materials, largely cartonboard and paper, comprise approximately 70% of CHH Packaging's costs. CHH Pulp & Paper supplies approximately 85% of these requirements. CHH Packaging has recently secured a new contract with Fonterra, increased volumes of paper from CHH's mills will be required to fulfil this contract.
Key drivers	The key drivers of the packaging industry are the levels of New Zealand and Australian economic activity, and competitor actions in those markets.
Risks	The two key risks to the earnings of the Packaging Division are an increase in the cost of materials, and the strategic actions of either or both of the key competitors, Visy and Amcor, to any new initiatives undertaken by CHH Packaging. Some comfort can be taken that competitive actions by these two companies in the Australian market are likely to be monitored closely by the ACCC. However, they are unlikely to relinquish their respective market positions easily.
Opportunities	The Australian carton business presents an opportunity to rationalise to fewer sites with a consequent lower cost base.
Prospects	CHH Packaging has a stable earnings history that will improve markedly on increased market share in Australia. The acquisition of Wadepack is contributing positively to divisional earnings.

3.3.5 Developments since Rank Group acquired control of CHH

An overview of developments within CHH Packaging and the markets in which it operates since Rank Group acquired control of CHH (September 2005) is provided below:

CHH Packaging – Recent Developments	
Market	Both the New Zealand and Australian economies continue to flatten, which has resulted in a period of intense competition in the packaging sectors that CHH operates in. Price competition in New Zealand has been aggressive, but offseting this CHH has been successful in growing market share in recent months. Noticeably, it has been successful in winning the Fonterra packaging contract, the largest single packaging contract in New Zealand. In Australia, Visy and Amcor remain under intense scrutiny as a result of the ACCC allegations that they are engaged in price-fixing and market sharing arrangements.
Operational	Most CHH Packaging operations are producing at or near capacity. Earnings are stable.
Key drivers	Assuming continued flat economic conditions in New Zealand and Australia, the packaging industry is expected to remain competitive, with significant exposure to the primary sector.
Rank Group changes	No material changes have been made to CHH Packaging since Rank Group took control of the business. This is understandable given that CHH Packaging has historically produced a stable earnings profile and remains a strong competitor in the market.
Valuation Implications	The business is trading at levels consistent with earlier forecasts. Grant Samuel has not changed its valuation of this division.

3.4 Wood Products

3.4.1 Overview of the Wood Products Market

The demand for wood products is correlated to the new housing and renovations markets in New Zealand and Australia. The volume of new build work in the residential housing sector is usually tracked by the number of new housing consents granted. The market for renovations and alterations is more difficult to track but generally increases as new residential construction decreases.

In New Zealand CHH's Wood Products division is heavily dependent upon the levels of housing construction and alterations. It is less impacted by changes in the non-residential building market where the use of wood is much less. The residential housing market, which includes apartments, is nearly twice the size (by value) of the non-residential market, although new residential building permits have been declining at a faster rate than non-residential. During the 2005 calendar year consents for 26,069 new dwelling units were issued, down 5,354 units on the previous year[7]. A key driver of demand for new houses is net migration which fell to only 7,000 during the year to 31 December 2005 compared to 15,100 during the previous year[7].

In Australia the CHH Timber business is also directly impacted by the residential housing sector. Australian house construction activity measured by housing starts fell by 9% in 2004/05 and is predicted to decline a further 4% in 2005/06 to 150,500[8]. The outlook for Australia going forward is for the downward trend in housing starts to be progressively reversed from 2006/2007 when housing starts are estimated to reach 160,000[8].

---

[7] Source: Statistics NZ

[8] Source: Housing Industry Association.

3.4.2 CHH Wood Products Businesses

CHH operates Australasia's leading wood products businesses with number one or number two market positions in structural timber, plywood and laminated veneer lumber (**LVL**) and particleboard, and MDF. In New Zealand CHH is also strong in building supplies and outdoor products. A profile of CHH's wood products manufacturing operations is as follows:

CHH – Wood Products Division – Key Businesses		
Business	**Description**	**Capacity**
CHH Woodproducts	Sawn timber, poles, plywood (NZ) and LVL Manufacture (NZ)	1,315,000 m^3 (Timber)[9] 120,000 m^3 (Plywood)[9] 205,000 m^3 (Roundwood) 90,000 m^3 (LVL)
CHH Timber	Sawn timber, poles, plywood (Aust) and LVL Manufacture (Aust)	680,000 m^3 (Timber)[10] 27,000 m^3 (Plywood) 70,000 m^3 (LVL)
CHH Panels	Particleboard, MDF, Flooring manufacture (NZ & Aust)	740,000m^3 (Particleboard)[11] 630,000m^3 (MDF)[11] 295,000 m^3 (decorative overlays)
PTP	MDF, flooring (China)	360,000 m^3 (MDF) 6,500,000 m^2 (Flooring)
Carters	New Zealand distribution business	40 trade/wholesale sites Revenue of NZ$500m

CHH Woodproducts and CHH Timber

CHH Woodproducts is the number one supplier of structural timber in New Zealand with an estimated 40% market share following its acquisition of the Tenon structural business in April 2005. The acquisition gave CHH number one supplier status with the three largest New Zealand distribution chains – Placemakers, Carters and ITM. It also has a number one market share in Australia with 20% but closely followed by Weyerhaeuser and Hyne. CHH has four sawmills in New Zealand and four in Australia as profiled in the table below:

CHH Sawmills Capacity	
New Zealand	**Annual log in m^3)**
Putaruru	420,000
Kopu	290,000
Nelson	350,000
Kawerau	550,000
Australia	
Mt Gambier	550,000
Myrtleford	250,000
Morwell	360,000
Oberon (50/50 JV)	725,000

Most of the established mills in New Zealand are located close to CHH's major forest resource in the central North Island, although there is also a large mill in Nelson adjoining CHH's Nelson forests. Sawmill size is the critical factor in lowering the costs of production. In New Zealand CHH owns some of the largest mills yet none are world scale which is considered to be at least 600,000 m^3 of log-in per annum. The largest mill is the Kawerau mill acquired as part of the Tenon assets, which has an annual log-in capacity of 550,000 m^3. CHH is developing a strategy to expand its mills to closer to world scale.

[9] Includes Tenon and not adjusted for exit of Rotorua and Tokoroa sawmills in 2004 and Rainbow Mountain Sawmill in 2005. Plywood capacity prior to recently announced restructuring – sales are approximately 110,000m^3 pa.

[10] Includes 50% of Oberon (50% JV) capacity.

[11] Particleboard Split – NZ: 30,000m^3, Aust: 645,000m^3, MDF Split – NZ: 250,000m^3, Aust: 380,000m^3, Overlays – NZ: 45,000 m^3 and Aust: 250,000 m^3

Potentially this could involve the development of a new mill in Northland to use the substantial high quality resource becoming available. No decision has been made on this project at this time. During the last quarter of 2005 CHH's Rainbow Mountain mill (350,000m^3 log-in capacity) was closed. The green mill operations at this site have been moved to Kawerau and Putaruru. The dry mill and treatment facilities are still operational at Rainbow Mountain.

CHH Timber produces timber in Australia and imports plywood and timber from New Zealand. The business has 850 staff. The Oberon sawmill is a 50/50 joint venture with Boral and was extensively upgraded in 2003. Of the four sawmills two mills are considered to be of an appropriate size and scale and are performing well and two require significant improvement.

In Australia wood supply is contracted in a large number of instances on a take-or-pay basis which can result in oversupply of finished product when the market demand falls. The fall in demand during 2005 has resulted in an over supply. Domestic wood resources are currently capable of satisfying domestic demand. Virtually all of the resource is currently committed to processors and there is no new supply available. With no single producer having a share greater than 20% and only one world scale mill – the Hyne Tumbarumba mill near the border of NSW and Victoria – rationalisation of sawmills is possible.

CHH produces and supplies LVL globally from plants in New Zealand and Australia. The majority of the LVL produced in Australia is sold into that market, whereas the New Zealand mill exports the majority of its production to Australia, USA and United Arab Emirates.

CHH Panels

CHH Panels produces panel products including particleboard, MDF, flooring and mouldings. CHH Panels has a leading market position in both New Zealand and Australia. Consistent with the timber business in Australia, CHH Panels is currently operating at a lower level of MDF production in the face of reduced demand. Both the New Zealand and Australian MDF mills export surplus capacity which, at the relatively high NZ and Australian exchange rates, is delivering low to negative returns. A reduction to the long run average foreign exchange rate (i.e. NZ$1 = US$0.58) would have a dramatic increase in the earnings of this division. Panel production is also being adversely impacted by the cost of resin. Resins comprise approximately 20% of the variable cost inputs. In the current environment CHH is not able to fully recover resin cost increases.

CHH Panels exports a substantial proportion of its MDF production as shown below:

CHH MDF Production

Mill	Production m^3	Exports
Rangiora	220,000	70%
Oberon	240,000	50%
Bell Bay	170,000	90%

Consistent with CHH's broader strategy of increasing sales in the New Zealand and Australian market and exporting less, the company is exploring options for increasing its market share in both markets.

In 2004 CHH acquired PTP, a Chinese panels manufacturer with two facilities producing high grade MDF and flooring products, with an annual capacity of 350,000 m^3. Through this acquisition CHH is well placed to capitalise on the growth in the Chinese market through PTP's extensive national distribution network. Demand for MDF and flooring is expected to increase significantly in China, driven by growth in the construction industry and in particular by the increased number of apartments required in China's cities to accommodate the net migration from rural to urban areas.

Carters

Carters is a retailer of building materials in New Zealand to the trade and home improvement markets. Carters has 40 stores throughout New Zealand, and an estimated market share of 20%, second behind Placemakers. Carters enjoys particularly strong relationships in the trade sector, where it is widely regarded as the market leader. The business is exposed to the domestic building market which has until very recently enjoyed a sustained period of buoyancy.

3.4.3 Earnings Profile

A summary of the earnings profile of CHH's wood product division is set out below:

CHH Wood Products - Earnings Profile (NZ$ millions)		
	Year ended 31 December	
	2004	2005
Sales revenue[12]	1,875	1,966
EBITDA from:		
Operations	160	101
FX Hedge	19	18
Total EBITDA	**179**	**119**
Depreciation & amortisation	(79)	(86)
EBIT	**100**	**33**
Restructuring and non-recurring items	(15)	(165)
EBIT after abnormal items	**85**	**(132)**

Source: CHH Annual Reports and Investor Presentations.

The following comments are relevant when considering the above table:

- buoyant housing markets fuelled strong revenue growth for wood products from 2002-2004;
- revenues and margins in 2004 were impacted by production outages in two Australian mills, a six week downtime for an upgrade at CHH's Mount Gambier sawmill and declining prices in Australia;
- the results for 2005 have been impacted by a significant fall in demand in Australia resulting in a sharp fall in prices. Domestic Australian sawmilling capacity has increased and the relatively high value of the Australian dollar has enabled imports from eastern Europe to compete with domestic suppliers. The outlook is for housing starts to begin to recover in 2007 and beyond which should see prices increase. CHH's Australian sawmills, with the exception of Oberon, are relatively small and Myrtleford and Morwell are not cost competitive with large scale mills;
- only 8 months of trading from the Tenon business is included in the 2005 earnings;
- MDF returns from New Zealand and Australian mills suffered due to a high NZ/Australian dollar;
- CHH Wood Products has been successful in reducing operating costs across a number of its businesses. Cost reductions include head count reductions, rationalisation of facilities, TPI improvements, and the effect of mill upgrades at Mt Gambier and Kawerau, which has resulted in these mills being cost competitive. The older sawmills at Myrtleford and Morwell have not been substantially upgraded; and
- Restructuring and non-recurring items in 2005 consisted of:
    - the reversal of a $3.5 million provision set aside for costs associated with the closure of the Nancha branch of PTP;
    - the write off of $46.0 million of goodwill associated with PTP and $95.0 million of assets and goodwill in the MDF business;

[12] Revenue includes inter-divisional sales.

- $10.1 million of redundancy costs and asset write offs at CHH's Australian sawmills;
- $9.5 million of redundancy costs and asset write offs in the CHH Wood products division;
- $5.8 million of reduncancy costs in the CHH Panels division; and
- $2.1 million of redundancy costs resulting from the re-integration of the Woodlogic and Futurebuild businesses.

3.4.4 Summary

A summary profile of CHH Wood Products is set out below:

CHH Wood Products - Overview	
Market	The New Zealand market for wood products has benefited from three strong years of economic growth but is now showing signs of contraction. The Australian market experienced a sharp contraction in 2005 as housing starts slowed, particularly in NSW, and is now well below long run average housing starts.
Operational	CHH is the leading manufacturer and marketer of wood products in Australasia. It operates a number of plants in both countries but recognises a need to consolidate operations into a fewer number of larger plants to ensure cost competitiveness. This will involve significant capital investment.
Inter-relationship	The CHH wood products business in New Zealand secures a portion of its raw material from CHH Forests and also supplies wood chip to CHH Pulp & Paper.
Key drivers	The earnings of CHH's Wood Products division are heavily influenced by housing starts and the additions and alterations market in New Zealand and Australia. It also has a US dollar exposure from its New Zealand and Australian MDF mills (60% of the production of which is exported) and to a lesser extent to exports from LVL operations. Log input costs are the single biggest cost followed by labour and resin.
Risks	Any further decline in MDF exports or strengthening in the Australian dollar or NZ dollar will affect this division. These risks and the number of housing starts in New Zealand and Australia are external factors over which CHH has no influence.
Opportunities	Moving to larger sawmills produces substantially lower operating costs and will ensure CHH retains its number one position in both Australia and New Zealand. Failure to move to cost competitive mills will jeopardise the wood business. CHH is putting significant effort into productivity improvements which will result in a reduction in staff numbers.
Prospects	With the acquisition of Tenon's structural business and planned productivity improvement in the Australian sawmilling and panels businesses CHH is well positioned to capitalise on any recovery of the Australian housing market. A fall in the value of the New Zealand and Australian currencies will positively impact on the earnings of the MDF businesses.

3.4.5 Developments since Rank Group acquired control of CHH

An overview of developments within CHH Wood Products and the markets in which it operates since Rank Group acquired control of CHH (September 2005) is provided below:

CHH Wood Products – Recent Developments	
Market	Housing starts in Australia fell to 150,500 in 2005, down from 165,400 in the previous year. Market commentators are divided in opinion as to whether housing starts will contract further or will show modest improvement. NSW in particular appears difficult to accurately forecast. Housing starts in New Zealand have contracted and are likely to continue to do so. The way these key economic indicators unfold is critical to CHH Wood Products, as the leading manufacturer and marketer of wood products in Australasia.
Operational	The MDF business continues to struggle and is receiving significant attention from Rank Group. There remains compelling logic to rationalise mills that are not cost competitive.
Key drivers	The key drivers of the business have changed largely in accordance with expectation in September 2005.
Rank Group changes	Rank Group has effected significant head count reductions at the Wood Products head office, including a change of senior management.
Valuation Implications	The business is trading at levels consistent with its earlier forecasts. Grant Samuel has not changed its valuation of this division.

3.5 Forestry

3.5.1 Overview of the Forestry Market

The forestry industry is New Zealand's third largest export sector, generating approximately NZ$3.7 billion in export receipts per annum. Globally, New Zealand accounts for approximately 1% - 1.5% of wood supply. Russia and Eastern Europe are some of the world's biggest suppliers along with South America, Oceania, South East Asia and Africa.

The output from a forest comprises logs suitable for a range of end uses including LVL, structural and industrial lumber, panel products and pulp. Logs are sold in domestic and export markets. Generally timber is grown and processed within close proximity to markets in which it is sold. However, New Zealand's log supply dramatically exceeds domestic processing capacity and domestic demand, providing a large volume of logs for export.

3.5.2 CHH Forestry Operations

Forest Estate

CHH Forests is the division responsible for the management, development and harvesting of CHH's substantial forest estate. CHH Forests estate comprises 221,600 net productive hectares, of which the single largest block is in the Central North Island (124,200 (leasehold and freehold) hectares), adjacent to CHH's Kinleith pulp and paper plant. CHH Forests' net stocked area including land awaiting replanting comprises:

CHH Forests	
Area	**Hectares**
Northland	59,900
Bay of Plenty	9,500
Kinleith	124,200
Hawkes Bay	200
Nelson	27,300
Canterbury	500
Total	**221,600**

Included in the net stocked area profiled above are 36,000 hectares of land which is considered to have higher and better use (**HBU**) as either dairy conversions or lifestyle blocks. To date the sale of HBU land has realised on average approximately NZ$7,000 per hectare which is significantly above the book value of the land. It is expected to take up to 10 years for all this land to be released from productive use and sold.

CHH Forests has consistently under-delivered on cost of capital and is expected to continue to do so in the medium term. In 2003 CHH management undertook an in-depth strategic review of the entire CHH business. A key finding of the review was that ownership of all forests from which the processing businesses draw timber was not essential. The strategic review identified good levels of demand for forest estates from foreign tax-exempt investors who typically debt fund a significant proportion of their investments. A number of forest sales in New Zealand have been to US Timberland Investment Management Organisations (**TIMO's**) and Real Estate Investment Trusts (**REIT's**) either solely or in partnership with Australasian investors. Potentially CHH could sell all of its remaining forests, however it may adopt a more conservative approach. Continued ownership of some of CHH's forests may be desirable where there is a high level of integration between the forest and a CHH processing plant. CHH believes that the major risk from a sale of the forests is price risk from externally procured wood. This risk can be mitigated by an appropriate mix of spot, medium and long run supply contracts and options. Forest ownership in CHH's supply basins has fragmented over recent years reducing exposure to any one supplier. Retentions of forests to mitigate supply risks will need to be balanced against the opportunity costs of continued ownership. In 2005 CHH Forests sold 94,600 hectares comprising the following blocks:

CHH Forests – Sales	
Area	**Hectares**
Auckland/Northland	18,400
Coromandel	11,900
Bay of Plenty	13,100
Hawkes Bay	20,400
Canterbury	30,800
Total	**94,600**

Plans to sell a further 11,000 hectares of non-strategic forests with a post-tax book value of over $30 million are currently on hold. The book values of CHH Forest's trees before and after the 2005 sales is shown below:

CHH Forest's Trees Book Value (NZ$ million)	
	As at 31 December 2005
Book value of trees	1,242
Book value of forest land	322
Less deferred taxation	(390)
Net book value of Forests	**1,174**

The realisable value of the remaining estate is difficult to determine. It appears that the valuation parameters used by the TIMOs and REITs acquiring forests both in New Zealand and overseas are different to previously recognised industry parameters. The key differences are taxation and the much greater use of leverage to fund the forests. The forest sales in July 2005 realised a price net of tax and fees higher than book value. The difference was largely attributable to the sale of some of the forests by way of a share sale which meant that the deferred tax liability was not crystallised and was transferred to the purchaser. If the same premium to book value that was achieved in the 2005 forest sale was applied across the remaining forests the valuation for land and trees would be around $1.2 billion. CHH management believe that remaining forests are of a higher quality and are better located than those previously sold.

In the year ending 31 December 2005 CHH Forests harvested approximately 4.5 million m^3, of which 4.3 million m^3 was harvested from CHH estates. Transfers of 1.0 million m^3 were made to the CHH wood products division and 1.4 million m^3 to CHH Pulp & Paper, representing 54% and 35% of the respective requirements of those divisions. The balance of the harvest was sold to other local manufacturers or exported as logs. The annual harvest has declined from 6.5 million m^3 in 2002 in part due to reduced log exports and in part to a need to rebalance the age maturity of the forest estate to ensure an appropriate volume of supply of the right logs in subsequent years. Other forest owners are similarly reducing harvest volumes.

Log Harvests

The following graph shows the sales of harvested and procured logs in m^3 by CHH Forests from 2001 - 2005:



Sales Volume m³
CHH Sale of Havested Logs - 2001 to 2005
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2001
2002
2003
2004
2005
Exports logs
Export Chips
Company mills
Domestic external
Stumpage

Total sales (including stumpage) have declined from 8.3 million m^3 in 2002 to approximately 4.9 million m^3 in 2005 and forecast to decline to 3.6 million m^3 in 2006. The decline is a function of falling export receipts, and a diversion of some export logs by other forest owners into the domestic market. Sales to other divisions of CHH have remained relatively constant and are forecast to continue to do so. Stumpage sales have declined

from 874,000 m^3 in 2002 to 93,000 m^3 in 2005 and are forecast to continue to decline. Harvest volumes after the sale of 94,600 hectares are set out in the following graph:


Harvest Profile and Average Clearfell Age
Excludes Mangakahia Forest Joint Venture
Volume (million m3)
Clearfell Age (yrs)
Year

CHH's current plan is to maintain the average age of trees harvested at a relatively constant 27 years which supports the log quality required by the CHH wood products division for structural lumber, plywood and LVL. As a general rule older trees exhibit higher volume per hectare and produce a better grade mix. Continuing to harvest at the 2002/2003 levels would have resulted in shortages and decreased the age, quality and value of the forests. From 2009 onwards harvest volumes are forecast to increase steadily returning to 2002 levels by 2017, after adjusting for the forests sold in 2005.

The major increase in harvest volume is coming from the Northland forest where high quality logs will become available from 2009 onwards. These logs would form part of the supply to a possible 700,000 tonne sawmill at Marsden point.

Log Exports

Log exports from New Zealand have been adversely impacted by exchange rates, shipping costs and competition for supply:

Exchange rates

The relatively high NZ dollar exchange rate has significantly reduced export receipts for CHH Forests (before the impact of foreign exchange hedges). The long run NZ$/US$ exchange rate has been around 58 cents but since January 2005 has averaged approximately 70 cents. The timing and extent of any such a decline in the value of the NZ dollar is by no means certain, however the positive impact on the earnings of CHH would be material.

Shipping Costs

Shipping costs, which are effectively borne by the exporter, reached record levels in 2004 in the face of rising fuel prices and demand for shipping space due to a significant increase in demand for raw materials from China. In 2000 the cost of shipping a cubic metre of logs to the three major markets of China, Japan and Korea was around US$20 per m^3. During 2004 the rates peaked at approximately US$54 per cubic metre. Since that time prices have declined but still remain high at around US$35 per cubic metre. Of some concern is the supply of "Handy" size vessels, which are the principal ships used for log exports from New Zealand. Orders for new ships of this class are small and the existing fleet of logging ships in the Asia – Pacific region is ageing. Despite this it is expected by most market commentators that freight costs will decline over the next few years due in part to a lower level of steel imports into China, as new domestic capacity comes into production and expansion of ship capacity particularly in the larger vessels thereby freeing up space on smaller ships. It is conceivable that this capacity improvement could be offset by the potential for higher coal exports in the face of continuing high oil prices.

Competition for Supply

The largest exporter of logs in the world is Russia which exports approximately 50 million m^3 per annum. The US is the next largest at approximately 10 million m^3 (but declining) and New Zealand third at approximately 5 million m^3 in the year ending 31 March 2005. From New Zealand this represented an export volume almost 30% less than the previous year. Russia is by far the biggest exporter of softwood logs to New Zealand's major export markets in North Asia. Russia has enormous softwood resources. A lack of capital investment and infrastructure is expected to reduce Russia's competitiveness, potentially assisting New Zealand to increase market share.

The decline in export log prices has meant that harvesting for export is barely economical and a number of forest owners including CHH Forests have chosen to reduce log harvests. With an increasing proportion of forests being owned by large specialised forest funds the improved financial capacity to reduce harvesting during adverse trading conditions has meant that log supply is more in line with demand than may otherwise have been the case.

Log Prices

The market for domestic logs has shown more stability than the export market both in terms of demand and price. In recent months the demand for sawlogs has begun to ease in response to falling house starts in New Zealand and Australia. More expensive pruned log prices have softened further as New Zealand's competitive position in the North American appearances wood market has been eroded by the high value of the New Zealand dollar and the sharp increase in freight rates. Domestic log prices are expected to remain relatively constant going forward unless there is a significant change in export log prices.

Export log prices have been adversely impacted by a strong New Zealand dollar and increases in freight rates. New Zealand cost competitiveness has been eroded and demand for New Zealand logs has reduced, particularly from China. The long term trend for export log prices measured in New Zealand dollars is flat.



Domestic Radiata Pine Log Prices by Grade
(1995 - 2005)
NZ$/tonne AMG ($2005)
300
250
200
150
100
50
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Year ended 30 June
P1
P2
S1
S2
L1&L2
S3&L3
Pulp

Sources: Ministry of Agriculture and Fisheries (MAF); Statistics NZ.
Prices expressed "At Mill Gate" (AMG) in constant dollars (Sept 2005).

The expectation is for some improvement in export log prices from a decline in the value of the NZ dollar and some decrease in freight rates. In addition some increased demand is expected to come from China and South Korea.

3.5.3 Earnings Profile

The summarised earnings profile of CHH Forests is set out below:

CHH Forests - Earnings Profile (NZ$ millions)		
	Year ended 31 December	
	2004	**2005**
Sales revenue[13]	553	375
EBITDA from:		
Operations	30	34
Land Sales	16	39
FX Hedge	38	36
Total EBITDA	**84**	**109**
Depreciation & amortisation	(6)	(4)
EBIT	**78**	**105**
Change in forest fair value	(88)	195
Restructuring and non-recurring items	-	13
EBIT after abnormal items	**(10)**	**313**

The following comments are relevant to an analysis of the table above:

- the operating earnings from CHH Forests is being impacted by a reduced harvest and the NZ$/US$ exchange rate. Land sales and foreign exchange hedging have recently underpinned the earnings of this division; and
- restructuring and non-recurring items during 2005 comprised $14 million from the sale of non strategic forests and $1 million of costs resulting from redundancies.

13 Revenue includes inter-divisional sales.

3.5.4 Summary

CHH Forests - Overview	
Market	Forestry ownership is increasingly becoming internationalised. Forests in many countries are being sold by forest products companies to international forestry fund managers. The export log market in which New Zealand is a major player, is experiencing a period of weak prices.
Operational	CHH Forests owns the single largest forest estate in New Zealand. CHH Forests' revenues have declined as a result of a strategy to reduce harvests and preserve margins in a tight market. Margins continue to be affected by lower export log prices and increasing freight costs.
Inter-relationship	CHH Forests supplies logs to CHH Pulp & Paper and to the CHH wood products business. Sales to other divisions of CHH have remained relatively constant and are forecast to continue to do so.
Key drivers	Operating earnings are a function of harvest levels which are expected to increase steadily from 2007. Sales revenues are affected by aspects of log price volatility (itself a function of exchange rates and freight) and export/domestic sales mix. CHH has reduced unit operating costs over 2004 and 2005. Log exports from New Zealand are affected by supply and demand, but also by exchange rates and shipping costs. Log export prices are usually denominated in US dollars, giving CHH Forests an exposure to the NZ$/US$ exchange rate. Freight rates have had an adverse impact on CHH Forests as a result of the high demand for shipping. The other key drivers are the domestic housing market, the strength of which affects processing demand (through in part, CHH's wood products division).
Risks	CHH Forests' key exposure is to log prices. Many forestry industry observers are predicting continued weak prices for export logs in 2005 and 2006.
Opportunities	The estate offers a number of opportunities for CHH to extract value from parts of that estate that afford opportunities of HBU. The opportunity remains to sell the forest assets at potentially above book value while the TIMO's can acquire the forests with tax benefits and greater use of leverage to fund the forests. CHH's recent sale of 94,600 hectares of forest demonstrated the liquidity in the market for quality forest assets, and that the book value of the forest estate is probably below market value. However there are some complexities in translating this earlier transaction to assess a value for the remaining 221,000 hectare estate.
Prospects	It appears possible that provided appropriate long term supply contracts are put in place with CHH Pulp and Paper and CHH's wood products division, then significant portions of the forest estate could be sold without adversely impacting those operations of the CHH Group. Continued ownership of selected parts of the forest may be desirable where there is a high level of integration between the forest and the processing plants.

3.5.5 Developments since Rank Group acquired control of CHH

An overview of developments within CHH Forestry and the markets in which it operates since Rank Group acquired control of CHH (September 2005) is provided below:

CHH Forestry – Recent Developments	
Market	There have been no significant changes in the market since September. Cut reductions in the industry have occurred largely as envisaged.
Operational	No fundamental changes.
Key drivers	The NZ$ has weakened, shipping rates have stabilised well below their highs and international demand remains variable.
Rank Group changes	Sales of surplus land assets have been put on hold. No other material changes have been made to the CHH Forestry business.
Valuation Implications	The business is trading at levels consistent with its earlier forecasts. Due to some slight firming in log prices, some modifications to the harvest profile and a weaker NZ$, Grant Samuel has reviewed its valuation and has made no changes to the earlier valuation.

3.6 CHH Group

3.6.1 Strategy

Through the operating and geographic diversity of its businesses, CHH is exposed to a range of markets, currencies and supply and demand patterns. In its 2002 Annual Report CHH stated that its strategic plan was to become the Australasian leader in wood fibre focussed businesses. In 2003 CHH undertook a major strategic review which has established a framework for transforming CHH over the ensuing five years. The fundamental principals of the strategic direction are:

- exit or reduce exposure to businesses that cannot or are unlikely to earn cost of capital;
- businesses that have peaked should be sold if a value buyer can be found;
- competitive position and operating capability are more important than attractiveness of sector;
- with the exception of pulp and paper, processing plants should be located in-market;
- reduce dependence on exports other than to Australia; and
- maintain emphasis on TPI initiatives across all business units.

This strategy has resulted in the following key events:

- the divestment of the Tissue business to Svenska Cellulosa Aktiebolaget for $999 million in 2004. The tissue business was viewed as being capable of only limited further growth. It operated in a market where industry consolidation was resulting in only a small number of very large producers. CHH Tissue was earning above cost of capital but the sale proceeds allowed for debt reduction and investment into other areas of the business and a capital repayment to shareholders of $480 million;
- the sale of 94,600 hectares of non-strategic forests in 2005;
- the acquisition of Chinese panels manufacturer PTP for $176 million in 2004. CHH's analysis had shown that in-market MDF plants were likely to show higher returns in China and indeed any market;
- the upgrade of the Whakatane cartonboard mill has created opportunities to sell more of the output to higher value use customers in Australia. The acquisition of Wadepack

provided CHH with a profitable business that will purchase increasing quantities of product from its Whakatane cartonboard mill; and

- the acquisition of the Tenon structural business in 2005 for $173 million.

As a consequence of its group strategy and the key acquisitions and divestments summarised above, CHH has narrowed its business focus to four key business groups, where in each business it is the market leader or has initiatives underway to significantly improve its market share. The process of implementing the strategic plan will continue for a number of years. A number of the plans that are being formulated are commercially sensitive.

3.6.2 Key Business Drivers

Today, CHH has a relatively diverse portfolio of forest product operating assets, and has strong market positions in its key markets of pulp, carton board, corrugated and paper packaging. The overall earnings performance of the group is significantly impacted by:

- currency variations, and in particular the NZ$/US$ exchange rate;
- export pulp and paper prices; and
- the housing markets in New Zealand and Australia.

By and large these are all external factors that CHH cannot control. While the markets in which CHH operates have historically demonstrated a high degree of cyclicality, the combination of these external factors are the ultimate drivers of the earnings and cash flows of CHH. As an example, earnings from CHH's Pulp & Paper operations are currently low, reflecting a combination of historically low pulp and paper prices and a high NZ dollar. The sharply contracting NSW housing market has impacted the earnings of CHH's Wood Products business.

Within this operating environment CHH has worked hard to position its business units to best cope with any adverse impact from these external factors. This has included continual cost reduction programmes, targeted acquisitions (such as Tenon, Wadepack and PTP), and on-going rationalisation of existing operating assets.

CHH has benefited from operating a vertically integrated business model with its forest estate, pulp and paper, packaging and wood products businesses having significant linkages. CHH Forests supplies logs to CHH Wood Products and the pulp log component of these logs is supplied to CHH Pulp & Paper which in turn supplies packaging paper and cartonboard to CHH Packaging. CHH Wood Products supplies Carters with the majority of its structural timber.

The flow of fibre between the CHH Forest, Pulp & Paper and Packaging divisions is illustrated in the table below:



Flow of fibre between the CHH forest, pulp, paper and packaging divisions
Resource
Pulp and Paper Mill
Packaging Division
Recycled paper
CHH Wood Products (supplier of chips)
CHH Forests (supplier of logs)
100%
Penrose
19%
Tasman
100%
22%
58%
Kinleith
15%
Whakatane
33%
67%
Case (NZ & Aus)
98%
Carton (NZ)
58%
Carton (Aus)
40%
Paper Bag
23%
Wadepack

The percentages shown are the proportion of each customer's supply requirements fulfilled. For example, 15% of Whakatane's requirement for pulp logs is supplied by CHH Forests and 23% of Wadepack's requirement for paper products is supplied by the Whakatane mill.

The value chain produces much higher earnings where CHH is able to sell the product to the end-user. Where CHH sells product such as linerboard onto the spot market the price realisation is substantially less than had it been sold at arms-length prices to its New Zealand or Australian corrugated packaging plants.

3.6.3 Summary

Set out below is a summary overview of CHH:

CHH Group - Overview	
Market	As Australasia's largest forest products company, the earnings performance of the company is highly exposed to the underlying economies of New Zealand and Australia. In 2005 the New Zealand housing market has been flat, while the Australian market has contracted markedly. The weakness of the US dollar has also contributed to a difficult export market for Australasian forest products companies.
Operational	CHH is continuing with a strategy of seeking to exit businesses that are unlikely to yield a satisfactory return, reducing dependence on commodity exports, enhancing its competitive position and operating capability, and maintaining TPI initiatives across all business units.
Inter-relationship	The CHH Forestry resource provides the underlying supply for CHH's vertically integrated businesses of wood products, pulp and paper and by consequence, packaging. CHH Forests supplies approximately 30% of the log and wood chip requirements of CHH Pulp and Paper, and approximately 40% of the New Zealand fibre requirements of CHH Wood Products. CHH Pulp & Paper in turn provides 85% of the containerboard and cartonboard used by CHH Packaging. It is possible that significant parts of the forest estate could be sold without adversely affecting other group operations, provided long term supply contacts are put in place.
Key drivers	Through a number of its business operations CHH has a significant exposure to the US dollar exchange rate, the housing market in New Zealand and Australia, and the global commodity prices for logs, pulp and paper. All of these drivers are outside the control of CHH. The Australian and New Zealand housing markets are both expected to be flat to weak making it difficult to improve the performance of those divisions with exposure to those markets (particularly wood products).
Risks	It is difficult for CHH to offset the impact of a rising NZ dollar, which directly affects earnings. With the foreign exchange hedging programme running off, a continued strong NZ dollar can be expected to have a progressively greater adverse impact on group earnings.
Opportunities	Any strengthening of the US dollar relative to the NZ dollar will benefit a number of CHH operations.
Prospects	CHH has adopted a multifaceted strategy to improve performance and insulate the business to the extent possible from the vagaries of commodity prices and changes in currencies. Rank is currently reviewing all business units and it can be expected that new strategies will be developed. CHH will always be exposed to commodity prices and exchange rates. The current plans focus on markets closer to home, developing world scale production units and continuing to place strong emphasis on TPI.

3.6.4 Developments since Rank Group acquired control of CHH

An overview of developments within CHH Group and the markets in which it operates since Rank Group acquired control of CHH (September 2005) is provided below:

CHH Group – Recent Developments	
Market	With the Australian and New Zealand economies flat and in certain geographical areas declining, CHH continues to operate in a difficult environment. While the recent strengthening of the US$ against both currencies is beneficial to CHH, this will in part be offset by higher cost inputs, lower sales levels and adverse competitor actions. In general however, in Grant Samuel's opinion the overall matrix of business drivers for CHH has improved a little from late 2005 for the pulp and paper businesses, stayed flat for the packaging and forests business and declined for the wood products businesses.
Rank Group changes	Rank Group's influence on CHH to date has been limited, other than managing the reduction in head count at head office and at divisional offices, much of which was planned and scheduled before it acquired a majority shareholding in CHH. The Pulp & Paper, Packaging and Forestry Divisions have largely been left alone, with most Rank Group influence occurring at Wood products where the effects of the contraction in Australian housing starts and difficult export markets for MDF have had an adverse impact to earnings.
Value Implications	Grant Samuel has revisited its valuations for all divisions. In the absence of new forecasts, the major influences on any change in the valuations are external factors such as exchange rate and commodity price assumptions. These changes have broadly been consistent with the assumptions adopted in September 2005.

3.7 Financial Performance

CHH - Earnings Profile (NZ$ millions)		
	Year ended 31 December	
	2004	2005
Sales revenue[14]	3,631	3,596
Interdivisional revenue	(333)	(321)
Net revenue	3,298	3,275
EBITDA from:		
Operations	357	253
Land Sales	16	45
FX Hedge	119	112
Total EBITDA	**492**	**410**
Depreciation & amortisation	(197)	(203)
EBIT	**295**	**207**
Change in forest fair value	(88)	195
Restructuring and non-recurring items	(51)	(171)
Associated companies	(1)	(4)
EBIT after abnormal items	**155**	**227**
Net interest expense	(43)	(52)
Profit before tax	112	175
Tax	(29)	(43)
Discontinued operations	462	-
Profit after tax	545	132
Less minority interests	(1)	(2)
Profit attributable to equity holders of CHH	**544**	**130**

The following should be taken into consideration when reviewing the table above:

- the CHH Tissue business that was sold during the 2004 financial year contributed $462 million to 2004 earnings;
- CHH has adopted International Financial Reporting Standards (**IFRS**) effective 1 January 2005. The 2004 result has been restated for comparative purposes;

14 Revenue includes inter-divisional sales.

- the fair value of the forest assets was increased by $195 million in 2005 compared with a decrease of $88 million in the 2004 year end result;
- forest land sales during 2005 contributed 9.5% of EBITDA (3.3% for 2004). Profit on NZ$/US$ foreign exchange hedges contributed 28.4% (24.2%);
- *restructuring and one off costs during 2004 resulted from:*
  - the dissolution of the joint venture between CHH Tasman and Norske Skog in July 2004 at cost of $18.5 million;
  - the sale of Foodpack joint venture in Chile at a loss of $7 million;
  - claims of $3.5 million in connection with the building products businesses CHH sold in 1998, CHH retained product warranty liability for foil insulation sold prior to the sale of the business;
  - the write down of asset book values at the Bell Bay ($5.4 million) and Myrtleford ($2.4 million) facilities; and
  - staff redundancies, asset write-offs incurred as a result of the closure of several saw mills and environmental provisions;
- during 2005 restructuring and one off costs, other than those detailed in the divisional earnings profiles of this report (totalling $163 million), resulted from:
  - a reduction of $4 million in CHH's pension liability as a result of changes to the tax treatment for accounting purposes;
  - a gain of approximately $3 million resulting from the sale of CHH shares (that had reverted from the staff share purchase scheme) into the Original Rank Group Offer;
  - $9 million of miscellaneous asset write offs and increases in provisions; and
  - $6 million of costs associated with redundancies in the corporate centre and Oxygen business.

Operational earnings for CHH have decreased in 2005 compared to 2004. The chart below illustrates the contribution from each division in each year to earnings before interest and tax:



NZ Dollars
Divisional EBIT from Operations 2004 & 2005
100
80
60
40
20
0
-20
-40
2004
2005
Forests
Wood Products
Pulp and Paper
Packaging

The adverse impact on group earnings from CHH Pulp & Paper when there is a combination of declining commodity prices and a high NZ dollar is evident.

3.8 Financial Position

CHH – Financial Position (NZ$ millions)		
As at	31 December	
	2004	2005
Current assets		
Cash and deposits	580	197
Trade and other receivables	440	502
Inventories	483	532
Derivative financial instruments	133	82
Income tax	-	47
Non current assets held for sale	28	17
Total current assets	**1,664**	**1,377**
Current liabilities		
Bank overdraft	-	(2)
Trade and other payables	(467)	(487)
Interest-bearing loans and borrowings	(395)	(15)
Provisions and other	(39)	(39)
Total current liabilities	**(901)**	**(543)**
Non current assets		
Property, plant and equipment	2,086	2,060
Forest assets	1,465	1,242
Goodwill	116	130
Other intangible assets	99	79
Investments in associated companies	45	32
Derivative financial instruments	165	59
Other assets	90	103
Total non current assets	**4,066**	**3,705**
Non current liabilities		
Interest-bearing loans and borrowings	(696)	(478)
Provisions	(27)	(19)
Other non-current liabilities	(21)	(18)
Deferred tax liability	(522)	(413)
Total non current liabilities	**(1,266)**	**(928)**
Net assets	**3,563**	**3,611**
Represented by:		
Share capital	1,773	1,770
Treasury stock	(41)	-
Reserves	32	(15)
Retained earnings	1,779	1,834
Total shareholders' equity	**3,543**	**3,589**
Minority interest	20	22
Total equity	**3,563**	**3,611**

The following points should be noted in relation the above balance sheet:

- CHH has a low level of debt and has significant scope to take on additional debt;
- the deferred tax liability relates to the forests and will to some extent be crystallised and become payable when and if further forest assets are sold; and
- derivative financial instruments are largely foreign exchange hedge contracts.

3.9 Cash Flow

CHH – Statement of Cash Flows (NZ$ million)		
	12 months ended 31 December	
	2004	2005
Receipts from customers	3,657	3,444
Dividends received	4	1
Payments to suppliers and employees	(3,312)	(3,115)
Net interest received (paid)	(53)	(51)
Tax	-	(39)
Net cash flow from operations	**296**	**240**
Sale of property, plant and equipment	42	51
Deposit accounts	-	31
Sale of subsidiaries, associates and businesses	1,001	438
Purchase of property, plant and equipment	(151)	(149)
Purchase of subsidiaries, associates and businesses	(181)	(264)
Deposit accounts	(136)	-
Net cash flow from investing	**575**	**107**
Term borrowings	668	-
Treasury stock	13	54
Settlement of borrowings	(653)	(630)
Capital repayment	(480)	-
Payment of dividends to parent company shareholders	(103)	(125)
Payment of dividends to minority shareholders	(1)	-
Net cash flow from financing	**(556)**	**(701)**
Net change in cash	**315**	**(354)**

- during the 2004 financial year CHH purchased:
  - China's leading speciality MDF panels and flooring business PTP for $176 million;
- during the same period CHH sold:
  - its Tissue business for $999 million, from which $480 million was returned to shareholders;
  - its 50% interest in the Chilean paper cup manufacturing business, International Paper Foodservice S.A., for $1 million; and
  - 5,900 hectares of forest with a value of $38.5 million;
- during the first 6 months of 2005 CHH purchased:
  - the Australian packaging business, Wadepack, for $91 million;
  - the Tenon structural timber business for $173 million; and
- in July 2005 CHH sold 94,600 hectares of forest for net proceeds of $385 million with settlement in October 2005.

3.10 Capital Structure and Ownership

The top 20 ordinary shareholders in CHH as at 10 February 2006 were:

CHH – Top 20 Shareholders as at 10 February 2006		
Shareholder	**Shares (000s)**	**%**
Rank Group Investments	1,121,424	85.70%
ANZ Nominees	19,312	1.48%
National Nominees New Zealand	13,216	1.01%
National Nominees	12,161	0.93%
Accident Compensation Corporation	12,025	0.92%
Westpac Banking Corporation	11,953	0.91%
RBC Dexia Investor Services Australia	10,911	0.83%
J P Morgan Nominees Australia	7,935	0.61%
AMP Life	6,064	0.46%
ANZ Nominees	5,756	0.44%
NZ Superannuation Fund Nominees	4,931	0.38%
Asteron Life	4,661	0.36%
TEA Custodians	4,543	0.35%
ANZ Nominees	4,118	0.31%
Peter Hanbury Masfen & Joanna Alison Masfen	2,950	0.23%
James Stewart Kirkpatrick & Warehouse World	2,000	0.15%
ANZ Nominees	1,842	0.14%
Sandhurst Trustees	1,690	0.13%
NZ Guardian Trust Investment Nominees	1,556	0.12%
Cogent Nominees Pty	1,639	0.13%
Top 20 shareholders	**1,250,687**	**95.57%**
Other shareholders	57,913	4.43%
Total	**1,308,600**	**100.00%**

3.11 Share Price Performance

The share price performance of CHH from 2002 to 16 February 2006 is set out below:


CHH - Share Price Performance
Share Price (cents)
3 January 2002 to 16 February 2006
Volume Traded (000s)
300
250
200
150
100
50
0
250,000
200,000
150,000
100,000
50,000
0
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04
Jan 05
Jul 05
Jan 06


CHH vs NZSX50 Gross Index
Relative Performance Graph - 3 January 2002 to 16 February 2006
Relative Over/Under
Peformance
Base line represents NZSX50
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04
Jan 05
Jul 05
Jan 06

4 Valuation of CHH

4.1 Valuation Methodology

Grant Samuel's valuation of CHH has been undertaken by aggregating the estimated market value of each of CHH's four operating divisions together with the value of non-trading assets and liabilities and adjusting for corporate costs and net borrowings. The value of CHH has been estimated on the basis of fair market value as a going concern, defined as the estimated price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information.

The valuation of CHH is appropriate for the acquisition of the company as a whole and accordingly incorporates a premium for control. The value is in excess of the level at which, under current market conditions, shares in CHH could be expected to trade on the sharemarket. Shares in a listed company normally trade at a discount to the underlying value of the company, but the extent of the discount (if any) depends on the specific circumstances of each company.

The most reliable evidence as to the value of a business is the price at which the business or a comparable business has been bought and sold in an arm's length transaction. In the absence of direct market evidence of value, estimates of value are made using methodologies that infer value from other available evidence. There are four primary valuation methodologies commonly used for valuing businesses:

- discounting projected cash flows (**DCF analysis**);
- capitalisation of earnings or cash flow;
- industry rules of thumb; and
- estimation of the aggregate proceeds from an orderly realisation of assets.

Each of these methodologies has an application in different circumstances. The primary factor in determining which methodology is appropriate is the actual practice adopted by purchasers of the type of business involved.

Capitalisation of Earnings

Capitalisation of earnings or cash flows is the most commonly used method for valuation of industrial businesses. This methodology is most appropriate for industrial businesses with a substantial operating history and a consistent earnings trend that is sufficiently stable to be indicative of ongoing earnings potential. This methodology is not particularly suitable for start-up businesses, businesses with an erratic earnings pattern or businesses that have unusual expenditure requirements. This methodology involves capitalising the earnings or cash flows of a business at a multiple that reflects the risks of the business and the stream of income that it generates. These multiples can be applied to a number of different earnings or cash flow measures including EBITDA, EBITA, EBIT or net profit after tax. These are referred to respectively as EBITDA multiples, EBITA multiples, EBIT multiples and price earnings multiples. Price earnings multiples are commonly used in the context of the sharemarket. EBITDA, EBITA and EBIT multiples are more commonly used in valuing whole businesses for acquisition purposes where gearing is in the control of the acquirer.

Application of this valuation methodology involves:

- estimation of earnings or cash flow levels that a purchaser would utilise for valuation purposes having regard to historical and forecast operating results, non-recurring items of income and expenditure and known factors likely to impact on operating performance; and
- consideration of an appropriate capitalisation multiple having regard to the market rating of comparable businesses, the extent and nature of competition, the time period of earnings used, the quality of earnings, growth prospects and relative business risk.

The choice between EBITDA, EBITA, or EBIT is usually not critical and should give a similar result. All are commonly used in the valuation of industrial businesses. EBITDA can be preferable

if depreciation or non-cash charges distort earnings or make comparisons between companies difficult.

Selection of the appropriate earnings multiple is usually the most judgemental element of a valuation. Definitive or even indicative offers for a particular asset or business can provide the most reliable support for selection of an appropriate earnings multiple. In the absence of meaningful offers, it is necessary to infer the appropriate multiple from other evidence.

The primary approach used by valuers is to determine the multiple that other buyers have been prepared to pay for similar businesses in the recent past. However, each transaction will be the product of a unique combination of factors, including:

- economic factors (e.g. economic growth, inflation and interest rates) affecting the markets in which the company operates;
- strategic attractions of the business – its particular strengths and weaknesses, market position of the business, strength of competition and barriers to entry;
- rationalisation or synergy benefits available to the acquirer;
- the structural and regulatory framework;
- investment and sharemarket conditions at the time; and
- the number of competing buyers for a business.

A pattern may emerge from transactions involving similar businesses with sales typically taking place at prices corresponding to earnings multiples within a particular range. This range will generally reflect the growth prospects and risks of those businesses. Mature, low growth businesses will, in the absence of other factors, attract lower multiples than those businesses with potential for significant growth in earnings.

An alternative approach used by valuers is to review the multiples at which shares in listed companies in the same industry sector trade on the sharemarket. This gives an indication of the price levels at which portfolio investors are prepared to invest in these businesses. Share prices reflect trades in small parcels of shares (portfolio interests) rather than whole companies.

The analysis of comparable transactions and sharemarket prices for comparable companies will not always lead to an obvious conclusion as to which multiple or range of multiples will apply. There will often be a wide spread of multiples and the application of judgement becomes critical. Moreover, it is necessary to consider the particular attributes of the business being valued and decide whether it warrants a higher or lower multiple than the comparable companies. This assessment is essentially a judgement.

Discounted Cash Flows

DCF analysis has a strong theoretical basis. It is the most commonly used method for valuation in a number of industries and for the valuation of start-up projects where earnings during the first few years can be negative. DCF valuations involve calculating the net present value (**NPV**) of projected cash flows. The cash flows are discounted using a discount rate that reflects the risk associated with the cash flow stream. Considerable judgement is required in estimating future cash flows and the valuer generally places great reliance on medium to long term projections prepared by management. In addition, even where cash flow forecasts are available for up to, say, ten years, the terminal or continuing value is usually a high proportion of value. Accordingly, the multiple used in assessing this terminal value becomes the critical determinant in the valuation (i.e. it is a "de facto" cash flow capitalisation valuation). NPV outcomes are typically extremely sensitive to relatively small changes in underlying assumptions, few of which are capable of being predicted with accuracy, particularly beyond the first two or three years. Notwithstanding these limitations, DCF analyses are commonly used in valuing companies and can play a role in providing a check on alternative methodologies, not least because of the explicit and relatively detailed assumptions as to expected future performance that need to be made.

Industry Rules of Thumb

Industry rules of thumb are commonly used in some industries. These are generally used by a valuer as a "cross check" of the result determined by a capitalisation of earnings valuation or by discounting cash flows. While they are only used as a "cross check" in most cases, industry rules of thumb can be the primary basis on which buyers determine prices in some industries. In the pulp and paper sector a commonly used benchmark has been a ratio of value per tonne of production capacity. This ratio, while relatively easily calculated, is often distorted by the inclusion of other assets (e.g. forests) or different mill types. In any event, it must be recognised that rules of thumb are usually relatively crude and prone to misinterpretation.

Realisation of Assets

Valuations based on an estimate of the aggregate proceeds from an orderly realisation of assets are commonly applied to businesses that are not going concerns. They effectively reflect liquidation values and typically attribute no value to any goodwill associated with ongoing trading.

Preferred Approach

Grant Samuel's valuation of CHH represents an overall judgement having considered the value outcomes derived using different valuation methodologies.

The capitalisation of earnings methodology is commonly used by purchasers of wood products, pulp and paper and packaging businesses however careful judgement needs to be exercised given the cyclical nature of earnings.

DCF analysis is commonly used to value forest estates because it allows prices, exchange rates and harvest profiles to be modelled explicitly. It is also appropriate in valuing downstream processing of logs into wood products, pulp and paper and packaging because it enables the valuer to test the sensitivity of earnings to fluctuations in key underlying assumptions, capture the impact of lumpy capital expenditure and to reflect different levels of performance at different stages in an economic cycle. Grant Samuel has used and relied on financial models provided by CHH for the purposes of undertaking discounted cash flow valuations. These financial models contained a summary of detailed financial projections prepared by management of each business for the next four years ending 31 December 2009. Grant Samuel adopted the following principal assumptions in its DCF analysis:

DCF Analysis - Principal Assumptions

Year end 31 December	2006	2007	2008	2009
Average Prices to Asia				
Bleached Kraft Pulp	US$525	US$525	US$525	US$525
Kraft Linerboard	US$436	US$443	US$450	US$456
Exchange rates				
NZD:USD	0.69	0.65	0.60	0.60
NZD:AUD	0.90	0.87	0.85	0.85
Inflation				
Labour costs*	3.5% p.a.	3.5% p.a.	3.5% p.a.	3.5% p.a.
Other costs (excluding energy and fibre)	2.0% p.a.	2.0% p.a.	2.0% p.a.	2.0% p.a.

* *In some instances where specific negotiations are pending different labour cost increases have been assumed.*

4.2 Valuation Summary

Grant Samuel has estimated the equity value of CHH at 31 January 2006 in the range of $3,186 million to $3,781 million or $2.43 to $2.89 per share. The values represent Grant Samuel's assessment of the full underlying value of CHH and include a premium for control. The valuation is summarised below:

CHH – Summary of Value (NZ$ million)			
	Refer	Value Range	
	Section	Low	High
Forests	4.3	1,225	1,365
Wood Products	4.4	925	1,200
Pulp & Paper	4.5	825	900
Packaging	4.6	500	600
Corporate Head Office	4.7	(120)	(140)
Enterprise value		**3,355**	**3,925**
Net debt at 31 January 2006		(264)	(264)
Other assets and liabilities	4.7	95	120
Equity value		**3,186**	**3,781**
Shares on issue (million)		1,309	1,309
Value per share		**$2.43**	**$2.89**

Grant Samuel's valuation of CHH implies the following capitalisation multiples:

CHH – Multiples Implied by Valuation		
	Valuation Multiples	
	Low	High
Year ended 31 December 2005 (Actual):		
EBITDA	8.4	9.8
EBIT	16.8	19.5
Year ended 31 December 2006 (Forecast):		
EBITDA	10.1	11.8
EBIT	24.7	28.7

Grant Samuel believes that these parameters are reasonable having regard to recent market evidence, current equity market and economic conditions and the specific attributes of CHH:

- the earnings performance of CHH Pulp & Paper in particular is sensitive to movements in the NZ$/US$ exchange rate and global pulp and paper prices. The earnings of CHH Pulp & Paper are therefore volatile and can change materially over a short period of time. Grant Samuel's valuation of CHH's Pulp & Paper reflects assumptions of long run average pulp and paper prices. Over a short time frame prices may be higher or lower than the long-run average price. The recent historical pulp and paper prices do not in Grant Samuel's opinion suggest that the long run average price of pulp and paper has changed. Recent trading results for CHH Pulp & Paper identified a greater level of competitive response to product mix initiatives at the Whakatane mill. This led management to adopt a more conservative view on future profitability for the Whakatane mill in October 2005, which remains unchanged;

- the earnings performance of the Wood Products division is affected by building activity, movements in exchange rates, log prices and Australian and New Zealand wood product prices. In valuing CHH Wood Products in September 2005 Grant Samuel formed the view that the outlook in Australia and New Zealand was for a downturn in building activity. Both these markets have contracted over the last six months and the short term outlook is that market conditions will remain weak;

- in Grant Samuel's opinion certain businesses of CHH have identified growth potential and there are a number of strategic initiatives being implemented. As an example CHH Wood Products is currently integrating Tenon's structural businesses, which were acquired in April 2005 and planning several major projects that have the potential to substantially improve profitability through the rationalisation of mills. It will take time and significant investment to effect all of management's strategic initiatives and successful implementation is not assured;

- in valuing CHH Grant Samuel has adopted long term views on the sustainable performance of the businesses. The multiples that can be calculated from the share prices of comparable listed companies have not changed materially since early September; and
- the weighted average cost of capital used for the purposes of discounted cash flows analysis has been increased to reflect the change in long term government bond yields.

The evidence from comparable listed companies and recent comparable acquisitions in the forest products sector and from comparable listed companies is set out in Appendices A and B.

4.3 Forests

4.3.1 Valuation Summary

Grant Samuel has valued the forest estate on the basis of an arms length sale. Under Rank Group ownership, it is uncertain whether CHH will retain its forests or look to realise the entire estate over time. The value of a forest is the value of the trees less any tax payable on realisation plus the value of the land. The value of the trees is determined by estimating the likely harvest volumes based on forecast demand and availability and applying a price series overtime. The future price of logs is difficult to estimate

Based on recent sales of forests it can be assumed that buyers believe there will be log price appreciation. TIMOs and REITs have brought a new method and approach to the funding of forests which enabled Tenon (formerly Fletcher Forests) and more recently CHH to sell assets at above book value which were not delivering earnings close to their cost of capital.

Grant Samuel has valued CHH's forest assets in the range $1,225 million to $1,365 million. The valuation was constructed as the sum of four component parts:

Value of trees

The valuation of the standing trees was undertaken using a discounted cash flow. The key assumptions used were:

- a harvest profile based on CHH's current forecast;
- domestic and export log price forecasts based on assumptions prepared by CHH and supported by reports prepared by an industry experts;
- NZ$/US$ exchange rate declining to 60 cents in 2009; and
- a discount rate of 7.4%.

In common with most DCF valuations the outcome is very sensitive to relatively small changes in the key assumptions.

Value of planted land or land awaiting planting

CHH has divided its freehold forest land into forest land and HBU land. Forest land totals approximately 126,000 hectares. The sale of 94,600 hectares of forests in July 2005 realised approximately $2,500 per hectare of freehold land. This figure has been used to assess a value for the 126,000 hectares of remaining freehold forest land.

Higher and better use and non-strategic forests

CHH has also been selling forest land for other uses, primarily dairy conversions and lifestyle blocks, for a number of years. The range of prices received has varied significantly but in 2005 was averaging around NZ$7,000 per hectare. CHH has estimated that it will take 10 years for all HBU land to become available for sale and be sold. Grant Samuel has assumed the sale of 3,600 hectares of HBU land each year over the 10 years commencing January 2007 to determine a net present value for the HBU land.

Deferred taxation

At 31 December 2005 CHH had a deferred tax liability of $390 million which could be crystallised if the forests were sold directly to a purchaser or over time as the trees are harvested by CHH. A significant proportion of the residual forests are held in subsidiary companies. If the remaining forests were sold CHH believes that approximately 75% could be sold by way of share sales effectively transferring the full amount of the deferred tax liability to the purchasers.

4.4 Wood Products

4.4.1 Valuation Summary

Grant Samuel has ascribed a value of $925 million to $1,200 million to CHH's Wood Products division. The valuation range reflects the near term outlook both in Australia and New Zealand for lower building activity, limited wood supply and potential to improve profitability through rationalisation of sawmill operations. The value range implies the following valuation parameters:

CHH Wood Products - Implied Multiples		
	Value Range	
	Low	High
Year ended 31 December 2005 (Actual):		
EBITDA	7.4	9.6
EBIT	21.5	27.9
Year ended 31 December 2006 (Forecast):		
EBITDA	6.2	8.0
EBIT	14.5	18.8

EBITDA and EBIT exclude FX Hedge income, land sales and are before any allocation of corporate overheads.

The implied multiples are consistent with market evidence having regard to the specific attributes and factors influencing the performance of CHH's wood products businesses:

- the key market influences on the CHH wood products business are housing starts in New Zealand and Australia. Both these markets have contracted over the last six months and the short term outlook is that market conditions will remain weak;
- prices for lumber in the Australian market dropped significantly in the 2005 year in response to a drop in housing starts and increased sawmill production. More recent evidence suggests that prices have stabalised and there is potential for price increases;
- to remain competitive CHH will need to consolidate the number of its sawmills into larger scale mills with significantly lower costs. CHH does have the ability to effect source rationalisation across its portfolio of mills. This process has started in New Zealand with the recent closure of the green mill at Rainbow Mountain; and
- a significant proportion of MDF produced by CHH is exported and earnings are currently being adversely impacted by the relatively high NZ$/US$ exchange rate. Oversupply in domestic markets means CHH is expected to continue to have a significant currency exposure with MDF going forward.

4.4.2 Market Evidence

The following table summarises the market evidence derived from prices at which shares in selected companies are trading, or have been sold for:

Selected Wood Products Companies and Transactions		
	EBITDA Multiple	
	Historical	Forecast
Listed companies		
Range	5.1-8.9	4.9-8.5
Average	6.3	6.2
Transactions		
Range	5.2-9.5	na
Average	6.8	na

The range of multiples implied by the share prices of listed wood products companies and transactions in that sector is wide, reflecting in part the breadth of products manufactured and the consequential differences in company profiles. Wood products includes many products including panelling, wallboard, structural building components, veneers, plywood, flooring and mouldings, of which CHH manufactures only a subset. A number of the transactions in the sector were also strategic consolidation transactions (such as CHH's acquisition of Tenon's structural timber assets) and accordingly may have warranted a higher multiple of earnings.

More detail on the individual companies and transactions incorporated in the above averages is included in appendices A and B.

4.5 Pulp & Paper

4.5.1 Valuation Summary

The valuation attributed to CHH's Pulp & Paper businesses reflects the potential for profitability to improve and a judgement based on management projections, discounted cash flow analysis and values per tonne.

Grant Samuel has ascribed a value of $825 million to $900 million to CHH's Pulp & Paper businesses. In estimating these values, Grant Samuel has considered a variety of data and analysis including:

- the projected earnings profile over the five year period ending 31 December 2009 and implied EBITDA and EBIT multiples;
- the implied value per tonne of production capacity; and
- a discounted cash flow analysis and a number of sensitivities applied to it. This analysis was based on five year projections prepared by CHH and using Grant Samuel assumed pulp and paper prices set out in section 4.1.

The data and analyses were considered in the context of the outlook for the pulp and paper industry and the specific attributes of, and issues facing, CHH Pulp & Paper. The value range implies the following valuation parameters:

CHH Pulp & Paper – Implied Valuation Parameters				
	EBITDA Multiples		US$ per production tonne	
Year end 31 December	Low	High	Low	High
2005A	13.1	14.3	558	609
2006F	24.3	26.5	534	583

EBITDA and EBIT exclude FX Hedge income, land sales and are before any allocation of corporate overheads.

Earnings have historically been volatile for CHH Pulp & Paper due primarily to fluctuations in exchange rates and pulp and paper prices. Low pulp prices in domestic

currencies has lead to an anticipated number of mill closures in North America, which has partly addressed overcapacity in the short term and been a contributing factor behind the recent price increases. Against this, new capacity is expected to come on stream later this year and it is difficult to see an upside in current prices over the long run.

Current earnings and projected EBITDA for the year ending 31 December 2006 are still inadequate reflecting the very low pulp and paper prices when translated into New Zealand dollars. The recent strengthening of the US$ has positively impacted on earnings for this division. A US$0.01 change in exchange rate translates to a NZ$7-8 million change in EBITDA all other factors remaining the same. However, a strengthening of the US$ against the NZ$ over time was expected and broadly consistent with the assumptions adopted by Grant Samuel in September 2005 to value CHH Pulp & Paper.

Earnings in 2006 will also be adversely affected by a planned 35 day shut down at Tasman to upgrade the pulp drier. Successful recommissioning of the plant following the shut down is a key near term risk.

Grant Samuel believes that over time prices and exchange rates are more likely to move in favour of CHH and result in a higher level of earnings over the medium term, although increases in fibre and energy costs are also expected over this period. In addition, growth initiatives at Kinleith and the forecast $37 million of capital expenditure at Tasman are expected to increase capacity and improve operational efficiency over the next two to three years. Beyond 2006 CHH Pulp & Paper is forecast to return to improved profitability as the proportion of domestic sales increases, the positive impact of capital projects is felt, pulp prices recover and the NZ dollar weakens.

Management has a track record of achieving substantial productivity improvements and have identified a number of cost reduction or volume growth initiatives that do not require capital expenditure, which over time will assist in increasing earnings. However, these performance improvements have yet to be achieved.

The pulp and paper industry generally warrants relatively low multiples of earnings. This low rating reflects such issues as:

- the cyclical nature of the industry and vulnerability to overcapacity as new mills come on-stream;
- the historical volatility of prices and exposure to the NZ$/US$ exchange rate;
- the Asian pulp and paper market is heavily influenced by China. Fragmented pulp supply and fluctuations in demand result in high price volatility. At present pulp prices in Asia are at a significant discount to the benchmark Northern Bleached Softwood Kraft pulp (**NBSK**) price in Northern Europe. The size of the discount fluctuates but tends to be around 10-15%; and
- the capital intensity of the industry. Plants require high levels of maintenance capital expenditure and regular upgrades to remain competitive. Accordingly, free cash flows can be significantly less than EBITDA levels and depreciation is typically high.

Nevertheless, CHH's Pulp & Paper businesses as a group have a number of positive features:

- it is a substantial business with revenues of NZ$720 million in 2005 and is the largest pulp producer in New Zealand;
- it is situated in close proximity to low cost fibre, has low cost operations and there remains the opportunity for further cost savings;
- the potential exists to increase margins by diverting some paper sales from Asia to Australia; and

- an increase in volume growth and cost reductions over the next two years is anticipated, driven largely by upgrading and expanding the pulp drier capacity at Tasman.

Grant Samuel has undertaken a discounted cash flow valuation of CHH Pulp & Paper. The values derived from the analysis show that the net present value is very sensitive to relatively small changes in key assumptions:

CHH Pulp & Paper – NPV Outcomes (NZ$ million)		
	Value Range	
	Low	High
Grant Samuel value range	**825**	**900**
Pulp prices:		
US$25 increase	979	1,076
US$25 decrease	745	825
Exchange rates:		
US$0.01 increase	803	887
US$0.01 decrease	923	1,016

4.5.2 Market Evidence

The following table summarises the market evidence derived from prices at which shares in selected companies are trading, or have been sold for:

Selected Pulp and Paper Companies and Transactions		
	EBITDA Multiple	
	Historical	Forecast
Listed companies		
Range	8.9-13.3	6.8-7.6
Average	10.1	7.3
Transactions		
Range	6.5-13.4	6.9-10.0
Average	9.2	8.2
Value per tonne		
Range	US$319-US$1,298	na
Average	US$735	na

There has been a significant level of consolidation in the pulp and paper industry over the past decade. It is evident from the earnings multiples implied by the prices of these transactions and the share prices of international pulp and paper companies that there is an underlying consistency in the value parameters that the market applies to this industry. These parameters appear to survive changes in the industry cycle, indicating that purchasers of pulp and paper assets and investors in companies that own those assets tend to take a long term view. Nevertheless the EBITDA multiples must be considered in the context of the industry cycle at the time and the location and condition of the pulp and paper mills acquired. Higher multiples tend to be paid at lower points in the market price and earnings cycle. It is reasonable to characterise the earnings outlook for CHH in NZ dollars over the near term as being low cycle.

More detail on the individual companies and transactions incorporated in the above averages is included in appendices A and B.

4.6 Packaging

4.6.1 Valuation Summary

Grant Samuel has ascribed a value of $500 million to $600 million to CHH Packaging. The value range reflects growing earnings in Australia and relatively stable earnings in New Zealand. The value range implies the following valuation parameters:

CHH Packaging - Implied Multiples		
	Value Range	
	Low	High
Year ended 31 December 2005(Actual):		
EBITDA	6.9	8.3
EBIT	10.2	12.2
Year ended 31 December 2006(Actual):		
EBITDA	6.9	8.3
EBIT	10.4	12.5

EBITDA and EBIT exclude FX Hedge income, land sales are before any allocation of corporate overheads.

The implied multiples are consistent with market evidence having regard to the specific attributes and factors influencing the performance of CHH's Packaging businesses:

- the New Zealand packaging businesses are relatively stable businesses with reasonably consistent earnings. Price competition in New Zealand has been aggressive, but offseting this CHH has been successful in growing market share and management earnings forecast remains unchanged. Raw material prices will be adversely impacted by a fall in the NZ dollar relative to the US dollar; and
- Australian packaging is forecasting strong revenue growth arising from the acquisition of Wadepack, plant rationalisation and increased market share. Higher earnings in 2006 are expected to be offset in part by increased costs associated with new business development.

4.6.2 Market Evidence

The following table summarises the market evidence derived from prices at which shares in selected companies are trading, or have been sold for:

Selected Packaging Companies and Transactions		
	EBITDA Multiple	
	Historical	Forecast
Listed companies		
Range	6.5-13.1	7.3-9.3
Average	9.5	8.0
Transactions		
Range	7.4-8.3	na
Average	7.8	na

CHH Packaging primarily manufactures corrugated case and cartonboard. The packaging sector internationally incorporates a far wider range of products. Caution must therefore be exercised in comparing the implied multiples from the transactions and the share prices of companies that undertake packaging activities.

More detail on the individual companies and transactions incorporated in the above averages is included in appendices A and B.

4.7 Corporate Head Office and Other Assets and Liabilities

4.7.1 Corporate head office

Grant Samuel has deducted an amount of $120 million to $140 million to reflect the capitalised cost of unallocated corporate overheads. For the purposes of this valuation Grant Samuel has applied a multiple of between six and seven times to adjusted corporate overhead cost of $20 million per annum. The valuation assumes CHH achieves a substantial reduction in its operating cost. A number of initiatives, including a reduction in headcount, have already been put in place.

4.7.2 Other assets and liabilities

CHH has a number of other assets and liabilities that have been valued separately from the core operating businesses, including:

- ***non trade receivables*** – included within accounts receivable at 31 December 2005 is $31 million in relation to deferred settlements on land sales made to date;
- ***forward exchange contracts*** – management have provided Grant Samuel with an estimate of the current mark to market values of CHH's various forward foreign exchange contracts at 31 January 2006. This represents CHH management's best estimate of the realisable value today to CHH of these contracts. The values ascribed to CHH's operating businesses do not take into account the value of forward exchange contracts currently in place;
- ***other investments*** – CHH has a number of other investments including International Paper Pacific Millenium Limited and the IP Food Services joint venture. Grant Samuel has included CHH's other investments in arriving at an aggregate value for other assets and liabilities;
- ***PTP minority interests*** – CHH currently owns 85% of PTP. The value ascribed to CHH's Wood Products division represents an assessment of the value of each of the businesses as a whole. Minority interests in PTP are taken into account in arriving at an aggregate value for other assets and liabilities; and
- ***other contingencies*** – CHH has made provision for a number of commercial issues that could potentially give rise to a cash payment at some point in the future. Grant Samuel has relied upon management's estimates of the potential value of these other contingencies.

5 Evaluation of the Merits of the New Rank Group Offer

5.1 The New Rank Group Offer is Fair

In Grant Samuel's opinion the full underlying value of CHH shares is in the range of $2.43 to $2.89 per share. The value is for 100% of CHH and includes a premium for control. Under a full takeover offer Rank Group should pay a price equivalent to the full underlying value to the minority shareholders despite having previously agreed to acquire a controlling shareholding. The reasons for this opinion are set out in Section 2.4 of this report. As the New Rank Group Offer of $2.75 per share is within Grant Samuel's assessed value range for CHH the New Rank Group Offer is considered fair.

At the New Rank Group Offer price of $2.75 per CHH share, the New Rank Group Offer represents a premium of:

- 7% to the closing price of $2.57 on 2 February 2006, the day before the announcement of the New Rank Group Offer;
- 11.8% to the closing price of $2.46 on 16 August 2005, the day prior to the Original Rank Group Offer; and
- 42.5% to the closing price of $1.93 on 24 June 2005, the day before IP announced it was considering strategic alternatives to its 50.5% stake in CHH.

Grant Samuel's valuation of CHH is discussed in more detail in Section 4 and is based on a sum of the parts recognising the different risk profiles and growth prospects of CHH's business groups.

5.2 Other Merits of the New Rank Group Offer

In assessing the merits of the New Rank Group Offer Grant Samuel considered the following factors:

- Rank Group owns 85.7% of CHH and has control of CHH;
- many takeover offers specify a minimum acceptance condition, which until reached, means the offeror is not obligated to acquire any of the shares that have been accepted into the offer. The New Rank Group Offer has a minimum acceptance level of 90%. If Rank Group is unsuccessful in achieving the 90% threshold, it will not acquire any shares that have been accepted into the Offer;
- if, as a result of the New Rank Group Offer, Rank Group acquires 90% or more of the voting rights in CHH it has the right to, and is likely to, compulsorily acquire the remaining shares. The remaining CHH shareholders also have the right to sell their shares to Rank Group, in which case Rank Group must purchase the shares. If Rank Group receives acceptances in respect of more than half the shares that it does not already own (i.e. it achieves acceptances that increase its shareholding to over approximately 92.8%) then all shares will be compulsorily acquired at $2.75. If Rank Group receives acceptances in respect of less than half the shares that it does not already own (i.e. it achieves acceptances that result in a shareholding between 90% and 92.8%) Rank Group may specify the price at which it will acquire the outstanding shares. An Independent Adviser must certify the price as fair and reasonable. Shareholders holding in total the lesser of 2% of the total shares on issue or 10% or more of the outstanding shares can object (within 14 days of the compulsory acquisition notice) to the price. If an objection is received an expert determines the price. That price can be higher or lower than the price set by Rank Group. The expert's determination of price is binding on all parties.
- the top 20 shareholders excluding Rank Group own approximately 10% of the 14.3% of CHH shares not held by Rank Group. Their support or otherwise of the New Rank Group Offer will therefore be instrumental in determining whether Rank Group achieves the 90% compulsory acquisition threshold;

- Rank Group already controls CHH by virtue of its existing 85.7% shareholding in the company. The success or otherwise of the New Rank Group Offer will not jeopardise Rank Group's control of CHH. If Rank Group achieves acceptances of less than 90% then CHH will remain a listed company controlled by Rank Group. In these circumstances:
  - Rank Group will not acquire any shares from CHH shareholders that have accepted the New Rank Group Offer as the 90% minimum acceptance condition will not have been reached;
  - acquisition of 100% is likely to be Rank Group's preferred outcome. However while it may be desirable there is no evidence that Rank Group must obtain 100% of CHH. Rank Group may be content to leave CHH as a listed company under its control. In any event, even if it did want 100%, Rank Group may be content to "creep" towards the 90% threshold over time by buying a further 5% per annum as permitted by the Takeovers Code, 12 months after the expiry of the New Rank Group Offer or by making partial takeover offers;
  - in the event that a 90% shareholding is reached by a "creeping" mechanism, the compulsory acquisition provisions would apply. This would enable Rank Group to be certain of acquiring 100% but not certain as to the price, shareholders could object to the price being offered and have the acquisition price determined by a third party. The course being followed with the New Rank Group Offer provides Rank Group with greater certainty as to its total cost; and
  - the New Rank Group Offer is essentially a "mop up" bid following the Original Rank Group Offer under which Rank Group secured ownership of 85.7% of the company.
- under the regulations of the Takeovers Code, Rank Group can increase the consideration offered and extend the offer period. No other variation to the New Rank Group Offer is permissible;
- Rank Group may or may not choose to increase its offer. If Rank Group chooses to increase its offer the increased value will be available to all shareholders even if they have already accepted the $2.75 per share offer;
- Rank Group's existing 85.7% shareholding in CHH creates a major impediment to an alternative offer for all of the company. Accordingly, for any alternative offer to be successful it would need to include an agreement with Rank Group to sell into that offer. This is an unlikely prospect;
- in the absence of the New Rank Group Offer CHH shares are likely to trade at prices lower than $2.75 until such time as prices for the commodities that CHH sells or the exchange rates that affect the company's earnings improve materially;
- at this time Rank Group's strategic aspirations for CHH are not known in detail but the following observations can be made:
  - Rank Group does not currently own any other forestry, pulp and paper, packaging or wood products businesses, and accordingly there is little, if any strategic or synergy value that Rank Group can extract from ownership or control of CHH;
  - the governance of CHH has changed to reflect Rank Group's control of the company. Directors associated with IP resigned following the final settlement between IP and Rank Group after the Original Rank Group Offer. These directors were replaced with Rank Group appointed representatives;
  - Rank Group has significantly reduced the numbers of employees in the corporate head office and the head offices of certain operating divisions (in particular Wood Products) since it acquired control of CHH;
  - there has been continued speculation that Rank Group will look to sell assets and repay proceeds to shareholders to reduce its own debt levels. The full nature of Rank Group's funding of the acquisition of CHH is not known. It is likely, based on past experience and comments in the press, that there is a significant debt component supporting both Original and New Rank Group Offers. CHH has $1.7 billion of available subscribed capital enabling it to repay that amount to shareholders tax free. If CHH, under Rank Group's control, realised assets of this amount the proceeds could be repaid to shareholders by way of a capital repayment and shareholders funds would be halved.

Based on the 31 December 2005 balance sheet the debt to equity ratio (assuming the assets disposed of were sold at book value) would still be relatively conservative. CHH has relatively low levels of debt itself which made it attractive to other bidders including private equity funds and in all likelihood Rank Group;

- as an alternative, or possibly a precursor to asset sales, it could be possible for CHH to raise additional debt and pay the proceeds from the debt raising to shareholders as a capital repayment. In this manner Rank Group would be able to transfer some of its acquisition debt to CHH's balance sheet. Remaining minority shareholders will have no say as to the extent or the pricing of the debt raised as Rank Group control the board. The capital repayment would most likely be made by way of a return of capital, which would require approval of 75% of shareholders voting and the unanimous support of all directors of CHH. Rank Group is already assured of passing such a 75% resolution. However, the support of the independent directors will still be required to implement any proposed capital repayment;
- it is conceivable that CHH could pay out surplus cash arising either from asset sales or an increase in debt by way of a dividend without any imputation credits attached. Shareholders receiving such a dividend would need to pay tax on the full amount of the dividend at their marginal tax rate. It is possible that Rank Group, as an investment company which has utilised leverage in the past, may have accumulated tax losses in New Zealand. This would mean that it may not incur any tax liability from receipt of the dividend. In Grant Samuel's opinion this method of transferring surplus funds out of CHH would not be in the best interests of minority shareholders. Rank Group as controlling shareholder and in all likelihood with a majority on the board, could ensure a non-imputed dividend was paid. It is an unlikely option to be pursued; and
- CHH announced on 3rd February 2006 that it would not pay a final dividend for the year ended 31 December 2005. The dividend declared by CHH in respect of the year ended 31 December 2004 totalled 7 cents per share fully imputed. A fully imputed interim dividend of 5 cents per share was paid on 23 August 2005. There is no guarantee that CHH will ever pay a dividend while it is controlled by Rank Group and remains a listed company. The 2004 dividend is equivalent to 10.45 cents per share pre tax dividend or 3.8% of the offer price under the New Rank Group Offer of $2.75. This is a relatively low gross dividend yield. The forecast market average gross dividend yield is approximately 7.8% for 2006.

- on September 12, 2005 CHH issued a profit downgrade for its 2005 financial year, reducing earnings expectations by $25-$30 million. The announcement cited the continuing high exchange rate and poor commodity prices as the key contributing reasons to the forecast earnings reduction. The announcement highlighted CHH's exposure to the business factors that are outside its control, but also the speed within which these factors can make an impact, both positive and negative. Rank Group is aware of these risks, which has increased market expectation that Rank Group may choose to divest the business units over which it will have less influence to materially impact earnings. Shareholders who elect to retain their shares in CHH should recognise that while the business portfolio remains in its current form, the overall earnings of the company will remain exposed to these external factors that cannot be mitigated by Rank Group, or in reality any other majority shareholder. That said, the business cannot easily be broken up and sold as CHH's earnings are in part derived from it being a vertically integrated forests products company. As an example, while it may be possible to sell a portion or a sizeable block of the forest estate, care will be needed to ensure this does not affect supply to the Pulp & Paper or Wood Products divisions. Further, a divestment of key assets in the current phase of the commodity price cycle may not yield full value to shareholders. CHH has been in existence in one form or another for over a century, reflecting the cyclical and in many cases capital intensive nature of these assets and recognising that over time, the performance of the assets should be satisfactory. Current performance is not satisfactory to CHH management, Rank Group and no doubt many other shareholders. Grant Samuel therefore cautions that shareholders looking for a significant uplift in the performance of the company are unlikely to realise this simply as a result of Rank Group controlling of the company. CHH has adopted a strategy to lessen its exposure to changes in the value of currencies and commodities. CHH has completed a substantial proportion of its restructuring initiatives. The business continues to face a number of challenges but is well positioned for earnings growth in the next decade provided that pulp prices increase and the NZ dollar weakens. This is a long term strategy and will take time and capital commitment. Rank Group is recognised as an astute and sensible

investor, and as it has demonstrated with Burns Philp, it is not averse to retaining an investment over a long period. Mr Graeme Hart, the owner of Rank Group, is an experienced and capable businessman, with a track record of successful business transactions;

- retaining an investment in CHH has risks and opportunities:
  - CHH has a range of large business operations in a number of forest product sectors including pulp and paper mills, packaging manufacturing, forestry and selected wood products. There are likely to be a number of buyers willing to acquire all or some of the CHH businesses. Control of CHH provides Rank Group with an opportunity to break the company up and sell selected businesses, although it must be noted that Rank Group has not indicated whether this is a strategy it will pursue;
  - CHH holds strong market positions in a number of the markets in which it operates. CHH is the largest producer of pulp in Australasia, it is the largest single forest owner in New Zealand and has either number one or number two positions in its lumber, corrugated packaging and carton board packaging businesses;
  - over the past few years CHH has acquired the Tasman pulp mill from Norske Skog for $285 million, sold CHH Tissue for $999 million, acquired Wadepack Packaging for $91 million and acquired Tenon structural timber assets for $173 million and commenced the sell down of its forests. The primary objectives of the strategic direction were to focus on businesses that can over the longer term yield earnings above the cost of capital. It is not yet known whether Rank Group will continue to pursue this strategy;
  - capital expenditure across all four divisions prior to Rank Group taking control was planned to be nearly $1 billion over the next four years;
  - CHH has historically been listed on the NZSX and ASX and was widely followed by analysts and the investment community in both countries. On 24 January 2006 CHH announced that it was seeking to have the company delisted from the ASX. Given the contracting liquidity of CHH it is likely that analyst and investor interest in CHH will contract. A similar scenario has occurred with TranzRail (now Toll NZ Limited, which is owned 84% by Toll Holdings). The action taken by Rank Group with respect to its majority shareholding in CHH will be transparent to the market and could potentially, over time, result in a re-rating of CHH shares.

There are limited alternatives available for investors wishing to have exposure to the forest products sector in New Zealand. Fletcher Building is an integrated building products manufacturer, Tenon is a manufacturer supplier of appearance grade timber, particularly to the US market and Rubicon is an investment company with its primary investment being a majority shareholding in Tenon. However none of these companies are integrated forest products companies with the size and diversity of CHH.

5.3 Acceptance or Rejection of the New Rank Group Offer

Acceptance or rejection of the New Rank Group Offer is a matter for individual shareholders based on their own views as to value and future market conditions, risk profile, liquidity preference, portfolio strategy, tax position and other factors. In particular, taxation consequences will vary widely across shareholders. Shareholders will need to consider these consequences and, if appropriate, consult their own professional adviser.

6 Qualifications, Declarations and Consents

6.1 Qualifications

The Grant Samuel group of companies provides corporate advisory services (in relation to mergers and acquisitions, capital raisings, corporate restructuring and financial matters generally), property advisory services and manages property development funds. One of the primary activities of Grant Samuel is the preparation of corporate and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since its inception in 1988, Grant Samuel and its related companies have prepared more than 345 public expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Michael Lorimer, BCA, CA, Peter Jackson, BCom, CA and Simon Cotter, BCom, MAppFin, F Fin. Each has a significant number of years experience in relevant corporate advisory matters.

6.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion as to the merits and fairness of the New Rank Group Offer. Grant Samuel expressly disclaims any liability to any CHH shareholder that relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Target Company Statement issued by CHH and has not verified or approved any of the contents of the Target Company Statement. Grant Samuel does not accept any responsibility for the contents of the Target Company Statement (except for this report).

6.3 Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with CHH or Rank Group that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the New Rank Group Offer. Grant Samuel had no part in the formulation of the New Rank Group Offer. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee for the preparation of this report. This fee is not contingent on the outcome of the New Rank Group Offer. Grant Samuel will receive no other benefit for the preparation of this report. Grant Samuel considers itself to be independent for the purposes of the Takeovers Code.

6.4 Information

Grant Samuel has obtained all information, which it believes is desirable for the purposes of preparing this report, including all relevant information which is or should have been known to any director of CHH and made available to the directors. Grant Samuel confirms that in its opinion the information to be provided by CHH and contained within this report is sufficient to enable CHH shareholders to understand all relevant factors and make an informed decision in respect of the New Rank Group Offer.

6.5 Declarations

CHH has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of this report. This indemnity will not apply in respect of the proportion of any liability found by a Court to be primarily caused by any conduct involving gross negligence or wilful misconduct by Grant Samuel. CHH has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Where Grant Samuel or its employees and officers are found to have been grossly negligent or engaged in wilful misconduct Grant Samuel shall bear the proportion of such costs caused by its action. Any claims by CHH are limited to an amount equal to the fees paid to Grant Samuel.

Advance drafts of this report were provided to the independent directors and executive management of CHH. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

6.6 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Target Company Statement to be sent to CHH shareholders. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

GRANT SAMUEL & ASSOCIATES LIMITED
17 February 2006

Grant Samuel + Associates

Appendix A

Comparable Listed Companies

An analysis of the sharemarket ratings and multiples for selected companies with operations similar to those of CHH is set out below. The multiples shown below are based on sharemarket prices as at 13 February 2006 and do not reflect a premium for control.

In considering this data it should be noted that:

- the share prices, and therefore the multiples do not include a premium for control. Shares in a company normally trade at a discount to the underlying value of the company as a whole;
- the comparable companies presented below have been grouped into the categories of Wood Products, Pulp & Paper, and Packaging companies on the basis of their predominant business activity. However many companies within these categories have substantial other assets or business interests in related areas e.g. forest ownership and/or management, the manufacture of lumber, sawn timber, wood products, pulp, paper and packaging materials. Comparison of companies within these categories and with CHH should be made with reference to the operational activities of each company, as set out in the company descriptions accompanying these tables;
- forest products companies with highly integrated activities, and which are therefore not suitable for categorisation by any single business activity, have been included in a separate table – Integrated Forest Products Companies; and
- CHH's financial year ends on 31 December. The majority of comparable companies chosen have financial years that end on or near 31 December.

Wood Products Companies

Sharemarket Ratings of Selected Wood Products Companies			
	Market	EBITDA Multiple	
Company	Cap (m)	Historical	Forecast
Tenon	NZ$224	5.2	6.5
Louisiana Pacific	US$2,967	nm	4.9
West Fraser	CAD1,548	5.1	5.3
Canfor	CAD1,891	nm	6.3
Gunns	A$1,133	8.9	8.5
Fletcher Building	NZ$3,582	5.9	5.5
Range		***5.1 –8.9***	***4.9 – 8.5***
Average		***6.3***	***6.2***

nm = not meaningful

Tenon

Following the sale of its forest estate in the 2004 financial year, the principal business of Tenon Limited (**Tenon**) is the processing, marketing and distribution of structural and appearance grade wood products. Tenon's main products, in order of volumes processed, are lumber & roundwood, laminated & finger-jointed product, and solid lineal mouldings. The majority (90%) of Tenon's sales are to the US through relationships with several wood product distribution business in which Tenon has part or majority shareholdings and which have supply relationships with the major US home improvement chains. In April 2005 Tenon sold its structural wood products business, Structural Consumer Solutions, to CHH for NZ$173 million and in November 2005 Tenon announced the acquisition of a 51% interest in a Dallas based wood moulding and millwork distributor for US$16 million. Tenon's sales revenue in the year to 30 June 2005 was NZ$397 million.

Louisiana Pacific

Louisiana-Pacific Corporation Inc (**Louisiana Pacific**) is engaged in the manufacture and distribution of building products, with operations based in the US, Canada and Chile. It operates three business divisions: Oriented Strand Board (**OSB**), Siding, and Engineered Wood Products (**EWP**). Louisiana Pacific's largest division manufactures and distributes OSB structural panel products. The company also makes OSB, hardboard and vinyl siding products and accessories and LVL, I-joists, plywood, and other related products. Louisanna Pacific has in recent years sold all of its timberlands and moved out of plywood and lumber businesses. The company sources approximately 70% of its wood fibre requirements from the open market and 30% through harvest contracts.

West Fraser

West Fraser Timber Company Limited (**West Fraser**) is an integrated forest products company based in Canada, producing timber, wood chips, LVL, MDF, plywood, pulp, linerboard, kraft paper and newsprint. It is the third largest lumber producer in North America, Canada's largest producer of plywood and a significant manufacturer of pulp. The company holds harvesting rights for its Canadian operations representing an allowable cut of 12 million cubic metres annually which, together with supply agreements for its US operations, allows the company to supply 100% of the wood fibre requirements for its pulp & paper and MDF operations. Annual manufacturing capacities are: 4,350 million board feet of timber, 3,000 million cubic feet of LVL, 770 million square feet of plywood; 290 million square feet of MDF, 450,000 tonnes of linerboard and kraft paper, 550,000 tonnes of thermo-mechanical and bleached chemical thermo-mechanical pulp, 585,000 tonnes of kraft pulp and 135,000 tonnes of newsprint. Revenue in the year to 31 December 2004 was CAD2.4 billion, comprising timber (62%), pulp & paper (27%) and panels (12%).

Canfor

Based in Vancouver, British Columbia, Canfor Corporation Limited (**Canfor**) is the largest producer of softwood timber and one of the largest producers of softwood kraft pulp in Canada. Canfor also produces kraft paper, plywood, remanufactured timber products, OSB, hardboard panelling and a range of specialised wood products. Canfor has an annual production capacity of approximately 5.2 billion board feet of timber, 950 million square feet of plywood and OSB, 1.2 million tonnes of pulp and 142,000 tonnes of kraft paper. Additionally, Canfor has approximately 14 million cubic metres of allowable annual cut under its forest tenures. Revenue in the year to 31 December 2004 was CAD4.3 billion, representing revenue from timber products (60%), pulp & paper (31%) and wood panels and OSB (9%). A number of Canfor's high cost sawmills were closed in 2005. On 1 April 2004 Canfor completed the acquisition of Slocan Forest Products and on 18 January 2006 announced the acquisition of New South Companies Inc, a US wood products business, for US$205 million.

Gunns

Gunns Limited (**Gunns**) is Australia's largest hardwood producer. The company operates through three business segments: Forest Products, Managed Investment Schemes, and Other. The Forest Products division owns 175,000 hectares of freehold land and manages 90,000 hectares of plantations. The division produces seasoned framing timbers, rough sawn kiln dried hardwood and value-added hardwood products such as laminated beams, tongue and groove flooring, mosaic and block parquetry, mouldings and furniture components. The Managed Investment Schemes division establishes and finances managed woodlots and vinelots. The Other segment includes the operation of a building product/hardware chain, construction services, vineyard management and wine production. The company employs approximately 1,200 people and in the year to 30 June 2005 had sales revenue of A$674 million, 81% of which was from Forest Products.

Fletcher Building

A former member of the Fletcher Challenge empire, Fletcher Building Limited (**Fletcher Building**) was established as a stand-alone company in March 2002 and is involved in the production and sale of building materials and construction activities. The company's main activities are in concrete, steel, building products (plasterboard, aluminium and wood products), construction, housing and distribution. In the last three years Fletcher Building has sold its Australian construction business and its Bolivian subsidiary and has purchased The Laminex Group, an Australian decorative surfaces and building products company, Tasman Building Products Pty Ltd and more recently Australian building products group Amatek. Revenue in the year to 30 June 2005 was NZ$4.7 billion.

Pulp & Paper Companies

Sharemarket Ratings of Selected Pulp & Paper Companies			
	Market	EBITDA Multiple	
Company	Cap (m)	Historical	Forecast
MeadWestvaco	US$4,752	nm	7.6
Bowater	US$1,490	8.9	7.1
Tembec	CAD176	13.3	7.5
Stora Enso	€9,231	9.2	6.8
Norske Skog	NOK19,232	9.1	7.5
Range		*8.9 – 13.3*	*6.8 – 7.6*
Average		*10.1*	*7.3*

nm = not meaningful

MeadWestvaco

MeadWestvaco Corporation Inc (**MeadWestvaco**) is a US-based paper and packaging company producing paperboards, linerboard, corrugated medium, packaging, coated printing and specialty papers, office products and specialty chemicals. Revenue in the year to 31 December 2004 was US$8.2 billion, over 80% of which was derived from paper and packaging operations. Wood fibre is bought on the open market and sourced from approximately 900,000 hectares of forests located primarily in the US. In January 2005, MeadWestvaco announced an agreement to sell its printing and writing paper business for US$2.2 billion in cash. The transaction was completed in the second quarter of 2005. Trading multiples for this business based on historical results are not considered meaningful.

Bowater

Bowater Inc (**Bowater**) manufactures, sells and distributes groundwood based printing papers – newsprint, coated groundwood and groundwood specialty papers. It is the largest producer of newsprint in the US, with an annual production capacity of 2.6 million tonnes, the third largest producer of market pulp in North America, and a major producer of coated mechanical paper. In the last financial year, pulp and paper production was approximately 4 million tonnes, from which 1.1 million tonnes of excess pulp was sold to third parties. Bowater produces its pulp and paper from 12 mills in the US, Canada and Korea and operates 12 sawmills in the US producing over one billion board feet of lumber annually. The company purchases around 70% of its wood fibre needs from the market with the remainder sourced from 485,000 hectares of company-owned forests and cutting rights over 12 million hectares of Canadian forests. Revenue in the year ended 31 December 2005 was US$3.5 billion, over 85% of which was from sales of pulp and paper. Net earnings in the year were impacted by asset impairments of US$82.6 million relating to pulp mill closures and high energy and wood fibre costs.

Tembec

Tembec Inc (**Tembec**) is an integrated forest products company based in Canada. Its core business is the production of wood products, pulp and paper. Wood products are primarily timber, OSB and engineered wood products. In the year to 24 September 2005, Tembec produced 1.5 billion board feet of timber, 1.5 billion square feet of OSB, 2.1 million tonnes of market pulp and 1.0 million tonnes of newsprint and groundwood papers. Sales of pulp and paper in the last financial year represented approximately 60% of the company's CAD3.6 billion of revenue. As a primarily commodity export producer, Tembec has a relatively high exposure to pulp and paper commodity and foreign exchange markets. Results in the last financial year were heavily impacted by market pulp prices, the appreciation of the Canadian dollar against the US dollar (in which the majority of its sales are denominated), sawmill restructurings and closures (CAD156 million) and pulp and paper mill restructurings and closures (CAD97 million). The historical EBITDA multiple is high due to recent underperformance however the forecast multiple is in line with industry peers due to stronger financial performance forecast for FY06.

Stora Enso

Stora Enso Oyj (**Stora Enso**) is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products. The company's production facilities have a combined annual capacity of 16.4 million tonnes of paper and packaging board and 7.7 million cubic metres of sawn and value-added wood products. Production in the year to 31 December 2005 totalled 14.3 million tonnes of paper and packaging and 6.7 million cubic metres of wood products. The company is traded on the Helsinki, Stockholm and New York stock exchanges and employs 45,000 people in over 40 countries. Revenue in the year to 31 December 2005 was EUR13.2 billion. Approximately 85% of revenue and over 95% of operating profit is earned by the company's paper and packaging board operations.

Norske Skog

Headquartered in Norway, Norske Skogindustrier (**Norske Skog**) is the world's second largest producer of publication paper, with 24 wholly and partly-owned mills in 15 countries. Norske Skog is estimated to have a 13% share of the global newsprint market and an 8% share in magazine paper. Revenue in the year to 31 December 2005 was 25.7 billion Norwegian Krone (US$3.8 billion). In January 2006 it sold is 29.4% holding in Catalyst Paper for 1.08 billion Norwegian Krone (US$160 million).

Packaging Companies

Sharemarket Ratings of Selected Packaging Companies			
	Market	EBITDA Multiple	
Company	Cap (m)	Historical	Forecast
Smurfit-Stone	US$3,404	13.1	9.3
Packaging Corp	US$2,585	11.3	8.0
Amcor	A$6,887	7.3	7.3
DS Smith	£712	6.5	7.4
Range		*6.5 – 13.1*	*7.3 – 9.3*
Average		*9.5*	*8.0*

Smurfit-Stone

Smurfit-Stone Container Corporation (**Smurfit-Stone**) is an integrated manufacturer of paperboard and paper-based packaging operating 240 plants and facilities in the US, Canada ad Mexico. Operating activities are divided into two segments. The Containerboard & Corrugated Container segment produces containerboard, corrugated containers, kraft paper, market pulp and solid bleached sulfate. The division also owns approximately 400,000 hectares of forests in Canada. The Consumer Packaging segment produces folding cartons, recycled boxboard, multi-wall containers, flexible packaging and labels. The company is the world's largest paper recycler, annually processing more than 6.5 million tons of recycled paper, some 3 million tonnes of which is purchased by the company itself, satisfying approximately 45% of the company's fibre needs. Revenue in the year to 31 December 2005 was US$8.4 billion.

Packaging Corp

With annual containerboard production of 2.3 million tonnes, Packaging Corporation of America Inc (**Packaging Corp**) is the sixth largest producer of containerboard and corrugated products in the US. Of the 2.3 million tonnes of containerboard produced in the year to 31 December 2005, 80% was consumed in the company's own corrugated products manufacturing plants, with the remainder sold to domestic customers and the export market. The company has a production capacity of 2.4 million tonnes of containerboard and corrugated medium through its 4 US located mills. The company operates 68 corrugated product manufacturing plants throughout the US, which together produced approximately 30 billion square feet of corrugated products in 2005. The company has ownership, cutting rights or wood purchasing rights over approximately 400,000 hectares of forests located near to its mills. Revenue in the year to 31 December 2005 was US$2.0 billion.

Amcor

Amcor Limited (**Amcor**) is a diversified, global manufacturing company and is ranked as one of the three largest packaging companies in the world. Amcor has manufacturing sites in 39 countries, producing corrugated packaging, cartons, aluminium and steel cans, flexible plastic packaging, PET plastic bottles and jars, closures and multi-wall sacks. The company has operations in five geographic areas - Australasia, North America, Latin America, Europe and Asia. In July 2002 Amcor acquired the PET and Closures businesses of Schmalbach-Lubeca for approximately A$2,875 million, making Amcor the largest manufacturer of PET plastic bottles globally. Amcor employs approximately 27,000 people and has annual revenue of A$11.0 billion.

DS Smith

DS Smith Plc is the leading UK producer of corrugated packaging and has major positions in the European marketplace for this sector. It is the leading UK producer of recycled corrugated case material paper and the leading UK collector and merchant of recovered paper. It is also a leading global supplier of plastic packaging for liquids and dispensing. In the office products sector, its subsidiary Spicers is the leading European wholesaler of office supplies. Annual turnover is approximately £1,625 million and the company employs 11,900 people in 16 countries. Paper and corrugated packaging accounts for 55% of group revenue and 62% of

operating profit. The 2004/05 result was adversely affected by a 30% year-on-year increase in gas prices in the UK affecting all manufacturing and a significant increase in polymer raw material prices for its plastics division.

Integrated Forest Products Companies

Sharemarket Ratings of Selected Integrated Forest Products Companies			
	Market	EBITDA Multiple	
Company	Cap (m)	Historical	Forecast
Weyerhaeuser	US$17,902	7.4	7.2
Pope & Talbot	US$122	5.6	nm
Abitibi-Consolidated	CAD1,717	10.2	5.8
Range		***5.5 – 10.2***	***5.8 – 7.1***
Average		***7.8***	***6.5***

Weyerhaeuser

Weyerhaeuser Company Inc (**Weyhaeuser**) is an integrated wood products company engaged in the growing and harvesting of timber, the manufacture, distribution and sale of wood products, pulp and paper, and real estate development and construction. The company operates five core segments: Timberlands, Wood Products, Pulp & Paper, Packaging and Real Estate. The Timberlands business manages 2.9 million hectares of company-owned and leased forests and holds long-term licenses over 12.3 million hectares of forests in Canada. Standing lumber in these lands is estimated to be 1.5 billion tonnes. The Wood Products business produces softwood lumber, plywood, veneer, panels, OSB, hardwood timber and engineered wood products. The Pulp & Paper division manufactures a range of industrial pulps and papers. The Packaging division manufactures containerboard, corrugated medium, industrial & agricultural packaging and specialty packaging products, and operates a recycling business. The Real Estate division is involved in residential housing development. Revenue in the year to 25 December 2005 was US$22.6 billion.

Pope & Talbot

Pope & Talbot Inc (**Pope & Talbot**) is a US incorporated pulp and wood products company whose operations are based primarily in South Dakota and British Columbia, Canada. The company classifies its operations into two operating segments: Pulp and Wood Products. Pulp manufactures a range of pulp primarily for sale to end users in the US, Europe and Asia. Wood Products manufactures standardised and specialty timber and also sells residual wood chips and other by-products of timber production. The company has annual production capacities of 807,000 tons of pulp and 742 million board feet of wood products. The majority of wood fibre needs are sourced from long-term cutting rights over 1.9 million hectares of forests. Revenue in the year to 31 December 2004 was US$763 million, 57% of which was from pulp sales. Forecast trading multiples are high due to a poor result forecast for the 2005 financial year. A significant recovery in earnings is forecast for the year to 31 December 2006, resulting in a two year forecast EBITDA multiple of 7.7.

Abitibi-Consolidated

Headquartered in Quebec, Canada, Abitibi-Consolidated Inc (**Abitibi-Consolidated**) is a major producer of newsprint and uncoated groundwood papers in North America as well as a significant producer of wood products. The company sources wood fibre for its business operations from approximately 16 million hectares of timberland managed by the company, and from sizeable metropolitan paper recycling operations. The company operates three core divisions. The Wood Products division is involved in the production and processing of wood and wood products. The company produces newsprint and value-added groundwood papers under the Newsprint and Groundwood Papers divisions respectively. Operations are based primarily in Canada, US, UK, South Korea, China and Thailand and include 26 paper mills, 22 sawmills, 5 remanufacturing facilities and an engineered wood facility. Revenue in the year to 31 December 2005 was CAD5.3 billion, comprised of Newsprint revenue (54%), Groundwood Papers (29%) and Wood Products (17%).

Appendix B

Recent Transaction Evidence

The following table summarises the multiples derived from transactions involving assets that are comparable to those of CHH:

Forest Transactions

Selected Forest Estate Transactions				
Date	**Target**	**Transaction**	**Transaction Value (millions)**	***(US$ per hectare)***
3Q-05	Evergreen	Sale of forests	US$79	4,057
3Q-05	CHH forests	Sale of forests to Rayonier/RREEF JV	US$296	3,139
3Q-05	Rayonier forests	Sale of NZ forests to Rayonier/RREEF JV	US$184	3,850
3Q-04	Weyerhaeuser	Sale of forests to Hancock	US$211	4,534
1Q-04	Fletcher Forests	Acquisition by Kiwi Forests Group	NZ$560	4,204
1Q-04	Fletcher Forests (Tarawera)	Acquisition by Kiwi/Hancock	NZ$200	6,184
4Q-03	CNIFP	Sale of forests to Harvard fund	US$650	4,012
				Average 4,283

Background on these transactions is set out below:

- on 26 September 2005 the shareholders of Evergreen Forests Limited (**Evergreen**) approved the sale of substantially all of its forest and land assets to James Fielding Funds Management Ltd for NZ$115 million. The forest assets sold totalled 19,460 hectares;
- on 18 July 2005, CHH announced the sale of non-strategic New Zealand forests. Approximately 94,300 hectares was sold to a newly created joint-venture entity owned by Rayonier and RREEF Infrastructure for NZ$435 million (US$296 million). RREEF Infrastructure is the global infrastructure investing entity of Deutsche Asset Management;
- on 15 July 2005, Rayonier entered into an agreement to sell its New Zealand forests, comprising 47,750 hectares, to the Rayonier/RREEF joint-venture company for US$184 million;
- in October 2004, Weyerhaeuser sold approximately 46,500 hectares of forests in the State of Washington to the Hancock Timber Resource Group for approximately US$211 million;
- on 19 December 2003 Fletcher Challenge Forests announced that an agreement had been signed to sell all of its forests and related assets to the Kiwi Forests Group Consortium for NZ$725 million (approximately US$470 million). The forests consisted of approximately 106,750 net stocked hectares of predominantly pinus radiata almost exclusively located in the central North Island of New Zealand. Of this, 71,200 hectares were freehold and 35,530 were leasehold. Included in the leasehold forest estates was Fletcher Forests' 82.5% owned 20,700 hectare Tarawera estate, a high quality, mature forest. The eventual deal involved separate transactions for the Tarawera estate and the remaining 86,050 hectare estate, which are disclosed separately in the table above; and
- on 24 October 2003, the receivers of the Central North Island Forestry Partnership (**CNIFP**) announced an agreement to sell the 162,000 hectare CNIFP forest estate to Harvard Management Company, an investment fund of Harvard University. The acquisition price is understood to have been NZ$1,081 million, equivalent to US$650 million at the time of the announcement.

Wood Products Transactions

Selected Wood Products Transactions				
Date	Target	Transaction	Transaction Value (millions)	EBITDA Multiple Historical
1Q-06	New South Companies	Acquisition by Canfor	US$238	6.8
3Q-05	Empire Company	Acquisition by Tenon	US$30	9.5
2Q-05	Tenon Structural Timber	Acquisition by CHH	NZ$173	8.2
1Q-05	Amatek	Acquisition by Fletcher Building	A$530	5.2
2Q-04	Weldwood	Acquisition by West Fraser Timber	US$829	nm
2Q-04	Georgia-Pacific	MBO of building products distribution business	US$810	6.6
3Q-03	Tasman Building Supplies	Acquisition By Fletcher Building	NZ$272	5.8
2Q-03	Pinault Bois & Materiaux	Acquisition by Wolseley	EUR565	6.5
3Q-02	Laminex	Acquisition by Fletcher Building	A$645	7.3
1Q-01	WESFI	Merger with Amatek	A$141	5.8
1Q-00	CSR Timber Products	Acquisition by Carter Holt Harvey	A$330	6.9*
1Q-00	TJ International	Acquisition by Weyerhaeuser	US$681	6.4
Range				*5.2-9.5*
Average				*6.8*

nm – not meaningful
* multiple of forecast EBITDA

Background on these transactions is set out below:

- on 18 January 2006 Canfor announced the acquisition of all of the outstanding shares of New South Companies Inc (**New South**) for US$205 million. The transaction included the assumption of US$33 million of debt. Headquartered in South Carolina, US, New South operates three sawmills, two treating plants, a finger joint plant and a European lumber import business. Its plants have an annual production capacity of 425 million board feet. Revenue in FY05 was approximately US$500 million.
- on 1 September 2005 Tenon announced the acquisition of the remaining 33% of The Empire Company Inc (**Empire**) that it did not already own for US$30 million. Empire is a US distributor and marketer of wood mouldings to the US home improvement market;
- on 29 April 2005 CHH announced that it had completed the acquisition of Tenon's structural timber business for NZ$173 million. The purchase included the Kawerau and Rainbow Mountain sawmills and a plywood mill at Mount Maunganui;
- Fletcher Building acquired the Australian building products producer Amatek in March 2005 for A$530 million. Amatek's four businesses comprised concrete pipes and precast panels, steel roofing and purlins, glass wool insulation and sand quarries;
- on 21 July 2004 IP announced it had reached a definitive agreement with Canadian forest products company West Fraser for the sale of its Canadian subsidiary, Weldwood of Canada, for CAD1.26 billion (US$950 million). The transaction was completed on 31 December 2004 at a final purchase price, after working capital adjustments and cash acquired, of CAD1.1 billion. Weldwood manufactures lumber, plywood, LVL, treated timber and kraft pulp. It operates seven lumber mills, two plywood mills, one LVL mill and two pulp mills. IP reported the sale price as representing a multiple of greater than 7 times trendline EBITDA;
- on 12 March 2004 Georgia-Pacific announced a definitive agreement to sell its building products distribution business to BlueLinx Holdings, a new company owned by Cerberus Capital Management L.P., a New York-based investment firm, and members of the distribution business' management team, for US$810 million. The principal activity of the distribution business is the sale and distribution of building products including structural panels, hardwood plywood, roofing, insulation, metal products, lumber, panelling, vinyl siding and particleboard, a significant portion of which is manufactured by Georgia-Pacific. Revenue in the prior financial year was US$4.3 billion;

- in August 2003 Fletcher Building acquired Tasman Building Supplies for A$230 million. Tasman is a significant producer of building products in Australia and New Zealand with a small operation in the US. Products manufactured include glasswool insulation, roofing, stainless steel sinkware and flooring;
- on 24 April 2003 Wolseley announced that one of its wholly owned subsidiaries had made an offer for Pinault Bois & Materiaux (**PBM**) for cash consideration of EUR565 million. Approximately 85% of PBM's business related to the distribution of building materials and 15% to the importation and distribution of timber. PBM operated from approximately 300 locations in France, including 22 timber import and processing units and had approximately 5,300 employees;
- on 18 September 2002 Fletcher Building announced an agreement to purchase The Laminex Group, Australia's leading manufacturer and marketer of decorative laminates and decorated woodpanels for use in commercial and residential applications. The price agreed for the acquisition was A$645 million with an additional payment of up to A$20 million contingent on performance in the first period under Fletcher Building's ownership. No additional payment was due unless EBITDA for the 30 June 2003 financial year exceeded A$95 million. Full payment of the additional A$20 million consideration was to be made if EBITDA exceeded A$105 million for that year. This implies a multiple of forecast EBITDA of 6.3 – 6.8 times;
- on 18 January 2001 WESFI announced that Amatek Holdings and WESFI had entered into a definitive merger agreement. WESFI's principal business activity was the operation of an integrated wood panel manufacturing and marketing business servicing the Australian export building materials markets. WESFI's wood panel business comprised a particle board plant and an MDF plant with associated warehousing and distribution facilities servicing all the major markets in Australia and export markets in South East Asia;
- on 21 February 2000 Carter Holt Harvey announced the acquisition of CSR Limited's medium density fibreboard and particleboard businesses and its Oberon sawmill for a consideration of A$330 million. The MDF plant at Oberon was expanded and upgraded in 1997 and held the number one position in the Australian market. The particle board business also held the top position in the market. It comprised five plants at Gympie QLD, Turnut NSW, Oberon NSW and two at Mount Gambier SA. Earnings were forecast to be significantly greater that historical earnings, implying a multiple of forecast EBITDA of 6.9 times and a multiple of forecast EBIT of 10.2 times.
- Weyerhaeuser, one of the world's largest integrated forest product companies, acquired the 51% of shares in TJ International that it did not already own in January 2000. TJ International was the leading worldwide engineered wood product manufacturer (trusses, laminated beams, etc) and was supplied with raw materials by Weyerhaeuser.

Pulp and Paper Transactions

Selected Pulp & Paper Transactions

Date	Target	Transaction	Transaction Value (millions)	EBITDA Multiple		Value per tonne (US$)
				Historical	Forecast	
1Q-06	Catalyst Paper	29.4% purchased by UBS	CAD192	9.8	na	530
3Q-05	Georgia-Pacific	Koch Industries	US$20,461	7.4	7.8	-
3Q-05	Pan Asia Paper	Acquisition by Norske Skog	US$875	13.4	10.0	1,008
4Q-04	Neenah Papers	Spin-off of paper division from Kimberley Clark	US$692	7.3	na	-
1Q-04	Georgia-Pacific	Acquisition of fluff and market pulp mills by Koch Industries	US$683	na	na	470
1Q-02	Willamette Industries	Weyerhaeuser	US$7,828	6.5	na	-
1Q-02	Mead and Westvaco	Merger into MeadWestvaco	US$10,000	na	7.9	1,298
3Q-01	Georgia-Pacific mills	Acquisition of uncoated free sheet mills by Domtar	US$1,650	na	na	1,269
1Q-01	Tasman Pulp Mill	Acquisition by CHH	US$130	na	na	510
2Q-00	Fletcher Paper	Acquisition by Norske Skog	US$2,500	9.1	na	1,080
1Q-00	Marathon Pulp Mill	Acquisition by Tembec	US$69	na	na	383
4Q-99	Celulosas de Asturias SA	Empresa Nacional de Celulosas	US$65	na	na	319
4Q-99	Tartas SA	Acquisition of remaining 50% interest by Tembec	US$40	11.0	6.9	484

na – not available

- on 30 January 2006 Norske Skog announced the sale of its 29.4% shareholding in Catalyst Paper Corporation (**Catalyst**) to an investment syndicate headed by UBS Securities Canada Inc (**UBS Canada**) for CAD192 million (CAD3.05 per share). Catalyst (formerly Fletcher Challenge Canada prior to its acquisition by Norske Skog in 2000) is a producer of mechanical printing papers as well as de-inked and market Kraft pulp. It operates five mills with a combined annual capacity of 2.5 million tonnes of products and employs 3,800 people at sites on the south coast of British Columbia;

- on 13 November 2005 the boards of Koch Industries Inc (**Koch**) and Georgia-Pacific Corporation Inc (**Georgia-Pacific**) jointly announced a definitive agreement for Koch to make an offer for all outstanding shares in Georgia-Pacific at US$48.00 per share, representing a premium of 39% over the previous closing price. Georgia-Pacific is the world's largest producer of tissue and is a leading producer of containerboard, packaging and building products;

- on 7 September 2005, Norske Skog announced that it had reached agreement with Abitibi-Consolidated to acquire its 50% shareholding in Pan Asia Paper Company for US$600 million plus the assumption of 50% of the company's net debt for US$275 million. The transaction made Norske Skog the 100% owner of Pan Asia Paper which is the largest producer of newsprint in Asia, with 2,300 employees and production capacity of approximately 1.8 million tonnes;

- on 30 November 2004, Kimberley Clark completed the spin-off of its Canadian pulp business and its fine paper and technical paper businesses in the United States via the transfer of assets to a newly incorporated entity, Neenah Papers Inc, and the distribution of shares to Kimberley Clark shareholders as a dividend. The opening share price of Neenah Paper implied an enterprise value of US$692 million for the new company;

- in February 2004 Georgia-Pacific announced a definitive agreement for the sale of its fluff and market pulp operations to Koch Industries for US$610 million. The buyer also assumed US$73 million in debt. The assets acquired were principally Georgia-Pacific's Brunswick and New Augusta mills, with a combined production capacity of 1.45 million tonnes per annum. Fluff pulp is a high-grade pulp used in the manufacture of disposable diapers, baby wipes and sanitary products;

- on 28 January 2002, Willamette Industries entered into a merger agreement with Weyerhaeuser under which Weyerhaeuser will acquire all of the outstanding shares of Willamette Industries for US$55.50 per share, valuing the equity in the company at US$6.1 billion. Weyerhaeuser had originally launched an unsolicited takeover bid in November 2000. Willamette Industries is an integrated forest products company with 106 manufacturing facilities in the US, France, Ireland and Mexico. Principal products of the company are market pulp, fine papers, cartonboard, linerboard, corrugated medium, timber and wood panels. The company owned 684,000 hectares of forests in the US;

- on 28 January 2002, the shareholders of Mead Corporation Inc and Westvaco Corporation Inc approved a plan to merge the two companies creating MeadWestvaco, a merged entity with revenue of approximately US$8 billion from four core businesses – packaging, coated and specialty papers, consumer and office products, and specialty chemicals. Mead shareholders received one share of MeadWestvaco plus US$1.20 for each Mead share held while Westvaco shareholders received 0.97 MeadWestvaco shares for each Westvaco share held. The merger was announced on 29 August 2001 and completed on 30 January 2002. The combined entity was estimated to have an enterprise value of US$10 billion and paper and containerboard capacity of 7.7 million tonnes per annum;

- in August 2001, Domtar announced a definitive agreement to acquire four uncoated free-sheet mills in the US from Georgia-Pacific for US$1.65 billion. The acquisition more than doubled Domtar's fine paper capacity to 2.8 million tons per annum, lifting it to the rank of number two producer in North America and the world's third largest;

- on 26 March 2001, CHH agreed to acquire Norkse Skog's Tasman kraft pulp mill at Kawerau for US$130 million. The mill produces bleached pulp and has an annual production capacity of approximately 255,000 tonnes;

- on 3 April 2000 Fletcher Challenge announced that it had reached agreement to sell its Paper Division to Norske Skog for US$2.5 billion. Fletcher Paper was a world scale manufacturer of newsprint paper and market kraft pulp with nine sites in Australia, New Zealand, Malaysia, Chile, Brazil and Canada. Total capacity was 2.5 million tonnes of newsprint and 1.0 million tons of kraft pulp per annum;

- on 15 December 1999, Tembec and Kruger Inc announced that they had entered into a joint venture agreement to acquire all of the shares of Fort James-Marathon Ltd from Fort James Corporation for CAD$100 million. Fort James-Marathon operates the Marathon mill, which has the capacity to produce 180,000 tonnes per year of northern bleached softwood kraft pulp. As part of the agreement the parties

entered into a three year renewable supply agreement to supply Fort James Corporation's non-integrated operations, representing a significant portion of the mill's output. Fort James Corporation reported that it had agreed to sell the Fort James-Marathon mill at less than book value because it wished to dispose of a non-integrated mill that did not offer any strategic benefit and exposed the company to volatility in earnings;

- in November 1999, Empresa Nacional de Celulosas SA acquired Celulosas de Asturias SA (**Ceasa**), a regional pulp company in Spain from Parsons & Whittemore Inc. Ceasa operates a 205,000 tonne per annum eucalyptus kraft pulp mill. The mill was built in 1968 and acquired by Parsons & Whittemore in 1995; and
- on 1 October 1999, Paperboard Industries International Inc (**PII**) announced that it had sold its 50 per cent interest in French pulp mill Tartas SA to its partner, Tembec for US$35 million, plus a conditional amount of up to US$10 million. The mill produces approximately 165,000 tonnes per annum of fluff and specialty cellulose pulps. PII is reported as having sold its equity interests in the Tartas mill because it offered no vertical integration with any of the company's other production facilities. It is estimated that Tembec paid approximately 7 times forecast EBITDA for the year ended 31 December 1999 to acquire the remaining 50 per cent equity interest in the Tartas mill.

Packaging Transactions

Selected Packaging Transactions

Date	Target	Transaction	Transaction Value (millions)	EBITDA Multiple Historical
4Q-05	Global Plastic Closures	Acquisition by PAI Partners	US$750	7.9
1Q-05	Wadepack	Acquisition by CHH	A$96	7.9
1Q-04	Linpac Containers	Acquisition by DS Smith	£170	7.6
2Q-02	Gaylord Container	Merger into Temple-Inland	US$847	7.4
2Q-00	IMPAC Group	Acquisition by Westvaco	US$500	8.3

na – not available
nm – not meaningful

- on 18 August 2005 Crown Holdings Inc announced an agreement to sell its Global Plastic Closures Business (**GPC**) to PAI Partners, a European private equity firm, for gross consideration of US$750 million. The transaction was completed on 12 October 2005;
- on 2 February 2005 CHH announced that its off-market takeover bid for Wadepack Limited (**Wadepack**) was unconditional, following the receipt of acceptances for more than 90% of Wadepack shares. The takeover offer involved consideration of A$2.70 for each Wadepack share, comprising a cash payment of A$2.60 per share and two A5 cent dividends. Wadepack primarily manufactures cardboard packaging for the pharmaceutical, cosmetic, food and beverage industries;
- in March 2004 DS Smith plc, a leading UK manufacturer of corrugated packaging, acquired Linpac Containers for £170 million. Linpac was the leading UK independent manufacturer of corrugated packaging with an estimated market share of 11% and annual revenue of £164 million. The acquisition made DS Smith the overall UK leader in corrugated packaging;
- on 5 April 2002, Temple-Inland Inc announced the completion of the acquisition of Gaylord Container Corporation Inc (**Gaylord**), a US manufacturer of brown paper packaging products. Gaylord is involved in the manufacture of containerboard, corrugated containers and sheets, unbleached kraft paper, multiwall and retail bags and speciality chemicals. The company operates three containerboard and unbleached kraft paper mills and 25 packaging conversion plants. The acquisition price, including the repurchase of debt securities, was US$847 million; and
- Westvaco, a paper and packaging manufacturer, announced the acquisition of Illinois headquartered IMPAC Group on 24 April 2000. IMPAC was a manufacturer of high-end specialty packaging for consumer products with production facilities in the US, Europe and the United Kingdom. At that time it had annual sales of US$332 million.




CarterHoltHarvey

www.chh.com



To: Market Announcement Platform — Company: NZX
Company Announcement Platform — ASX

From: Shehnaz Hajati — Date: 20 February 2006

Subject:

Rank confirms despatch of Takeover Offer to Carter Holt Harvey shareholders

On 3 February 2006 Rank Group Investments Limited (Rank) gave Carter Holt Harvey Limited (Carter Holt Harvey) a Takeover Notice under Rule 41 of the Takeovers Code (the Code) of its intention to make a full takeover offer for all the outstanding ordinary shares in Carter Holt Harvey Limited that it does not already own.

Carter Holt Harvey confirms receipt of the attached despatch notice from Rank Group pursuant to Rule 45 of the Code, which states that the Offer Document is being sent to Carter Holt Harvey shareholders.

In accordance with Rule 45(1)(a)(ii) of the Code, a copy of the Offer Document has been provided to Carter Holt Harvey.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
Shehnaz Hajati
Manager - Company Secretarial
Telephone: 64 9 262 6174
Facsimile: 64 9 262 6089

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone 64 9 262 6000
Facsimile 64 9 262 6099

www.chh.com

RANK GROUP INVESTMENTS LIMITED

LEVEL 12, 132-138 QUAY ST., PO BOX 3515, AUCKLAND, NEW ZEALAND

20 February 2006

The Directors
Carter Holt Harvey Limited
640 Great South Road
Manukau City
AUCKLAND

NOTICE OF DESPATCH OF TAKEOVER OFFER

We refer to the takeover notice given by Rank Group Investments Limited ("**Rank**") to Carter Holt Harvey Limited ("**Carter Holt Harvey**") on 3 February 2006 in relation to Rank's full takeover offer for all the ordinary shares in Carter Holt Harvey.

Rank hereby gives notice pursuant to Rule 45 of the Takeovers Code that the Offer Document is being sent to Carter Holt Harvey shareholders.

Pursuant to Rule 45(1)(a)(ii) of the Takeovers Code, a copy of the Offer Document is **enclosed** with this notice, together with a letter from the Chairman of Rank which will accompany the Offer Document.

Yours faithfully
RANK GROUP INVESTMENTS LIMITED

Graeme Hart
Director

cc: The Takeovers Panel
Level 8, Unisys House
56 The Terrace
WELLINGTON

Table of contents

Important contacts

If you have any questions about this Offer you should contact Rank or the Share Registrar for the Offer:

Contact Rank on:

- 0800 005 675 if you are in New Zealand
- 1300 733 434 if you are in Australia
- +61 3 9415 4234 if you are calling from elsewhere in the world

Contact the Share Registrar:

- Computershare Investor Services Limited
  Level 2, 159 Hurstmere Road, Takapuna
  Private Bag 92119
  Auckland, New Zealand
  - Telephone: +64 9 488 8777
  - Facsimile: +64 9 488 8787

Alternatively, you should contact your financial or legal adviser.

Summary of this Offer

On 3 February 2006, Rank Group Investments Limited ("**Rank**") announced that it would make a full takeover offer ("**Offer**") for all the ordinary shares in Carter Holt Harvey Limited ("**Carter Holt Harvey**") that it does not already own. Rank owns 85.7% of Carter Holt Harvey shares as at the date of this Offer.

The key terms of this Offer are:

Offer Price	Rank will pay **NZ$2.75 in cash** per Carter Holt Harvey ordinary share.
How to ACCEPT	Details of how you can **ACCEPT** this Offer are set out on pages 2 to 3 of this Offer.
Minimum Acceptance Condition – 90%	This Offer is conditional on Rank receiving acceptances which will result in Rank holding or controlling 90% of Carter Holt Harvey. This condition may not be waived by Rank, and shares can only be acquired if the condition is satisfied. Rank will declare this Offer unconditional as soon as it holds or controls 90% of Carter Holt Harvey.
Opening Date	20 February 2006.
Closing Date	21 March 2006 (unless this Offer is extended in accordance with the Takeovers Code).
Payment Date	If you accept this Offer you will be paid the consideration for your shares in New Zealand dollars no later than 3 Business Days after the later of the date on which your acceptance is received by Rank and the date on which this Offer is declared unconditional.
Brokerage Costs	You will not pay any brokerage costs if you accept this Offer.

THIS IS A SUMMARY ONLY OF THIS OFFER. DETAILED TERMS AND CONDITIONS OF THIS OFFER ARE SET OUT ON THE FOLLOWING PAGES OF THIS DOCUMENT. YOU SHOULD READ THESE CAREFULLY.

How you can Accept this Offer

Closing Date

This Offer is scheduled to close on 21 March 2006 (unless extended in accordance with the Takeovers Code).

If you wish to **ACCEPT** this Offer, you must ensure that your acceptance is received by Rank on or before the Closing Date.

Rank recommends that Carter Holt Harvey shareholders **ACCEPT** quickly, and in any event by 21 March 2006.

How to ACCEPT

You may **ACCEPT** this Offer through the selection of one of two alternative methods of acceptance. Your choice of alternatives will not affect the consideration you receive for your Carter Holt Harvey shares or the time within which the consideration will be sent to you.

Regular Acceptance – Green Acceptance Form:

You may **ACCEPT** this Offer by completing the enclosed Green Acceptance and Transfer Form in accordance with the instructions on that form and then returning that form to the address set out on page 3.

If you accept this Offer through a Regular Acceptance, you have no right to withdraw your acceptance (other than for non-payment).

Facility Acceptance - Blue Acceptance Form:

You may also **ACCEPT** this Offer through an acceptance facility managed by Computershare Investor Services Limited by completing the enclosed Blue Acceptance and Transfer Form in accordance with the instructions on that form and then returning that form to the address set out on page 3.

Rank has established the acceptance facility in order to facilitate acceptance of this Offer by those shareholders who may wish to retain the right to withdraw such facility acceptances prior to this Offer being declared unconditional by Rank. Rank will declare this Offer unconditional when it holds or controls 90% of Carter Holt Harvey.

Difference between a Regular Acceptance and a Facility Acceptance:

The difference between a Regular Acceptance and a Facility Acceptance is that the Facility Acceptance method gives you a right to withdraw your Facility Acceptance prior to the Offer becoming unconditional.

Full details of Regular Acceptances and Facility Acceptances are set out in paragraph 3 of the Terms and Conditions of this Offer.

Address for ACCEPTANCE	Please post, hand deliver or fax the relevant Acceptance and Transfer Form to: **Computershare Investor Services Limited** Re: Carter Holt Harvey Takeover Offer Level 2, 159 Hurstmere Road Takapuna Private Bag 92119 Auckland, New Zealand Telephone: +64 9 488 8777 Facsimile: +64 9 488 8787 A reply-paid envelope is enclosed.
If you have sold all your Carter Holt Harvey shares	Please hand or send this Offer document and all enclosures (including the Acceptance and Transfer Forms) immediately to: • the purchaser or purchasers of your shares; or • the broker through whom you made the sale requesting that this Offer document and all enclosures be forwarded to the new Carter Holt Harvey shareholder.
If you have sold some of your Carter Holt Harvey shares	Please alter the "Number of CHH Shares" box on the applicable Acceptance and Transfer Form to the number of shares which you have retained, initial the change and forward the amended applicable Acceptance and Transfer Form to Rank at the address set out above. Rank will then recalculate the amount of cash to which you are entitled to reflect the number of shares for which you have accepted this Offer. Please also advise the purchaser(s) of your shares, or request the broker through whom you made the sale, to advise the purchaser(s) of your shares, of this Offer and that copies of it are available from Rank at the address set out above. Please also advise the Share Registrar of the number of shares sold and the broker concerned.
If you have lost your Acceptance and Transfer Form	Please contact Computershare Investor Services Limited on +64 9 488 8777 and they will provide you with a new Form.

Merits of this New Cash Offer

1. ACCEPTANCE UNANIMOUSLY RECOMMENDED BY INDEPENDENT COMMITTEE

Rank's new offer is at the upper end of the Grant Samuel valuation range and is unanimously recommended for acceptance by Carter Holt Harvey's committee of independent directors.

2. OFFER INCLUDES ADVANTAGEOUS ACCEPTANCE FACILITY

Rank's offer incorporates an advantageous acceptance facility for the benefit of Carter Holt Harvey shareholders. Acceptances from shareholders using this facility will only become effective if the offer is unconditional. These acceptances may be withdrawn prior to this time. Prompt acceptance by use of this facility will enable the offer to become unconditional, and payment to be made to accepting shareholders, quickly.

3. PROMPT PAYMENT

Payment will be made to accepting shareholders within three business days after this offer becomes unconditional, if their acceptances have been received by that date. Shareholders accepting after the unconditional date will be paid three business days after their acceptance is received.

4. PREMIUM PRICE

- **Significant premium to CHH historical share price.** The Offer price of $2.75 per share represents a significant premium for your shares relative to Carter Holt Harvey's share price prior to takeover speculation that occurred when International Paper announced it was exploring 'strategic alternatives' for its majority shareholding in Carter Holt Harvey.[1]


$2.75
42.5%
Premium
46.9%
Premium
44.5%
Premium
Rank
Offer
1 Day
Closing Price[1]
2 Month
Average Price[1,2]
3 Month
Average Price[1,2]

Source: IRESS.

(1) Premia calculated as at 24 June 2005, being the last trading day prior to the day that International Paper announced that it was exploring strategic alternatives in respect of its shareholding in Carter Holt Harvey.

(2) Average Price is a volume-weighted average share price (VWAP) on NZSX for the relevant period.

- **A 10% increase over Rank's unanimously recommended offer of $2.50 per share to achieve full ownership.** On 1 November 2005, during the course of Rank's previous offer for Carter Holt Harvey, Carter Holt Harvey's former committee of independent directors unanimously recommended that shareholders accept Rank's $2.50 offer. Grant Samuel & Associates Limited gave its opinion at that time that the offer was fair. Rank's new offer of $2.75 per share is a 10% increase over that recommended offer price and is at the upper end of the new Grant Samuel valuation range.

- **A superior return compared with the share price performance of comparable entities listed on the New Zealand stock market since Rank's original offer.** The 10% increase in Rank's Offer price provides a superior return on investment compared to the share price performance of other companies operating in comparable sectors listed on the New Zealand share market since Rank's first takeover offer was announced and also compared to the average share price performance of comparable companies identified in the original Grant Samuel report.


SHARE PRICE PERFORMANCE
10.0%
(21.7%)
(5.9%)
(5.3%)
(1.3%)
Tenon
Independent Expert's Comparable Companies*
NZX 10 Index
Fletcher Building
Increase in Rank's Offer

Source: IRESS.

Share price performance calculated over period from 17 August 2005 (date of announcement of Rank's original takeover offer) to 1 February 2006.

* Average share price performance of comparable companies identified in Grant Samuel's independent expert's report. Average excludes Georgia Pacific, which is currently the subject of takeover activity.

- **A 14.0% premium to the average discounted cash flow valuation per CHH Share based on independent research.**

DATE	BROKER	VALUATION	BROKER'S METHODOLOGY*
6 Feb 06	Macquarie	$2.20	DCF
3 Feb 06	Deutsche Bank	$2.50	DCF
3 Feb 06	ABN AMRO	$2.49	DCF
3 Feb 06	Goldman Sachs JBWere	$2.32	DCF
2 Feb 06	UBS	$2.85	Sum of the parts
18 Jan 06	Citigroup	$2.43	Capitalised earnings
26 Oct 05	Forsyth Barr	$2.10	DCF
	Average	**$2.41**	
	Offer Premium @ $2.75	**14.0%**	

Note: Analysis uses the most recent broker reports available to Rank as at the date of this Offer.
*Discounted Cash Flow ("DCF") valuations used for analysis unless unavailable.

- **Carter Holt Harvey's share price has not closed above the $2.75 offer price at any time in the last five years**


Share Price (NZ$)
$2.90
$2.70
$2.50
$2.30
$2.10
$1.90
$1.70
$1.50
Offer Price: $2.75
1 Jan 01
1 Jan 02
1 Jan 03
1 Jan 04
1 Jan 05
01 Jan 06
CHH Closing Share Price
Rank's Offer

Terms and Conditions of Full Takeover Offer for Carter Holt Harvey Ordinary Shares

Rank Group Investments Limited ("**Rank**") offers to purchase all of the fully-paid ordinary shares ("**CHH Shares**") in Carter Holt Harvey Limited ("**Carter Holt Harvey**") that Rank does not own as at the date of this offer document ("**Offer**"). This Offer is dated 20 February 2006.

1. THIS OFFER

1.1 Rank offers to acquire the CHH Shares, including all rights, benefits, and entitlements attached thereto on, after, or by reference to, 2 February 2006 ("**Effective Date**") on the terms and conditions contained in this Offer.

1.2 This Offer will remain open for acceptance until 21 March 2006 or such later date (if any) as Rank may determine to extend it in accordance with the Takeovers Code ("**Closing Date**").

2. OFFER PRICE

2.1 The consideration offered by Rank for each CHH Share is **NZ$2.75 in cash**.

2.2 If this Offer is declared unconditional, **Rank will pay the consideration** set out in paragraph 2.1 above to each Carter Holt Harvey shareholder that accepts this Offer (each an "**accepting Carter Holt Harvey shareholder**") **no later than 3 Business Days after the later of**:

(a) the date on which that accepting Carter Holt Harvey shareholder's acceptance is received by Rank; and

(b) the date on which this Offer is declared unconditional.

2.3 The consideration payable to each accepting Carter Holt Harvey shareholder will be paid in New Zealand dollars by cheque sent by ordinary mail or paid in cleared funds by electronic transfer (at the election of the accepting Carter Holt Harvey shareholder). Investors electing payment by electronic transfer may be charged fees by their bank or financial institution.

2.4 If the consideration payable to an accepting Carter Holt Harvey shareholder is not sent to that shareholder within the period specified in paragraph 2.2, that shareholder may withdraw their acceptance of this Offer by notice in writing to Rank, but only:

(a) after the expiration of seven days written notice to Rank of that shareholder's intention to do so; and

(b) if that shareholder does not receive the consideration to which they are entitled during the seven day period referred to in paragraph 2.4(a).

3. HOW YOU CAN ACCEPT THIS OFFER

3.1 You may accept this Offer through selecting one of two alternatives. Your choice of alternatives will not affect the consideration you receive for your CHH Shares or the time within which the consideration will be sent to you. **The first alternative**, set out at paragraph 3.2 below, allows you to accept this Offer by returning the Green Acceptance and Transfer Form ("**Green Acceptance Form**") to Rank. **The second alternative**, set out at paragraphs 3.3 to 3.5 below, allows you to accept this Offer through an acceptance facility ("**Acceptance Facility**") for which you should complete the Blue Acceptance and Transfer Form ("**Blue Acceptance Form**"). Carter Holt Harvey shareholders who complete and return both forms will be deemed to have elected **not** to participate in the Acceptance Facility and to have accepted this Offer on the basis of the Green Acceptance Form (a regular acceptance). Green Acceptance Forms and Blue Acceptance Forms are together described in this Offer as "**Acceptance Forms**".

Regular Acceptance – Green Acceptance Form

3.2 If you wish to accept this Offer without any right to withdraw your acceptance (other than as provided under paragraph 2.4), you should complete the Green Acceptance Form enclosed with this Offer in accordance with the instructions on the Green Acceptance Form and deliver it to Computershare Investor Services Limited ("**Computershare**") to the address set out in paragraph 3.6 below (a "**Regular Acceptance**").

Acceptance Facility – Blue Acceptance Form

3.3 Rank has established the Acceptance Facility in order to facilitate acceptance of this Offer by those shareholders who wish to retain the right to withdraw their facility acceptances (**"Facility Acceptance"**) prior to this Offer being declared unconditional by Rank. All Carter Holt Harvey shareholders may participate in the Acceptance Facility on the terms set out in paragraph 3.4 below.

3.4 The Acceptance Facility will operate as follows:

(a) Rank has appointed Computershare as facility agent to operate the Acceptance Facility.

(b) If you wish to accept this Offer through the Acceptance Facility, and provide a Facility Acceptance on the basis set out in this paragraph 3.4, then you should complete the Blue Acceptance Form in accordance with the instructions on the Blue Acceptance Form and deliver it to Computershare to the address set out in paragraph 3.6 below.

(c) Computershare will:

(i) hold the Facility Acceptance as bare trustee and lodgement agent;

(ii) not acquire any voting rights over any CHH Shares subject to a Facility Acceptance; and

(iii) not treat a Facility Acceptance as a valid acceptance (Regular Acceptance) of this Offer except in accordance with paragraph 3.4(f) below.

(d) Carter Holt Harvey shareholders that lodge a Facility Acceptance with Computershare may withdraw their Facility Acceptance by completing the Notice of Withdrawal of Acceptance (**"Withdrawal"**) enclosed with this Offer and returning the Withdrawal to Computershare. A Withdrawal will only be effective if it is validly completed and actually received by Computershare at the address or fax number specified by Rank on the Withdrawal prior to Rank receiving a Confirmation Notice (as defined in paragraph 3.4(e) below).

(e) If and when Rank holds the right to acceptances to this Offer (being the aggregate of Regular Acceptances received under paragraph 3.2 and Facility Acceptances received by Computershare and not withdrawn) that would result in Rank holding or controlling at least 90% of the voting rights of Carter Holt Harvey, Computershare will immediately provide notice in writing of that fact to Rank (**"Confirmation Notice"**) and Rank will immediately provide a copy of the Confirmation Notice contemporaneously to Carter Holt Harvey, the Takeovers Panel, New Zealand Exchange Limited and Australian Stock Exchange Limited.

(f) On provision of a Confirmation Notice by Computershare, the Facility Acceptances held by Computershare will cease to be capable of withdrawal and will in all respects, and without the need for further action by any person, become acceptances of the Offer (on the same basis as Regular Acceptances under paragraph 3.2 above).

(g) Immediately following Rank becoming the holder of acceptances of the Offer that would result in Rank holding or controlling at least 90% of the voting rights in Carter Holt Harvey, Rank will:

(i) declare this Offer unconditional; and

(ii) provide written notice that this Offer is unconditional to Carter Holt Harvey, the Takeovers Panel, New Zealand Exchange Limited and Australian Stock Exchange Limited.

(h) All valid Facility Acceptances (Blue Acceptance Forms) received by Computershare after it has provided Confirmation Notice to Rank are deemed to be Regular Acceptances to the Offer.

3.5 Computershare has agreed to provide Rank with the following information in respect of the Acceptance Facility:

(a) Computershare will inform Rank of the details of CHH Shares in respect of which Facility Acceptances have been received;

(b) Computershare will immediately and without delay provide a Confirmation Notice to Rank when the circumstances set out in paragraph 3.4(e) apply; and

(c) Any other information that Rank may reasonably require for the purposes of this Offer or for compliance with Rank's disclosure obligations under New Zealand securities law.

Delivery of Acceptance Forms

3.6 All Green Acceptance Forms and Blue Acceptance Forms should be returned **AS SOON AS POSSIBLE** after receipt of this Offer, but in any event so that they are received no later than the Closing Date, to:

Computershare Investor Services Limited
Re: Carter Holt Harvey Takeover Offer
Level 2, 159 Hurstmere Road
Takapuna
Private Bag 92119
Auckland
New Zealand

Telephone: +64 9 488 8777
Facsimile: +64 9 488 8787

Acceptance Forms may be returned by fax, hand delivery or post (in the reply paid envelope which is enclosed with this Offer). If you fax your Acceptance Form, please also send the original to Rank by post.

Rank recommends that Carter Holt Harvey shareholders ACCEPT quickly, and in any event by 21 March 2006.

No acknowledgement of receipt of Acceptance Forms of this Offer will be issued.

3.7 Rank may, in its discretion, treat any Green Acceptance Form or Blue Acceptance Form as valid notwithstanding that it is not accompanied by the relevant Common Shareholder Number ("**CSN**"), or that it does not otherwise comply with any instructions on the applicable Acceptance Form. Rank may, in its discretion, rectify any errors in, or omissions from, any Acceptance Form to enable that form to constitute a valid acceptance of the Offer or valid Facility Acceptance and to facilitate registration of the transfer of the relevant CHH Shares.

3.8 Regular Acceptances of this Offer by each accepting Carter Holt Harvey shareholder constitute a contract between that accepting Carter Holt Harvey shareholder and Rank on the terms and subject to the conditions of this Offer. Other than in the circumstances set out in paragraph 2.4 above, an accepting Carter Holt Harvey shareholder may not withdraw their acceptance during the Offer period determined under paragraph 4.1 below, whether or not there has been any variation of this Offer. However, Rank and every accepting Carter Holt Harvey shareholder shall be released from their obligations under this Offer, and arising from acceptance of this Offer, if this Offer:

(a) is withdrawn with the consent of the Takeovers Panel; or

(b) lapses as a result of the condition in paragraph 5.1 below not being satisfied by the date specified in paragraph 4.2 below as the latest date by which Rank may declare this Offer unconditional.

Carter Holt Harvey shareholders that deliver valid Facility Acceptances to Computershare, will be deemed to be "accepting Carter Holt Harvey shareholders" for the purposes of this Offer, when the Facility Acceptances become Regular Acceptances to this Offer in accordance with paragraph 3.4(f) above. Facility Acceptances may only be withdrawn on the basis set out in paragraph 3.4(d) above.

3.9 During the period from the date of the Offer until the Closing Date, Rank may choose to engage the services of one or more NZX Firms authorised in writing by Rank to undertake trading on the NZSX to receive Acceptance Forms. If Rank chooses to do so, Rank may agree to pay any such person a handling fee in regard to Acceptance Forms bearing the stamp of that person. Any such fees will be paid by Rank, and will not be paid by accepting Carter Holt Harvey shareholders.

4. TERMS OF THE OFFER

4.1 This Offer is dated 20 February 2006 and, unless this Offer is withdrawn in its entirety with the consent of the Takeovers Panel in accordance with the Takeovers Code and every person is released from every obligation incurred under the terms of this Offer, or unless this Offer lapses in accordance with its terms, this Offer remains open for acceptance until and including the Closing Date.

4.2 The latest date by which Rank can declare this Offer unconditional is the Closing Date. If this Offer is not extended and the Offer period ends on 21 March 2006, then the latest date by which Rank can declare this Offer unconditional is that date. If this Offer is not declared unconditional by the latest date contemplated by this paragraph 4.2, this Offer will lapse and Rank and every accepting Carter Holt Harvey shareholder will be released from their obligations under this Offer (and the contract arising from their acceptance of it).

4.3 This Offer is open for acceptance by any person who holds CHH Shares, whether acquired before, on or after the date of this Offer, upon production of satisfactory evidence of such person's entitlement to those CHH Shares. A holder of CHH Shares may accept this Offer in respect of all or any of their CHH Shares. A holder of CHH Shares may provide a Regular Acceptance in respect of all or any of their CHH Shares, and/or a Facility Acceptance in respect of all or any of their CHH Shares.

4.4 Each accepting Carter Holt Harvey shareholder represents and warrants that it is the sole legal and beneficial owner of the CHH Shares in respect of which it has accepted this Offer, and that legal and beneficial title to all such CHH Shares will pass to Rank free of all liens, charges, mortgages, encumbrances and other adverse interests or claims of any nature whatsoever, but together with all rights, benefits and entitlements attaching to them, including the right to all dividends, bonuses and other payments and distributions of any nature arising on, after, or by reference to, the Effective Date.

4.5 Acceptance of this Offer constitutes a representation and warranty by the accepting Carter Holt Harvey shareholder to Rank that title to their CHH Shares will pass to Rank on the basis described in paragraph 4.4 above and that the accepting Carter Holt Harvey shareholder has full power, capacity and authority to sell and transfer all their CHH Shares.

4.6 Each Carter Holt Harvey shareholder that provides a Facility Acceptance represents and warrants that:

(a) it is the sole legal and beneficial owner of the CHH Shares to which the Facility Acceptance relates; and

(b) upon it becoming an accepting Carter Holt Harvey Shareholder, the warranties in paragraphs 4.4 and 4.5 will be true and correct.

5. MINIMUM ACCEPTANCE CONDITION

5.1 This Offer, and any contract arising from acceptance of it, are conditional upon Rank receiving acceptances by no later than the Closing Date in respect of that number of CHH Shares that would, upon this Offer being declared unconditional and the relevant CHH Shares being transferred to Rank, result in Rank holding or controlling 90% or more of the voting rights in Carter Holt Harvey.

5.2 The condition set out in paragraph 5.1 above is a condition subsequent, and acceptance of the Offer by each accepting Carter Holt Harvey shareholder shall constitute a contract between that shareholder and Rank subject to that condition.

5.3 The condition set out in paragraph 5.1 above may not be waived or varied by Rank and this Offer will only proceed if that condition is satisfied.

6. METHOD OF SETTLEMENT

6.1 If:

(a) this Offer is declared unconditional by Rank; and

(b) a shareholders' Acceptance Form is in order and is accompanied by the relevant CSN (or any error or omission from the Acceptance Form is rectified by Rank or is otherwise accepted by Rank as valid under paragraph 3.7 above),

then either a cheque will be sent (by ordinary mail) or an electronic transfer of cleared funds will be made (at the election of the accepting Carter Holt Harvey shareholder) by Rank **in New Zealand dollars** for the aggregate amount payable in accordance with paragraph 2.1 above to the accepting Carter Holt Harvey shareholder, by the date specified in paragraph 2.2. If an accepting Carter Holt Harvey shareholder does not select a method of payment, or the details that it provides are not sufficient to effect an electronic transfer, then that shareholder will be paid by cheque.

6.2 If this Offer does not become unconditional this Offer will lapse and Rank and every accepting Carter Holt Harvey shareholder will be released from their obligations under this Offer and the contract arising from acceptance of it.

7. NOTICES

7.1 Notices given to Carter Holt Harvey, the Takeovers Panel and New Zealand Exchange Limited:

(a) declaring this Offer unconditional; or

(b) advising that this Offer is withdrawn in accordance with the Takeovers Code; or

(c) advising that this Offer has lapsed in accordance with its terms or the Takeovers Code,

will, in each case, be deemed to be notice to all offerees when so given.

7.2 Notice of any variation of this Offer will be sent to Carter Holt Harvey, the Takeovers Panel, New Zealand Exchange Limited and, except where not required in accordance with the Takeovers Code, to each offeree under this Offer.

8. FURTHER INFORMATION AND MISCELLANEOUS

8.1 Further information relating to this Offer, as required by Schedule 1 to the Takeovers Code, is set out in Schedule A to this Offer and forms part of this Offer document.

8.2 In this Offer document:

(a) any reference to the Takeovers Code means the takeovers code approved in the Takeovers Code Approval Order 2000 (SR 2000/210);

(b) except if expressly defined in this Offer, or where the context requires otherwise, terms defined in the Takeovers Code have the same meaning in this Offer;

(c) references to Business Days are to days on which registered banks are open for business in Auckland, New Zealand (except for a Saturday or Sunday);

(d) references to amounts of money are to New Zealand currency;

(e) headings are for convenience only and do not affect the interpretation of this Offer or any Acceptance Form; and

(f) the singular includes the plural and vice versa.

8.3 The provisions set out in the Acceptance Forms are part of the terms of this Offer.

8.4 If there is an inconsistency between the terms and conditions of this Offer and the provisions of the Takeovers Act 1993 or the Takeovers Code, the provisions of the Takeovers Act 1993 or the Takeovers Code (as the case may be) will prevail.

8.5 This Offer and any contract arising from it shall be governed by and construed in accordance with the laws of New Zealand, and the parties to any such contract submit to the non-exclusive jurisdiction of the Courts of New Zealand.

Schedule A Information required by Schedule 1 to the Takeovers Code

The information required by Schedule 1 to the Takeovers Code, and not stated elsewhere in this Offer, is set out below. Where any information required by Schedule 1 is not applicable, no statement is made regarding that information. The following matters are stated as at the date of this Offer.

1. DATE

1.1 This Offer is dated 20 February 2006.

2. OFFEROR AND ITS DIRECTORS

2.1 The name and address of the offeror are:

Rank Group Investments Limited
Level 12, 132-138 Quay Street
PO Box 3515
Auckland
New Zealand

2.2 The sole director of the offeror as at the date of the Offer is Graeme Richard Hart.

3. TARGET COMPANY

3.1 The target company is Carter Holt Harvey Limited.

4. OWNERSHIP OF EQUITY SECURITIES OF CARTER HOLT HARVEY

4.1 The table below sets out the number, designation and percentage of equity securities of any class of Carter Holt Harvey held or controlled by:

(a) Rank;

(b) any related company of Rank;

(c) any person acting jointly or in concert with Rank;

(d) any director of any of the persons described in paragraphs (a) to (c); and

(e) any other person holding or controlling more than 5% of the class, if within the knowledge of Rank.

Name	Description	Number of equity securities held or controlled	Type of equity security	Percentage of class
Rank	Offeror	1,121,423,920	Ordinary Shares	85.70%
Graeme Richard Hart[1]	Director of Offeror	1,121,423,920	Ordinary Shares	85.70%
New Zealand Central Securities Depository Limited ("**NZCSD**")	Person holding or controlling more than 5%	90,044,781	Ordinary Shares	6.88%

Source: Carter Holt Harvey's share register as at 16 February 2006, as provided by Carter Holt Harvey.

4.2 Except as set out in the table above, to the best of Rank's information, knowledge and belief, none of the other persons described in paragraph 4.1 of this Schedule hold or control equity securities of Carter Holt Harvey.

(1) Graeme Richard Hart and his associated interests are the sole shareholders in Rank Group Limited, which owns Rank Group Investments Limited which in turn is the majority shareholder in Carter Holt Harvey Limited. Accordingly, Mr Hart has an interest in each of the acquisitions of CHH Shares by Rank set out in Schedule B.

5. TRADING IN CARTER HOLT HARVEY EQUITY SECURITIES

5.1 Details of acquisitions and dispositions of equity securities in Carter Holt Harvey by Rank during the 6-month period before the date of this Offer are as set out in Schedule B.[2]

5.2 To the best of Rank's information, knowledge and belief, details of acquisitions and dispositions of equity securities in Carter Holt Harvey by NZCSD during the 6-month period from 16 August 2005 to 16 February 2006 are as set out in Schedule C.

6. AGREEMENTS TO ACCEPT OFFER

6.1 No person has agreed conditionally or unconditionally to accept this Offer as at the date of this Offer.

7. ARRANGEMENTS TO PAY CONSIDERATION

7.1 Rank confirms that resources will be available to it sufficient to meet the consideration to be provided on full acceptance of this Offer and to pay any debts incurred in connection with this Offer (including the debts arising under Rule 49 of the Takeovers Code).

8. ARRANGEMENTS BETWEEN RANK AND CARTER HOLT HARVEY

8.1 As at the date of this Offer, and except as referred to in clause 8.2, no agreement or arrangement (whether legally enforceable or not) has been made, or is proposed to be made, between Rank or any of its associates and Carter Holt Harvey or any related company of Carter Holt Harvey, in connection with, in anticipation of, or in response to, this Offer.

8.2 On 17 February 2006, pursuant to Rule 44(1)(b)(iii) of the Code, the Directors of Carter Holt Harvey consented to Rank amending the terms of this Offer from those notified on 3 February 2006, to provide for:

(a) a fixed offer price of $2.75 in cash per share, and

(b) the provision of the acceptance facility described in paragraphs 3.3 to 3.5 of the Terms and Conditions of this Offer, which is available to all Carter Holt Harvey shareholders.

9. ARRANGEMENTS BETWEEN RANK AND DIRECTORS AND OFFICERS OF CARTER HOLT HARVEY

9.1 As at the date of this Offer, no agreement or arrangement (whether legally enforceable or not) has been made, or is proposed to be made, between Rank or any of its associates, and any of the directors or senior officers of Carter Holt Harvey or of any related company of Carter Holt Harvey (including any payments or other benefits proposed to be made or given by way of compensation for loss of office, or as to their remaining in or retiring from office) in connection with, in anticipation of, or in response to, this Offer.

10. FINANCIAL ASSISTANCE

10.1 No financial assistance (directly or indirectly) is to be provided by Carter Holt Harvey, or any related company of Carter Holt Harvey, for the purpose of, or in connection with, this Offer. It is possible, however, that following the closing of this Offer, financial assistance could be provided in connection with a refinancing of indebtedness incurred by Rank in connection with the Offer, but there has been no discussion of that with the Carter Holt Harvey board of directors and no decision has been made by any person on behalf of Carter Holt Harvey that any such financial assistance could or will be provided.

11. MARKET ACQUISITIONS OF SECURITIES

11.1 This Offer is a full offer for cash. Rank has no present intention to acquire CHH Shares under Rule 36 of the Takeovers Code during the Offer period. No related company of Rank, nor any person acting jointly or in concert with Rank, or any of their respective directors, has any present intention to acquire CHH Shares under Rule 36 of the Takeovers Code.

11.2 However, Rank reserves the right to make any such acquisition(s) should circumstances arise which permit such an acquisition(s) to be made.

---

(2) Graeme Richard Hart and his associated interests are the sole shareholders in Rank Group Limited, which owns Rank Group Investments Limited which in turn is the majority shareholder in Carter Holt Harvey Limited. Accordingly, Mr Hart has an interest in each of the acquisitions of CHH Shares by Rank set out in Schedule B.

12. PRE-EMPTION CLAUSES IN CARTER HOLT HARVEY'S CONSTITUTION

12.1 As of the date of this Offer document, there is no restriction on the right to transfer any equity securities to which this Offer relates that:

(a) is contained in the constitution of Carter Holt Harvey; and

(b) has the effect of requiring the holders of those securities to offer the securities for purchase to members of Carter Holt Harvey or to any other person before transferring those securities.

13. ESCALATION CLAUSES

13.1 There is no agreement or arrangement (whether legally enforceable or not) to which Rank or any of its related entities are parties, under which:

(a) any existing holder of equity securities in Carter Holt Harvey will or may receive in relation to, or as a consequence of, this Offer any additional consideration or other benefit over and above the consideration set out in this Offer; or

(b) any prior holder of equity securities in Carter Holt Harvey will or may receive any consideration or other benefit as a consequence of this Offer.

14. CERTIFICATE

To the best of our knowledge and belief, after making proper enquiry, the information contained in this Offer document is, in all material respects, true and correct and not misleading, whether by omission of any information or otherwise, and includes all the information required to be disclosed by Rank under the Takeovers Code.

Graeme Richard Hart Director and Chief Executive Officer, Rank Group Investments Limited	Gregory Alan Cole Chief Financial Officer, Rank Group Investments Limited

Schedule B
Trading in Carter Holt Harvey Equity Securities by Rank

Every transaction listed below was an acquisition of CHH Shares by Rank for consideration of $2.50.

Date	Number of shares
16/9/05	660,843,571
19/9/05	44,869
20/9/05	433,162
21/9/05	772,465
22/9/05	830,308
23/9/05	978,302
26/9/05	1,668,900
27/9/05	1,232,520
28/9/05	1,109,764
29/9/05	871,504
30/9/05	664,610
03/10/05	1,270,253
04/10/05	750,502
05/10/05	1,137,581
06/10/05	926,852
07/10/05	5,997,941
10/10/05	25,693,846
11/10/05	11,988,100
12/10/05	81,344,261
13/10/05	98,632,198
14/10/05	1,024,784
17/10/05	813,753
18/10/05	863,658
19/10/05	340,100
20/10/05	683,656
21/10/05	12,265,197
25/10/05	5,908,789
26/10/05	2,003,209
27/10/05	1,702,524
28/10/05	1,962,208
31/10/05	5,952,129
01/11/05	2,739,104
02/11/05	12,293,023
03/11/05	18,527,180
04/11/05	15,461,467
07/11/05	1,864,632
08/11/05	1,309,179
09/11/05	834,563
10/11/05	1,198,141
11/11/05	811,749
14/11/05	1,981,461
15/11/05	529,168
16/11/05	657,995
17/11/05	708,834
18/11/05	1,051,703
21/11/05	1,919,851
22/11/05	1,289,793
23/11/05	9,554,807
24/11/05	11,527,179
25/11/05	50,610,965
28/11/05	606,634
29/11/05	6,219,778
30/11/2005	1,101,421
01/12/05	934,987
02/12/05	2,067,888
05/12/05	4,373,073
06/12/05	3,257,447
07/12/05	1,313,388
08/12/05	11,576,939
09/12/05	13,601,201
12/12/05	2,718,377
13/12/05	83,486
14/12/05	62,727
15/12/05	154,182
16/12/05	147,389
19/12/05	329,116
20/12/05	222,696
21/12/05	1,859,860
22/12/05	2,005,583
23/12/05	232,342
28/12/05	54,065
29/12/05	35,975
30/12/05	827,997
4/1/06	87,160
5/1/06	51,019
6/01/06	1,011,069
09/01/06	214,033
10/1/06	76,062
11/1/06	82,157
12/1/06	114,926
13/1/06	87,431
16/1/06	74,532
17/1/06	3,075
18/1/06	19,782
19/1/06	7,667
20/1/06	19,147
23/1/06	31,158
24/1/06	16,354
25/1/06	20,451
26/1/06	81,514
27/1/06	57,522

Date	Nature	Number of Shares	Consideration per Share ($)
10/10/05	Acquisition	85,520	Unreported
10/10/05	Acquisition	500,000	2.51
10/10/05	Disposition	143,630	Unreported
10/10/05	Disposition	331,600	Unreported
10/10/05	Disposition	200,226	Unreported
10/10/05	Disposition	46,000	Unreported
11/10/05	Disposition	30,475	2.50
11/10/05	Disposition	21,217	2.50
11/10/05	Disposition	5,778,685	2.50
11/10/05	Disposition	50,025	2.50
11/10/05	Disposition	1,886,620	2.50
11/10/05	Disposition	2,235,000	2.50
11/10/05	Disposition	187,483	2.50
11/10/05	Disposition	188,086	2.50
11/10/05	Acquisition	1,000,000	2.50
11/10/05	Disposition	780	Unreported
11/10/05	Disposition	82,500	Unreported
11/10/05	Disposition	311,400	Unreported
11/10/05	Disposition	3,118	Unreported
11/10/05	Disposition	16,200	Unreported
11/10/05	Disposition	974,359	Unreported
12/10/05	Disposition	2,000	2.50
12/10/05	Disposition	50,880	2.50
12/10/05	Disposition	5,138,212	2.50
12/10/05	Disposition	4,087,347	2.50
12/10/05	Disposition	201,175	2.50
12/10/05	Disposition	50,631	2.50
12/10/05	Disposition	217,843	2.50
12/10/05	Disposition	96,971	2.50
12/10/05	Disposition	2,600,000	2.50
12/10/05	Disposition	2,500,000	2.50
12/10/05	Disposition	1,500,000	Unreported
12/10/05	Acquisition	600,000	2.50
12/10/05	Acquisition	85,000	2.50
12/10/05	Disposition	1,163,488	Unreported
12/10/05	Disposition	212,600	Unreported
12/10/05	Disposition	32,145,741	Unreported
12/10/05	Disposition	499,800	Unreported
12/10/05	Disposition	9,500	Unreported
12/10/05	Disposition	144,200	Unreported
13/10/05	Disposition	14,585,255	2.50
13/10/05	Disposition	1,450,623	2.50
13/10/05	Disposition	5,957,198	2.50
13/10/05	Disposition	33,000	2.50
13/10/05	Disposition	11,315,582	2.50
13/10/05	Disposition	2,600,000	2.50
13/10/05	Disposition	142,764	2.50
13/10/05	Disposition	70,677	2.50
13/10/05	Disposition	53,559	2.50
13/10/05	Disposition	12,410,727	2.50
13/10/05	Disposition	36,932,577	2.50
13/10/05	Disposition	800,126	2.50
13/10/05	Disposition	250,000	Unreported
13/10/05	Disposition	13,200	Unreported
13/10/05	Disposition	400,000	Unreported
13/10/05	Disposition	2,034,300	Unreported
13/10/05	Disposition	15,000	Unreported
13/10/05	Acquisition	5,000	2.50
13/10/05	Acquisition	2,500	2.50
13/10/05	Acquisition	7,500	2.50
13/10/05	Disposition	300,000	Unreported
14/10/05	Disposition	324,874	2.50
14/10/05	Acquisition	144,200	2.49
14/10/05	Acquisition	5,200	2.50
14/10/05	Acquisition	71,800	2.50
14/10/05	Disposition	12,447	Unreported
14/10/05	Disposition	28,092	Unreported
14/10/05	Acquisition	1,131,498	Unreported
14/10/05	Disposition	800	Unreported
14/10/05	Acquisition	170,000	Unreported
14/10/05	Disposition	560	Unreported
17/10/05	Disposition	213,012	2.50
17/10/05	Disposition	19,364	2.50
17/10/05	Acquisition	23,114	Unreported
17/10/05	Disposition	4,865	Unreported

Date	Nature	Number of Shares	Consideration per Share ($)
17/10/05	Disposition	287,100	Unreported
17/10/05	Acquisition	120,000	2.65
17/10/05	Acquisition	77,600	Unreported
18/10/05	Disposition	537,000	Unreported
18/10/05	Disposition	150,000	Unreported
18/10/05	Disposition	3,750	Unreported
18/10/05	Acquisition	650,126	2.49
18/10/05	Disposition	398,925	Unreported
18/10/05	Disposition	470,000	Unreported
18/10/05	Acquisition	7,500	2.50
18/10/05	Acquisition	391,900	Unreported
18/10/05	Acquisition	200,000	2.49
18/10/05	Acquisition	129,202	2.49
18/10/05	Acquisition	22,579	2.49
18/10/05	Acquisition	13,580	2.49
18/10/05	Acquisition	114,858	2.49
18/10/05	Acquisition	3,750	Unreported
18/10/05	Disposition	30,000	Unreported
19/10/05	Disposition	1,000	Unreported
19/10/05	Acquisition	155,600	Unreported
19/10/05	Disposition	30,000	Unreported
19/10/05	Disposition	125,000	Unreported
19/10/05	Disposition	480,798	Unreported
19/10/05	Disposition	5,000	Unreported
19/10/05	Disposition	70,000	Unreported
19/10/05	Acquisition	137,720	Unreported
19/10/05	Disposition	4,500	Unreported
19/10/05	Acquisition	184,013	2.49
19/10/05	Acquisition	167,488	2.49
20/10/05	Acquisition	321	Unreported
20/10/05	Disposition	10,900	Unreported
20/10/05	Disposition	27,500	Unreported
20/10/05	Acquisition	3,396	Unreported
21/10/05	Disposition	4,552,658	2.50
21/10/05	Disposition	4,032,918	2.50
21/10/05	Disposition	2,713,210	2.50
21/10/05	Acquisition	9,363	Unreported
21/10/05	Acquisition	7,803	Unreported
21/10/05	Disposition	3,369	Unreported
21/10/05	Disposition	10,500	Unreported
25/10/05	Disposition	4,158,745	2.50
25/10/05	Disposition	856	2.50
25/10/05	Acquisition	6,985	2.52
25/10/05	Acquisition	22,452	2.52
25/10/05	Acquisition	9,000	2.51
25/10/05	Disposition	5,000	Unreported
25/10/05	Disposition	11,383	Unreported
25/10/05	Disposition	100,000	Unreported
25/10/05	Acquisition	100,000	2.51
25/10/05	Acquisition	130,541	2.51
25/10/05	Acquisition	58,265	2.51
25/10/05	Acquisition	67,331	2.51
25/10/05	Disposition	58,265	Unreported
25/10/05	Acquisition	500	2.51
26/10/05	Disposition	983,391	2.50
26/10/05	Disposition	9,045	2.50
26/10/05	Acquisition	5,300	2.52
26/10/05	Acquisition	3,431	Unreported
26/10/05	Disposition	500	Unreported
26/10/05	Disposition	900	Unreported
26/10/05	Disposition	400,000	Unreported
26/10/05	Acquisition	700,000	Unreported
27/10/05	Disposition	402,398	2.50
27/10/05	Disposition	178,767	2.50
27/10/05	Disposition	93,600	Unreported
27/10/05	Acquisition	23,692	Unreported
27/10/05	Disposition	986,970	Unreported
27/10/05	Disposition	50,000	Unreported
27/10/05	Acquisition	89,912	Unreported
27/10/05	Disposition	523,461	Unreported
27/10/05	Disposition	2,700	Unreported
27/10/05	Disposition	7,140	Unreported
27/10/05	Disposition	15,000	Unreported
27/10/05	Acquisition	500	Unreported
27/10/05	Disposition	984,702	Unreported

Date	Nature	Number of Shares	Consideration per Share ($)
28/10/05	Disposition	554,131	2.50
28/10/05	Disposition	10,050	Unreported
28/10/05	Acquisition	30,703	Unreported
28/10/05	Disposition	571,432	Unreported
28/10/05	Acquisition	45,995	Unreported
31/10/05	Disposition	223,595	2.50
31/10/05	Disposition	1,294,000	2.50
31/10/05	Disposition	135,595	2.50
31/10/05	Disposition	1,815,361	2.50
31/10/05	Acquisition	6,540	2.51
31/10/05	Acquisition	750	2.51
31/10/05	Disposition	361,700	Unreported
31/10/05	Disposition	300,000	Unreported
31/10/05	Acquisition	350,000	2.50
31/10/05	Disposition	29,000	Unreported
31/10/05	Disposition	591,876	Unreported
31/10/05	Disposition	3,235,000	Unreported
31/10/05	Acquisition	3,235,000	Unreported
1/11/05	Disposition	1,163,430	2.50
1/11/05	Disposition	30,702	2.50
1/11/05	Disposition	283,553	2.50
1/11/05	Disposition	72,800	Unreported
1/11/05	Disposition	250,000	Unreported
1/11/05	Acquisition	250,000	2.50
1/11/05	Disposition	540	Unreported
1/11/05	Disposition	634,000	Unreported
1/11/05	Acquisition	500,000	2.51
2/11/05	Disposition	26,722	2.50
2/11/05	Disposition	261,753	2.50
2/11/05	Disposition	1,743,624	2.50
2/11/05	Disposition	51,312	2.50
2/11/05	Disposition	1,705,533	2.50
2/11/05	Disposition	1,274,500	Unreported
2/11/05	Acquisition	150,000	2.50
2/11/05	Acquisition	613,954	Unreported
2/11/05	Acquisition	11,790	Unreported
3/11/05	Disposition	36,897	2.50
3/11/05	Disposition	15,191	2.50
3/11/05	Disposition	4,944,480	2.50
3/11/05	Acquisition	1,958	Unreported
3/11/05	Acquisition	235,184	Unreported
3/11/05	Disposition	387,435	Unreported
3/11/05	Disposition	3,235,000	Unreported
3/11/05	Acquisition	3,235,000	Unreported
3/11/05	Disposition	5,467	Unreported
3/11/05	Disposition	1,604,445	Unreported
4/11/05	Disposition	1,958	2.50
4/11/05	Disposition	12,496,600	2.50
4/11/05	Disposition	183,800	Unreported
4/11/05	Disposition	770	Unreported
4/11/05	Acquisition	300,000	2.50
4/11/05	Disposition	66,000	Unreported
4/11/05	Acquisition	29,900	2.50
4/11/05	Disposition	18,350	Unreported
7/11/05	Disposition	754,800	Unreported
7/11/05	Disposition	30,000	Unreported
7/11/05	Disposition	303,500	Unreported
7/11/05	Acquisition	14,816	2.53
7/11/05	Disposition	1,341,700	Unreported
7/11/05	Disposition	19,100	Unreported
7/11/05	Disposition	1,000,000	Unreported
8/11/05	Disposition	6,971,000	Unreported
8/11/05	Acquisition	105,718	Unreported
8/11/05	Disposition	423,265	Unreported
8/11/05	Disposition	1,000,000	Unreported
8/11/05	Disposition	45,000	Unreported
8/11/05	Disposition	910,700	Unreported
9/11/05	Acquisition	1,500,000	2.50
9/11/05	Acquisition	100,000	2.62
9/11/05	Disposition	451,741	Unreported
9/11/05	Disposition	1,710	Unreported
9/11/05	Disposition	744,787	Unreported
9/11/05	Disposition	57,343	Unreported
10/11/05	Acquisition	500	Unreported
10/11/05	Disposition	180,700	Unreported

Date	Nature	Number of Shares	Consideration per Share ($)
10/11/05	Acquisition	23,795	2.51
10/11/05	Acquisition	500,000	2.50
10/11/05	Disposition	274,600	Unreported
10/11/05	Disposition	22,200	Unreported
10/11/05	Disposition	700	Unreported
10/11/05	Acquisition	52,078	Unreported
10/11/05	Disposition	508,755	Unreported
11/11/05	Disposition	1,735	2.50
11/11/05	Acquisition	50,000	2.50
11/11/05	Acquisition	12,834	2.54
11/11/05	Disposition	877,800	Unreported
11/11/05	Acquisition	375	Unreported
11/11/05	Disposition	222,200	Unreported
11/11/05	Disposition	2,235,325	Unreported
11/11/05	Acquisition	900,000	2.50
11/11/05	Disposition	521,000	Unreported
11/11/05	Disposition	15,000	Unreported
11/11/05	Disposition	3,700	Unreported
14/11/05	Disposition	343,607	Unreported
14/11/05	Disposition	50,000	Unreported
14/11/05	Disposition	22,000	Unreported
14/11/05	Disposition	400	Unreported
14/11/05	Acquisition	831,250	2.51
14/11/05	Acquisition	6,300	2.51
14/11/05	Acquisition	150,750	2.51
14/11/05	Acquisition	87,360	2.51
14/11/05	Acquisition	424,340	2.51
14/11/05	Disposition	150,000	Unreported
14/11/05	Disposition	453,102	Unreported
15/11/05	Acquisition	38,982	Unreported
15/11/05	Disposition	19,000	Unreported
15/11/05	Disposition	6,000	Unreported
15/11/05	Disposition	49,500	Unreported
15/11/05	Acquisition	25,000	Unreported
15/11/05	Disposition	137,374	Unreported
15/11/05	Acquisition	938,693	Unreported
15/11/05	Disposition	13,300	Unreported
16/11/05	Disposition	38,982	2.50
16/11/05	Disposition	8,500	Unreported
16/11/05	Disposition	113,000	Unreported
16/11/05	Disposition	77,125	Unreported
17/11/05	Disposition	268,455	Unreported
17/11/05	Acquisition	10,000	2.51
17/11/05	Acquisition	10,000	2.51
17/11/05	Acquisition	48,000	2.51
17/11/05	Acquisition	92,289	2.51
17/11/05	Disposition	20,000	Unreported
18/11/05	Disposition	80,501	2.50
18/11/05	Disposition	10,114	2.50
18/11/05	Disposition	2,325	2.50
18/11/05	Disposition	221,248	2.50
18/11/05	Disposition	13,858	Unreported
18/11/05	Acquisition	8,220	Unreported
18/11/05	Disposition	409,557	Unreported
18/11/05	Disposition	150,000	Unreported
21/11/05	Disposition	606,335	2.50
21/11/05	Disposition	48,081	2.50
21/11/05	Disposition	34,027	Unreported
21/11/05	Acquisition	134,327	Unreported
21/11/05	Disposition	27,200	Unreported
21/11/05	Disposition	152,317	Unreported
22/11/05	Disposition	238,770	2.50
22/11/05	Disposition	5,300	2.50
22/11/05	Acquisition	173,800	2.51
22/11/05	Acquisition	6,750	2.53
22/11/05	Disposition	16,000	Unreported
22/11/05	Disposition	1	Unreported
22/11/05	Disposition	856,637	Unreported
23/11/05	Disposition	144,035	2.50
23/11/05	Disposition	71,816	2.50
23/11/05	Disposition	838,151	2.50
23/11/05	Disposition	498,834	2.50
23/11/05	Disposition	845,965	2.50
23/11/05	Disposition	4,777,608	2.50
23/11/05	Acquisition	2,750	2.51
23/11/05	Acquisition	300,000	2.50
23/11/05	Disposition	97,000	Unreported
23/11/05	Acquisition	3,050	2.51
23/11/05	Disposition	3,050	Unreported
24/11/05	Disposition	82,049	2.50
24/11/05	Disposition	2,962,948	2.50
24/11/05	Disposition	2,678,484	2.50
24/11/05	Disposition	381,351	2.50
24/11/05	Disposition	404,393	2.50
24/11/05	Disposition	2,903	2.50
24/11/05	Disposition	315,143	2.50
24/11/05	Disposition	19,000	2.50
24/11/05	Disposition	389,738	2.50
24/11/05	Disposition	19,075	2.50
24/11/05	Disposition	1,185,750	2.50
24/11/05	Disposition	14,228	Unreported
24/11/05	Disposition	21,202	Unreported
24/11/05	Disposition	9,934	Unreported
24/11/05	Disposition	687,970	Unreported
24/11/05	Disposition	60,113	Unreported
25/11/05	Disposition	9,685	2.50
25/11/05	Disposition	5,900	2.50
25/11/05	Disposition	160,000	2.50
25/11/05	Disposition	110,000	2.50
25/11/05	Disposition	8,250	2.50
25/11/05	Disposition	200	2.50
25/11/05	Disposition	275,800	2.50
25/11/05	Disposition	3,100	2.50
25/11/05	Disposition	2,000	2.50
25/11/05	Disposition	10,000	2.50
25/11/05	Disposition	37,900	2.50
25/11/05	Disposition	53,800	2.50
25/11/05	Disposition	813,851	2.50
25/11/05	Disposition	942,000	2.50
25/11/05	Disposition	2,000,000	2.50
25/11/05	Disposition	1,105,000	2.50
25/11/05	Disposition	1,747,000	2.50
25/11/05	Disposition	3,250,000	2.50
25/11/05	Disposition	2,000,000	2.50
25/11/05	Disposition	14,625,220	2.50
25/11/05	Disposition	3,735,755	2.50
25/11/05	Acquisition	48,443	2.51
25/11/05	Disposition	12,593,230	Unreported
25/11/05	Acquisition	238,579	2.50
25/11/05	Acquisition	24,500	Unreported
25/11/05	Disposition	2,400	Unreported
28/11/05	Disposition	20,000	2.50
28/11/05	Disposition	49,267	Unreported
28/11/05	Disposition	447,357	Unreported
28/11/05	Disposition	1,140	Unreported
29/11/05	Acquisition	70,000	2.50
29/11/05	Acquisition	4,931	2.50
29/11/05	Disposition	664,565	Unreported
29/11/05	Disposition	15,223	Unreported
30/11/05	Disposition	3,396	2.50
30/11/05	Disposition	3,500	Unreported
30/11/05	Disposition	246,388	Unreported
30/11/05	Disposition	606,905	Unreported
30/11/05	Disposition	3,756,456	Unreported
30/11/05	Disposition	61,997	Unreported
30/11/05	Acquisition	311,911	2.78
30/11/05	Acquisition	1,241,466	Unreported
30/11/05	Disposition	550,000	Unreported
1/12/05	Disposition	23,000	2.50
1/12/05	Acquisition	188,248	2.50
1/12/05	Disposition	5,916,768	Unreported
2/12/05	Disposition	346,000	2.50
2/12/05	Disposition	182,678	Unreported
2/12/05	Disposition	10,000	Unreported
2/12/05	Disposition	500,020	Unreported
2/12/05	Disposition	845,000	Unreported
2/12/05	Acquisition	28,100	2.50
2/12/05	Disposition	390,000	Unreported
5/12/05	Disposition	990,900	2.50
5/12/05	Disposition	5,250	2.50
5/12/05	Disposition	152,000	2.50
5/12/05	Disposition	110,037	Unreported
5/12/05	Acquisition	11,148	Unreported
5/12/05	Disposition	170,000	Unreported
5/12/05	Disposition	450,000	Unreported
5/12/05	Disposition	200,000	Unreported
5/12/05	Disposition	1,447,800	Unreported
5/12/05	Disposition	381,840	Unreported
5/12/05	Disposition	30,000	Unreported
5/12/05	Disposition	424,119	Unreported
5/12/05	Disposition	37,226	Unreported
6/12/05	Acquisition	3,000	2.50
6/12/05	Acquisition	16,700	2.50
6/12/05	Acquisition	350,000	Unreported
6/12/05	Disposition	26,000	Unreported
6/12/05	Disposition	350,000	Unreported
6/12/05	Disposition	51,525	Unreported
7/12/05	Disposition	969,648	2.50
7/12/05	Disposition	40,950	2.50
7/12/05	Disposition	2,300	Unreported
7/12/05	Disposition	550,000	Unreported
7/12/05	Disposition	13,000	Unreported
8/12/05	Disposition	6,000,000	2.50
8/12/05	Disposition	700,747	2.50
8/12/05	Disposition	159,501	2.50
8/12/05	Disposition	3,003,288	2.50
8/12/05	Disposition	131,792	2.50
8/12/05	Disposition	489,804	2.50
8/12/05	Disposition	37,480	2.50
8/12/05	Disposition	1,200	Unreported
8/12/05	Acquisition	1,700	2.50
8/12/05	Acquisition	69,219	Unreported
8/12/05	Disposition	15,147	Unreported
8/12/05	Disposition	59,562	Unreported
9/12/05	Disposition	1,195,987	2.50
9/12/05	Disposition	5,023,061	2.50
9/12/05	Disposition	616,880	2.50
9/12/05	Disposition	266,100	2.50
9/12/05	Disposition	18,475	2.50
9/12/05	Disposition	43,107	2.50
9/12/05	Disposition	40,659	2.50
9/12/05	Disposition	97,395	2.50
9/12/05	Disposition	148,929	2.50
9/12/05	Disposition	460,599	2.50
9/12/05	Disposition	10,224	Unreported
9/12/05	Disposition	4,700,000	Unreported
9/12/05	Disposition	37,400	Unreported
9/12/05	Acquisition	59,562	Unreported
9/12/05	Acquisition	323,200	2.49
9/12/05	Disposition	24,375	Unreported
9/12/05	Disposition	2,186,186	Unreported
9/12/05	Disposition	3,600	Unreported
12/12/05	Disposition	540,619	Unreported
12/12/05	Disposition	3,121	Unreported
13/12/05	Disposition	8,735	2.50
13/12/05	Disposition	20,000	Unreported
13/12/05	Disposition	2,400	Unreported
13/12/05	Disposition	181,212	Unreported
13/12/05	Acquisition	20,000	Unreported
13/12/05	Acquisition	18,900	Unreported
14/12/05	Disposition	10,534	Unreported
14/12/05	Disposition	800	Unreported
14/12/05	Acquisition	1,862,724	Unreported
14/12/05	Disposition	27,500	Unreported
15/12/05	Acquisition	2,400	2.52
15/12/05	Disposition	210,000	Unreported
15/12/05	Disposition	1,220,000	Unreported
15/12/05	Acquisition	479,558	2.51
15/12/05	Acquisition	851,957	2.51
15/12/05	Disposition	63,091	Unreported
15/12/05	Disposition	61,909	Unreported
16/12/05	Disposition	46,780	2.50
16/12/05	Acquisition	6,100	Unreported
16/12/05	Disposition	126,000	Unreported
16/12/05	Disposition	125,000	Unreported

Date	Nature	Number of Shares	Consideration per Share ($)
16/12/05	Disposition	564	Unreported
16/12/05	Acquisition	75,700	Unreported
19/12/05	Disposition	43,628	Unreported
19/12/05	Disposition	250,000	Unreported
19/12/05	Disposition	43,244	Unreported
19/12/05	Disposition	270,614	Unreported
20/12/05	Acquisition	12,700	2.51
20/12/05	Disposition	102,800	Unreported
20/12/05	Disposition	47,075	Unreported
21/12/05	Disposition	27,047	2.50
21/12/05	Disposition	2,610	2.50
21/12/05	Disposition	17,253	2.50
21/12/05	Disposition	1,524,433	2.50
21/12/05	Disposition	12,000	Unreported
21/12/05	Acquisition	129,184	2.50
21/12/05	Acquisition	20,016	Unreported
21/12/05	Disposition	51	Unreported
21/12/05	Disposition	5,800	Unreported
21/12/05	Disposition	54,184	Unreported
22/12/05	Disposition	385,000	2.50
22/12/05	Disposition	520,016	2.50
22/12/05	Disposition	485,621	2.50
22/12/05	Disposition	170,579	2.50
22/12/05	Disposition	5,435	2.50
22/12/05	Disposition	6,750	Unreported
22/12/05	Acquisition	20,000	2.51
22/12/05	Disposition	38,348	Unreported
22/12/05	Disposition	20,000	Unreported
23/12/05	Disposition	5,000	2.50
23/12/05	Disposition	60,000	2.50
23/12/05	Acquisition	7,199	Unreported
23/12/05	Acquisition	107,000	Unreported
23/12/05	Disposition	165,008	Unreported
23/12/05	Disposition	2,000,000	Unreported
23/12/05	Disposition	495,500	Unreported
28/12/05	Acquisition	1,000,000	2.50
28/12/05	Disposition	45,423	Unreported
28/12/05	Acquisition	39,369	Unreported
28/12/05	Acquisition	15,135	Unreported
29/12/05	Acquisition	2,000	2.51
29/12/05	Disposition	150,000	Unreported
29/12/05	Acquisition	32,041	Unreported
29/12/05	Disposition	787	Unreported
30/12/05	Acquisition	282,854	Unreported
30/12/05	Acquisition	100,000	Unreported
4/1/06	Disposition	200	Unreported
4/1/06	Disposition	27,300	Unreported
4/1/06	Disposition	3,450	Unreported
4/1/06	Disposition	12,849	Unreported
5/1/06	Acquisition	47,075	Unreported
5/1/06	Disposition	1,030	Unreported
5/1/06	Acquisition	12,383	2.52
5/1/06	Disposition	365,350	Unreported
6/1/06	Disposition	993,955	2.50
6/1/06	Acquisition	162,384	2.51
6/1/06	Disposition	400,400	Unreported
6/1/06	Disposition	250	Unreported
6/1/06	Disposition	814,141	Unreported
6/1/06	Acquisition	355,250	2.51
6/1/06	Acquisition	644,750	2.51
9/1/06	Disposition	58,774	2.50
9/1/06	Disposition	5,000	Unreported
9/1/06	Disposition	100,000	Unreported
9/1/06	Acquisition	190,882	Unreported
9/1/06	Disposition	32,500	Unreported
9/1/06	Disposition	95,000	Unreported
10/1/06	Acquisition	48,110	Unreported
10/1/06	Acquisition	322,163	Unreported
11/1/06	Disposition	20,250	2.50
11/1/06	Acquisition	4,381	2.53
11/1/06	Acquisition	376,529	Unreported
12/1/06	Disposition	1	2.50
12/1/06	Disposition	47,176	2.50
12/1/06	Disposition	11,000	2.50
12/1/06	Acquisition	800	2.54
12/1/06	Acquisition	1,600	2.54
12/1/06	Acquisition	17,253	2.53
12/1/06	Disposition	28,369	Unreported
12/1/06	Disposition	30,440	Unreported
12/1/06	Disposition	170,000	Unreported
13/1/06	Acquisition	382,402	2.56
13/1/06	Disposition	300,000	Unreported
16/1/06	Disposition	803,075	Unreported
16/1/06	Acquisition	129,566	2.56
16/1/06	Disposition	625,000	Unreported
16/1/06	Disposition	250,000	Unreported
16/1/06	Acquisition	40,000	Unreported
16/1/06	Acquisition	685,000	Unreported
16/1/06	Acquisition	500,000	Unreported
17/1/06	Disposition	260,000	Unreported
17/1/06	Disposition	10,000	Unreported
17/1/06	Disposition	300,500	Unreported
18/1/06	Disposition	120,594	Unreported
18/1/06	Disposition	175,882	Unreported
18/1/06	Acquisition	30,000	2.57
18/1/06	Acquisition	462,026	2.53
18/1/06	Acquisition	1,500,000	Unreported
19/1/06	Acquisition	270,820	Unreported
19/1/06	Disposition	20,300	Unreported
20/1/06	Acquisition	10,575	Unreported
20/1/06	Disposition	250,000	Unreported
20/1/06	Acquisition	28,000	2.54
20/1/06	Disposition	67,000	Unreported
20/1/06	Acquisition	50,000	2.56
20/1/06	Disposition	213,425	Unreported
20/1/06	Disposition	48,110	Unreported
23/1/06	Acquisition	37,000	2.57
23/1/06	Disposition	369,300	Unreported
23/1/06	Disposition	400,000	Unreported
23/1/06	Disposition	140,700	Unreported
24/1/06	Acquisition	32,860	2.64
24/1/06	Acquisition	500,000	Unreported
24/1/06	Disposition	43,450	Unreported
24/1/06	Disposition	8,050	Unreported
25/1/06	Disposition	3,533	2.50
25/1/06	Disposition	100,000	Unreported
25/1/06	Disposition	755,000	Unreported
25/1/06	Disposition	255,605	Unreported
25/1/06	Disposition	720,000	Unreported
25/1/06	Disposition	1,000,000	Unreported
25/1/06	Disposition	28,500	Unreported
26/1/06	Disposition	56,500	2.50
26/1/06	Disposition	600	Unreported
26/1/06	Disposition	13,451	Unreported
27/1/06	Acquisition	26,500	2.58
27/1/06	Acquisition	37,000	Unreported
27/1/06	Disposition	40,000	Unreported
27/1/06	Disposition	110,039	Unreported
31/1/06	Acquisition	2,800	Unreported
31/1/06	Acquisition	15,400	2.69
31/1/06	Acquisition	120,000	2.69
31/1/06	Disposition	488,000	Unreported
31/1/06	Disposition	1,600	Unreported
1/2/06	Disposition	6,593	Unreported
1/2/06	Acquisition	7,204	Unreported
1/2/06	Disposition	63,800	Unreported
2/2/06	Acquisition	300	Unreported
3/2/06	Acquisition	1,600	2.58
3/2/06	Disposition	100,000	Unreported
3/2/06	Acquisition	35,000	Unreported
3/2/06	Disposition	30,000	Unreported
7/2/06	Disposition	4,500	Unreported
7/2/06	Disposition	1,500	Unreported
8/2/06	Acquisition	1,500	2.59
8/2/06	Acquisition	15,172	2.59
8/2/06	Disposition	84,989	Unreported
8/2/06	Disposition	200,000	Unreported
8/2/06	Disposition	2,200	Unreported
8/2/06	Acquisition	270,243	Unreported
8/2/06	Disposition	15,913	Unreported
9/2/06	Acquisition	15,913	Unreported
10/2/06	Disposition	2,000	Unreported
10/2/06	Acquisition	35,000	2.72
10/2/06	Disposition	24,632	Unreported
10/2/06	Acquisition	50,000	Unreported
10/2/06	Acquisition	350,000	2.72
13/2/06	Acquisition	150,000	2.72
13/2/06	Acquisition	718,000	Unreported
14/2/06	Disposition	42,800	Unreported
14/2/06	Acquisition	105,000	Unreported
14/2/06	Disposition	25,000	Unreported
14/2/06	Acquisition	117,254	Unreported
15/2/06	Disposition	45,743	Unreported
15/2/06	Acquisition	221,191	2.79
15/2/06	Acquisition	100,000	Unreported
16/2/06	Acquisition	73,000	Unreported
16/2/06	Acquisition	250,000	2.72
16/2/06	Disposition	9,154	Unreported
16/2/06	Disposition	57,500	Unreported
16/2/06	Disposition	143,837	Unreported
16/2/06	Acquisition	250	Unreported



To:	Market Announcement Platform Company Announcement Platform	Company:	NZX ASX
From:	Shehnaz Hajati	Date:	17 February 2006

Subject:

Rank issues Press Release in relation to Offer – Independent Directors Recommend Acceptance

Carter Holt Harvey Limited (CHH) refers to the attached Press Release made today by Rank Group Investments Limited (Rank) in relation to the full Takeover Offer to acquire all of the outstanding CHH shares that it does not own (Offer).

Following receipt of Rank's Takeover Notice on 3 February 2006, the Independent Directors instructed Grant Samuel & Associates Limited to advise them on the merits of the proposed Offer. Grant Samuel has valued the CHH shares at $2.43 to $2.89 per share compared to the Offer price of $2.75 per share and considers the Offer to be fair. Accordingly, the Independent Directors recommend CHH shareholders accept the Offer.

A letter from the Independent Directors setting out the detail behind their recommendation together with CHH's Target Company Statement and Grant Samuel's independent adviser report will be posted to CHH shareholders with Rank's Offer Document. This documentation will be available on CHH's website www.chh.com. The Independent Directors encourage all shareholders to review these documents in their entirety.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
Shehnaz Hajati
Manager - Company Secretarial
Telephone: 64 9 262 6174
Facsimile: 64 9 262 6089

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone 64 9 262 6000
Facsimile 64 9 262 6099

www.chh.com

RANK GROUP INVESTMENTS LIMITED

LEVEL 12, 132-138 QUAY ST., PO BOX 3515, AUCKLAND, NEW ZEALAND

$2.75 CASH OFFER FOR REMAINING CARTER HOLT HARVEY SHARES

Rank Group Investments Limited confirms its previously notified intention to make a full takeover offer for all the shares in Carter Holt Harvey Limited that it does not already own.

The offer price will be $2.75 per share. The offer will remain subject to a non-waivable condition to take Rank's holding to 90%. At 90%, Rank will declare the offer unconditional and payment to shareholders who have accepted at that time will be made within three business days. The offer is expected to be dated Monday 20 February 2006, with immediate despatch of the offer to shareholders.

The offer now incorporates an acceptance facility, which will be open to all Carter Holt Harvey shareholders. Shareholders using this facility have the confidence that their acceptance will only be used if the offer is unconditional, while providing the flexibility to withdraw at any stage prior to Rank confirming that the offer is unconditional.

17 February 2006

For further information contact:

Geoff Senescall – Senescall Akers: 021 481234

Matt Whineray – First New Zealand Capital: 09 302 5543 / 021 995 543



To: Market Announcement Platform — Company: NZX
Company Announcement Platform — ASX

From: Shehnaz Hajati — Date: 17 February 2006

Subject: **Carter Holt Harvey Directors consent to revised Rank Offer**

Pursuant to Rule 44(1)(b)(iii) of the Takeovers Code, the directors of Carter Holt Harvey Limited ("CHH") have consented to certain proposed variations to the takeover offer to be made by Rank Group Investments Limited ("Rank") in relation to all of the outstanding shares in CHH that it does not own. A copy of the consent letter is attached.

The Offer price will be $2.75 per share. The Offer will remain subject to a non-waivable condition to take Rank's holding to 90%. The Offer now incorporates an acceptance facility, which will be open to all CHH shareholders. Acceptances from shareholders using this facility will only be used if the Offer is unconditional, while providing shareholders the flexibility to withdraw at any stage prior to Rank confirming that the Offer is unconditional. Full details of the Offer will be set out in Rank's Offer Document.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
Shehnaz Hajati
Manager - Company Secretarial
Telephone: 64 9 262 6174
Facsimile: 64 9 262 6089

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone 64 9 262 6000
Facsimile 64 9 262 6099

www.chh.com

CarterHoltHarvey

17 February 2006

Rank Group Investments Limited
C/- Harmos Horton Lusk
Level 37, Vero Centre
48 Shortland Street
AUCKLAND

CONSENT TO VARIATIONS TO TAKEOVER OFFER

1. BACKGROUND

1.1 On 3 February 2006, Carter Holt Harvey Limited ("**CHH**") received notice from Rank Group Investments Limited ("**Rank**") of its intention to make a full takeover offer for all of the shares in CHH on the terms and conditions attached to the notice ("**Offer**").

1.2 On 13 February 2006, the Takeovers Panel ("**Panel**") held a meeting (pursuant to section 32 of the Takeovers Act 1993) to determine whether the Offer complied with Rule 24 of the Takeovers Code ("**Code**").

1.3 On 15 February 2006 the Panel:

(a) issued a determination that the Offer did not comply with the Code; and

(b) accepted an enforceable undertaking from Rank under which Rank agreed it would not make the Offer unless the Offer was varied with the consent of the CHH board to provide for an offer conditional on 90% acceptance, with a simple consideration of $2.75 per share.

1.4 On 17 February 2006, Rank's solicitors, acting on behalf of Rank, requested that CHH's directors consent to the variations to the Offer marked in the offer document attached to this letter ("**Proposed Variations**").

1.5 In considering this request, we note that the directors of CHH that represent Rank (being Messrs Hart, Degnan, Hardman, and Murray) have excluded themselves from participating in deliberations on this matter, as a result of their conflict of interest. We note also that Mark Burrows and myself have been appointed as a sub committee of the Board, being the independent directors, to deal with all matters pertaining to the Offer. Accordingly, the consent provided in this letter has been approved by Mark Burrows and myself acting in our capacities as independent directors.

2. CONSENT

2.1 Pursuant to Rule 44(1)(b)(iii) of the Code the directors of CHH consent to the Proposed Variations.

Signed for and on behalf of the directors of Carter Holt Harvey Limited by:

John Maasland
Chairman



To:	Market Announcement Platform Company Announcement Platform	Company:	NZX ASX
From:	Shehnaz Hajati	Date:	16 February 2006

Subject:

Rank Group Notice of Takeover Offer Record Date

Carter Holt Harvey Limited has received notice dated 16 February 2006 from Rank Group Investments Limited as required under Rule 43 of the Takeovers Code.

The notice relates to Rank Group Investments Limited's offer to purchase all the fully paid ordinary shares in Carter Holt Harvey Limited that it does not already own.

The notice specifies that the Record Date for the offer of ordinary shares is Monday, 20 February 2006.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
Shehnaz Hajati
Manager - Company Secretarial
Telephone: 64 9 262 6174
Facsimile: 64 9 262 6089

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone: 64 9 262 6000
Facsimile: 64 9 262 6099

www.chh.com

☐ LEVEL 12, RESERVE BANK BUILDING
2 THE TERRACE, PO BOX 1171, WELLINGTON
phone: 64 4 471 4618, fax: 64 4 471 4619
email: takeovers.panel@takeovers.govt.nz
website: www.takeovers.govt.nz ☐

TAKEOVERS PANEL

News Release

15 February 2006

RANK'S PROPOSED OFFER FOR CHH DOES NOT COMPLY WITH TAKEOVERS CODE

Rank Group Investments Limited's proposed takeover offer for Carter Holt Harvey Limited does not comply with the Code, the Takeovers Panel has determined.

Rank's notice of intention to make a takeover offer dated 3 February 2006 stated the offer price as $2.75 in cash. This was made up of a base consideration of $2.70 plus an additional payment of $0.05 per share.

The notice stated that the offer price of $2.75 per share would be paid only if Rank received sufficient acceptances to become the holder or controller of more than 90% of CHH by the close of the seventh business day after the date of the offer. If Rank became the holder or controller of more than 90% of CHH after that seven day period the offer price would be $2.70 per share.

Rule 24 of the Code requires an offer to specify the period that it will be open which must be a minimum of 30 days.

Ranks' proposed offer stated that it would be open for a period of 30 days. However, the Panel considers that the limiting terms of the proposed offer, in respect of the full offer price of $2.75, have the effect of shortening the offer period for the full price from 30 days to seven business days.

Accordingly, the Panel determined at its meeting yesterday that Rank's proposed offer does not comply with rule 24 of the Code.

The Panel has accepted an enforceable undertaking from Rank to remedy the defect in the proposed offer.

To remedy the defect Rank has undertaken that it will only make a takeover offer on the basis of its current takeover notice if:

- the offer price is $2.75 per share; and
- the offer at $2.75 per share is open for a minimum period of thirty days.

Such an offer will not contain any conditions requiring early acceptance.

The enforceable undertaking is made under section 31T of the Takeovers Act 1993.

The full text of the Panel's determination is available on the Panel's website at www.takeovers.govt.nz

... ends ...

Ref: 730-020 / #77854

BEFORE THE TAKEOVERS PANEL

IN THE MATTER OF the Takeovers Act 1993 and the Takeovers Code

AND

IN THE MATTER OF a meeting held under section 32 of the Takeovers Act 1993 to determine whether Rank Group Investments Limited has not acted, or is not acting, or intends not to act in compliance with the Takeovers Code by including in the terms of its proposed offer for all the shares in Carter Holt Harvey Limited it does not already hold a provision that a component of the consideration would be payable only if by the close of the seventh business day after the date of the offer it had received valid acceptances that, when taken together with voting securities it already held or controlled, conferred more than 90% of the voting rights in Carter Holt Harvey Limited.

MEETING: 13 February 2006 at Auckland

MEMBERS: J C King (Chairman)
D O Jones
C G Giffney
K J O'Connor

APPEARANCES: A Harmos, G Horton, K Helem and N Starrenburg, representing Rank Group Investments Limited;
R A Dobson QC as counsel assisting the Panel

IN ATTENDANCE: M M Hemphill and G J Miller (from Panel Executive)

DETERMINATION: 15 February 2006

DETERMINATION

Background

1. Carter Holt Harvey Limited ("CHH") is a company whose shares are listed on the New Zealand Stock Exchange and as such is a code company for the purposes of the Takeovers Code ("the Code").

2. Rank Group Investments Limited ("Rank"), a company incorporated in New Zealand, currently holds 85.7% of the voting securities in CHH as a result of a takeover offer made on 14 September 2005 which closed on 27 January 2006.

3. On 3 February 2006 Rank gave notice under rule 41 of the Code of its intention to make a further full offer for the voting securities of CHH not already held by it.

4. As required by rule 41(b) of the Code the notice of intention to make a takeover offer (the "takeover notice") was accompanied by details of the terms and conditions of the proposed offer. The terms and conditions of the proposed offer were given in the form of a draft offer document (the "draft offer document").

5. The draft offer document states that the consideration payable under the offer would be as follows:

> *The consideration offered by Rank for each CHH share is, subject to the requirements set out in this paragraph 2.1,* ***$2.75 in cash****, comprising:*
>
> *(a) a base consideration of $2.70 in cash per CHH Share ("****Base Consideration****"); plus*
>
> *(b) an additional payment of $0.05 in cash per CHH Share ("****Additional Consideration****").*
>
> *The additional consideration will be paid only if, by the end of the day that is seven Business Days after the date of this Offer, such day being* ***[insert date]*** *February 2006 ("****Additional Consideration Date****"), Rank has received valid acceptances of this Offer in respect of CHH Shares that, when aggregated with Rank's existing ownership of CHH Shares (as at the date of this Offer) will result in Rank holding or controlling 90% of more of the total number of CHH Shares on issue. ....*

6. The draft offer document also states that:

> *If the Additional Consideration becomes payable in accordance with paragraph 2.1, the Additional Consideration will be paid to each Carter Holt Harvey shareholder that accepts this Offer (each, an "****accepting Carter Holt Harvey shareholder****"), regardless of when they accept this Offer.*

7. The proposed offer is to be subject to a 90% minimum acceptance condition that is not expressed to be waiveable by the offeror.

Initial actions by the Panel

8. The Panel received a copy of Rank's takeover notice and draft offer document on 3 February 2006 as required by rule 47 of the Code. Upon reviewing the draft offer document the Panel was concerned as to whether the terms of Rank's proposed offer, and in particular the provision that part of the consideration would be payable only if, through acceptances of the offer, Rank would become the holder of controller of more than 90% of the voting rights in CHH by the end of the seventh business day after the date of the offer, would comply with the requirement in rule 24 of the Code that an offer period be for a minimum of 30 days.

9. Rule 24(1) and (2) provide:

> *(1) An offer must specify the period for which it will remain open and, subject to rules 25(4) and 26(1), must remain open for that period.*
>
> *(2) The offer period must -*
>
> *(a) commence with the date of the offer; and*
>
> *(b) be not shorter than 30 days, and not longer than 90 days.*

10. On 6 February 2006 the Panel wrote to Harmos Horton Lusk, legal advisers to Rank, seeking urgent comments on the Code compliance of Rank's offer.

11. On 8 February 2006 the Panel met to consider the terms of Rank's proposed offer and the comments provided by Rank's legal advisers.

12. At its meeting on 8 February 2006, the Panel passed the following resolution:

> *"On or about 3 February 2006 Rank notified its intention to make a full takeover offer for all the voting securities of CHH not already held by Rank.*
>
> *The draft offer document which accompanied the takeover notice stated that the consideration offered by Rank for each CHH share was, subject to certain other requirements set out in the draft offer document, $2.75 in cash, comprising:*
>
> *(a) a base consideration of $2.70 ("the base consideration"); plus*
>
> *(b) an additional payment of $0.05 ("the additional consideration").*

The draft offer document stated that the additional consideration would become payable only if, by the close of the seventh business day after the date of the offer, Rank had received valid acceptances that, when taken together with voting securities already held or controlled by Rank, conferred more than 90% of the voting rights in CHH.

The draft offer document stated that the offer was subject to a 90% minimum acceptance condition that was not expressed to be waivable by Rank.

The Panel considers that the terms of Rank's proposed offer may not comply with rule 24 of the Code because the limited terms of the proposed offer in respect of the full price may have the effect of shortening the offer period for the offer at $2.75 from 30 days as required by rule 24(2) of the Code, to seven business days. Accordingly, the Panel considers that Rank may not have acted or may not be acting or may intend not to act in compliance with the Code.

The Panel has decided not to issue any restraining orders because Rank is unable to send its proposed offer to shareholders until 17 February 2006.

13. On 9 February 2006 the Panel gave notice of its intention to hold a meeting under section 32 of the Takeovers Act 1993 (the "Act") on Monday 13 February 2005 in Auckland.

14. Rank was requested to provide written submissions to the Panel by 5 p.m. on Friday 10 February 2006. Rank provided its written submissions as requested. At the Panel's meeting on 13 February 2006 Rank's legal advisers spoke to their written submissions.

15. CHH was given the opportunity to attend the Panel's meeting but decided not to do so. CHH made no submissions on the issues before the Panel.

Rank's submissions

16. Rank submitted that the term of the offer relating to the payment of an additional consideration component if Rank becomes the dominant owner of CHH through acceptances within seven business days of the offer date does not breach rule 24.

17. Rank argued that the seven day period for satisfaction of the condition for payment of the additional consideration component is not a limitation of the offer period but a reference point for a variable pricing mechanism.

18. Rank submitted that the time frame for satisfaction of the condition for payment of the additional consideration component has no effect on the offer period which remains at 30 days (or a longer period if the offer were extended in accordance with the Code). Rank submitted that the offer and its terms are incapable of being dissected and that the offer must be considered in its entirety. Regardless of whether the 90% acceptance level requirement is met within seven business days, the offer, with a consideration of either $2.75 or $2.70 per share, will be capable of acceptance for the 30 day period required by the Code.

19. In Rank's view rule 24 of the Code simply requires an offer to specify an offer period of at least 30 days from the date of the offer during which time the offer will be available for acceptance by the target company shareholders.

20. Rank states that the additional consideration component is a contractual provision and as such is permitted by the Code. In support of this Rank noted that the Panel has on a number of occasions stated that subject to the express requirements of the Code an offeror is free to establish offer terms and conditions in accordance with normal contractual principles. Rank contends that it is not inconsistent with the Code to have economic or other consequences for all acceptors flowing from a contractual provision relating to the time of acceptance by some shareholders within the offer period.

21. In characterising the additional consideration component as a variable pricing mechanism Rank noted that the Panel had in the past indicated that certain variable pricing mechanisms would be permitted. A practice note on variable pricing (dated 11 December 2002) stated that a variable priced offer which, for example, provided for a higher offer price being payable if the compulsory acquisition threshold were reached or if another specified event occurred, was permissible under the Code provided that all acceptors of the offer receive the same consideration in accordance with rule 20[1].

22. Rank stated that all acceptors of the offer would receive the same consideration as required by rule 20 and the additional consideration component of its offer has the

---

[1] Rule 20 of the Code provides that:
"*An offer must be made on the same terms and provide the same consideration for all securities belonging to the same class of equity securities under offer*".

same effect as other variable priced offers which the Panel has previously considered Code compliant.

23. Rank also submitted that although the provisions relating to payment of the additional consideration component were intended to encourage early acceptance of the offer they were not coercive. CHH shareholders would be free to reject or accept the offer at any time within the offer period. Rank suggested that every offer by virtue of its nature and time frames includes an element of pressure.

Panel analysis

24. The Panel had to determine whether Rank had not acted, or was not acting, or intended not to act in compliance with the Code by providing in the terms of its proposed offer that part of the consideration would only be paid if, by acceptances of the offer, it became the holder or controller of more than 90% of the voting rights in CHH by the close of the seventh business day after the date of the offer.

25. The Panel agrees with Rank that parties are free to include contractual terms in offers but such terms must be within the framework of the Code. The Panel considers that the additional consideration component of Rank's offer is not within the framework of the Code.

26. The Code is an enhanced participation regime designed to ensure that all shareholders participate in the takeover process. The framework of the Code includes two key components to help achieve this:

    (a) The first is to ensure that shareholders have sufficient information on which to decide for themselves the merits of a takeover offer;

    (b) The second is to give shareholders a reasonable time in which to receive and consider the information and to consider the merits of an offer.

27. The reasonable period of time for shareholders to consider the merits of an offer is prescribed by rule 24(1) and (2), the key elements of which for the purposes of this case are:

(a) That the offer must specify the period for which it will remain open and must remain open for that period; and

(b) That the offer period must be not shorter than 30 days.

28. The draft offer document specified an offer period of 30 days from the date of the offer. However, one part of the offer, the additional consideration component, will only be available if acceptances are received which result in Rank becoming the dominant owner of CHH within seven business days from the date of the offer.

29. The Panel agrees with Rank's submission that the offer and its terms are incapable of being dissected and that the offer must be considered in its entirety. In determining whether the entire offer complies with rule 24 the Panel is entitled to look at the effect of the offer and all its terms and components.

30. The effect of the limitation on the availability of the additional consideration component is that if CHH shareholders wished to receive the additional consideration component a significant portion of them would need to accept the offer within seven business days of the date of the offer. They would not be able to consider the offer for the 30 day period required by rule 24(2) and specified by Rank as the offer period.

31. Accordingly the effect of the provision in the offer relating to the additional consideration component is to shorten the period within which shareholders can consider the offer in its entirety from 30 calendar days to seven business days from the date of the offer.

32. In the Panel's view the Code does not allow bidders to introduce terms for a differential payment, dependent on early acceptance by the holders of a stipulated number of shares. To do so effectively reduces the nominated offer period, to the shorter time given for acceptances to contribute to the achievement of the higher price. The minimum offer period required by rule 24 is clearly intended to prevent the terms of an offer being used to shorten the offer period below either the period that the offer will be open for required to be stipulated under rule 24(1), or the minimum period of 30 days required by rule 24(2).

33. In this case the terms of the offer would mean that the offer in its entirety will not remain open for the period specified in the offer document. In addition, a particular component of the offer is not open for acceptance after the first seven business days, which is less than the required 30 day period.

34. Rank characterised the additional consideration component as a variable pricing mechanism and the seven day period for satisfaction of the condition as a reference point for pricing. The provision may well be a variable pricing mechanism but for the reasons stated above it breaches the provisions of rule 24 and therefore is not permissible.

Determination

35. The Panel determines that the limiting terms of the proposed offer in respect of the full offer price of $2.75 have the effect of shortening the period during which shareholders can consider the offer in its entirety from 30 calendar days as required by rule 24(2) to seven business days from the date of the offer.

36. In addition the offer would not comply with rule 24(1) as the offer in its entirety would, in effect, not be open for the period specified in the offer document, in this case 30 days.

37. Accordingly, the Panel determines that it is not satisfied that Rank has acted, or is acting, or intends to act in compliance with the Code in that the terms of Rank's proposed takeover offer do not comply with rule 24 of the Code.

Remedies

38. To remedy the defect in the proposed offer the Panel has accepted an undertaking from Rank, under section 31T of the Act, that it will only make a takeover offer for CHH on the basis of the takeover notice of 3 February 2006 if:

    (a) The terms and conditions of the offer are varied so that offer price will be $2.75 per share and there are no conditions requiring early acceptance in order for the consideration to be paid; and

(b) The prior written approval of the directors of CHH is given in respect of the variation required under subclause (a) (pursuant to rule 44(1)(b)(iii).

39. Rank has provided the Panel with an undertaking in the terms outlined above.

Costs

38. The Panel will deal with costs separately in terms of the Takeovers (Fees) Regulations 2001.

DATED at Auckland this 15th day of February 2006

SIGNED for and on behalf of the Panel

by the Chairman ____________________

J C King

TAKEOVERS PANEL

LEVEL 12, RESERVE BANK BUILDING
2 THE TERRACE, PO BOX 1171, WELLINGTON
phone: 64 4 471 4618, fax: 64 4 471 4619
email: takeovers.panel@takeovers.govt.nz
website: www.takeovers.govt.nz

News Release

9 February 2006

TAKEOVERS PANEL CONSIDERS RANK'S PROPOSED OFFER MAY NOT COMPLY WITH CODE

The Takeovers Panel will hold a meeting on Monday 13 February 2006 to determine whether Rank Group Investments Limited's proposed takeover offer for Carter Holt Harvey Limited complies with the Code.

On 3 February 2006 Rank gave notice of its intention to make a further takeover offer for the shares in CHH it does not already hold. The draft offer document which accompanied the notice stated the offer price as $2.75 in cash, comprising a base consideration of $2.70 plus an additional payment of $0.05 per share.

The draft offer document stated that the offer price of $2.75 per share would be paid only if Rank received sufficient acceptances to become the holder or controller of more than 90% of CHH by the close of the seventh business day after the date of the offer. If Rank became the holder or controller of more than 90% of CHH after that seven day period the offer price would be $2.70 per share.

The Panel considers that the terms of Rank's proposed offer may not comply with the requirement in the Code that an offer be open for 30 days. The limiting terms of the proposed offer in respect of the full offer price of $2.75 have the effect of shortening the offer period for an offer at that full price from 30 days to seven business days.

A formal notice of the meeting is available on the Panel's website at www.takeovers.govt.nz

The Panel is not issuing any restraining orders in relation to the proposed offer because under the Code the offer document cannot be sent to shareholders until Friday 17 February 2006 at the earliest.

... ends ...

Ref: 730-020 / #77793

NOTICE OF MEETING PURSUANT TO SECTION 32 OF THE TAKEOVERS ACT 1993

9 February 2006

TO: Rank Group Investments Limited
C/- Harmos Horton Lusk
Facsimile: 09 921 4319
AUCKLAND

Attention: Andrew Harmos/Greg Horton

NOTICE IS HEREBY GIVEN:

THAT on 8 February 2006 the Takeovers Panel ("**the Panel**") met to consider whether the proposed terms of a full takeover offer that Rank Group Investments Limited ("**Rank**") intends to make for all the voting securities of Carter Holt Harvey Limited ("**CHH**") comply with the Takeovers Code ("**the Code**").

The Panel has decided to convene a meeting pursuant to section 32(1) of the Takeovers Act 1993. The Panel considers that the terms of Rank's proposed offer may not comply with rule 24 of the Code because the terms of the proposed offer provide that 5 cents of the consideration is only available to accepting shareholders if, through the level of acceptances, Rank becomes the holder or controller of more than 90% of the voting rights in CHH within seven business days of the date of the offer. This may have the effect of shortening the offer period for the offer at $2.75 from 30 days as required by rule 24(2) of the Code, to seven business days. For the remainder of the offer period, offerees cannot accept in circumstances advancing the prospects of recovering the full consideration.. Accordingly, the Panel considers that Rank may not have acted or may not be acting or may intend not to act in compliance with the Code.

The resolution of the Panel made on 8 February 2006 is as follows:

> *On or about 3 February 2006 Rank notified its intention to make a full takeover offer for all the voting securities of CHH not already held by Rank.*
>
> *The draft offer document which accompanied the takeover notice stated that the consideration offered by Rank for each CHH share was, subject to certain other requirements set out in the draft offer document, $2.75 in cash, comprising:*

(a) a base consideration of $2.70 ("the base consideration"); plus

(b) an additional payment of $0.05 ("the additional consideration").

The draft offer document stated that the additional consideration would become payable only if, by the close of the seventh business day after the date of the offer, Rank had received valid acceptances that, when taken together with voting securities already held or controlled by Rank, conferred more than 90% of the voting rights in CHH.

The draft offer document stated that the offer was subject to a 90% minimum acceptance condition that was not expressed to be waivable by Rank.

The Panel considers that the terms of Rank's proposed offer may not comply with rule 24 of the Code because the limited terms of the proposed offer in respect of the full price may have the effect of shortening the offer period for the offer at $2.75 from 30 days as required by rule 24(2) of the Code, to seven business days. Accordingly, the Panel considers that Rank may not have acted or may not be acting or may intend not to act in compliance with the Code.

The Panel has decided not to issue any restraining orders because Rank is unable to send its proposed offer to shareholders until 17 February 2006.

The Panel will hold a meeting for the purposes of determining whether to exercise its powers under section 32 of the Takeovers Act 1993. The meeting will be held at 2.30 p.m. on Monday 13 February 2006 at the Marlborough Room, Auckland International Airport, Auckland. The meeting will be a private meeting.

Your attention is drawn to section 31V of the Takeovers Act 1993.

SIGNED for and on behalf of the)
Panel by the Chairman)

John Collingwood King

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Peter Martin Springford
Date of last notice	6 December 2005
Date that director ceased to be director	3 February 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	NIL

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	√

B. Preliminary

1. Name	Paul Richard O'Connor
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	ex Chief Executive - Woodlogic
5. Date of this disclosure notice	7-Feb-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Carter Holt Group Trustee Limited
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares subject to restriction under the s.166 staff share purchase scheme

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	25-Jan-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Transfer of shares from Carter Holt Group Trustee Limited on employee's redundancy (Class 34)
14. Consideration (as required by regulation 10)	$1.26 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

	[signature]



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	√

B. Preliminary

1. Name	Paul Richard O'Connor
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	ex Chief Executive - Woodlogic
5. Date of this disclosure notice	7-Feb-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Paul Richard O'Connor
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	25-Jan-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Acquisition of shares on redundancy through transfer from Carter Holt Group Trustee Limited (Class 34)
14. Consideration (as required by regulation 10)	$1.26 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	2,700 ordinary shares

G. Signature (as required by regulation 14)



To:	Market Announcement Platform	Company:	NZX
	Company Announcement Platform		ASX
From:	Shehnaz Hajati	Date:	3 February 2006

Subject: **Peter Springford resigns as CEO & MD**

Peter Springford has resigned as Chief Executive Officer and Managing Director of Carter Holt Harvey Limited effective 3 February 2006. He will remain as an adviser to the Company.

The Chairman, John Maasland would like to thank Peter for his significant and highly valued contribution to the Board and to the Company over the past 12 years.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
Shehnaz Hajati
Manager - Company Secretarial
Telephone: 64 9 262 6174
Facsimile: 64 9 262 6089

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone: 64 9 262 6000
Facsimile: 64 9 262 6099

www.chh.com

PARTICULARS OF DIRECTORS

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To print this page press the Ctrl and P keys at the same time.

82279 CARTER HOLT HARVEY LIMITED

Registration Date: 07 FEB 2006 **Time:** 11:52:01
Document Type: Online Particulars of Directors
Submitted By: HAJATI, Shehnaz
CARTER HOLT HARVEY LIMITED
PRIVATE BAG 92106
AUCKLAND

Updated Director Details

SPRINGFORD, Peter Martin

18B Grampian Road, St Heliers, Auckland

Resigned 3 Feb 2006

Australian Securities & Investments Commission

Form 490
Corporations Act 2001

Notification of change to directors of a registered body

Use this form to notify ASIC of new or ceasing director(s), and for changes to the name or address of current director(s), of a registered body.

Related forms:
484 Change to company details (for change to directors of a company)

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Registered body details

Corporation name
CARTER HOLT HARVEY LIMITED

ARBN
050 319 152

Type of registered body (tick one box)
[X] Registered foreign company [ ] Registered Australian body

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
JULIET ZENG

ASIC registered agent number (if applicable)
285

Telephone number
03 9288 8739

Postal address
C/- ERNST & YOUNG GPO BOX 67
MELBOURNE VIC 3000

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

1 Appoint or cease director

Tick one box
[ ] Appoint director [X] Cease director

Date of change
Date of change
03/02/06
[D D] [M M] [Y Y]

Name
The name of the appointed director is
Family name: SPRINGFORD
Given names: PETER MARTIN

Date of birth
12/02/54
[D D] [M M] [Y Y]

Place of birth (town/city): INVERCARGILL
(state/country): NEW ZEALAND

Former name (if applicable)
(eg change by deed poll, marriage)

Their previous name was (Provide full given name, not initials)
Family name:
Given names:

1 Continued ... Appoint or cease director

Residential address

The residential address of the appointed director is
Street number and Street name
18B GRAMPIAN ROAD
Suburb/City: ST HELIERS
State/Territory: AUCKLAND
Postcode:
Country (if not Australia): NEW ZEALAND

1 Continued ... Appoint or cease another director

Tick one box

☐ Appoint director ☐ Cease director

Date of change

Date of change
[D D] / [M M] / [Y Y]

Name

The name of the appointed director is
Family name
Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city)
(state/country)

Former name (if applicable)
(eg change by deed poll, marriage)

Their previous name was (Provide full given name, not initials)
Family name
Given names

Residential address

The residential address of the appointed director is
Street number and Street name
Suburb/City
State/Territory
Postcode
Country (if not Australia)

2 Change of director name

Personal name change
(eg change by deed poll, marriage)

Their previous name was (Provide full given name, not initials)
Family name
Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city)
(state/country)

The director's new name is
Family name
Given names

Date of change
[D D] / [M M] / [Y Y]

2 Continued ... **Change of another director name**

Personal name change
(eg change by deed poll, marriage)

Their previous name was (Provide full given name , not initials)

Family name | Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) | (state/country)

The director's new name is

Family name | Given names

Date of change
[D D] / [M M] / [Y Y]

3 Change of director address

The director's name is (Provide full given name , not initials)

Family name | Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) | (state/country)

New address

Office, unit, level

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Date of change

Date of change
[D D] / [M M] / [Y Y]

3 Continued ... Change of another director address

The director's name is (Provide full given name, not initials)

Family name

Given names

Date of birth

[D D] / [M M] / [Y Y]

Place of birth (town/city)

(state/country)

New address

Office, unit, level

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Date of change

Date of change

[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current director (or equivalent), or a local agent of a foreign company.

I certify that the information in this form is true and complete.

Name

NICHOLAS WOODS

Capacity

☐ Director

☒ Local agent of a foreign company

Signature

Date signed

09/02/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

CARTER HOLT HARVEY LIMITED

ARBN 050 319 152

Preliminary final report under listing rule 4.3A

1. This report is for the full year ended 31December 2005. Comparatives are in respect of the full year ended 31 December 2004. All comparative numbers have been restated under IFRS.

2. Results for announcement to market

		Current full year NZ$ millions	Up/(down) %	Previous full year NZ$ millions
2.1	Revenue from ordinary activities	3,275	(0.7)%	3,298*
2.2	Surplus/(deficit) from ordinary activities after taxation attributable to members	130	(77.2%)	569
2.3	Net earnings/(loss) attributable to members	130	(77.2%)	569

** 2004 comparative includes continuing operations only*

2.4		Amount per security	Franked amount per security
	Interim Dividend*	NZ 5¢	N/A
	Final Dividend	Nil	N/A

** The dividend was for 5 cents per share and carried full imputation credits for NZ resident shareholders. Non-resident shareholders received a supplementary dividend of 0.8823 cents per share, which equates to the Non-Resident Withholding Tax payable.*

2.5 Record date for determining entitlement to dividends

N/A

2.6 Included in the net earnings/(loss) are the following amounts

	Current full year	Previous full year
Forest Asset fair value change	195	(88)
Restructuring and non-recurring items		
Asset Impairment	(143)	-
Redundancies	(35)	(20)
Asset write-offs	(9)	(10)
Environmental provisions	(7)	(5)
Sale of businesses and equity investments	5	(7)
Gain on sale of 'non-strategic' forests	14	-
Other restructuring costs	4	(9)
	(171)	(51)
Discontinued Operations	-	462

3. Statement of Financial Performance & notes to statement

Refer to attached supplementary financial information

4. Statement of Financial Position & notes to statement

Refer to attached supplementary financial information

5. Statement of Cash Flows & notes to statement

Refer to attached supplementary financial information

6. Dividends

6.1 Date final dividend is payable: N/A

6.2 Record date to determine entitlements to the dividend: N/A

6.3 Amount per security

			Amount per security	Franked amount per security	Amount per security of foreign source dividend	Total distribution NZ$ millions
Final dividend:	Current year	N/A	Nil	N/A	N/A	N/A
	Previous year	Paid 17 Feb 2005	NZ 4¢	N/A	N/A	51
Interim dividend:	Current year*	Paid 23 Aug 2005	NZ 5¢	N/A	N/A	65
	Previous year	Paid 19 Aug 2004	NZ 3¢	N/A	N/A	51

* *The dividend is for 5 cents per share and will carry full imputation credits for NZ resident shareholders. Non-resident shareholders will receive a supplementary dividend of 0.8823 cents per share, which equates to the Non-Resident Withholding Tax payable.*

7. Dividend or distribution reinvestment plus in operation

None

8. Statement of retained earnings showing movements

Refer to attached supplementary financial information

		Current full year Cents per share	Previous full year Cents per share
9.	Net tangible asset backing per ordinary security	$2.58	$2.58

10. Entities over which control has been gained or lost during the period:

There were no material acquisitions or disposal in the current full year.

11. Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current full year NZ$ millions	Previous full year NZ$ millions
11.1 Profit (loss) from ordinary activities before tax	(4)	4
11.2 Income tax on ordinary activities	-	1
11.3 Profits (loss) from ordinary activities after tax	(4)	3
11.4 Extraordinary items net of tax	-	-
11.5 Net profit (loss)	(4)	3
11.6 Dividends	-	4
11.7 Share of net profit (loss) of associates and joint venture entities	(4)	(1)

Carter Holt Harvey Limited does not have a material interest in any associates or joint ventures.

12. Other significant information

Refer to attached supplementary financial information and attached results commentary

13. Accounting Standards

This report has been prepared in accordance with the New Zealand Equivalent to International Financial Reporting Standards

14. Commentary on results for the period

		Current year 31 December 2005 NZ$ millions	Previous year 31 December 2004 NZ$ millions
14.1	Basic EPS	9.93 ¢	35.59 ¢
	Diluted EPS	-	-
	Weighted average number of ordinary shares outstanding during the period used in the calculation of Basic EPS	1,308,600,047	1,308,600,047

14.2 Refer to Section 6 for details of distributions to Shareholders.

14.3 to 14.5 Refer to attached Results Commentary for details of significant features of operating performance, the results of segments and a discussion of trends

14.6 Refer the attached commentary for details of other factors that are likely to affect this year's results or are likely to affect the results in the future.

15. Audit and review of accounts

This report is based on accounts which are in the process of being audited

16. Audit dispute or qualifications

We have been advised by the external auditors that there are no likely disputes or qualifications

CARTER HOLT HARVEY LIMITED
SUPPLEMENTARY FINANCIAL INFORMATION
CONSOLIDATED INCOME STATEMENT

For the year ended		**31 Dec 2005**	31 Dec 2004
This statement has not been audited Dollars in millions.	**Note**		
Continuing operations			
Revenue		**3,275**	3,298
Cost of sales		**(2,525)**	(2,461)
Gross profit		**750**	837
Distribution costs		**(258)**	(230)
Selling and administration costs		**(432)**	(421)
Other costs		**(40)**	(59)
Net foreign exchange gains		**112**	119
Land sales		**45**	16
Other income		**30**	33
Operating profit		**207**	295
Forest asset fair value change	**1**	**195**	(88)
Restructuring and non-recurring items	**2**	**(171)**	(51)
Income from associated companies		**(4)**	(1)
Profit before finance costs and tax		**227**	155
Finance costs		**(52)**	(43)
Profit before tax		**175**	112
Tax expense		**(43)**	(4)
Profit for the year from continuing operations		**132**	108
Discontinued operations			
Profit for the year from discontinued operations		**-**	462
Profit for the year		**132**	570
Attributable to:			
Equity holders of the parent		**130**	569
Minority Interests		**2**	1
Profit for the year		**132**	570

Earnings per share - continuing operations	**9.9 cps**	6.8 cps
Earnings per share - total operations	**9.9 cps**	35.6 cps

CARTER HOLT HARVEY LIMITED
SUPPLEMENTARY FINANCIAL INFORMATION
CONSOLIDATED BALANCE SHEET

As at		**31 Dec 2005**	31 Dec 2004
This statement has not been audited			
Dollars in millions.	**Note**		
SHAREHOLDERS' EQUITY			
Share capital		**1,770**	1,773
Treasury Stock		**-**	(41)
Reserves		**(15)**	50
Retained earnings		**1,834**	1,804
Total Shareholders' Equity		**3,589**	3,586
Minority interests		**22**	20
Total Equity		**3,611**	3,606
NON-CURRENT LIABILITIES			
Interest bearing loans and borrowings		**478**	696
Derivative financial instruments		**-**	2
Provisions		**19**	27
Other non-current liabilities		**18**	19
Deferred tax liability		**413**	479
Total Non-Current Liabilities		**928**	1,223
CURRENT LIABILITIES			
Bank overdraft		**2**	-
Trade and other payables		**487**	467
Interest bearing loans and borrowings		**15**	395
Derivative financial instruments		**-**	-
Provisions		**37**	39
		541	901
Liabilities directly associated with non-current assets classified as held for sale		**2**	-
Total Current Liabilities		**543**	901
TOTAL LIABILITIES		**1,471**	2,124
TOTAL LIABILITIES AND EQUITY		**5,082**	5,730
NON-CURRENT ASSETS			
Property, plant and equipment		**2,060**	2,086
Forest assets		**1,242**	1,465
Goodwill		**130**	116
Other intangible assets		**79**	99
Investment in associated companies		**32**	45
Derivative financial instruments		**59**	165
Other assets		**46**	49
Income tax		**-**	16
Deferred tax asset		**57**	25
Total Non-Current Assets		**3,705**	4,066
CURRENT ASSETS			
Cash and cash equivalents		**75**	28
Deposit accounts		**122**	552
Trade and other receivables		**502**	440
Inventories		**532**	483
Derivative financial instruments		**82**	133
Income tax		**47**	-
		1,360	1,636
Non-current assets classified as held for sale		**17**	28
Total Current Assets		**1,377**	1,664
TOTAL ASSETS		**5,082**	5,730

CARTER HOLT HARVEY LIMITED
SUPPLEMENTARY FINANCIAL INFORMATION
CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended	**31 Dec 2005**	31 Dec 2004
This statement has not been audited		
Dollars in millions.		
CASH FLOW FROM OPERATING ACTIVITIES		
Cash was provided from/(applied to)		
Receipts from customers	**3,444**	3,657
Dividends received	**1**	4
Payments to suppliers and employees	**(3,115)**	(3,312)
Operating Cash Flow Before Finance Costs and Tax	**330**	349
Interest paid	**(63)**	(85)
Interest received	**12**	32
Taxes paid	**(39)**	-
Net Cash Flow from Operating Activities	**240**	296
CASH FLOW FROM INVESTING ACTIVITIES		
Cash was provided from		
Sale of property, plant and equipment	**51**	42
Deposit accounts	**31**	-
Sale of subsidiaries, associates and businesses	**438**	1,001
	520	1,043
Cash was applied to		
Purchase of property, plant and equipment	**(149)**	(151)
Purchase of subsidiaries, associates and businesses	**(264)**	(181)
Forest asset sale costs	-	-
Deposit accounts	-	(136)
	(413)	(468)
Net Cash Flow from/(used in) Investing Activities	**107**	575
CASH FLOW FROM FINANCING ACTIVITIES		
Cash was provided from		
Term borrowings	-	668
Treasury Stock	**54**	13
	54	681
Cash was applied to		
Settlement of borrowings	**(630)**	(653)
Capital repayment	-	(480)
Payment of dividends to parent company shareholders	**(125)**	(103)
Payment of dividends to minority shareholders	-	(1)
	(755)	(1,237)
Net Cash Flow used in Financing Activities	**(701)**	(556)
NET INCREASE / (DECREASE) IN CASH HELD	**(354)**	315
Opening cash balance brought forward	**454**	162
Effect of exchange rate changes	**2**	(23)
CLOSING CASH BALANCE CARRIED FORWARD	**102**	454
The closing cash balance comprised		
Cash on hand and at bank	**75**	28
Bank overdraft	**(2)**	-
Deposit accounts (term less than 2 days)	**29**	426
	102	454

CARTER HOLT HARVEY LIMITED

CONSOLIDATED RECONCILIATION OF OPERATING CASH FLOWS

For the year ended	**31 Dec 2005**	31 Dec 2004
This statement has not been audited Dollars in millions.		
NET PROFIT FOR THE YEAR	**132**	570
Non-Cash Items and investing activities		
Asset Impairment	**143**	-
Restructuring costs	**16**	6
Forest asset fair value change	**(195)**	88
Depreciation	**201**	187
Other intangibles amortisation	**4**	25
Foreign Exchange	**14**	(8)
Interest	**2**	(10)
Taxation	**43**	(3)
Equity earnings	**4**	1
Capitalised interest	**-**	(2)
Gain on sale of property, plant and equipment	**(45)**	(24)
Gain on sale of subsidiaries and investments	**(5)**	(433)
Other	**(4)**	(15)
Cash Flow from Operations before Working Capital Changes	**310**	382
Decrease/(Increase) in Working Capital net of acquisitions and divestments		
Trade and other receivables	**2**	14
Inventories	**(1)**	(10)
Trade and other payables and provisions	**(47)**	(90)
Taxation	**(39)**	-
Gain on realisation of cash flow hedges recorded in other comprehensive income	**15**	-
Net Cash Flow from Operating Activities	**240**	296

CONSOLIDATED STATEMENT OF MOVEMENTS IN EQUITY

For the year ended	**31 Dec 2005**	31 Dec 2004
This statement has not been audited Dollars in millions.		
EQUITY AT COMMENCEMENT OF YEAR	**3,606**	3,688
Profit for the year	**130**	569
Profit attributable to minority interests	**2**	1
Other reserve movements	**(87)**	(17)
Foreign currency translation reserve movements	**22**	(86)
Total Recognised Revenues and Expenses	**67**	467
Contributions from owners	**-**	3
Capital repayment	**-**	(480)
Distributions to owners	**(125)**	(103)
Tax credit on supplementary dividends	**9**	-
Distributions to minority interest owners		(1)
Other movements in minority interest	**-**	19
Treasury stock associated with the Share Growth Plan	**54**	13
EQUITY AT END OF YEAR	**3,611**	3,606

CARTER HOLT HARVEY LIMITED
SUPPLEMENTARY FINANCIAL INFORMATION
BUSINESS SEGMENT INFORMATION

For the year ended	**31 Dec 2005**	31 Dec 2004
This statement has not been audited		
Dollars in millions.		
Revenue		
Forests	**375**	553
Wood Products	**1,966**	1,875
Pulp and Paper	**721**	735
Packaging	**534**	468
Continuing operations	**3,596**	3,631
Elimination of inter-segment sales	**(321)**	(333)
Total revenue from continuing operations	**3,275**	3,298
Discontinued operations	-	229
Net sales	**3,275**	3,527
Profit before finance costs and taxation		
Forests	**66**	62
Forests - Land Sales	**39**	16
Wood Products	**33**	100
Pulp and Paper	**21**	77
Pulp and Paper - Land Sales	**6**	-
Packaging	**42**	40
Operating profit	**207**	295
Forest asset fair value change	**195**	(88)
Restructuring and non-recurring items	**(171)**	(51)
Income from associated companies	**(4)**	(1)
Profit before finance costs and taxation	**227**	155
Finance costs	**(52)**	(43)
Profit before tax	**175**	112
Tax expense	**(43)**	(4)
Profit from continuing operations	**132**	108
Discontinued operations	-	462
Profit for the year	**132**	570

The segments are defined as:

Forests
The development of forests and the sale of logs.

Wood Products
The processing of logs into sawn timber, panel products and engineered wood products and the distribution of building supplies.

Pulp and Paper
The processing of logs, chips and waste paper into pulp and paper and related products.

Packaging
The manufacture of corrugated cardboard and other wood fibre packaging products.

Discontinued operations
The Tissue businesses were sold on 19 May 2004.

CARTER HOLT HARVEY LIMITED
SUPPLEMENTARY FINANCIAL INFORMATION
GEOGRAPHICAL SEGMENT INFORMATION

For the year ended	**31 Dec 2005**	31 Dec 2004
This statement has not been audited		
Dollars in millions.		
Revenue		
New Zealand	**2,069**	2,218
Australia	**1,144**	1,161
Other	**179**	101
Continuing operations	**3,392**	3,480
Elimination of inter-segment sales	**(117)**	(182)
Total revenue from continuing operations	**3,275**	3,298
Discontinued operations	**-**	229
Net Sales	**3,275**	3,527
Profit before finance costs and taxation		
New Zealand	**110**	200
New Zealand - Land Sales	**45**	16
Australia	**38**	65
Other	**14**	14
Operating profit	**207**	295
Forest asset fair value change	**195**	(88)
Restructuring and non-recurring items	**(171)**	(51)
Income from associated companies	**(4)**	(1)
Profit before finance costs and taxation	**227**	155
Finance costs	**(52)**	(43)
Profit before tax	**175**	112
Tax expense	**(43)**	(4)
Profit from continuing operations	**132**	108
Discontinued operations	**-**	462
Profit for the year	**132**	570

Discontinued operations

The Tissue businesses were sold on 19 May 2004.

CARTER HOLT HARVEY LIMITED
SUPPLEMENTARY FINANCIAL INFORMATION
CONSOLIDATED INCOME STATEMENT - BY QUARTER

For the year ended	Three months 31 Mar 2005	Three months 30 June 2005	Three months 30 Sep 2005	Three months 31 Dec 2005	**Twelve months 31 Dec 2005**
This statement has not been audited.					
Dollars in millions.					
Continuing operations					
Revenue	748	838	879	810	**3,275**
Cost of Sales	(571)	(648)	(686)	(620)	**(2,525)**
Gross Profit	177	190	193	190	**750**
Distribution costs	(58)	(63)	(69)	(68)	**(258)**
Selling and administration costs	(105)	(112)	(114)	(101)	**(432)**
Other costs	(13)	(12)	(10)	(5)	**(40)**
Net foreign exchange gains	31	29	26	26	**112**
Land Sales	11	24	8	2	**45**
Other Income	6	8	7	9	**30**
perating Profit	49	64	41	53	**207**
Forest asset fair value change	97	12	24	62	**195**
Restructuring and non-recurring items	(3)	(6)	(15)	(147)	**(171)**
Income from associated companies	-	-	(1)	(3)	**(4)**
Profit before finance costs and tax	143	70	49	(35)	**227**
Finance costs	(11)	(16)	(15)	(10)	**(52)**
Profit before tax	132	54	34	(45)	**175**
Tax expense	(39)	(2)	(1)	(1)	**(43)**
Profit for the year from continuing operations	93	52	33	(46)	**132**
Discontinued operations					
Profit for the year from discontinued operations	-	-	-	-	**-**
Profit for the year	93	52	33	(46)	**132**
Attributable to:					
Equity holders of the parent	93	51	33	(47)	**130**
Minority Interests	-	1	-	1	**2**
ofit for the year	93	52	33	(46)	**132**

CARTER HOLT HARVEY LIMITED
SUPPLEMENTARY FINANCIAL INFORMATION
CONSOLIDATED INCOME STATEMENT - BY QUARTER

For the year ended	Three months 31 Mar 2004	Three months 30 June 2004	Three months 30 Sep 2004	Three months 31 Dec 2004	**Twelve months 31 Dec 2004**
This statement has not been audited. Dollars in millions.					
Continuing operations					
Revenue	770	842	852	834	**3,298**
Cost of Sales	(567)	(645)	(629)	(620)	**(2,461)**
Gross Profit	203	197	223	214	**837**
Distribution costs	(53)	(55)	(62)	(60)	**(230)**
Selling and administration costs	(99)	(105)	(106)	(111)	**(421)**
Other costs	(21)	(12)	(11)	(15)	**(59)**
Net foreign exchange gains	40	26	18	35	**119**
Land sales	2	1	1	12	**16**
Other Income	5	9	9	10	**33**
Operating Profit	77	61	72	85	**2[illegible]**
Forest asset fair value change	102	(68)	(125)	3	**(88)**
Restructuring and non-recurring items	-	(37)	-	(14)	**(51)**
Income from associated companies	(1)	-	1	(1)	**(1)**
Profit/(loss) before finance costs and tax	178	(44)	(52)	73	**155**
Finance costs	(16)	(6)	(8)	(13)	**(43)**
Profit/(loss) before tax	162	(50)	(60)	60	**112**
Tax credit/(expense)	(47)	6	32	5	**(4)**
Profit/(loss) for the year from continuing operations	115	(44)	(28)	65	**108**
Discontinued operations					
Profit for the year from discontinued operations	9	453	-	-	**462**
Profit/(loss) for the year	124	409	(28)	65	**570**
Attributable to:					
Equity holders of the parent	124	409	(28)	64	**569**
Minority Interests	-	-	-	1	**1**
Profit/(loss) for the year	124	409	(28)	65	**57[illegible]**

CARTER HOLT HARVEY LIMITED
SUPPLEMENTARY FINANCIAL INFORMATION
BUSINESS SEGMENT INFORMATION - BY QUARTER

For the year ended	Three months 31 Mar 2005	Three months 30 June 2005	Three months 30 Sep 2005	Three months 31 Dec 2005	**Twelve months 31 Dec 2005**
This statement has not been audited Dollars in millions.					
Revenue					
Forests	92	99	107	77	**375**
Wood Products	423	499	548	496	**1,966**
Pulp and Paper	175	174	182	190	**721**
Packaging	129	145	131	129	**534**
Continuing operations	819	917	968	892	**3,596**
Elimination of inter-segment sales	(71)	(79)	(89)	(82)	**(321)**
Total revenue from continuing operations	748	838	879	810	**3,275**
Discontinued operations	-	-	-		**-**
Net Sales	748	838	879	810	**3,275**
Profit before finance costs, tax, depreciation and amortisation					
Forests	13	17	21	19	**70**
Forests - Land Sales	11	18	8	2	**39**
Wood Products	22	34	34	29	**119**
Pulp and Paper	36	20	16	39	**111**
Pulp and Paper - Land Sales	-	6	-	-	**6**
Packaging	16	18	14	17	**65**
Operating profit before depreciation and amortisation	98	113	93	106	**410**
Depreciation	(44)	(44)	(48)	(49)	**(185)**
Amortisation	(5)	(5)	(4)	(4)	**(18)**
Operating profit	49	64	41	53	**207**
Forest asset fair value change	97	12	24	62	**195**
Restructuring and non-recurring items	(3)	(6)	(15)	(147)	**(171)**
Income from associated companies	-	-	(1)	(3)	**(4)**
Profit before finance costs and tax	143	70	49	(35)	**227**
Finance costs	(11)	(16)	(15)	(10)	**(52)**
Profit before tax	132	54	34	(45)	**175**
Tax expense	(39)	(2)	(1)	(1)	**(43)**
Profit from continuing operations	93	52	33	(46)	**132**
Discontinued operations	-	-	-		**-**
Profit for the year	93	52	33	(46)	**132**
Profit before finance costs and tax					
Forests	12	16	19	19	**66**
Forests - Land Sales	11	18	8	2	**39**
Wood Products	2	12	12	7	**33**
Pulp and Paper	14	(1)	(7)	15	**21**
Pulp and Paper - Land Sales	-	6	-	-	**6**
Packaging	10	13	9	10	**42**
Operating profit	49	64	41	53	**207**
Forest asset fair value change	97	12	24	62	**195**
Restructuring and non-recurring items	(3)	(6)	(15)	(147)	**(171)**
Income from associated companies	-	-	(1)	(3)	**(4)**
Profit before finance costs and tax	143	70	49	(35)	**227**
Finance costs	(11)	(16)	(15)	(10)	**(52)**
Profit before tax	132	54	34	(45)	**175**
Tax expense	(39)	(2)	(1)	(1)	**(43)**
Profit from continuing operations	93	52	33	(46)	**132**
Discontinued operations	-	-	-		**-**
Profit for the year	93	52	33	(46)	**132**

CARTER HOLT HARVEY LIMITED
SUPPLEMENTARY FINANCIAL INFORMATION
BUSINESS SEGMENT INFORMATION - BY QUARTER

For the year ended	Three months 31 Mar 2004	Three months 30 June 2004	Three months 30 Sep 2004	Three months 31 Dec 2004	**Twelve months 31 Dec 2004**
This statement has not been audited					
Dollars in millions.					
Revenue					
Forests	127	156	137	133	**553**
Wood Products	427	466	509	473	**1,875**
Pulp and Paper	180	185	178	192	**735**
Packaging	120	128	106	114	**468**
Continuing operations	854	935	930	912	**3,631**
Elimination of inter-segment sales	(84)	(93)	(78)	(78)	**(333)**
Total revenue from continuing operations	770	842	852	834	**3,298**
Discontinued operations	173	56	-	-	**229**
Net Sales	943	898	852	834	**3,527**
Profit before finance costs, tax, depreciation and amortisation					
Forests	13	19	16	20	**68**
Forests - Land Sales	2	1	1	12	**16**
Wood Products	36	39	56	48	**179**
Pulp and Paper	55	33	36	44	**168**
Packaging	17	18	14	12	**61**
Operating profit before depreciation and amortisation	123	110	123	136	**492**
Depreciation	(41)	(42)	(45)	(45)	**(173)**
Amortisation	(5)	(7)	(6)	(6)	**(24)**
Operating profit	77	61	72	85	**295**
Forest asset fair value change	102	(68)	(125)	3	**(88)**
Restructuring and non-recurring items	-	(37)	-	(14)	**(51)**
Income from associated companies	(1)	-	1	(1)	**(1)**
Profit/(loss) before finance costs and tax	178	(44)	(52)	73	**155**
Finance costs	(16)	(6)	(8)	(13)	**(43)**
Profit/(loss) before tax	162	(50)	(60)	60	**112**
Tax credit/(expense)	(47)	6	32	5	**(4)**
Profit/(loss) from continuing operations	115	(44)	(28)	65	**108**
Discontinued operations	9	453	-	-	**462**
Profit/(loss) for the year	124	409	(28)	65	**570**
Profit before finance costs and tax					
Forests	12	17	15	18	**6[illegible]**
Forests - Land Sales	2	1	1	12	**16**
Wood Products	18	20	36	26	**100**
Pulp and Paper	33	10	12	22	**77**
Packaging	12	13	8	7	**40**
Operating profit	77	61	72	85	**295**
Forest asset fair value change	102	(68)	(125)	3	**(88)**
Restructuring and non-recurring items	-	(37)	-	(14)	**(51)**
Income from associated companies	(1)	-	1	(1)	**(1)**
Profit/(loss) before finance costs and tax	178	(44)	(52)	73	**155**
Finance costs	(16)	(6)	(8)	(13)	**(43)**
Profit/(loss) before tax	162	(50)	(60)	60	**112**
Tax credit/(expense)	(47)	6	32	5	**(4)**
Profit/(loss) from continuing operations	115	(44)	(28)	65	**108**
Discontinued operations	9	453	-	-	**462**
Profit/(loss) for the year	124	409	(28)	65	**570**

Note 1 Forest assets

	Twelve months 31 Dec 2005 $ millions	Twelve months 31 Dec 2004 $ millions
Opening balance	**1,465**	1,554
Harvest Removals	**(101)**	(106)
Other*	**296**	18
Increase/ (decrease) in fair value	**195**	(88)
Purchases	**-**	-
Sales/Transfers to Assets held for sale	**(418)**	(1)
Closing balance	**1,242**	1,465

* Other value adjustments include price movements, growth, and changes in cash flow inputs.

At 31 December 2005, the forest estate was comprised of approximately 208,500 ha (2004 302,500 ha) of standing trees. Of this, 21,800 ha (2004 22,700 ha) relates to joint venture trees in which CHH has a 50% interest. The estate is predominantly radiata pine 201,800 ha (2004 295,000 ha).

During the year ended 31 December 2005, the company harvested approximately 4.5 million tonnes (2004 5.2 million tonnes) which had a fair value less estimated point of sale costs of $101 million (2004 $106 million) at the date of harvest.

Valuation Assumptions

The forest crop has been valued at fair value based on a net present value or discounted cash flow approach. Projected future net cash flows from forest operations associated with the forest estate have been discounted to provide a fair value of the standing forest crop. The following valuation methodology and assumptions were adopted:

- An estate based approach was employed whereby the net cash flow for each working circle (or geographically distinct area) has been forecast and discounted to provide a forest value. These cash flows reflect management's future harvesting and silviculture intentions for the standing crop.
- The forest has been valued on the basis of a going concern and captures the value of the existing crop on a single rotation basis.
- Notional land rental costs have been included for freehold land based on current government valuations.
- The net present value is calculated using a pre-tax discount rate of 7.4 per cent.
- The cash flows do not take into account income taxation.
- No allowance for inflation has been provided. Future revenues and costs are expressed in current dollar values.
- The impact of movement in prices on value is estimated by adjusting the starting prices for price forecasting by the quarter on quarter movement in market prices and maintaining a consistent price path to the long run averages by grade category noted in the table below.
- Costs are current average costs. No allowance has been made for cost improvements in future operations.

The net change in value arising from harvest removals, growth, and change in prices by log grade category, is taken as the change in fair market value of the forest crop and is included in the Income Statement.

The following table summarises the prices (by grade category) adopted for the valuation. Prices are at customer/wharf gate.

	Dec 2005 Average price for qtr NZ$/m3	Dec 2004* Average price for qtr NZ$/m3	Long Run Average Price (from 2015) NZ$/m3
Radiata			
Pruned	125	135	167
Unpruned Sawlog	71	61	88
Pulp	43	44	47
Other Species	86	90	102
Weighted Average	65	59	85

* December 2004 prices have been adjusted to exclude prices from the non-strategic forests sold during 2005.

Sensitivity of Valuation to Changes in Key Assumptions

Impact on Crop Valuation	NZ$m
Price – $1/m^3 Increase/Decrease	65
Costs - $1/m^3 Increase/Decrease	56
Discount rate	
0.5% Increase	(98)
0.5% Decrease	108

Harvest Profile – The following table summarises the annual projected harvest volumes (millions of cubic metres) as at 31 December 2005. Further market constraints could impact this harvest profile.

Volume in million m3	**2006-2009**	**2010-2013**	**2014-2017**	**2018-2021**	**2022-2025**	**2026-2029**	**2030-2033**	**2034-2037**	**2038+**
Pruned	0.2	0.2	0.5	0.1	0.1	0.1	0.0	0.0	0.0
Sawlog	2.0	2.4	2.9	3.7	3.8	3.7	3.7	3.3	0.1
Pulp	0.7	0.9	1.2	1.6	1.5	1.4	1.4	1.3	0.0
Other Species	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.0
	3.0	3.6	4.7	5.5	5.5	5.3	5.1	4.6	0.1

Note 2 Restructuring and non-recurring items

Included in these financial statements are the following amounts relating to restructuring and non-recurring items.

	31 Dec 2005 $ Million	31 Dec 2004 $ Million
Asset Impairment	**(143)**	-
Redundancies	**(35)**	(20)
Asset write offs	**(9)**	(10)
Environmental provisions	**(7)**	(5)
Gain on sale of 'non-strategic' forests	**14**	-
Sale of businesses and equity investments	**5**	(7)
Other	**4**	(9)
	(171)	(51)

Note 3 Comparative balances

International Financial Reporting Standards require a comprehensive balance sheet review to determine the deferred tax to be recorded in the balance sheet.

As a consequence of this review it was ascertained that the deferred tax liability in respect of Carter Holt Harvey Pulp and Paper Limited (a US$ functional currency reporting company) fixed assets was overstated.

As at 31 December 2004 the deferred tax was overstated by NZ$43 million.

The financial statements of 2004 have been restated to correct the error. The effect of the restatement on these financial statements is summarised below.

	Effect on 2004 $ Million
Decrease in Deferred Tax Liability	43
Increase in Currency Translation Reserve	(17)
Decrease in Tax Expense	(25)

The impact of this adjustment was to increase earnings per share from Continuing Operations by 1.6 cents from 5.2 centrs to 6.8 centrs and earnings per share from Total Operations by 1.5 cents from 34.1 cents to 35.6 cents.

Note 4 Reconciliation of IFRS with amounts previously recorded under "old" NZ GAAP
Discussion on the nature of the differences between IFRS and "old" NZ GAAP as they relate to the Group is included in note 31 of the 2004 Annual Report.

Reconciliation of Operating Profit

	Three months 31 Mar 2004 $ millions	Three months 30 June 2004 $ millions	Three months 30 Sep 2004 $ millions	Three months 31 Dec 2004 $ millions	**Twelve months 31 Dec 2004 $ millions**
Total reported under "old" NZ GAAP	68	58	71	62	**259**
IFRS adjustments:					
Financial instruments	-	(3)	(1)	2	**(2)**
Goodwill and other intangible assets	7	6	8	8	**29**
Defined benefit superannuation plan	2	2	5	2	**11**
Capitalised start up costs	-	1	-	1	**2**
Land sales	(1)	(4)	(5)	5	**(5)**
Employee benefits	-	-	-	1	**1**
Share growth plan	5	7	-	-	**12**
Employee share purchase scheme	-	-	-	(1)	**(1)**
Pulp & Paper maintenance shut costs	6	(5)	(6)	5	**-**
Reclassification of discontinued operations	(10)	(1)	-	-	**(11)**
Total IFRS adjustments	9	3	1	23	**36**
Restate under IFRS	77	61	72	85	**295**

Reconciliation of Net Profit/(Loss) after Tax

	Three months 31 Mar 2004 $ millions	Three months 30 June 2004 $ millions	Three months 30 Sep 2004 $ millions	Three months 31 Dec 2004 $ millions	**Twelve months 31 Dec 2004 $ millions**
Total reported under "old" NZ GAAP	42	446	(72)	45	**461**
IFRS adjustments:					
Deferred tax	-	-	126	-	**126**
Forest asset	68	(43)	(84)	2	**(57)**
Financial instruments	-	(2)	-	(1)	**(3)**
Goodwill and other intangible assets	7	8	8	8	**31**
Defined benefit superannuation plan	1	2	3	2	**8**
Capitalised start up costs	-	-	-	1	**1**
Land sales	(1)	(4)	(5)	5	**(5)**
Employee benefits	-	-	-	1	**1**
Share growth plan	3	5	-	-	**8**
Employee share purchase scheme	-	-	-	(1)	**(1)**
Pulp & Paper maintenance shut costs	4	(3)	(4)	3	**-**
Total IFRS adjustments	82	(37)	44	20	**109**
Restate under IFRS	124	409	(28)	65	**570**

CARTER HOLT HARVEY LIMITED

SUPPLEMENTARY FINANCIAL INFORMATION

Reconciliation of Equity with "old" NZ GAAP

	31 Dec 2003 $ Million	31 Dec 2004 $ Million
Total reported under "old" NZ GAAP	4,126	3,949
IFRS adjustments:		
Deferred tax	(479)	(353)
Forest asset	(28)	(85)
Financial instruments	174	155
Goodwill & other intangible assets	(57)	(26)
Defined benefit superannuation plan	(19)	(11)
Reversal of capitalised start up costs	(11)	(10)
Land sales	(10)	(15)
Employee benefits	(8)	(7)
Share growth plan	(8)	-
Recognition of tax losses	8	8
Employee share purchase scheme	-	1
Pulp & Paper maintenance shut costs	-	-
Total IFRS adjustments	(438)	(343)
Restated balances under IFRS	3,688	3,606

Reconciliation of Total Liabilities and Total Assets with "old" NZ GAAP

	Total Liabilities		Total Assets	
	31 Dec 2003 $ Million	31 Dec 2004 $ Million	31 Dec 2003 $ Million	31 Dec 2004 $ Million
Total reported under "old" NZ GAAP	1,740	1,682	5,866	5,631
IFRS adjustments:				
Deferred tax	453	378	(26)	25
Forest asset	5	(34)	(23)	(119)
Financial instruments	133	88	307	243
Goodwill & other intangible assets	-	-	(57)	(26)
Defined benefit superannuation plan	19	11	-	-
Reversal of capitalised start up costs	(6)	(5)	(17)	(15)
Land sales	-	5	(10)	(10)
Employee benefits	8	7	-	-
Share growth plan	8	-	-	-
Reclassification of current tax asset	-	-	-	
Recognition of tax losses	(8)	(8)	-	-
Employee share purchase scheme	-	-	-	1
Pulp & Paper maintenance shut costs	-	-	-	-
Total IFRS adjustments	612	442	174	99
Restated balances under IFRS	2,352	2,124	6,040	5,730



3 February 2006

COMMENTARY ON RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

Set out below are the consolidated financial results for Carter Holt Harvey Limited (CHH) for the year ended 31 December 2005 including comparisons for the year ended 31 December 2004.

Financial Highlights for the Full Year

(NZ$ million)

	Year ended	
	Dec 2005	Dec 2004
FINANCIAL PERFORMANCE		
Revenue	3,275	3,298
Land sales	45	16
Net FX gains	112	119
Operating Profit	207	295
Forest fair value change	195	(88)
Restructuring and non-recurring items	(171)	(51)
Income from associates	(4)	(1)
Finance costs	(52)	(43)
Tax expense	(43)	(4)
Net Profit for the year from continuing operations	132	108
FINANCIAL POSITION		
Total Debt	495	1,091
Cash and Deposits	197	580
Net Debt	298	511
Total Assets	5,082	5,730
Total Shareholders' Equity	3,589	3,586

- CHH's operating profit in the year ended 31 December decreased 30% from $295 million in 2004 to $207 million in 2005.

- The $207 million operating profit for the year ended 31 December 2005 is in line with the guidance provided by the company in October 2005 when it indicated that its operating profit would be approximately $200 million.

- CHH's operating profit includes three main components:

    - Operating profit before land sales and net FX gains and including corporate costs, which decreased from $160 million in 2004 to $50 million in 2005;
    - Profit on land sales which increased from $16 million in 2004 to $45 million in 2005; and
    - Net FX gains on currency hedges of $112 million were recorded in 2005. By comparison they were $119 million in the prior year.

- In accordance with accounting standards, CHH revalues its forestry assets at each reporting date. As at 31 December 2005 the forestry assets were revalued upwards by $195 million compared with a decrease in valuation as at 31 December 2004 of $88 million.

- Restructuring and non-recurring charges of $171 million were incurred during the period. This compares to a charge of $51 million recorded in the prior period. The charges included:

    - Asset impairment provisions of $143 million which were provided against the MDF (Medium Density Fibreboard) Australian and New Zealand businesses and the PTP business in China. There were no provisions made for asset impairment in the prior period;
    - Redundancies of $35 million relating principally to corporate, packaging in Australia and the wood products business group. This compares to redundancies of $20 million in the prior period; and
    - A gain on sale of the non strategic forests sold during the year of $14 million.

- Finance costs increased from $43 million in 2004 to $52 million in 2005.

- Taxation charge increased from $4 million in 2004 to $43 million in 2005.

- The net of all the above items is reflected in full year net profit for the year from continuing operations which increased from $108 million in 2004 to $132 million in 2005.

- During the year CHH's net debt position improved from $511 million as at 31 December 2004 to $298 million as at 31 December 2005. Significant items were the sale of non-strategic forests for net proceeds of $385 million, acquisition of Wadepack and Tenon for a total of $264 million and dividend payments of $125 million.

- There was no significant change in Shareholders Equity which was $3,589 million as at 31 December 2005.

BUSINESS GROUP REPORTS

WOOD PRODUCTS

Twelve months ending (NZ$ million)	December 2005	December 2004
Revenue	1,966	1,875
Operating Profit	33	100

Wood Products have experienced a very difficult year with operating profit decreasing 67% from $100 million in 2004 to $33 million in 2005. Significant factors contributing to this were:

- Australian housing commencements declined from approximately 165,000 in 2004 to approximately 152,000 in 2005, an 8% decline;
- New Zealand housing starts declined from approximately 32,000 in 2004 to approximately 26,000 in 2005, a 19% decline;
- The Company also experienced downward price pressure in its Australasian businesses primarily in the Australian structural timber market. This was driven by the NSW housing market being at a 27-year low coupled with increased capacity in the market;
- Export sales from MDF, Futurebuild and CHH Woodproducts were negatively impacted by the stronger NZ$ versus the US$ and A$;
- Costs increased in a number of areas. Resin costs increased as a result of the oil price rises, energy costs in both New Zealand and Australia increased and fixed costs absorption was lower given the decline in volume throughput in a number of our processing plants;
- PTP's earnings contribution was impacted by higher resin and fibre costs and lower MDF prices offset by a full year contribution to the Company's earnings; and
- The Tenon businesses made a modest contribution to earnings in 2005 as the business was integrated, restructuring plans initiated and the Kawerau Front End sawmill upgrade ramped-up.

Quarter ending (NZ$ million)	Dec 05	Sept 05	June 05	Mar 05	Dec 04
Revenue	496	548	499	423	473
Operating Profit as Reported	7	12	12	2	26

Wood Products' December quarter operating profit was $7 million compared with $12 million in the September quarter, and $26 million in the 2004 December quarter. The result was primarily due to seasonally weaker sales volumes and mill shuts primarily in December.

PULP & PAPER

Twelve months ending (NZ$ million)	December 2005	December 2004
Revenue	721	735
Operating Profit before Land Sales	21	77
Gain on sale of land	6	-
Operating Profit as Reported	27	77

The Pulp & Paper operations also experienced a difficult year with operating profit, excluding land sales, decreasing 73% from $77 million in 2004 to $21 million in 2005. An additional $6 million was gained on the sale of a parcel of land adjacent to the Whakatane mill. Significant factors contributing to the result were:

- Operating profits were negatively impacted by the increase in the value of the New Zealand dollar versus the US dollar (which moved on average from 0.664 to 0.705) and versus the Australian dollar (which moved on average from 0.902 to 0.924);

- A decrease in the Kinleith BKP price from US$536 per tonne in 2004 to US$493 per tonne in 2005 which was partially offset by an increase in KLB prices from US$429 per tonne to US$452 per tonne;

- A net increase in mill gate cash costs primarily as a result of increases in energy and raw materials at Kinleith and Tasman offset by cost reduction efforts; and

- The above factors were partially offset by higher volumes as Kinleith reached record production of 606,100 tonnes an increase of 24,000 tonnes over 2004 (4% up), Whakatane following its rebuild in 2004 produced 105,100 tonnes (40% up) and Penrose produced 79,300 tonnes (2% up).

Quarter ending (NZ$ million)	Dec 05	Sept 05	June 05	Mar 05	Dec 04
Revenue	190	182	174	175	192
Operating Profit before Land Sales	15	(7)	(1)	14	22
Land Sales	-	-	6	-	-
Operating Profit as Reported	15	(7)	5	14	22

Pulp & Paper's December quarter operating profit was $15 million compared with a loss of $7 million in the September quarter and $22 million in the 2004 December quarter. There were no significant mill shuts during the December quarter compared with the September quarter where Kinleith had its 12-day maintenance shut. Between the September quarter and the December quarter, Kinleith BKP price was up US$9 per tonne to US$487 per tonne, KLB price was

down by US$8 per tonne to US$433 per tonne and there was a better mix of local sales. All mills produced strong volumes during the quarter.

PACKAGING

Twelve months ending (NZ$ million)	December 2005	December 2004
Revenue	534	468
Operating Profit as Reported	42	40

The Packaging operations had a mixed year with operating profit increasing 5% from $40 million in 2004 to $42 million in 2005. The significant factors contributing to this result were:

- The contribution of Wadepack for 11 months following the acquisition in February 2005;
- A stronger operating performance in the Australian businesses; and
- A decline in Packaging NZ earnings as a result of increased competition in the New Zealand market despite significant improvements in productivity.

Quarter ending (NZ$ million)	Dec 05	Sept 05	June 05	Mar 05	Dec 04
Revenue	129	131	145	129	114
Operating Profit as Reported	10	9	13	10	7

Packaging's December quarter operating profit was $10 million compared with $9 million in the September quarter and $7 million in the 2004 December quarter. The improved result compared to the September quarter was driven by a strong operating performance offsetting slightly lower sales.

FORESTS

Twelve months ending (NZ$ million)	December 2005	December 2004
Revenue	375	553
Operating Profit before Land Sale	66	62
Gain on sale of land	39	16
Operating Profit as Reported	105	78

Forests had a satisfactory year with operating profit, excluding gains on land sales, increasing 6% from $62 million in 2004 to $66 million in 2005 and gain on land sales increasing from $16 million in 2004 to $39 million in 2005. The significant factors contributing to this result were:

- Operations delivered an improved performance year on year driven by cost reductions;

- The volume of fibre cut was reduced to 4.5 million tonnes in line with the Company's plans to increase the age of the forest estate; and

- The loss of earnings from the forests sold in October 2005.

Quarter ending (NZ$ million)	Dec 05	Sept 05	June 05	Mar 05	Dec 04
Revenue	77	107	99	92	133
Operating Profit before Land Sales	19	19	16	12	18
Gain on sale of land	2	8	18	11	12
Operating Profit as Reported	21	27	34	23	30

Forests' operating profit for the quarter, excluding land sales, was similar to the previous quarter. This was primarily due to cost reductions offsetting the reduction in sales volumes.

FOREST ASSET

Period (NZ$ million)	Year ended Dec 04	Nine months ended Sept 05	Quarter ended Dec 05	Year ended Dec 05
Forest Asset Value	1,465	1,179	1,242	1,242
Forest Asset Fair Value Change	(88)	133	62	195

At year end, the Company undertook a comprehensive review of the forest valuation including re-evaluating area, forecast wood flows, costs and prices. The major changes from 2004 were:

- The removal of 108,000 ha of forests sold to as part of sale of non-strategic forests completed in 2005 at a pre-tax book value of $416 million; and

- The increase in forest value of $195 million in 2005 comprising net growth in the volume of the remaining estate (i.e. harvest volumes less than sustainable growth), lower operating and overhead costs, improved mix of wood flow and slightly lower opening prices.

FOREIGN EXCHANGE HEDGES

- Net foreign exchange gains for 2005 were $112 million compared with $119 million in 2004;

- In the September quarter the Company closed out A$/US$ hedges related to Bell Bay realising approximately $20 million in cash. In accordance with hedge accounting principles, the gain on these hedges will be realised over the next two years;

- At current spot exchange rates, the estimated foreign exchange gains that will be reflected in the financial performance of the company as Net FX gains are forecast to be $74 million in 2006 and $52 million in 2007; and

- As at 31 December 2005 the foreign exchange hedge portfolio had a fair value of $132 million (excluding the Bell Bay hedges).

TAX

Total tax expense for 2005 was $43 million including a $13 million gain in connection with the sale of non-strategic forests in October 2005, a credit in connection with fixed asset impairment (excluding goodwill), an expense in connection with forests fair value change and an expense related to deferred tax on US$ denominated fixed assets.

FINAL DIVIDEND

The Company will not be declaring a final dividend for the year ended 31 December 2005.

All dollars are in New Zealand currency unless otherwise indicated. CHH adopted International Financial Reporting Standards (IFRS) effective 1 January 2005. Where appropriate, comparatives have been restated.

For more information on CHH, visit the company's website www.chh.com

CARTER HOLT HARVEY LIMITED

John Maasland
Chairman

Peter Springford
Chief Executive Officer

3 February 2006

Headline: FY to 31/12/05 NZ$130m profit (PY NZ$569m profit) -77.2%
DIV Nil

Note that information for the headline should be extracted from line 1.5 of Appendix 1.

Text:
Name of Listed Issuer: Carter Holt Harvey Limited

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE FOR THE FULL YEAR ENDED: 31 December 2005

Total Trading Revenue: NZ$3,275m, Down 0.7% from NZ$3,298m

OPERATING SURPLUS BEFORE UNUSUAL ITEMS, EQUITY EARNINGS, INTEREST AND TAX: NZ$207m, Down 29.8% from NZ$295m

Unusual items for separate disclosure:

	NZ $m
Forest Asset Fair Value change	195
Restructuring and non-recurring items:	
Asset Impairment	(143)
Redundancies	(35)
Asset write offs	(9)
Environmental provisions	(7)
Gain on sale of 'non-strategic' forests	14
Sale of businesses & equity investments	5
Other	4
	(171)
Total unusual items	24

SURPLUS BEFORE TAX: NZ$175m, Up 56.3% from NZ$112m

Less tax on profit: NZ$43m (Previous Corresponding Full Year – NZ$4m)

SURPLUS AFTER TAX FROM CONTINUING OPERATIONS: NZ$132m, Up 22.2% from NZ$108m

Discontinued operations: nil; Down 100% from $462m.

Extraordinary items after tax attributable to Members of the Listed Issuer: Nil

NET SURPLUS AFTER TAX BUT BEFORE MINORITY INTERESTS: NZ$132m, Down 76.8% from NZ$570m

Less minority interests: NZ$2m (Previous Corresponding Full Year – NZ$1m)

NET SURPLUS AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER: NZ$130m, Down 77.2% from NZ$569m.

Earnings per share: 9.9cps, Down from 35.6cps

Earnings per share – continuing operations: 9.9cps, Up from 6.8cps

Final Dividend: Nil
Record Date: N/A
Date Payable: N/A
Imputation tax credit on latest dividend: N/A
Short details of any bonus or rights issue or other item(s) of importance not previously released to the market: Nil

Summary of commentary:

- CHH's operating profit in the year ended 31 December decreased 30% from $295 million in 2004 to $207 million in 2005.

- The $207 million operating profit for the year ended 31 December 2005 is in line with the guidance provided by the company in October 2005 when it indicated that its operating profit would be approximately $200 million.

- CHH's operating profit includes three main components:

  - Operating profit before land sales and net FX gains and including corporate costs, which decreased from $160 million in 2004 to $50 million in 2005;
  - Profit on land sales which increased from $16 million in 2004 to $45 million in 2005; and
  - Net FX gains on currency hedges of $112 million were recorded in 2005. By comparison they were $119 million in the prior year.

- In accordance with accounting standards, CHH revalues its forestry assets at each reporting date. As at 31 December 2005 the forestry assets were revalued upwards by $195 million compared with a decrease in valuation as at 31 December 2004 of $88 million.

- Restructuring and non-recurring charges of $171 million were incurred during the period. This compares to a charge of $51 million recorded in the prior period. The charges included:

    - Asset impairment provisions of $143 million which were provided against the MDF (Medium Density Fibreboard) Australian and New Zealand businesses and the PTP business in China. There were no provisions made for asset impairment in the prior period;
    - Redundancies of $35 million relating principally to corporate, packaging in Australia and the wood products business group. This compares to redundancies of $20 million in the prior period; and
    - A gain on sale of the non strategic forests sold during the year of $14 million.

- Finance costs increased from $43 million in 2004 to $52 million in 2005.

- Taxation charge increased from $4 million in 2004 to $43 million in 2005.

- The net of all the above items is reflected in full year net profit for the year from continuing operations which increased from $108 million in 2004 to $132 million in 2005.

- During the year CHH's net debt position improved from $511 million as at 31 December 2004 to $298 million as at 31 December 2005. Significant items were the sale of non-strategic forests for net proceeds of $385 million, acquisition of Wadepack and Tenon for a total of $264 million and dividend payments of $125 million.

- There was no significant change in Shareholders Equity which was $3,589 million as at 31 December 2005.

PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT

Carter Holt Harvey Limited

(Name of Listed Issuer)

For Full Year Ended 31 December 2005

(referred to in this report as the "current full year")

Preliminary full year report on consolidated results (including the results for the previous corresponding full year) in accordance with Listing Rule 10.4.2.
This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on unaudited financial statements.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

All comparative numbers have been restated under IFRS.

1 CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	*Consolidated Statement Financial Performance		
	Current full Year $NZ millions	*Up/Down %	Previous corresponding full year $NZ millions
1.1 OPERATING REVENUE			
(a) Trading Revenue	3,275	-0.7%	3,298
(b) Other Revenue	83	-3.5%	86
(c) Total Operating Revenue	3,358	-0.8%	3,384
1.2 OPERATING *SURPLUS (DEFICIT) BEFORE TAXATION	175	56.3%	112
(a) Less taxation on operating result	(43)	975.0%	(4)
1.3 OPERATING *SURPLUS (DEFICIT) AFTER TAX - CONTINUING OPERATIONS	132	22.2%	108
(a) Extraordinary Items after Tax [detail in Item 3]			
(b) Unrealised net change in value of investment properties			
(c) Discontinued Operations		-100.0%	462
1.4 NET *SURPLUS (DEFICIT) FOR THE PERIOD	132	-76.8%	570
(a) Net *Surplus (Deficit) attributable to minority interests	(2)		(1)
1.5 NET SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	130	-77.2%	569

2 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ EXPENSES FOR full YEAR	*Consolidated Statement of Financial Performance	
	Current full year $NZ millions	Previous corresponding full year $NZ millions
2.1 INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
(a) Interest revenue included in Item 1.1(b)	8	37
(b) # Unusual items for separate disclosure gain/(loss) (detail - Item 3)	24	(139)
(c) Equity earnings gain/(loss) (detail - Item 16)	(4)	(1)
(d) Interest expense included in Item 1.2 (include all forms of interest, etc)	61	78
(e) Leasing and renting expenses	49	48
(f) Depreciation	201	192
(g) Dimuniton in the value of assets (other than depreciation)	90	5
(h) Amortisation of goodwill		
(i) Amortisation of other intangible assets	4	5
(j) Impairment of goodwill	53	
(k) Impairment of other intangible assets		

2.2 SUPPLEMENTARY ITEMS

	Consolidated Statement of Financial Performance	
	Current full Year $NZ millions	Previous corresponding full Year $NZ millions
(a) # Interest costs excluded from Item 2.1(d) and capitalised		2
(b) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(c) Unrecognised differences between the carrying value and market value of publicly traded investments		

#Items marked in this way need to be shown only there their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

3 DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP

	Group - Current Full Year	
DETAILS AND COMMENTS	Operating Revenue $NZ millions	Operating Surplus $NZ millions
Discontinued Activities:		
(Disclose Operating Revenue and Operating Surplus)		
TOTAL DISCONTINUED ACTIVITIES		
Material Unusual (including Non Recurring) Items (included in 1.2)		
Description:		
Forest Asset Fair Value Change		195.0
Asset Impairment		(143.0)
Redundancies		(35.0)
Asset write-offs		(9.0)
Environmental provisions		(7.0)
Gain on sale of 'non-strategic' forests		14.0
Sale of businesses and equity investments		5.0
Other		4.0
TOTAL MATERIAL NON RECURRING ITEMS		24.0
Extraordinary Items (Ref. Item 1.3(a))		
Description:		
TOTAL EXTRAORDINARY ITEMS		

	Statement of Movements In Equity	
4 STATEMENT OF MOVEMENTS IN EQUITY	Current full year $NZ millions	Previous corresponding full year $NZ millions
4.1 *NET SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	130	569
(a) *Net Surplus (Deficit) attributable to minority interest	2	1
4.2 OTHER RECOGNISED REVENUE AND EXPENSES		
(a) *Increases (decreases) in revaluation reserves		
(b) Translation Differences and movements in other reserves	(65)	(103)
(c) Minority interest in other recognised revenue and expenses		
4.3 TOTAL RECOGNISED REVENUES AND EXPENSES		
4.4 OTHER MOVEMENTS		
(a) Contributions by Owners		3
(b) Distributions to Owners	(125)	(584)
(c) Other	63	32
4.5 EQUITY AT BEGINNING OF FULL YEAR	3,606	3,688
4.6 EQUITY AT END OF FULL YEAR	3,611	3,606

	Earnings Per Security	
5 EARNINGS PER SECURITY Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share	Current full year $NZ millions	Previous corresponding full year $NZ millions
(a) Basic EPS	9.9	35.6
Basic EPS - Continuing Operations	9.9	6.8
(b) Diluted EPS (if materially different from (a))		

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES

(a) Name of subsidiary or group of subsidiaries — Nil

(b) Percentage of ownership acquired

(c) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) — $

(d) Date from which such contribution has been calculated

TOTAL — $

7 MATERIAL DISPOSALS OF SUBSIDIARIES

(a) Name of subsidiary or group of subsidiaries — Nil

(b) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) — $

(c) Date from which such contribution has been calculated

(d) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) for the previous corresponding full year

(e) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) from sale of subsidiary — $

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the full year report:

SEGMENTS

Industry

- Operating revenue:
  - Sales to customers outside the group
  - Intersegment sales
  - Unallocated revenue
- Total revenue [consolidated total equal to Item 1.1(c) above]
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Geographical

- Operating revenue:
  - Sales to customers outside the group
  - Intersegment sales
  - Unallocated revenue
- Total revenue [consolidated total equal to Item 1.1(c) above]
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Refer to attached supplementary financial information on pages 5 and 6

(Note (VIII) attached has particular relevance for the preparation	Consolidated Statement of Financial Position At end of current full Year $NZ millions	As shown in last Annual Report $NZ millions	If half yearly as shown in last half yearly report $NZ millions
9 CURRENT ASSETS:			
(a) Cash	75	28	
(b) Trade receivables	502	440	
(c) Investments	122	552	
(d) Inventories	532	483	
(e) Other assets, current	146	161	
TOTAL CURRENT ASSETS	1,377	1,664	
9.1 NON-CURRENT ASSETS			
(a) Trade receivables			
(b) Investments	32	45	
(c) Inventories			
(d) Property, plant and equipment	2,060	2,086	
(e) Goodwill	130	116	
(f) Deferred Taxation Assets	57	25	
(g) Other Intangible Assets	79	99	
(h) Other assets, non current	1,347	1,695	
9.2 TOTAL NON-CURRENT ASSETS	3,705	4,066	
9.3 TOTAL ASSETS	5,082	5,730	
9.4 CURRENT LIABILITIES			
(a) Trade Creditors	487	467	
(b) Income in advance, current			
(c) Secured loans	15	14	
(d) Unsecured loans	2	381	
(e) Provisions, current	37	39	
(f) Other liabilities, current	2		
TOTAL CURRENT LIABILITIES	543	901	
9.5 NON-CURRENT LIABILITIES			
(a) Accounts payable, non-current			
(b) Secured loans	40	54	
(c) Unsecured loans	438	642	
(d) Provisions, non-current	19	27	
(e) Deferred Taxation Liability, non-current	413	479	
(f) Other liabilities, non-current	18	21	
9.6 TOTAL NON-CURRENT LIABILITIES	928	1,223	
9.7 TOTAL LIABILITIES	1,471	2,124	
9.8 NET ASSETS	3,611	3,606	
9.9 SHAREHOLDERS' EQUITY			
(a) Share capital (optional)	1,770	1,732	
(b) Reserves (optional) (i) Revaluation reserve			
(ii) Other reserves	(15)	50	
(c) Retained Surplus (accumulated Deficit) (optional)	1,834	1,804	
9.10 SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	3,589	3,586	
(a) Minority equity interests in subsidiaries	22	20	
9.11 TOTAL SHAREHOLDERS' EQUITY	3,611	3,606	
(a) Returns on Assets (%) (EBIT divided by Total Assets)*	4.5%	2.7%	
(b) Return on Equity (%) (Net Income divided by Shareholders' Equity)	3.7%	3.0%	
(c) Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders' Equity)	40.7%	58.9%	

* Excludes discontinued operations

Consolidated Statement of cashflows for full year

(See Note (IX) attached)

10 CASH FLOWS RELATING TO OPERATING ACTIVITIES

	Current full year $NZ millions	Corresponding full year $NZ millions
(a) Receipts from customers	3,444	3,657
(b) Interest received	12	32
(c) Dividends received	1	4
(d) Payments to suppliers and employees	(3,115)	(3,312)
(e) Interest paid	(63)	(85)
(f) Income taxes paid	(39)	
(g) Other cash flows relating to operating activities		
NET OPERATING FLOWS	240	296

(See Note (IX) attached)

11 CASH FLOWS RELATING TO INVESTING ACTIVITIES

	Current full year $NZ millions	Corresponding full year $NZ millions
(a) Cash proceeds from sale of property, plant and equipment	51	42
(b) Cash proceeds from sale of equity investments	438	1,001
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(149)	(151)
(e) Interest paid - capitalised		
(f) Cash paid for purchases of equity investments	(264)	(181)
(g) Loans to other entities		
(h) Other cash flows relating to investing activities	31	(136)
NET INVESTING CASH FLOWS	107	575

(See Note (IX) attached)

12 CASH FLOWS RELATED TO FINANCING ACTIVITIES

	Current full year $NZ millions	Corresponding full year $NZ millions
(a) Cash proceeds from issue of shares, options, etc.		
(b) Borrowings		668
(c) Repayment of borrowings	(630)	(653)
(d) Dividends paid	(125)	(104)
(e) Other cash flows relating to financing activities	54	(467)
NET FINANCING CASH FLOWS	(701)	(556)

(See Note (IX) attached)

13 NET INCREASE (DECREASE IN CASH HELD)

	Current full year $NZ millions	Corresponding full year $NZ millions
(a) Cash at beginning of full year	454	162
(b) Exchange rate adjustments to Item 12.3(a) above	2	(23)
(c) CASH AT END OF FULL YEAR	102	454

14 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and and liabilities but did not involve cash flows: None

15 RECONCILIATION OF CASH

For the purposes of the above Statement of cash flows, cash includes:

Cash at the end of the full year year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:

	Current full year $NZ millions	Previous Corresponding full year $NZ millions
Cash on hand and at bank	75	28
Deposits at call	29	426
Bank overdraft	(2)	
Other (provide details eg Term Deposits		
Total = Cash at End of Full Year (Item 13(c) above)	102	454

16 EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group's share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

16.1 GROUP SHARE OF RESULTS OF ASSOCIATES

	Equity Earnings	
	Current full year $NZ millions	Previous corresponding full year $NZ millions
(a) OPERATING *SURPLUS (DEFICIT) BEFORE TAX	(4)	4
(b) Less tax		(1)
(c) OPERATING *SURPLUS (DEFICIT) AFTER TAX	(4)	3
(i) Extraordinary items		
(d) NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	(4)	3

16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of Full Year		Contribution to net *surplus (deficit) (Item 1.5)	
Equity Accounted Associates	Current Full Year	Previous Corresponding Full Year	Current Full Year $NZ millions	Previous Corresponding Full Year $NZ millions
			Equity Accounted in current year	
Nil				
Other Material Interests			*Not Equity Accounted in current year*	
Nil				

(b) Investments in Associates

	Current full Year $NZ millions	Previous Corresponding full Year $NZ millions
Carrying value of investments in associates beginning of full year	45	61
Share of changes in associates' post acquisition surpluses/and reserves:		
- Retained surplus	(4)	3
Other	(9)	(15)
Net goodwill amortisation and impairment adjustments in the period		
Less Dividends received in the period		(4)
Equity carrying value of investments at the end of full year	32	45
Amount of goodwill included in carrying value at end of that full year	18	18

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT FULL YEAR

Category of Securities	Number Issued	Number Quoted	Paid-Up Value cents (If not fully paid)
PREFERENCE SHARES:	Nil	Nil	Nil
# (Description)			
Issued during current full year			
ORDINARY SHARES:			
at 31 December 2005	1,308,600,047	1,308,600,047	n/a
Issued during current full year	Nil	Nil	n/a
CONVERTIBLE NOTES	Nil	Nil	
# (Description)			
Issued during current full year			

OPTIONS:	Issued	Quoted	Exercise Price	Expiry Date
	Nil	Nil	n/a	n/a
Issued during current full year				

DEBENTURES - Totals only:	Nil	$	
UNSECURED NOTES - Totals only:	Nil	$	
OTHER SECURITIES	Nil	$	$

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18 COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(a) Material factors affecting the revenues and expenses of the group for the current full year
Refer to attached commentary

(b) Significant trends or events since end of current full year
Refer to attached commentary

(c) Changes in accounting policies since last Annual Report to be disclosed.
The Group adopted International Financial Reporting Standards effective 1/1/05.
Refer to attached Interim Report 2005

(d) Critical Accounting Policies - Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the Issuer's financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain
Refer to attached Interim Report 2005

(e) Management's discussion and analysis of financial condition, result and/or operations (optional) - this section should contain forward looking statements that should outline where these involve risk and uncertainty
Refer to attached commentary

(f) Other comments
Nil

19 DIVIDEND

(a) Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share
3.59%

(b) Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)
Residents 3.06% Non-Residents 3.35%

20 ANNUAL MEETING (if full year report)

(a) To be held at
To be confirmed

(b) Date 2006 Time

(c) Approximate date of availability of Annual Report

If this full year report was approved by resolution of a sub-committee of the Board of Directors, please indicate date of resolution:

John H Maasland
Chairman

3 February 2006
(date)



To: Market Announcement Platform
Company Announcement Platform

Company: NZX
ASX

From: Shehnaz Hajati

Date: 3 February 2006

Subject: **Carter Holt Harvey receives new Takeover Notice**

Carter Holt Harvey Limited (CHH) today received the attached notice dated 3 February 2006 from Rank Group Investments Limited (Rank) pursuant to Rule 41 of the Takeovers Code of its intention to make a full Takeover Offer ('Offer') under the Takeovers Code to acquire all of the ordinary shares issued by CHH that it does not own at the date of this notice.

The Notice records that the Offer is subject to a 90% acceptance and that all shareholders will receive NZ$2.75 in cash subject to the 90% threshold being achieved within 7 business days after the date of the Offer.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
Shehnaz Hajati
Manager - Company Secretarial
Telephone: 64 9 262 6174
Facsimile: 64 9 262 6089

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone: 64 9 262 6000
Facsimile: 64 9 262 6099

www.chh.com

RANK GROUP INVESTMENTS LIMITED

LEVEL 12, 132-138 QUAY ST., PO BOX 3515, AUCKLAND, NEW ZEALAND

3 February 2006

NEW CASH OFFER FOR 14.3% REMAINING CARTER HOLT HARVEY SHARES

- **$2.75 per share**
- **10% increase on price previously paid**
- **Upper end of the independent expert's most recent valuation range**
- **Subject to 90% acceptance – includes 5 cent early acceptance benefit**

Dear Carter Holt Harvey Shareholder

Today Rank Group Investments Limited (Rank Group) announced an offer to purchase the remaining 14.3% of Carter Holt Harvey that it does not presently own. The offer price is $2.75 per share.

Rank's previous offer, at $2.50 per share, was unanimously recommended by Carter Holt Harvey's independent directors and was determined to be fair by Grant Samuel & Associates Limited. It closed with acceptances of 85.7% of the company from approximately 25,000 Carter Holt Harvey shareholders, including International Paper, the company's major (50.5%) shareholder.

Clearly at this point circumstances have changed. Having reached a shareholding of 85.7%, Rank would prefer to complete the takeover and privatise the company as the fundamental reasons for maintaining a public company (access to equity markets and liquidity in the shares) are of no commercial value to Rank, while the costs and liabilities associated with being public remain.

In offering a price of $2.75, Rank has not changed its assessment that $2.50 is full and fair value for Carter Holt Harvey shares. To be clear, under no circumstances could Rank have justified paying $2.75 per share for all of Carter Holt Harvey. Rather, Rank has taken advice as to the price necessary to acquire the remaining shares and determined this to be within tolerance in the circumstances. Rank is not prepared to pay this higher price for additional Carter Holt Harvey shares on an incremental basis. Accordingly this offer has been structured in an "all or nothing" manner, by way of a condition that Rank secures a 90% shareholding, being the level at which the compulsory acquisition procedure can be implemented. The 90% condition cannot be waived – if the 90% holding is not achieved then Rank will not acquire any shares under this new offer and the offer will lapse.

Further the offer price is structured in two parts, being $2.70 per share, with an additional 5 cents per share payable if Rank achieves a 90% shareholding within 7 business days of the date of the new offer (anticipated to be mid-February). This provides a tangible incentive for shareholders to act promptly.

Rank's offer for the remaining shares in Carter Holt Harvey represents a substantial (10%) premium on the price paid to acquire our present interest, is at the upper end of the range most recently determined by independent valuation, and includes an early acceptance premium in order to provide certainty and early payment to accepting shareholders.

Yours sincerely

Graeme Hart

RANK GROUP INVESTMENTS LIMITED

LEVEL 12, 132-138 QUAY ST., PO BOX 3515, AUCKLAND, NEW ZEALAND

3 February 2006

The Directors
Carter Holt Harvey Limited
640 Great South Road
Manukau City
AUCKLAND

TAKEOVER NOTICE

Rank Group Investments Limited hereby gives notice pursuant to Rule 41 of the Takeovers Code of its intention to make a full takeover offer under the Takeovers Code to acquire all of the ordinary shares issued by Carter Holt Harvey Limited that it does not own at the date of this notice.

Attached to this notice are the terms of the offer, including the information required by Schedule 1 to the Takeovers Code (stated as at the date of this notice).

Yours faithfully
RANK GROUP INVESTMENTS LIMITED

Graeme Hart
Director

cc: The Takeovers Panel
Level 8, Unisys House
56 The Terrace
WELLINGTON

RANK GROUP INVESTMENTS LIMITED

FULL TAKEOVER OFFER FOR CARTER HOLT HARVEY LIMITED

$2.75 IN CASH FOR EACH ORDINARY SHARE, BEING:

- **$2.70**

  PLUS

- **$0.05 ADDITIONAL PAYMENT IF RANK ACHIEVES 90% BY *[SEVEN BUSINESS DAYS AFTER THE DATE OF THIS OFFER]* FEBRUARY 2006**

10% INCREASE ON PRICE PREVIOUSLY PAID

UPPER END OF THE INDEPENDENT EXPERT'S MOST RECENT VALUATION RANGE

SUBJECT TO 90% ACCEPTANCE – INCLUDES 5 CENT EARLY ACCEPTANCE BENEFIT

IMPORTANT

If you are in doubt as to any aspect of this offer, you should consult a person authorised to undertake trading activities by New Zealand Exchange Limited or Australian Stock Exchange Limited or a financial or legal adviser.

If you have sold all your shares in Carter Holt Harvey Limited, you should immediately hand this offer document and the accompanying acceptance form to the purchaser, or to the person authorised to undertake trading activities by either New Zealand Exchange Limited or Australian Stock Exchange Limited or other agent through whom the sale was made, to be passed to the purchaser.

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION

TABLE OF CONTENTS

IMPORTANT CONTACTS

If you have any questions about this Offer you should contact Rank or the Share Registrar for the Offer:

Contact Rank on:

- 0800 005 675 if you are in New Zealand
- 1300 733 434 if you are in Australia
- +61 3 9415 4234 if you are calling from elsewhere in the world

Contact the Share Registrar:

- Computershare Investor Services Limited
  Level 2, 159 Hurstmere Road, Takapuna
  Private Bag 92119
  Auckland, New Zealand

- Telephone: +64 9 488 8777
- Facsimile: +64 9 488 8787

Alternatively, you should contact your financial or legal adviser.

RANK RECOMMENDS THAT YOU ACCEPT QUICKLY

This offer for your shares in Carter Holt Harvey Limited is structured to provide a higher price if Rank becomes the holder or controller of 90% of Carter Holt Harvey shares by ***[Date]*** February 2006.

Rank recommends that Carter Holt Harvey shareholders accept quickly, and in any event by *[Date]* February 2006.

An Acceptance and Transfer Form accompanies this offer document. Use that form to accept this Offer. Instructions on how to accept this Offer are found on that form and on page 2 of this offer document.

SUMMARY OF THIS OFFER

On 3 February 2006, Rank Group Investments Limited ("**Rank**") announced that it would make a full takeover offer ("**Offer**") for all the ordinary shares in Carter Holt Harvey Limited ("**Carter Holt Harvey**") that it does not already own. Rank owns 85.7% of Carter Holt Harvey shares as at the date of this Offer.

The key terms of this Offer are:

Offer Price	Rank will pay **$2.75 in cash** per Carter Holt Harvey ordinary share if the requirement immediately below is satisfied, comprising: (a) a base payment of $2.70; plus (b) an additional payment of $0.05. Rank will only pay the additional payment if by ***[insert date that is seven business days after date of the offer]*** February 2006 it has received acceptances of this Offer that will result in it holding or controlling 90% of Carter Holt Harvey. The $2.70 base payment is payable if 90% is achieved irrespective of when that is achieved in the offer period.
Minimum Acceptance Condition – 90%	This Offer is conditional on Rank receiving acceptances which will result in Rank holding or controlling 90% of Carter Holt Harvey. This condition may not be waived by Rank, and this Offer will only proceed and shares acquired if the condition is satisfied.
Opening Date	***[Insert date of offer]*** February 2006.
Closing Date	***[30 days following the date of the offer]*** March 2006 (unless this Offer is extended in accordance with the Takeovers Code).
Payment Date	If you accept this Offer you will be paid the consideration for your shares no later than 3 Business Days after the later of the date on which your acceptance is received by Rank and the date on which this Offer is declared unconditional.
Brokerage Costs	You will not pay any brokerage costs if you accept this Offer.

THIS IS A SUMMARY ONLY OF THIS OFFER. DETAILED TERMS AND CONDITIONS OF THIS OFFER ARE SET OUT ON THE FOLLOWING PAGES OF THIS DOCUMENT. YOU SHOULD READ THESE CAREFULLY.

HOW TO ACCEPT THIS OFFER

Closing Date	This Offer is scheduled to close on ***[30 days following the date of the offer]*** March 2006 (unless extended in accordance with the Takeovers Code). If you wish to **ACCEPT** this Offer, you must ensure that your acceptance is received by Rank on or before the Closing Date. Rank recommends that Carter Holt Harvey shareholders **ACCEPT** quickly, and in any event by ***[Date]*** February 2006.
How to ACCEPT	Complete the enclosed Acceptance and Transfer Form in accordance with the instructions set out on that form and then fax, hand deliver or post the form to: **Rank Group Investments Limited** c/o Computershare Investor Services Limited Level 2, 159 Hurstmere Road Takapuna Private Bag 92119 Auckland, New Zealand Telephone: +64 9 488 8777 Facsimile: +64 9 488 8787 A reply-paid envelope is enclosed.
If you have sold all your Carter Holt Harvey shares	Please hand or send this Offer document and all enclosures (including the Acceptance and Transfer Form) immediately to: ❖ the purchaser or purchasers of your shares; or ❖ the broker through whom you made the sale requesting that this Offer document and all enclosures be forwarded to the new Carter Holt Harvey shareholder.
If you have sold some of your Carter Holt Harvey shares	Please alter the "Number of CHH Shares" box on the Acceptance and Transfer Form to the number of shares which you have retained, initial the change and forward the amended Acceptance and Transfer Form to Rank at the address set out above. Rank will then recalculate the amount of cash to which you are entitled to reflect the number of shares for which you have accepted this Offer. Please also advise the purchaser(s) of your shares, or request the broker through whom you made the sale, to advise the purchaser(s) of your shares, of this Offer and that copies of it are available from Rank at the address set out above. Please also advise the Share Registrar of the number of shares sold and the broker concerned.
If you have lost your Acceptance and Transfer Form	Please contact Computershare Investor Services Limited on +64 9 488 8777 and they will provide you with a new Form.

MERITS OF THIS NEW CASH OFFER

NOTE: THE INFORMATION IN THIS SECTION ASSUMES THE FULL OFFER PRICE OF $2.75

1. PREMIUM PRICE

- **Significant premium to CHH historical share price.** The Offer price of $2.75 per share represents a significant premium for your shares relative to Carter Holt Harvey's share price prior to takeover speculation that occurred when International Paper announced it was exploring 'strategic alternatives' for its majority shareholding in Carter Holt Harvey.[1]



$2.75
42.5% Premium
46.9% Premium
44.5% Premium
Rank Offer
1 Day Closing Price [1]
2 Month Average Price [1,2]
3 Month Average Price [1,2]

Source: IRESS.
(1) Premia calculated as at 24 June 2005, being the last trading day prior to the day that International Paper announced that it was exploring strategic alternatives in respect of its shareholding in Carter Holt Harvey.
(2) Average Price is a volume-weighted average share price (VWAP) on NZSX for the relevant period.

- **A 10% premium relative to Rank's original unanimously recommended and fair offer of $2.50 per share.** On 1 November 2005, CHH's former Committee of Independent Directors unanimously recommended that shareholders accept Rank's original $2.50 offer. Grant Samuel and Associates Limited gave its opinion at that time that the offer was fair. Rank's new offer of $2.75 per share is a 10% premium to this original recommended Offer price.

- **A superior return compared with the share price performance of comparable entities listed on the New Zealand stock market since Rank's original offer.** The 10% increase in Rank's Offer price provides a superior return on investment compared to the share price performance of other companies operating in comparable sectors listed on the New Zealand share market since Rank's first takeover offer was announced and also compared to the average share price performance of comparable companies identified in the original Grant Samuel report.


Share Price Performance
10.0%
(6.1%)
(5.3%)
(4.2%)
(21.7%)
Tenon
Independent Expert's Comparable Companies*
NZX 10 Index
Fletcher Building
Increase in Rank's Offer

Source: IRESS.
Share price performance calculated over period from 17 August 2005 (date of Rank's original takeover offer) to 1 February 2006.
* Average share price performance of comparable companies identified in Grant Samuel's independent expert's report. Average excludes Georgia Pacific, which is currently the subject of takeover activity.

2. **A 15.0% PREMIUM TO THE AVERAGE DISCOUNTED CASH FLOW VALUATION PER CHH SHARE BASED ON INDEPENDENT RESEARCH.**

Date	Broker	Valuation	Broker's Methodology *
24-Jan-06	Goldman Sachs JBWere	$2.30	Not disclosed
18-Jan-06	Citigroup	$2.43	Capitalised earnings
07-Nov-05	Macquarie	$2.17	DCF
01-Nov-05	UBS	$2.85	Sum of the parts
26-Oct-05	Deutsche Bank	$2.50	DCF
26-Oct-05	Forsyth Barr	$2.10	DCF
	Average	$2.39	
	Offer Premium @ $2.75	15.0%	

Note: Analysis uses the most recent broker reports available to Rank as at the date of this Offer.
* Discounted Cash Flow ("DCF") valuations used for analysis unless unavailable.

3. CARTER HOLT HARVEY'S SHARE PRICE HAS NOT CLOSED ABOVE THE $2.75 OFFER PRICE AT ANY TIME IN THE LAST FIVE YEARS


Offer Price: $2.75
$2.90
$2.70
$2.50
$2.30
$2.10
$1.90
$1.70
$1.50
Share Price (NZ$)
01-Jan-01
01-Jan-02
01-Jan-03
01-Jan-04
01-Jan-05
01-Jan-06
CHH Closing Share Price
Rank's Offer

TERMS AND CONDITIONS OF FULL TAKEOVER OFFER FOR CARTER HOLT HARVEY ORDINARY SHARES

Rank Group Investments Limited ("**Rank**") offers to purchase all of the fully-paid ordinary shares ("**CHH Shares**") in Carter Holt Harvey Limited ("**Carter Holt Harvey**") that Rank does not own as at the date of this offer document ("**Offer**"). This Offer is dated ***[insert date]*** February 2006.

1. THIS OFFER

1.1 Rank offers to acquire the CHH Shares, including all rights, benefits, and entitlements attached thereto on, after, or by reference to, 2 February 2006 ("**Effective Date**") on the terms and conditions contained in this Offer.

1.2 This Offer will remain open for acceptance until ***[insert date that is 30 days after the date of this Offer]*** March 2006 or such later date (if any) as Rank may determine to extend it in accordance with the Takeovers Code ("**Closing Date**").

2. OFFER PRICE

2.1 The consideration offered by Rank for each CHH Share is, subject to the requirements set out in this paragraph 2.1, **$2.75 in cash**, comprising:

(a) a base consideration of $2.70 in cash per CHH Share ("**Base Consideration**"); plus

(b) an additional payment of $0.05 in cash per CHH Share ("**Additional Consideration**").

The Additional Consideration will be paid only if, by the end of the day that is seven Business Days after the date of this Offer, such day being ***[insert date]*** February 2006 ("**Additional Consideration Date**"), Rank has received valid acceptances of this Offer in respect of CHH Shares that, when aggregated with Rank's existing ownership of CHH Shares (as at the date of this Offer) will result in Rank holding or controlling 90% or more of the total number of CHH Shares on issue. At the date of this Offer, Rank holds or controls 85.7% of all CHH Shares on issue.

2.2 If the Additional Consideration becomes payable in accordance with paragraph 2.1, the Additional Consideration will be paid to each Carter Holt Harvey shareholder that accepts this Offer (each, an "**accepting Carter Holt Harvey shareholder**"), regardless of when they accept this Offer.

2.3 If this Offer is declared unconditional, Rank will pay the Base Consideration and, if applicable, the Additional Consideration, to each accepting Carter Holt Harvey shareholder no later than 3 Business Days after the later of:

(a) the date on which that accepting Carter Holt Harvey shareholder's acceptance is received by Rank; and

(b) the date on which this Offer is declared unconditional.

2.4 The consideration payable to each accepting Carter Holt Harvey shareholder will be paid by cheque sent by ordinary mail or paid in cleared funds by electronic transfer (at the election of the accepting Carter Holt Harvey shareholder). Investors electing payment by electronic transfer may be charged fees by their bank or financial institution.

2.5 If the consideration payable to an accepting Carter Holt Harvey shareholder is not sent to that shareholder within the period specified in paragraph 2.3, that shareholder may withdraw their acceptance of this Offer by notice in writing to Rank, but only:

(a) after the expiration of seven days written notice to Rank of that shareholder's intention to do so; and

(b) if that shareholder does not receive the consideration to which they are entitled during the seven day period referred to in paragraph 2.5(a).

3. HOW TO ACCEPT THIS OFFER

3.1 To accept this Offer, you need only:

(a) complete the Acceptance and Transfer Form enclosed with this Offer ("**Acceptance Form**") in accordance with the instructions on the Acceptance Form; and

(b) return the completed Acceptance Form **AS SOON AS POSSIBLE** after receipt of this Offer, but in any event so that it is received by Rank no later than the Closing Date, to:

Rank Group Investments Limited
c/- Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
Private Bag 92119
Auckland
New Zealand

Telephone: +64 9 488 8777
Facsimile: +64 9 488 8787

Acceptances may be returned by fax, hand delivery or post (in the reply paid envelope which is enclosed with this Offer). If you fax your acceptance please also send the original to Rank by post.

Rank recommends that Carter Holt Harvey shareholders ACCEPT quickly, and in any event by *[Date]* February 2006.

No acknowledgement of receipt of acceptances of this Offer will be issued.

3.2 Rank may, in its discretion, treat any Acceptance Form as valid notwithstanding that it is not accompanied by the relevant Common Shareholder Number ("**CSN**"), or that it does not otherwise comply with paragraph 3.1 above, or any instructions on the Acceptance Form. Rank may, in its discretion, rectify any errors in, or omissions from, any Acceptance Form to enable that form to constitute a valid acceptance of the Offer and to facilitate registration of the transfer of the relevant CHH Shares.

3.3 Acceptance of this Offer by each accepting Carter Holt Harvey shareholder constitutes a contract between that accepting Carter Holt Harvey shareholder and Rank on the terms

and subject to the conditions of this Offer. Other than in the circumstances set out in paragraph 2.5 above, an accepting Carter Holt Harvey shareholder may not withdraw their acceptance during the Offer period determined under paragraph 4.1 below, whether or not there has been any variation of this Offer. However, Rank and every accepting Carter Holt Harvey shareholder shall be released from their obligations under this Offer, and arising from acceptance of this Offer, if this Offer:

(a) is withdrawn with the consent of the Takeovers Panel; or

(b) lapses as a result of the condition in paragraph 5.1 below not being satisfied by the date specified in paragraph 4.2 below as the latest date by which Rank may declare this Offer unconditional.

4. TERMS OF THE OFFER

4.1 This Offer is dated ***[offer date]*** February 2006 and, unless this Offer is withdrawn in its entirety with the consent of the Takeovers Panel in accordance with the Takeovers Code and every person is released from every obligation incurred under the terms of this Offer, or unless this Offer lapses in accordance with its terms, this Offer remains open for acceptance until and including the Closing Date.

4.2 The latest date by which Rank can declare this Offer unconditional is the Closing Date. If this Offer is not extended and the Offer period ends on ***[the date that is 30 days after the date of this Offer]*** March 2006, then the latest date by which Rank can declare this Offer unconditional is that date. If this Offer is not declared unconditional by the latest date contemplated by this paragraph 4.2, this Offer will lapse and Rank and every accepting Carter Holt Harvey shareholder will be released from their obligations under this Offer (and the contract arising from their acceptance of it).

4.3 This Offer is open for acceptance by any person who holds CHH Shares, whether acquired before, on or after the date of this Offer, upon production of satisfactory evidence of such person's entitlement to those CHH Shares. A holder of CHH Shares may accept this Offer in respect of all or any of their CHH Shares.

4.4 Each accepting Carter Holt Harvey shareholder represents and warrants that it is the sole legal and beneficial owner of the CHH Shares in respect of which it has accepted this Offer, and that legal and beneficial title to all such CHH Shares will pass to Rank free of all liens, charges, mortgages, encumbrances and other adverse interests or claims of any nature whatsoever, but together with all rights, benefits and entitlements attaching to them, including the right to all dividends, bonuses and other payments and distributions of any nature arising on, after, or by reference to, the Effective Date.

4.5 Acceptance of this Offer constitutes a representation and warranty by the accepting Carter Holt Harvey shareholder to Rank that title to their CHH Shares will pass to Rank on the basis described in paragraph 4.4 above and that the accepting Carter Holt Harvey shareholder has full power, capacity and authority to sell and transfer all their CHH Shares.

5. MINIMUM ACCEPTANCE CONDITION

5.1 This Offer, and any contract arising from acceptance of it, are conditional upon Rank receiving acceptances by no later than the Closing Date in respect of that number of CHH Shares that would, upon this Offer being declared unconditional and the relevant CHH Shares being transferred to Rank, result in Rank holding or controlling 90% or more of the voting rights in Carter Holt Harvey.

5.2 The condition set out in paragraph 5.1 above is a condition subsequent, and acceptance of the Offer by each accepting Carter Holt Harvey shareholder shall constitute a contract between that shareholder and Rank subject to that condition.

5.3 The condition set out in paragraph 5.1 above may not be waived or varied by Rank and this Offer will only proceed if that condition is satisfied.

6. METHOD OF SETTLEMENT

6.1 If:

(a) this Offer is declared unconditional by Rank; and

(b) a shareholders' Acceptance Form is in order and is accompanied by the relevant CSN (or any error or omission from the Acceptance Form is rectified by Rank or is otherwise accepted by Rank as valid under paragraph 3.2 above),

then either a cheque will be sent (by ordinary mail) or an electronic transfer of cleared funds will be made (at the election of the accepting Carter Holt Harvey shareholder) by Rank for the aggregate amount payable in accordance with paragraph 2.1 above to the accepting Carter Holt Harvey shareholder, by the date specified in paragraph 2.3. If an accepting Carter Holt Harvey shareholder does not select a method of payment, or the details that it provides are not sufficient to effect an electronic transfer, then that shareholder will be paid by cheque.

6.2 If this Offer does not become unconditional this Offer will lapse and Rank and every accepting Carter Holt Harvey shareholder will be released from their obligations under this Offer and the contract arising from acceptance of it.

7. NOTICES

7.1 Notices given to Carter Holt Harvey, the Takeovers Panel and New Zealand Exchange Limited:

(a) declaring this Offer unconditional; or

(b) advising that this Offer is withdrawn in accordance with the Takeovers Code; or

(c) advising that this Offer has lapsed in accordance with its terms or the Takeovers Code,

will, in each case, be deemed to be notice to all offerees when so given.

7.2 Notice of any variation of this Offer will be sent to Carter Holt Harvey, the Takeovers Panel, New Zealand Exchange Limited and, except where not required in accordance with the Takeovers Code, to each offeree under this Offer.

8. FURTHER INFORMATION AND MISCELLANEOUS

8.1 Further information relating to this Offer, as required by Schedule 1 to the Takeovers Code, is set out in Schedule A to this Offer and forms part of this Offer document.

8.2 In this Offer document:

(a) any reference to the Takeovers Code means the takeovers code approved in the Takeovers Code Approval Order 2000 (SR 2000/210);

(b) except if expressly defined in this Offer, or where the context requires otherwise, terms defined in the Takeovers Code have the same meaning in this Offer;

(c) references to Business Days are to days on which registered banks are open for business in Auckland, New Zealand (except for a Saturday or Sunday);

(d) references to amounts of money are to New Zealand currency;

(e) headings are for convenience only and do not affect the interpretation of this Offer or any Acceptance Form; and

(f) the singular includes the plural and vice versa.

8.3 The provisions set out in the Acceptance Form are part of the terms of this Offer.

8.4 If there is an inconsistency between the terms and conditions of this Offer and the provisions of the Takeovers Act 1993 or the Takeovers Code, the provisions of the Takeovers Act 1993 or the Takeovers Code (as the case may be) will prevail.

8.5 This Offer and any contract arising from it shall be governed by and construed in accordance with the laws of New Zealand, and the parties to any such contract submit to the non-exclusive jurisdiction of the Courts of New Zealand.

SCHEDULE A
INFORMATION REQUIRED BY SCHEDULE 1 TO THE TAKEOVERS CODE

The information required by Schedule 1 to the Takeovers Code, and not stated elsewhere in this Offer, is set out below. Where any information required by Schedule 1 is not applicable, no statement is made regarding that information. The following matters are stated as at the date of this Offer.

1. DATE

1.1 This Offer is dated [ ] February 2006.

2. OFFEROR AND ITS DIRECTORS

2.1 The name and address of the offeror are:

Rank Group Investments Limited
Level 12, 132-138 Quay Street
PO Box 3515
Auckland
New Zealand

2.2 The sole director of the offeror as at the date of the Offer is Graeme Richard Hart.

3. TARGET COMPANY

3.1 The target company is Carter Holt Harvey Limited.

4. OWNERSHIP OF EQUITY SECURITIES OF CARTER HOLT HARVEY

4.1 The table below sets out the number, designation and percentage of equity securities of any class of Carter Holt Harvey held or controlled by:

(a) Rank;

(b) any related company of Rank;

(c) any person acting jointly or in concert with Rank;

(d) any director of any of the persons described in paragraphs (a) to (c); and

(e) any other person holding or controlling more than 5% of the class, if within the knowledge of Rank.

Name	Description	Number of equity securities held or controlled	Type of equity security	Percentage of class
Rank	Offeror	1,121,423,920	Ordinary Shares	85.70%
Graeme Richard Hart[1]	Director of Offeror	1,121,423,920	Ordinary Shares	85.70%
New Zealand Central Securities Depository Limited ("**NZCSD**")	Person holding or controlling more than 5%	88,388,315	Ordinary Shares	6.75%

Source: Carter Holt Harvey's share register as at 1 February 2006, *as provided by Carter Holt Harvey.*

4.2 Except as set out in the table above, to the best of Rank's information, knowledge and belief, none of the other persons described in paragraph 4.1 of this Schedule hold or control equity securities of Carter Holt Harvey.

5. TRADING IN CARTER HOLT HARVEY EQUITY SECURITIES

5.1 Details of acquisitions and dispositions of equity securities in Carter Holt Harvey by Rank during the 6-month period before the date of this Offer are as set out in Schedule B.[1]

5.2 To the best of Rank's information, knowledge and belief, details of acquisitions and dispositions of equity securities in Carter Holt Harvey by NZCSD during the 6-month period from *[ ]* August 2005 to *[ ]* February 2006 are as set out in Schedule C.

6. AGREEMENTS TO ACCEPT OFFER

6.1 No person has agreed conditionally or unconditionally to accept this Offer as at the date of this Offer.

7. ARRANGEMENTS TO PAY CONSIDERATION

7.1 Rank confirms that resources will be available to it sufficient to meet the consideration to be provided on full acceptance of this Offer and to pay any debts incurred in connection with this Offer (including the debts arising under Rule 49 of the Takeovers Code).

8. ARRANGEMENTS BETWEEN RANK AND CARTER HOLT HARVEY

8.1 As at the date of this Offer, no agreement or arrangement (whether legally enforceable or not) has been made, or is proposed to be made, between Rank or any of its associates

---

[1] Graeme Richard Hart and his associated interests are the sole shareholders in Rank Group Limited, which owns Rank Group Investments Limited which in turn is the majority shareholder in Carter Holt Harvey Limited. Accordingly, Mr Hart has an interest in each of the acquisitions of CHH Shares by Rank set out in Schedule B.

and Carter Holt Harvey or any related company of Carter Holt Harvey, in connection with, in anticipation of, or in response to, this Offer.

9. ARRANGEMENTS BETWEEN RANK AND DIRECTORS AND OFFICERS OF CARTER HOLT HARVEY

9.1 As at the date of this Offer, no agreement or arrangement (whether legally enforceable or not) has been made, or is proposed to be made, between Rank or any of its associates, and any of the directors or senior officers of Carter Holt Harvey or of any related company of Carter Holt Harvey (including any payments or other benefits proposed to be made or given by way of compensation for loss of office, or as to their remaining in or retiring from office) in connection with, in anticipation of, or in response to, this Offer.

10. FINANCIAL ASSISTANCE

10.1 No financial assistance (directly or indirectly) is to be provided by Carter Holt Harvey, or any related company of Carter Holt Harvey, for the purpose of, or in connection with, this Offer. It is possible, however, that following the closing of this Offer, financial assistance could be provided in connection with a refinancing of indebtedness incurred by Rank in connection with the Offer, but there has been no discussion of that with the Carter Holt Harvey board of directors and no decision has been made by any person on behalf of Carter Holt Harvey that any such financial assistance could or will be provided.

11. MARKET ACQUISITIONS OF SECURITIES

11.1 This Offer is a full offer for cash. Rank has no present intention to acquire CHH Shares under Rule 36 of the Takeovers Code during the Offer period. No related company of Rank, nor any person acting jointly or in concert with Rank, or any of their respective directors, has any present intention to acquire CHH Shares under Rule 36 of the Takeovers Code.

11.2 However, Rank reserves the right to make any such acquisition(s) should circumstances arise which permit such an acquisition(s) to be made.

12. PRE-EMPTION CLAUSES IN CARTER HOLT HARVEY'S CONSTITUTION

12.1 As of the date of this Offer document, there is no restriction on the right to transfer any equity securities to which this Offer relates that:

(a) is contained in the constitution of Carter Holt Harvey; and

(b) has the effect of requiring the holders of those securities to offer the securities for purchase to members of Carter Holt Harvey or to any other person before transferring those securities.

13. ESCALATION CLAUSES

13.1 There is no agreement or arrangement (whether legally enforceable or not) to which Rank or any of its related entities are parties, under which:

(a) any existing holder of equity securities in Carter Holt Harvey will or may receive in relation to, or as a consequence of, this Offer any additional consideration or other benefit over and above the consideration set out in this Offer; or

(b) any prior holder of equity securities in Carter Holt Harvey will or may receive any consideration or other benefit as a consequence of this Offer.

14. CERTIFICATE

To the best of our knowledge and belief, after making proper enquiry, the information contained in this Offer document is, in all material respects, true and correct and not misleading, whether by omission of any information or otherwise, and includes all the information required to be disclosed by Rank under the Takeovers Code.

Graeme Richard Hart Director and Chief Executive Officer, Rank Group Investments Limited	Gregory Alan Cole Chief Financial Officer, Rank Group Investments Limited

SCHEDULE B
TRADING IN CARTER HOLT HARVEY EQUITY SECURITIES BY RANK

Every transaction listed below was an acquisition of CHH Shares by Rank for consideration of $2.50.

Date	Number of shares
16/09/2005	660,843,571
19/09/2005	44,869
20/09/2005	433,162
21/09/2005	772,465
22/09/2005	830,308
23/09/2005	978,302
26/09/2005	1,668,900
27/09/2005	1,232,520
28/09/2005	1,109,764
29/09/2005	871,504
30/09/2005	664,610
03/10/2005	1,270,253
04/10/2005	750,502
05/10/2005	1,137,581
06/10/2005	926,852
07/10/2005	5,997,941
10/10/2005	25,693,846
11/10/2005	11,988,100
12/10/2005	81,344,261
13/10/2005	98,632,198
14/10/2005	1,024,784
17/10/2005	813,753
18/10/2005	863,658
19/10/2005	340,100
20/10/2005	683,656
21/10/2005	12,265,197
25/10/2005	5,908,789
26/10/2005	2,003,209
27/10/2005	1,702,524
28/10/2005	1,962,208
31/10/2005	5,952,129
01/11/2005	2,739,104
02/11/2005	12,293,023
03/11/2005	18,527,180
04/11/2005	15,461,467
07/11/2005	1,864,632
08/11/2005	1,309,179
09/11/2005	834,563
10/11/2005	1,198,141
11/11/2005	811,749
14/11/2005	1,981,461
15/11/2005	529,168
16/11/2005	657,995
17/11/2005	708,834
18/11/2005	1,051,703
21/11/2005	1,919,851
22/11/2005	1,289,793
23/11/2005	9,554,807
24/11/2005	11,527,179
25/11/2005	50,610,965
28/11/2005	606,634
29/11/2005	6,219,778
30/11/2005	1,101,421
01/12/2005	934,987
02/12/2005	2,067,888
05/12/2005	4,373,073
06/12/2005	3,257,447
07/12/2005	1,313,388
08/12/2005	11,576,939
09/12/2005	13,601,201
12/12/2005	2,718,377
13/12/2005	83,486
14/12/2005	62,727
15/12/2005	154,182
16/12/2005	147,389
19/12/2005	329,116
20/12/2005	222,696
21/12/2005	1,859,860
22/12/2005	2,005,583
23/12/2005	232,342

Date	Number of shares
28/12/2005	54,065
29/12/2005	35,975
30/12/2005	827,997
04/01/2006	87,160
05/01/2006	51,019
06/01/2006	1,011,069
09/01/2006	214,033
10/01/2006	76,062
11/01/2006	82,157
12/01/2006	114,926
13/01/2006	87,431
16/01/2006	74,532
17/01/2006	3,075
18/01/2006	19,782
19/01/2006	7,667
20/01/2006	19,147
23/01/2006	31,158
24/01/2006	16,354
25/01/2006	20,451
26/01/2006	81,514
27/01/2006	57,522

SCHEDULE C
TRADING IN CARTER HOLT HARVEY EQUITY SECURITIES BY NZCSD

Nature	Date	Number of Shares	Consideration
[tba]	**[tba]**	**[tba]**	**[tba]**

RANK GROUP INVESTMENTS LIMITED

OFFER FOR ORDINARY SHARES IN CARTER HOLT HARVEY LIMITED

Shareholder

Base Consideration
(at $2.70 per CHH Share)

Additional Consideration
(at $0.05 per CHH Share)

If payable in accordance with paragraph 2.1 of the Offer

Holder Number or CSN

Total Consideration

(a)

or

(b)

If Additional Consideration is payable in accordance with paragraph 2.1 of the Offer, you will receive the amount at (a), otherwise you will receive the amount at (b)

Number of CHH Shares

ACCEPTANCE OF OFFER

By signing this form the shareholder accepts the Offer dated *[insert date of offer]* February 2006 by Rank Group Investments Limited (**Rank**) for the ordinary shares described above in Carter Holt Harvey Limited (**Carter Holt Harvey**) held by the shareholder (the **CHH Shares**) and, subject to the terms and conditions of the Offer, transfers title to the CHH Shares to Rank.

Rank agrees to take the CHH Shares subject to the terms and conditions of the Offer.

METHOD OF PAYMENT

Payment will be made by either electronic transfer directly into the shareholder's bank account, or by cheque. Please select a Method of Payment by ticking the appropriate box below. Note that all payments will be made in New Zealand dollars.

Method of Payment (please tick one): ☐ **CHEQUE** ☐ **ELECTRONIC TRANSFER NZ$ accounts only**

Note: If you do not select a Method of Payment, or the details that you provide are not sufficient to effect an electronic transfer, you will be paid by cheque.

Electronic Transfer Details: Please complete the boxes below if you wish to be paid by electronic transfer.
If you have previously provided bank account details to Carter Holt Harvey's share registrar, Computershare Investor Services Limited, and you want your payment made to that account, please tick here:

☐ **USE MY EXISTING ACCOUNT DETAILS**

Otherwise, complete the details below.

Account Name:

NZ Bank Account Number: ☐☐ ☐☐☐☐ ☐☐☐☐☐☐☐ ☐☐

Overseas Bank Account Number:

Bank Name: Branch:

Bank Address:

Bank's Swift Code/Sort Code/BSB Code

(Only overseas shareholders need complete)

Other Information:

(Overseas shareholders to provide any other information required to effect electronic transfer)

FOR AN INDIVIDUAL OR HOLDER OF POWER OF ATTORNEY	FOR A COMPANY
Signed by the shareholder(s):	*Signed by the shareholder by:* *Director/Authorised signatory*
DATED the ______ day of ______ 2006	

NOTES AND INSTRUCTIONS FOR COMPLETION

1. **INDIVIDUALS:** Individuals and attorneys should sign and date this form where marked.

2. **COMPANIES:** Companies must sign in accordance with the Companies Act 1993 and their constitution (if any), and date this form where marked.

3. **METHOD OF PAYMENT:** You should select a Method of Payment. If you do not, or if you do not provide sufficient details to enable an electronic transfer to you, you will be paid by cheque. Overseas shareholders should take particular care to provide **all** information that is required to make an electronic transfer to them. If they do not, payment will be made by cheque to them, and neither Rank nor Computershare Investor Services Limited has any responsibility to verify any such details. Overseas shareholders who have not provided a New Zealand bank account and that elect to be paid by electronic transfer will need to make their own arrangements with their bank to ensure that their designated account is capable of receiving a funds transfer in New Zealand dollars. Your bank may charge you fees in relation to receipt of an electronic transfer.

4. **JOINT HOLDERS:** If the CHH Shares are registered in the names of joint holders, all holders must sign this form.

5. **POWER OF ATTORNEY:** If this form is signed under a power of attorney, the relevant power of attorney must be submitted with this form for noting and return, and the certificate of non-revocation of power of attorney printed overleaf must be completed. Where such power of attorney has already been noted by Carter Holt Harvey, then this fact must be stated under the signature of the attorney and a copy of any acknowledgement from Carter Holt Harvey attached.

6. **ON COMPLETION:** Place the signed form in the enclosed reply-paid envelope and hand deliver or post to Rank at the address below, or fax the signed form to the number provided, as soon as possible, but in any event so as to be received not later than the closing date for the Offer (which is, at the date of the Offer, *[insert Closing Date]* March 2006, but which may be extended under the Takeovers Code).

   Rank Group Investments Limited
   c/- Computershare Investor Services Limited
   Level 2, 159 Hurstmere Road
   Takapuna
   Private Bag 92119
   Auckland
   New Zealand
   Telephone: +64 9 488 8777
   Facsimile: +64 9 488 8787

7. **PREVIOUS SALE:** If you have sold all of your CHH Shares, please immediately pass this form together with the Offer documents to the purchasers of such CHH Shares or the sharebroker through whom the sale was made. If you have sold part of your shareholding, record that fact on this form by amending the number of CHH Shares noted as being held by you on the face of this form. Please also refer to the more detailed instructions contained in the Offer document.

8. **INTERPRETATION:** In this form, references to the shareholder in the singular shall include the plural.

IF YOU ARE IN ANY DOUBT ABOUT THE PROCEDURE FOR ACCEPTANCES, PLEASE CALL COMPUTERSHARE INVESTOR SERVICES LIMITED ON +64 9 488 8777, OR 0800 005 675 (IN NZ), 1300 733 434 (IN AUSTRALIA) OR +61 3 9415 4234 (ELSEWHERE IN THE WORLD).

IF SIGNING UNDER POWER OF ATTORNEY THE ATTORNEY(S) SIGNING MUST SIGN THE FOLLOWING CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

I/WE ____

(Insert name of Attorney(s) signing)

of ____

____

(Address and Occupation)

HEREBY CERTIFIES:

(a) that by a Power of Attorney dated the ________ day of ____________ the shareholder named and described on the face of this form (the **Donor**) appointed me/us his/her/its/their attorney on the terms and conditions set out in that Power of Attorney, which terms authorise me to sign this form of acceptance and transfer; and

(b) that I/we have executed the form printed on the face of this document as attorney under that Power of Attorney and pursuant to the powers thereby conferred upon me/us; and

(c) that at the date hereof I/we have not received any notice or information of the revocation of that Power of Attorney by the death (or winding up) of the Donor or otherwise.

Signed at __________________ this ______________ day of ___________________2006

____

Signature of Attorney(s)

NOTE: Your signature does not require witnessing.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Thomas Kirriemuir McDonald
Date of last notice	27 August 2004
Date that director ceased to be director	27 January 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Carter Holt Harvey Limited 30,000 - Ordinary shares (interests held jointly with Luvaine Helen McDonald)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	NOT APPLICABLE

Part 3 – Director's interests in contracts

Detail of contract	NOT APPLICABLE
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Helen Marion Nugent
Date of last notice	3 June 2003
Date that director ceased to be director	27 January 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	NIL

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

MetRule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	25 January 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
Date of change	25 January 2006 – 27 January 2006
No. of securities held prior to change	1,121,264,433
Class	Ordinary shares
Number acquired	159,487
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.50 per share
No. of securities held after change	1,121,423,920
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptances received under and in respect of the takeover offer dated 14 September 2005.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)



B. Preliminary

1. Name	Graeme Richard Hart
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	Rank Group Limited / Rank Group Investments Limited
4. Position you hold in the issuer	Director
5. Date of this disclosure notice	01-Feb-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Rank Group Investments Limited is (or will become) the registered owner of the Carter Holt Harvey shares subject to this disclosure. Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial relevant interest arising through Graeme Hart directly or indirectly owning all the shares in Rank Group Limited which in turn owns Rank Group Investments Limited.

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	04-Jan-06
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	04-Jan-06 to 27-Jan-06
12. Number of transactions (as required by regulation 12(2), if applicable)	581
13. Nature or type of transaction (as required by regulation 11(1)(a))	Acceptances received under and in respect of the takeover offer dated 14 September 2005 during the period 4 January 2006 to 27 January 2006.
14. Consideration (as required by regulation 10)	$2.50 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,119,340,864
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	2,083,056

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	As at 11.59pm on 27 January 2006, Rank Group Investments Limited has a relevant interest in 1,121,423,920 ordinary shares in Carter Holt Harvey.

G. Signature (as required by regulation 14)

[signature]



To:	Market Announcement Platform	Company:	NZX
	Company Announcement Platform		ASX
From:	Shehnaz Hajati	Date:	31 January 2006

Subject: **Carter Holt Harvey confirms changes to its Board**

Carter Holt Harvey Limited confirms that the director resignations previously received from Mr Kerry McDonald and Dr Helen Nugent (which were conditional upon completion of the Takeover Offer dated 14 September 2005 by Rank Group Investments Limited "the Offer") came into effect from the close of the Offer on Friday, 27 January 2006.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
Shehnaz Hajati
Manager - Company Secretarial
Telephone: 64 9 262 6174
Facsimile: 64 9 262 6089

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone: 64 9 262 6000
Facsimile: 64 9 262 6099

www.chh.com

To print this confirmation press Ctrl and P simultaneously

Click OK to return to either the Document Registration menu or to complete your annual return.

Date 01-FEB-2006	**Time** 11:34:19
Document type	Online Particulars of Directors
Presenter	CARTER HOLT HARVEY LIMITED
Company	82279 CARTER HOLT HARVEY LIMITED

Registered Changes

Director	MCDONALD, Thomas Kirriemuir
Resignation Date	27 Jan 2006
Director	NUGENT, Helen Marion
Resignation Date	27 Jan 2006

Australian Securities & Investments Commission

Form 490
Corporations Act 2001

Notification of change to directors of a registered body

Use this form to notify ASIC of new or ceasing director(s), and for changes to the name or address of current director(s), of a registered body.

Related forms:
484 Change to company details (for change to directors of a company)

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Registered body details

Corporation name
CARTER HOLT HARVEY LIMITED

ARBN
050 319 152

Type of registered body (tick one box)
[X] Registered foreign company [ ] Registered Australian body

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
JULIET ZENG

ASIC registered agent number (if applicable)
285

Telephone number
03 9288 8739

Postal address
C/- ERNST & YOUNG GPO BOX 67
MELBOURNE VIC 3000

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

1 Appoint or cease director

Tick one box: [ ] Appoint director [X] Cease director

Date of change
Date of change
27/01/06
[D D] [M M] [Y Y]

Name
The name of the appointed director is
Family name: NUGENT
Given names: HELEN MARION

Date of birth
13/02/49
[D D] [M M] [Y Y]

Place of birth (town/city): BRISBANE
(state/country): QUEENSLAND

Former name (if applicable)
(eg change by deed poll, marriage)
Their previous name was (Provide full given name, not initials)
Family name:
Given names:

1 Continued ... Appoint or cease director

Residential address

The residential address of the appointed director is

Street number and Street name: 18 VICTORIA ROAD

Suburb/City: BELLEVUE HILL

State/Territory: NSW

Postcode: 2023

Country (if not Australia):

1 Continued ... Appoint or cease another director

Tick one box

☐ Appoint director ☒ Cease director

Date of change

Date of change

2 7 / 0 1 / 0 6

[D D] [M M] [Y Y]

Name

The name of the appointed director is

Family name: MCDONALD

Given names: THOMAS KIRRIEMUIR

Date of birth

1 7 / 0 9 / 4 1

[D D] [M M] [Y Y]

Place of birth (town/city): WELLINGTON

(state/country): NEW ZEALAND

Former name (if applicable)
(eg change by deed poll, marriage)

Their previous name was (Provide full given name, not initials)

Family name:

Given names:

Residential address

The residential address of the appointed director is

Street number and Street name: 34 AMRITSAR STREET

Suburb/City: KHANDALLAH

State/Territory: WELLLINGTON

Postcode:

Country (if not Australia): NEW ZEALAND

2 Change of director name

Personal name change
(eg change by deed poll, marriage)

Their previous name was (Provide full given name, not initials)

Family name:

Given names:

Date of birth

☐☐ / ☐☐ / ☐☐

[D D] [M M] [Y Y]

Place of birth (town/city):

(state/country):

The director's new name is

Family name:

Given names:

Date of change

☐☐ / ☐☐ / ☐☐

[D D] [M M] [Y Y]

2 Continued ... Change of another director name

Personal name change
(eg change by deed poll, marriage)

Their previous name was (Provide full given name, not initials)

Family name | Given names

Date of birth

[D D] / [M M] / [Y Y]

Place of birth (town/city) | (state/country)

The director's new name is

Family name | Given names

Date of change

[D D] / [M M] / [Y Y]

3 Change of director address

The director's name is (Provide full given name, not initials)

Family name | Given names

Date of birth

[D D] / [M M] / [Y Y]

Place of birth (town/city) | (state/country)

New address

Office, unit, level

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Date of change

Date of change

[D D] / [M M] / [Y Y]

3 Continued ... Change of another director address

The director's name is (Provide full given name , not initials)

Family name | Given names

Date of birth

[D D] / [M M] / [Y Y]

Place of birth (town/city) | (state/country)

New address

Office, unit, level

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Date of change

Date of change

[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current director (or equivalent), or a local agent of a foreign company.

I certify that the information in this form is true and complete.

Name

NICHOLAS WOODS

Capacity

☐ Director

☒ Local agent of a foreign company

Signature

Date signed

0 1 / 0 2 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice) ☐

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice) ✓

B. Preliminary

1. Name	Ian Ransom Myers
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	ex Chief Executive - CHH Panels
5. Date of this disclosure notice	26-Jan-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Ian Ransom Myers
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	25-Jan-06
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	25-Jan-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 14 September 2005 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.50
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

Ian R Myers

MetRule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	18 January 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
Date of change	18 January 2006 – 24 January 2006
No. of securities held prior to change	1,121,170,325
Class	Ordinary shares
Number acquired	94,108
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.50 per share
No. of securities held after change	1,121,264,433
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptances received under and in respect of the takeover offer dated 14 September 2005.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

NZX

DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Ian Ransom Myers
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	ex Chief Executive - CHH Panels
5. Date of this disclosure notice	25-Jan-06

C. Nature of relevant Interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Carter Holt Group Trustee Limited
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares subject to restriction under the s.166 staff share purchase scheme

D. Date (for Initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	24-Jan-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. *Nature or type of transaction (as required by regulation 11(1)(a))*	Transfer of shares from Carter Holt Group Trustee Limited on employee's redundancy (Class 34)
14. Consideration (as required by regulation 10)	$1.26 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. *Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)*	Nil

G. Signature (as required by regulation 14)

Ian R Myers.



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice) ☐

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice) ✓

B. Preliminary

1. Name	Ian Ransom Myers
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	ex Chief Executive - CHH Panels
5. Date of this disclosure notice	25-Jan-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Ian Ransom Myers
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	28-Nov-05
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	24-Jan-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Acquisition of shares on redundancy through Transfer from Carter Holt Group Trustee Limited (Class 34)
14. Consideration (as required by regulation 10)	$1.26 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	Nil
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	1,350 ordinary shares

G. Signature (as required by regulation 14)

[signature]



To: Market Announcement Platform
Company Announcement Platform

Company: NZX
ASX

From: Shehnaz Hajati

Date: 24 January 2006

Subject:
Carter Holt Harvey to delist from ASX

The Board of Carter Holt Harvey Limited has today resolved to seek to have the Company delisted from the Australian Stock Exchange (ASX).

The Company will be discussing with ASX the steps required to complete the process.

The proposed delisting from ASX will not impact the Company's on-going listing on NZX.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
Shehnaz Hajati
Manager - Company Secretarial
Telephone: 64 9 262 6174
Facsimile: 64 9 262 6089

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone: 64 9 262 6000
Facsimile: 64 9 262 6099

www.chh.com



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	√

B. Preliminary

1. Name	Donna Maree Webster
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	ex Commercial Director
5. Date of this disclosure notice	23-Jan-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Carter Holt Group Trustee Limited
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares subject to restriction under the s.166 staff share purchase scheme

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	12-Jan-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Transfer of shares from Carter Holt Group Trustee Limited on employee's redundancy (Class 34)
14. Consideration (as required by regulation 10)	$1.26 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	√



B. Preliminary

1. Name	Donna Maree Webster
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	ex Commercial Director
5. Date of this disclosure notice	23-Jan-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Maree Webster
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	12-Jan-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Acquisition of shares on redundancy through transfer from Carter Holt Group Trustee Limited (Class 34)
14. Consideration (as required by regulation 10)	$1.26 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	2,100 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	3,450 ordinary shares

G. Signature (as required by regulation 14)

RANK GROUP INVESTMENTS LIMITED

LEVEL 12, 132-138 QUAY ST., PO BOX 3515, AUCKLAND, NEW ZEALAND
TELEPHONE: (64-9) 3666 259 FACSIMILE: (64-9) 3666 263

20 January 2006

RANK GROUP INVESTMENTS LIMITED'S FULL TAKEOVER OFFER FOR CARTER HOLT HARVEY LIMITED – NO FURTHER EXTENSIONS

Rank acknowledges that for a variety of reasons a number of extensions have been made to its offer for all the shares in Carter Holt Harvey Limited.

Mr Hart has today instructed that there will be no further extensions.

As announced last week, the takeover offer will close next Friday, 27 January 2006.



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	√

B. Preliminary

1. Name	Andrew John McKnoulty
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	ex Chief Executive - Interion
5. Date of this disclosure notice	19-Jan-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Carter Holt Group Trustee Limited
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares subject to restriction under the s.166 staff share purchase scheme

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	12-Jan-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Transfer of shares from Carter Holt Group Trustee Limited on employee's redundancy (Class 34)
14. Consideration (as required by regulation 10)	$1.26 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	√

B. Preliminary

1. Name	Andrew John McKnoulty
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	ex Chief Executive - Interion
5. Date of this disclosure notice	19-Jan-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Andrew John McKnoulty
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	10-Nov-05
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	12-Jan-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Aquisition of shares on redundancy through transfer from Carter Holt Group Trustee Limited (Class 34)
14. Consideration (as required by regulation 10)	$1.26 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	Nil
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	1,350 ordinary shares

G. Signature (as required by regulation 14)

MetRule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	11 January 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: in the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
Date of change	11 January 2006 – 17 January 2006
No. of securities held prior to change	1,120,808,204
Class	Ordinary shares
Number acquired	362,121
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.50 per share
No. of securities held after change	1,121,170,325
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptances received under and in respect of the takeover offer dated 14 September 2005.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



To: Market Announcement Platform
Company Announcement Platform

Company: NZX
ASX

From: Shehnaz Hajati

Date: 13 January 2006

Subject: Rank Offer extended confirms Carter Holt Harvey

Carter Holt Harvey Limited confirms receipt of the attached variation notice dated 13 January 2006 from Rank Group Investments Limited (Rank) pursuant to Rule 27(d) of the Takeovers Code, which states that the offer period is extended by 14 days.

Rank's takeover offer will now close on Friday, 27 January 2006.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
Shehnaz Hajati
Manager - Company Secretarial
Telephone: 64 9 262 6174
Facsimile: 64 9 262 6089

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone: 64 9 262 6000
Facsimile: 64 9 262 6099

www.chh.com

RANK GROUP INVESTMENTS LIMITED

LEVEL 12, 132-138 QUAY ST., PO BOX 3515, AUCKLAND, NEW ZEALAND
TELEPHONE: (64-9) 3666 259 FACSIMILE: (64-9) 3666 263

13 January 2006

Carter Holt Harvey Limited
640 Great South Road
AUCKLAND
By email: Shehnaz.Hajati@chh.co.nz

New Zealand Exchange Limited
Level 2, NZX Centre
11 Cable Street
WELLINGTON
By email: announce@nzx.com

The Takeovers Panel
Level 8, Unisys House
56 The Terrace
WELLINGTON
By email: takeovers.panel@takeovers.govt.nz

VARIATION NOTICE IN RELATION TO RANK GROUP INVESTMENTS LIMITED'S FULL TAKEOVER OFFER FOR CARTER HOLT HARVEY LIMITED

Rank Group Investments Limited made a full takeover offer dated 14 September 2005 for all the shares in Carter Holt Harvey Limited.

Pursuant to Rule 27(d) of the Takeovers Code, Rank hereby gives notice that the offer period is extended by 14 days. Rank's takeover offer will now close on 27 January 2006.

Yours faithfully
RANK GROUP INVESTMENTS LIMITED

Graeme Hart
Director

MetRule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	4 January 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) *Note: Provide details of the circumstances giving rise to the relevant interest.*	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
Date of change	4 January 2006 – 10 January 2006
No. of securities held prior to change	1,119,340,864
Class	Ordinary shares
Number acquired	1,467,340
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.50 per share
No. of securities held after change	1,120,808,204
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acceptances received under and in respect of the takeover offer dated 14 September 2005.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice) √



B. Preliminary

1. Name	Paul Carl Mackay
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	ex General Manager - Employment Relations
5. Date of this disclosure notice	9-Jan-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Carter Holt Group Trustee Limited
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares subject to restriction under the s.166 staff share purchase scheme

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	19-Dec-05
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Shares reverted to the Trustee of the staff share purchase scheme following Mr Mackay's resignation from Carter Holt Harvey Limited.
14. Consideration (as required by regulation 10)	$1.23 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares reverted

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)





To:	Market Announcement Platform Company Announcement Platform	Company:	NZX ASX
From:	Shehnaz Hajati	Date:	6 January 2005

Subject: **Staff Share Purchase Schemes**

We advise that the number of fully paid ordinary shares on issue to the trustee of our staff share purchase schemes at 30 December 2005 was 2,094,949.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
Shehnaz Hajati
Manager - Company Secretarial
Telephone: 64 9 262 6174
Facsimile: 64 9 262 6089

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone: 64 9 262 6000
Facsimile: 64 9 262 6099

www.chh.com